MQes
Readdressed Technical Report Peak Mine New South Wales, Australia

Prepared by

Mine and Quarry Engineering Services, Inc.

Readdressed to

GPJ Ventures Ltd. (Peak Gold)
Metallica Resources Inc.
New Gold Inc.

Authors: Christopher Kaye, MAusIMM, B. Eng. (Chemical)

Geoffrey Challiner, MIMMM, B.Sc.(Eng), C.Eng.

Neil Inwood, MAusIMM, B.Sc. (Geology), PGradDip (Hydro), M.Sc. (Geology)

Effective Date: March 30, 2007
Report Date April 2, 2007; Amended February 25, 2008; Readdressed May 26, 2008

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Peak Gold Ltd., Metallica Resources Inc., New Gold Inc. and (the "Companies") by Mine and Quarry Engineering Services, Inc. ("MQes"). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in MQes’ services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by the Companies subject to the terms and conditions of their contracts with MQes. This contract permits the Companies to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk.

MQes

TABLE OF CONTENTS

SECTION		PAGE

1.0	SUMMARY	1-1
1.1	Licences	1-1
1.2	Mining Overview	1-1
1.3	Services and Infrastructure	1-2
1.4	History	1-2
1.5	Geological Setting	1-3
1.6	Exploration	1-3
1.7	Mineralization	1-4
1.8	Drilling	1-4
1.9	Ore Reserve and Mineral Resource Estimates	1-5
1.10	Mineral Processing and Metallurgical Testing	1-9
1.11	Mining Operations	1-9
1.12	Mine Plan	1-10
1.13	Milling Operations	1-11
1.14	Markets and Contracts	1-11
1.15	Environmental Considerations	1-12
1.16	Capital Costs	1-12
1.17	Taxes	1-12
1.18	Production Estimates	1-12
1.19	Conclusions	1-13
1.20	Recommendations	1-16
2.0	INTRODUCTION AND TERMS OF REFERENCE	2-1
2.1	Scope of Work	2-1
2.2	Participants	2-1
2.3	Principal Sources of Information	2-2
3.0	RELIANCE ON OTHER EXPERTS	3-1
4.0	PROPERTY DESCRIPTION AND LOCATION	4-1
4.1	Project Location	4-1
4.2	Tenement Status	4-1
4.3	Royalties and Agreements	4-8
4.3.1	Royalty	4-8
4.3.2	Mount Boppy Mining Agreement	4-8
4.4	Environmental Liabilities	4-8
4.5	Permitting Status	4-9
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
5.1	Project Access	5-1
5.2	Physiography and Climate	5-1
5.3	Local Infrastructure and Services	5-2
6.0	HISTORY	6-1
7.0	GEOLOGICAL SETTING	7-1
7.1	Regional Setting	7-1

i	MQes

7.2	Local Geology	7-4
7.2.1	Lithology of the Host Sequences	7-4
7.2.2	Structural Framework of the Cobar Gold Field	7-6
8.0	DEPOSIT TYPES	8-1
8.1	General Description	8-1
8.2	Genetic Model for the Cobar Gold Field Mineralization	8-1
9.0	MINERALIZATION	9-1
9.1	The Great Chesney Fault	9-1
9.1.1	The New Cobar Deposit	9-1
9.1.2	Chesney	9-5
9.1.3	The New Occidental Deposit	9-10
9.2	The Peak Shear	9-20
9.2.1	The Peak Deposit	9-21
9.2.2	The Perseverance Orebodies	9-26
9.3	Other Shears and Copper Deposits	9-32
9.3.1	Mount Boppy	9-32
9.3.2	Gladstone Deposit	9-33
9.3.3	Dapville Deposit	9-33
9.3.4	Great Cobar Deposit	9-34
10.0	EXPLORATION	10-1
10.1	Recent Exploration	10-1
10.1.1	Near Mine Exploration	10-1
10.1.2	Other Near-Mine Prospects	10-2
10.1.3	Regional Exploration	10-3
10.2	Exploration Data Collection	10-4
11.0	DRILLING	11-1
11.1	Current Site Practice	11-1
11.1.1	Diamond Core	11-1
11.1.2	Reverse Circulation Drilling	11-2
11.1.3	Collar and Down-Hole Surveys	11-2
11.2	New Cobar Mine	11-2
11.2.1	Surveying Practices	11-3
11.2.2	Sample Recovery	11-4
11.3	Chesney Oxide and Underground Mine	11-4
11.3.1	Surveying Practices	11-5
11.3.2	Sample Recovery	11-5
11.4	New Occidental Mine	11-6
11.4.1	Surveying Practices	11-7
11.4.2	Sample Recovery	11-7
11.5	Peak Mine	11-7
11.5.1	Surveying Practices	11-8
11.5.2	Sample Recovery	11-9
11.6	Perseverance Mine	11-9
11.6.1	Surveying Practices	11-10
11.6.2	Sample Recovery	11-10
11.7	Mount Boppy	11-10
ii	MQes

11.7.1	Surveying Practices	11-11
11.7.2	Sample Recovery	11-11
12.0	SAMPLING METHOD AND APPROACH	12-1
12.1	Reverse Circulation Samples	12-1
12.2	Core Sampling	12-2
12.3	Density Determination	12-3
13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	13-1
13.1	Sample Preparation for Core	13-1
13.2	Sample Preparation for RC Samples	13-2
13.3	Screen Fire Assaying	13-2
13.4	Sample Analysis	13-3
13.4.1	Gold Analysis	13-3
13.4.2	Base Metal Analysis	13-4
13.5	Sample Security	13-6
13.6	Quality Control Procedures	13-7
13.7	Adequacy of Procedures	13-8
14.0	DATA VERIFICATION	14-1
14.1	Quality Control Data	14-1
14.1.1	Assay Accuracy	14-1
14.1.2	Assay Precision	14-1
14.1.3	Umpire Assays	14-8
14.1.4	Blank Reference Samples	14-9
14.2	Summary of QAQC Data	14-13
14.3	Project Database	14-13
14.4	Bulk Density Determination	14-14
14.5	Drill Hole Recovery	14-14
14.6	Survey Control	14-14
15.0	ADJACENT PROPERTIES	15-1
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
16.1	Mineralogy	16-1
16.1.1	New Cobar	16-1
16.1.2	New Occidental	16-2
16.1.3	Perseverance	16-2
16.2	Metallurgical Testwork	16-2
16.2.1	POX	16-3
16.2.2	Mount Boppy	16-3
16.2.3	Perseverance	16-4
16.2.4	Chesney	16-4
16.3	Performance and Recovery Predictions	16-4
16.4	Process Flowsheet	16-9
16.5	Plant Design	16-10
16.6	Smelting	16-10
16.7	Concentrate Specifications	16-11
16.8	Ramp-up Schedule	16-12
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
17.1	Database Validation	17-2

iii	MQes

17.2	Geological Interpretation and Modelling	17-2
17.2.1	Mount Boppy	17-2
17.2.2	New Cobar	17-2
17.2.3	Chesney Oxide	17-3
17.2.4	Chesney Sulphide	17-3
17.2.5	New Occidental	17-4
17.2.6	Peak	17-4
17.2.7	Perseverance	17-5
17.3	Statistical Analysis	17-6
17.3.1	Mt Boppy	17-6
17.3.2	New Cobar	17-8
17.3.3	Chesney Oxide	17-9
17.3.4	Chesney Sulphide	17-11
17.3.5	New Occidental	17-13
17.3.6	Peak	17-16
17.3.7	Perseverance	17-19
17.4	Variography	17-22
17.4.1	Mount Boppy	17-22
17.4.2	New Cobar	17-24
17.4.3	Chesney Oxide	17-26
17.4.4	Chesney Sulphide	17-27
17.4.5	New Occidental	17-30
17.4.6	Peak	17-33
17.4.7	Perseverance	17-37
17.5	Block Modelling	17-42
17.5.1	Mt Boppy	17-42
17.5.2	New Cobar Sulphide	17-42
17.5.3	Chesney Oxide	17-42
17.5.4	Chesney Sulphide	17-43
17.5.5	New Occidental	17-43
17.5.6	Peak	17-44
17.5.7	Perseverance	17-44
17.6	Grade Estimation and Classification	17-44
17.6.1	Mount Boppy	17-44
17.6.2	New Cobar Sulphide	17-45
17.6.3	Chesney Oxide	17-48
17.6.4	Chesney Sulphide	17-50
17.6.5	New Occidental	17-53
17.6.6	Peak	17-55
17.6.7	Perseverance	17-59
17.7	RSG Global Comments	17-63
17.8	Resource Reporting	17-65
17.9	Mineral Reserve Methodology	17-68
17.9.1	Estimation of Breakeven Net Smelter Return	17-68
17.9.2	Stope Planning, Dilution and Ore Losses	17-69
17.9.3	Mount Boppy	17-71

iv	MQes

17.10	Audited Mineral Reserve Statement	17-71
17.11	MQes Comments	17-73
17.11.1	Breakeven NSR Value	17-73
17.11.2	Mount Boppy	17-73
18.0	OTHER RELEVANT DATA AND INFORMATION	18-1
19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	19-1
19.1	Mining Operations	19-1
19.1.1	Underground Mining Operations	19-1
19.1.2	Mining Equipment	19-5
19.1.3	Grade Control	19-6
19.1.4	Ventilation	19-7
19.1.5	Dewatering	19-7
19.1.6	Open Pit Design and Considerations	19-7
19.1.7	Mine Planning	19-9
19.1.8	Mining Performance	19-9
19.1.9	MQes Comments	19-9
19.2	Tailings and Waste Facilities and Management	19-10
19.2.1	Tailings Storage Design and Operations	19-10
19.2.2	Water Supply and Management	19-11
19.2.3	Surface Run-off and Control	19-12
19.2.4	Water Balance	19-12
19.3	Product Transport and Sales	19-13
19.3.1	Concentrate Handling and Transport	19-13
19.3.2	Concentrate Marketing	19-13
19.3.3	Bullion Handling and Transport	19-14
19.3.4	Bullion Marketing	19-14
19.4	Infrastructure and Services	19-14
19.4.1	Introduction	19-14
19.4.2	Power Supply	19-14
19.4.3	Buildings	19-15
19.4.4	Communications	19-15
19.4.5	Roads	19-15
19.4.6	Freight	19-15
19.5	Environmental Management and Heritage Impact	19-15
19.5.1	Introduction	19-15
19.5.2	Licences	19-16
19.5.3	Environmental Controls	19-16
19.5.4	Archaeology and Heritage	19-17
19.5.5	Closure Plan	19-17
19.5.6	MQes Comments	19-20
19.6	Labour, Organisation, Occupational Health and Safety and Training	19-20
19.6.1	Labour Requirements	19-20
19.6.2	Organization	19-21
19.6.3	Occupational Health and Training	19-21
19.6.4	Safety	19-23

v	MQes

19.7	Economic Analysis	19-23
19.7.1	Life of Mine Plan	19-23
19.7.2	Economic Assumptions	19-28
19.7.3	Capital Cost Estimate	19-29
19.7.4	Operating Cost Estimate	19-30
19.7.5	Economic Analyses Results	19-31
19.8	Risk Analysis	19-37
19.8.1	Data Collection	19-37
19.8.2	Resources	19-37
19.8.3	Mining and Reserves	19-37
19.8.4	Geotechnics and Hydrology	19-38
19.8.5	Tailings Storage Facility	19-38
19.8.6	Metallurgy and Processing	19-38
19.8.7	Concentrate Transport and Sales	19-38
19.8.8	Infrastructure and Services	19-38
19.8.9	Environmental Impacts and Permitting	19-39
19.8.10	Project Economics	19-39
20.0	INTERPRETATIONS AND CONCLUSIONS	20-1
21.0	RECOMMENDATIONS	21-1
22.0	REFERENCES	22-1
23.0	DATE AND SIGNATURE PAGE	23-1
Analabs Au Standards		1
Analabs Cu Standards		6
ALS Standards		9
ALS Cu Standards		13
SGS Au Standards		16
SGS Cu Standards		18

vi	MQes

LIST OF TABLES

TABLE	PAGE
Table 1-1: Proven and Probable Ore Reserves (1)(2)(3)(4)	1-6
Table 1-2: Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6) (excluding Proven and Probable Ore Reserves)	1-8
Table 4-1: Mining Tenements Held or in Farm-in Agreements by PGM	4-2
Table 4-2: Peak Mine Environmental and Operating Permits	4-9
Table 5-1: Distances by Road from Sydney to Cobar	5-1
Table 6-1: Operational History at the Cobar Mineral Field	6-2
Table 6-2: Production Statistics from the Cobar Mineral Field to December, 1998	6-3
Table 7-1: Stratigraphy of the Cobar Basin	7-4
Table 9-1: Chesney Oxidized Mineralization Domains	9-6
Table 9-2: Comparison of Metal Contents in Cobar Gold Field Deposits	9-18
Table 9-3: Major Alteration Minerals, Habit and Associations	9-30
Table 9-4: Early Stage Hydrothermal Mineralogy – Pre-Gold	9-31
Table 9-5: Main Stage (Gold) Hydrothermal – Deformation Mineralogy	9-31
Table 9-6: Late Stage Hydrothermal Mineralogy Antimony-Lead-Silver Association	9-32
Table 11-1: Drilling Programs at New Cobar	11-3
Table 11-2: Drilling Programs for Chesney Oxide	11-4
Table 11-3: Drilling Programs for Chesney Sulphide	11-5
Table 11-4: New Occidental Deposit Drilling Programs	11-6
Table 11-5: Drilling Programs in the Area of the Peak Oxide Resource	11-8
Table 11-6: Peak Drilling Programs Since 2000	11-8
Table 11-7: Perseverance Drilling Programs Since 1997	11-9
Table 13-1: Gold Analysis Method Used by PGM	13-4
Table 13-2: Base Metal Analysis Methods Used for PGM	13-5
Table 13-3: Summary of ALS Chemex Analytical Techniques	13-6
Table 14-1: Main Standards Used by PGM since 2000	14-1
Table 14-2: Summary Statistics for Gold Standards Results since 2000	14-2
Table 14-3: Summary Statistics for Copper Standards Results Since 2000	14-3
Table 14-4: PGM Gold Replicate and Duplicate Sample Data since 2000	14-2
Table 14-5: Summary Statistics for PGM Gold Replicates and Duplicates Results since 2000	14-3
Table 14-6: Summary Statistics for 2006 Umpire Assaying	14-8
Table 14-7: Summary Statistics for Blank Standards Results since 2000	14-9
Table 16-1: Estimated Gold Recoveries for Mount Boppy Ore Types	16-4
Table 16-2: Historical Metallurgical Operating Data	16-5
Table 16-3: Budgeted Metallurgical Operating Data	16-8
Table 16-4: Concentrate Specifications and Assays	16-11
Table 17-1: PMG to AMG (AGD66) Translation	17-2
Table 17-2: Peak- Geological Domains	17-5
Table 17-3: Mount Boppy - Summary Statistics by Zone and Hole Type for 2.5m Gold Composites	17-7

vii	MQes

Table 17-4: Mount Boppy - Conditional Statistics for Mineralised Zone 2.5 metre Gold Composites	17-8
Table 17-5: New Cobar - Summary Statistics for Main Zone	17-9
Table 17-6: New Cobar – Conditional Statistics for Main Zone 1 metre Gold Composites	17-9
Table 17-7: Chesney Oxide – Summary Statistics for Copper 2 metre Composites	17-10
Table 17-8: Chesney Oxide – Summary Statistics for Gold 2 metre Composites	17-10
Table 17-9: Chesney Oxide - Conditional Statistics for Main Lens Gold 2 metre Composites	17-11
Table 17-10: Chesney Sulphide- Summary Statistics for 1metre Composite Data	17-12
Table 17-11: Chesney Sulphide - Correlation Matrix for 1metre Composites	17-12
Table 17-12: Chesney Sulphide – Conditional Statistics for Chesney Main Lens (CHA) for 1 metre Gold Composites	17-13
Table 17-13: New Occidental – Gold Summary Statistics for 1 metre Composites	17-14
Table 17-14: New Occidental – Base Metal and Density Summary Statistics for 1 metre Composites	17-14
Table 17-15: New Occidental – Correlation Matrices for 1 metre Composites	17-15
Table 17-16: New Occidental – Conditional Statistics for Main Lens (OXM) for 1 metre Gold Composites	17-15
Table 17-17: New Occidental – Conditional Statistics for Gossan Lens (GOS) 1 metre Gold Composites	17-16
Table 17-18: Peak – Summary Statistics for 1m Composites	17-17
Table 17-19: Peak - Conditional Statistics 1m Gold Composites	17-18
Table 17-20: Perseverance - Summary Statistics for 1m Gold Composites	17-19
Table 17-21: Perseverance – Zone D Conditional Statistics 1m Gold Composites	17-20
Table 17-22: Perseverance – High Grade Cuts Used for 1m Composite Gold Data	17-20
Table 17-23: Perseverance – Summary Statistics for 1 metre Composites by Zone	17-21
Table 17-24: Mount Boppy – Indicator and Gold Grade Variography for the Mineralised Zone – 2.5 metre Gold Composites	17-23
Table 17-25: Mount Boppy - Gold Grade Variography – 2.5 metre Composites	17-24
Table 17-26: New Cobar - Grade Variography for the Main Zone	17-24
Table 17-27: New Cobar - Gold Indicator Variography for the Main Zone	17-25
Table 17-28: Chesney Sulphide - Gold Indicator Variography for Chesney Main Lens	17-29
Table 17-29: Chesney Sulphide – Multi-Element Grade Variography for Chesney Main Lens	17-30
Table 17-30: New Occidental – Gold Indicator Variogram Models Used for the Main and Gossan Lenses (after Munro 2004)	17-31
Table 17-31: New Occidental –Grade Variogram Models Used in the Multi-element Estimates for the Main Lens, Gossan, and Barren Lenses	17-32
Table 17-32: Peak – Gold GradeVariogram Models Used for the Main Lenses	17-33
Table 17-33: Peak – Gold Indicator Variogram Models Used for the Eastern Gold Lens.	17-34
Table 17-34: Peak - Gold Indicator Variogram Models Used for the CWLZ Lens (North and South)	17-35
Table 17-35: Peak – Grade Variogram Models Used for Elements Other Than Gold...	17-36

viii	MQes

Table 17-36: Perseverance–Zone D Grade Variogram Models Used in the Multi-element Estimates	17-37
Table 17-37: Perseverance - Gold Indicator Variogram Models Used for Zone D – Domain 1	17-38
Table 17-38: Perseverance - Gold Indicator Variogram Models Used for Zone D – Domain 2	17-39
Table 17-39: Perseverance – Zone A -Grade Variogram Models Used in the Multi-element Estimates	17-40
Table 17-40: Perseverance - Gold Indicator Variogram Models Used for Zone A	17-41
Table 17-41: Mount Boppy – Block Model Parameters	17-42
Table 17-42: Chesney Oxide – Block Model Parameters	17-42
Table 17-43: Chesney Oxide – Block Model Parameters	17-43
Table 17-44: Chesney Sulphide - Block Model Parameters	17-43
Table 17-45: New Occidental - Block Model Parameters	17-43
Table 17-46: Peak – Block Model Parameters	17-44
Table 17-47: Perseverance – Block Model Parameters	17-44
Table 17-48: Mt Boppy – Search Parameters for the Mineralised Zone	17-45
Table 17-49: New Cobar – MIK Composite Search Parameters	17-45
Table 17-50: New Cobar – OK Sample Search Parameters	17-46
Table 17-51: New Cobar – OK Sample Search Orientations	17-46
Table 17-52: Chesney Oxide – Estimation Parameters for the Main Lens Grade Estimation	17-49
Table 17-53: Chesney Oxide – Density Used for Tonnage Estimation	17-49
Table 17-54: Chesney Sulphide -Estimation Parameters for the Gold MIK Estimation	17-51
Table 17-55: New Occidental – Estimation Parameters for MIK and OK Estimations.	17-54
Table 17-56: Peak – General Sample Search Parameters for MIK and OK Estimations	17-55
Table 17-57: Peak – MIK Sample Selection and Search Parameters for Gold	17-56
Table 17-58: Peak – OK Sample Selection and Search Parameters for Gold	17-56
Table 17-59: Peak - OK Sample Selection and Search Parameters for Copper, Lead, Zinc and Silver	17-58
Table 17-60: Perseverance – MIK Estimation Search Strategy for Zone D	17-59
Table 17-61: Perseverance - OK Estimation Search Strategy for Zone A	17-59
Table 17-62: Perseverance – Search Orientations for Zone D, Zone B, Hulk and Hercules Lens	17-60
Table 17-63: Perseverance – Search and Variogram Orientations for PGM Zone A Estimations	17-60
Table 17-64: PGM Statement of Mineral Resources (Exclusive of Reserves) as of December 2006	17-67
Table 17-65: Metal Sales Prices	17-68
Table 17-66: Process Recovery	17-68
Table 17-67: Smelting, Refining Costs and Penalties, Royalties and Transport Costs..	17-69
Table 17-68: Estimate of 2007 Site Costs of Production	17-69
Table 17-69: Dilution, Ore Losses and Modifying Factors	17-70
Table 17-70: Peak Gold Mines Pty Ltd – MQes Audited Mineral Reserve Statement dated 1 January 2007	17-72
Table 17-71: Deviation of 2006 Mining Costs from Budget	17-73

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Table 19-1: Mine Mobile Equipment Fleets	19-6
Table 19-2: Mount Boppy Estimates of Operating Costs and Metal Recovery	19-8
Table 19-3: 2005 to 2006 Mine Activity and Cost Data	19-9
Table 19-4: November 2006 Estimate of Total Closure Costs	19-20
Table 19-5: PGM Employees and Contractor Labour	19-21
Table 19-6: PGM Injury Statistics for the Year 2006	19-23
Table 19-7: Life of Mine Production Plan (Mineral Reserves Only)	19-25
Table 19-8: PGM Operating Life of Mine Plan Including Inferred Resources	19-27
Table 19-9: PGM Metal Price Assumptions	19-29
Table 19-10: Other Economic Assumptions	19-29
Table 19-11: Estimate of Life of Mine Capital Expenditure (A$ 000’s)	19-30
Table 19-12 : Average Unit Operating Costs (A$/t)	19-31
Table 19-13: Summary of Economic Results of the Life of Mine Plan (Mineral Reserves Only)	19-31
Table 19-14: Summary of Economic Results of the PGM Operational Life of Mine Plan Including Inferred Resources	19-34

x	MQes

LIST OF FIGURES

FIGURE	PAGE
Figure 4.1: Location of Peak Mine	4-1
Figure 4.2: PGM Properties, and Licence and Lease Boundaries	4-4
Figure 4.3: Consolidated Mining Lease 6, ML 1483 and MPL 854	4-5
Figure 4.4: Mount Boppy Mining Leases	4-7
Figure 7.1: Geology and Mineralisation of the Lachlan Orogen (after Walshe et al., 1995)	7-2
Figure 7.2: Geology and Mineralisation of the Cobar Region (After Glen, 1987a; 1994).	7-3
Figure 7.3: Geology of the Cobar Gold Field (modified from Stegman and Pocock, 1996).	7-5
Figure 7.4: Cobar Basin Stratigraphic Column	7-6
Figure 7.5: Schematic Cross-Section through the Cobar Gold Field. Modified from Glenet al. 1994	7-8
Figure 7.6: Schematic Cross-Section Showing the Structural Setting of the New Occidental Deposit	7-8
Figure 8.1: Cobar Goldfield Longsection – with Resource Inclusive of Reserves at Dec 2006	8-5
Figure 9.1: Surface Geology of the New Cobar Deposit	9-2
Figure 9.2: Cross Section through the New Cobar through 16150 N	9-4
Figure 9.3: Central Area Geology from New Occidental to New Cobar	9-7
Figure 9.4: New Cobar – Chesney Long Section	9-9
Figure 9.5: Geology of the New Occidental Deposit Environs	9-11
Figure 9.6: Detailed Surface Geology – New Occidental (Mulholland & Rayner, 1961).	9-13
Figure 9.7: Detailed Long Section through New Occidental Deposit	9-14
Figure 9.8: Detailed Cross Section through New Occidental Deposit	9-15
Figure 9.9: Detailed Paragenetic Sequence for New Occidental Orebody	9-18
Figure 9.10: Summary of Base Metal Distributions of the 9500mRL	9-19
Figure 9.11: Summary of Magnetite, Quartz Breccia, Quartz Vein and Fe-Chlorite Distributions of the 9500 mRL	9-20
Figure 9.12: Peak Mine Area Geology – Plan View	9-21
Figure 9.13: Peak Mine Geology Section 10530N	9-23
Figure 9.14: Peak to Perseverance Surface Geology	9-27
Figure 9.15: Oblique View of Perseverance Zones Looking East	9-28
Figure 9.16: Perseverance Zone A Geologic Cross Section	9-29
Figure 10.1: Cobar Goldfield Targets (EL5933)	10-5
Figure 10.2: Regional Exploration Targets	10-6
Figure 12.1: Samples Awaiting Dispatch at the Peak Coreyard	12-3
Figure 12.2: Peak Mine Bulk Density Measuring Station	12-4
Figure 13.1: Sample Pulverisation at SGS Cobar	13-2
Figure 14.1: Rank HARD Plot of Gold Assay Replicates since 2000	14-4
Figure 14.2: Correlation plot of Gold Assay Replicates since 2000	14-5

xi	MQes

Figure 14.3: Rank HARD Plot for Gold Assay Duplicates since 2000	14-6
Figure 14.4: Correlation Plot for Assay Duplicates since 2000	14-7
Figure 14.5: Correlation Plot of Original Assay versus Check Assays	14-8
Figure 15.1: Cobar RegionalExploration Licences and Applications	15-1
Figure 16.1: Schematic of Peak Gold Mine Processing Route	16-9
Figure 17.1: Mt Boppy – Gold Median Indicator Variograms for the Eastern Limb of Mineralisation	17-22
Figure 17.2: Chesney Oxide – Median Indicator Variograms for Gold	17-26
Figure 17.3: Chesney Sulphide - Typical Indicator Variograms for Gold	17-28
Figure 17.4: New Cobar Sulphide- Long Section Showing Mineral Resource Classification for Reported Blocks	17-47
Figure 17.5: New Cobar Sulphide– Long Section Showing Gold Distribution for Reported Blocks	17-48
Figure 17.6: Chesney Oxide – Long Section Showing Resource Classification of Model Blocks	17-50
Figure 17.7: Chesney Sulphide – Long Section Showing Mineral Resource Classification for Reported Blocks	17-52
Figure 17.8: Chesney Sulphide – Long Section Showing Cu Grades for Reported Blocks	17-53
Figure 17.9: New Occidental – Long Section Showing Gold Grade and Mineral Resource Classification for Reported Blocks	17-55
Figure 17.10: Peak – Long Section Showing Gold Grade and Classification for Reported Blocks	17-58
Figure 17.11: Perseverance – Long Section Showing Mineral Resource Classification for Reported Blocks	17-61
Figure 17.12: Perseverance – Long section Showing Gold Grade for Reported Blocks.	17-62
Figure 19.1: Water Balance	19-13
Figure 19.2: Location of PGM’s Operations	19-19
Figure 19.3: PGM Operational Management Structure	19-22
Figure 19.4: Historical Conversion of PGM Reserves, Resources and Produced Gold..	19-24
Figure 19.5: Historical Spot Gold Price (Kitco)	19-28
Figure 19.6: Life of Mine Plan (Mineral Reserves Only) -Estimate of Annual Undiscounted Net Cashflow	19-32
Figure 19.7: Life of Mine Plan (Mineral Reserves Only) – Gold Price Sensitivity	19-32
Figure 19.8: Life of Mine Plan (Mineral Reserves Only) – Operating Cost Sensitivity.	19-33
Figure 19.9: Life of Mine Plan (Mineral Reserves Only) – Capital Cost Sensitivity..	19-33
Figure 19.10: PGM Operational Life of Mine Plan Including Inferred Resources - Estimate of Annual Undiscounted Net Cashflow	19-35
Figure 19.11: PGM Operational Life of Mine Plan (Including Inferred Resources) – Gold Price Sensitivity	19-36
Figure 19.12: PGM Operational Life of Mine Plan (Including Inferred Resources) – Operating Cost Sensitivity	19-36
Figure 19.13: PGM Operational Life of Mine Plan (Including Inferred Resources) – Capital Cost Sensitivity	19-37

xii	MQes

SECTION 1
SUMMARY

1.0 SUMMARY

Peak Mine is located near Cobar in New South Wales, Australia and is operated by Peak Gold Mines Pty Ltd (PGM), a subsidiary of Goldcorp Incorporated. Mine and Quarry Engineering Services Incorporated (MQes) was retained by GPJ Ventures Ltd. (Peak Gold) to provide a technical review of the mineral resources and reserves and operational facilities in New South Wales, Australia, of Peak Gold Mines Pty Limited (PGM), a subsidiary of Goldcorp Inc. The review was requested in connection with the acquisistion of GPJ Ventures Ltd. of Goldcorp’s Peak Mine in Australia and its Amapari Mine in Brazil. In connection with the transaction, GPJ Ventures Ltd changed its name to Peak Gold Ltd. This report has now been readdressed in connection with the pending business combination of Peak Gold Ltd., Metallica Resources Inc., and New Gold Inc. A separate readdressed technical report is being submitted with respect to the Amapari Mine.

Peak Mine comprises two underground mines and a gold and copper processing plant. The underground mines access the New Cobar, New Occidental, Peak and Perseverance deposits.

1.1 Licences

PGM holds a 100% interest in four consolidated mining leases, a mining lease, a mining purposes lease, and four exploration licences. In addition, PGM has a 75% farm-in agreement on an exploration lease with Zintoba Pty Ltd. and also a 51% farm-in agreement on an exploration lease with Lydail Pty Ltd.

In 2006 PGM entered into an agreement with Polymetals Mining Services Pty Ltd (Polymetals) for the purchase of gold resources recoverable by extension of the existing Mount Boppy open pit. Under the agreement PGM purchased 30,000 oz of gold in 2006. PGM will manage and fund mining operations and transportation of ore to the Peak Mine process plant by contractors. After recovery of the first 30,000 oz of gold PGM will pay A$130/oz for the next 20,000 oz. Thereafter, additional gold product will be retained by PGM paying only a 3% royalty to Polymetals in addition to the 3% royalty payable to the State.

The PGM leases and licenses including farm-in or purchase agreements cover approximately 855 square kilometres surrounding the Peak Mine.

1.2 Mining Overview

Principal mining activities are conducted at the Peak Mine area where there are two underground mines and a processing facility. The Peak shaft is used to access the New Occidental and Perseverance deposits.

Surface mining of oxide and sulphide ores from a small open pit mine at the New Cobar deposit ceased in 2004. Subsequently a decline was driven from within the open pit and underground production commenced in 2005.

1-1	MQes

The mining method used at both mines is longhole bench stoping backfilled with waste from development. Production equipment comprises modern development and stoping jumbos, 8m3 scooptrams, 40t and 55t trucks plus utility support units. All ore mined at Peak and New Cobar is treated at the Peak processing facility.

Surface oxide mineralization is known to exist at the Chesney and Peak deposits. Undeveloped sulphide mineralization occurs at the New Cobar and Chesney deposits and remains at the New Occidental, Perseverance and Peak Deposits.

1.3 Services and Infrastructure

The Cobar Water Board supplies untreated water to the Peak mining and processing operations. Approximately 36% of the operation’s water requirements are pumped from the underground mines. Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

Power is provided to the Peak gold mine via a 132 kV transmission line, to a substation at the Peak Mine. Emergency power is available from two, 0.8MW diesel generating units on site, owned by PGM. This is sufficient power for emergency mine egress and to clear some of the processing lines.

Sewage from the mines and surface facilities is treated on-site. Other infrastructure, typical of an operating mine, is present at the Peak Mine.

1.4 History

There has been sporadic gold mining in the Cobar district since the 1870s. The district was better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century. Numerous small gold deposits were discovered in the late 1880s, with the Occidental, New Cobar, Chesney and Peak producing gold in the late 1800s. The greatest period of activity at the Peak Mine was from 1896 to 1911. Most gold mining in the Cobar district ceased by 1920.

The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney mines also re-opened in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine produced around 700,000 ounces of gold.

The Peak Mine deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985 a total of 30,840 metres were drilled to delineate the Peak deposit. Production commenced at the Peak Mine in 1992.

Subsequent exploration and investigations led to the development of the New Occidental and Perseverance deposits.

1-2	MQes

Exploration at the Fort Bourke Hill historic workings was conducted from 1989. Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, in October 1998, which continued until March 1999, extracting approximately 105,000 tonnes of ore. This positive result led to the mining of the New Cobar open pit which produced in excess of 1,000,000 tonnes of ore prior to completion in February 2004.

Mt Boppy was discovered in 1896 and produced about 425,000 oz of gold between 1902 and 1922. Between 2001 and 2005 Polymetals processed approximately 500,000t of ore. In 2006 PGM entered into a purchase agreement for the resource in this mine.

1.5 Geological Setting

The PGM deposits are found in the Cobar mineral field, a mining district stretching over a 60 kilometre section of the north-south trending eastern margin of the Cobar Basin.

The deposits of the Cobar field are characterized by a diversity of metal assemblages, from zinc-lead-silver at the Elura deposit (now the Endeavor Mine) to the north through the copper-zinc-lead-silver CSA deposit immediately north of the town of Cobar, to the copper (Great Cobar), copper-gold (New Cobar, Chesney and Perseverance), gold (New Occidental) and gold-copper-zinc-lead-silver deposits (Peak) south of town. This southern, gold-rich section of the Cobar mineral field is known as the Cobar gold field.

The Cobar gold field is defined as the 10 kilometre long belt of historical gold mines that extend northwards from the Peak area to the Tharsis workings, immediately north of the township of Cobar. Cobar gold deposits are attractive from the perspective that they tend to be high-grade discrete bodies, which are ideally suited to underground extraction.

The deposits of the Cobar gold field are structurally controlled vein deposits and hosted by shear zones. They are typically steeply dipping, cleavage-parallel, generally north plunging lodes of short strike length (100 to 300 metres) and narrow width (less than 20 metres), but extensive down plunge extensions (in excess of 1,000 metres).

1.6 Exploration

The Cobar gold field is a mature mining camp that has been extensively explored for gold near surface. The controls on mineralization are well understood and the location of the two principal controlling structures, the Great Chesney Fault and the Peak Shear are well known.

Recent PGM exploration efforts have focused on examining unexplored or under-explored sections of these two faults and are expected to continue to focus on these structures in the near future. PGM currently plans for exploration and evaluation expenditures of Australian $3.2 million in 2007.

1-3	MQes

1.7 Mineralization

The mineralization is typically associated with extensive silicification, chlorite alteration and a gangue mineralogy dominated by pyrrhotite, pyrite and to a lesser extent, magnetite. The Cobar gold deposits are steeply dipping pipe-like bodies with short surface dimensions but considerable vertical extent. Mineralization occurs within high strain zones and is localized in zones of dilation that typically form around flexures in the shears caused by lithological competency contrasts. Base metal mineralization is present along most of the shear systems within the Cobar gold field, and in places attains economic significance. The gold mineralization, in contrast, occurs in very discrete high-grade bodies focused in the zones of maximum dilation.

1.8 Drilling

PGM use NQ sized core to intersect mineralisation for resource delineation and LTK48 sized core for the delination of underground stope blocks. Diamond core is sampled in 1 metre intervals.

Reverse circulation drilling is conducted with 130 to 140 millimetre face-sampling bits to minimize contamination from material in the drill hole walls. Reverse circulation drilling samples are collected in a cyclone operated by the crew of the rig. Samples are then logged by the geologist and a representative split sent to the laboratory for assay.

Surface drill data available for the 2003 Mineral Resource estimate at the New Cobar Mine were acquired in 16 discrete drill programs completed between 1973 and 1997. Of the holes drilled, 444 were selected for use in the Mineral Resource estimate. In 1996 and 1997, a deeper diamond drill program was completed in order to evaluate the sulphide mineralization at the New Cobar Mine. Subsequent to commencing underground production, diamond drill core from an additional 155 LTK48 holes were available for use in the December 2006 Mineral Resource estimate.

Surface drilling programs have been completed at the Chesney deposit in 2004 and continuing into 2005. A number of holes were drilled to depths between 350 metres and 800 metres below surface. The oxide mineralization on the property has been drill tested to approximately 100 metres below surface using 100 face-sampling reverse circulation drill holes and 47 percussion drill holes. In addition, several HQ/NQ-sized diamond drill holes tested the deposit at deeper levels below the water table. This drilling was completed in five different drill programs between 1987 and 2001. Of the holes drilled, 147 were selected for use in the Mineral Resource estimate. The unoxidized mineralization at Chesney has been drill tested to approximately 550 metres below surface by NQ/NQ2 diameter diamond drill holes. In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface). In total, 71 holes have been used to estimate the tonnage and grade of the mineralized system immediately below and in the hanging wall of historic workings.

New Occidental Mineral Resource estimates are based on 429 drill holes from drilling campaigns between 1945 and 2006.

1-4	MQes

Four drilling campaigns were completed in the Peak Mine area between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995. The results of 80 drill holes from such programs were used in the Peak oxide resource estimates. The reverse circulation drill programs were sampled every 2 metres and the diamond drill core was sampled on various intervals of less than 2 metres. Three programs of exploration drilling, utilising NQ/2 core, were conducted on Peak Deeps between 2003 and 2006. The results of 22 holes were used to update the Peak Deep resource model in December 2006. The underground mine at Peak was in operation from 1992 to 2002 with mining recommencing at a reduced rate in 2005. It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource. Since the last Mineral Resource estimate all new holes have been drilled using underground drills; LTK48 core and whole-core sampling, and NQ core with half-core sampling. These are the same drill rigs as currently being used at New Occidental, New Cobar and Perseverance.

Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods. HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling. LTK48 core was used to assess the upper margin of Zone A. Zones B, D, Hulk and Hercules are drilled much more sparsely. The results of 451 drill holes were used in the Perseverance Mineral Resource estimates.

Procedures for RC and diamond drilling were reviewed and appear to be compliant with standard industry practices. Logging, geotechnical logging and data collection is consistent with standard practices. Sample collection, preparation, transport and security were reviewed and considered acceptable. Assays and QAQC procedures were reviewed and the results were assessed and are considered to be acceptable.

1.9 Ore Reserve and Mineral Resource Estimates

Ore Reserves and Mineral Resources are estimated by PGM using the JORC Code. The reconciliation of the reserves to CIM Definition Standards involves the use the term "Proven" under CIM Definitions whereas they are referred to as "Proved" ore reserves under JORC. The reserves were reconciled to CIM Definition Standards and are presented as CIM compliant in Table 1-1. The Mineral Resources reported by PGM are already equivalent to CIM Definition Standards.

Table 1-1 shows the estimated Audited Ore Reserves for the Peak Mine as of December 31, 2006 including a reclassification of Probable reserves reported for Mount Boppy to Indicated resources as per observations and recommendations by MQes.

1-5	MQes

			Grade		Contained Metal
		Tonnes	Gold	Copper	Gold	Copper
Deposit	Category	(000s)	(grams per tonne)	(%)	(000	(000
					ounces)	pounds)

Peak	Proven	112	9.47	0.74	34	1,834
	Probable	121	4.64	0.61	18	1,628

	Proven +	233	6.96	0.67	52	3,462
	Probable

New Occidental	Proven	184	7.89	0.15	47	607
	Probable	84	6.58	0.16	18	295

	Proven +	267	7.48	0.15	64	902
	Probable

Perseverance	Proven	219	8.05	1.73	57	8,376
	Probable	350	8.98	0.69	101	5,319

	Proven +	569	8.62	1.09	158	13,695
	Probable

Surface Stockpiles	Proven	190	3.94	0.73	24	3,058
	Probable	-	-	-	-	-

	Proven +	190	3.94	0.73	24	3,058
	Probable

New Cobar	Proven	242	5.47	0.72	43	3,846
(underground)	Probable	98	5.66	0.57	18	1,235

	Proven +	340	5.52	0.68	61	5,082
	Probable

Mt Boppy	Proven	-	-	-	-	-
	Probable	-	-	-	-	-

	Proven +	-	-	-	-	-
	Probable

Reclaim Stockpiles	Proven	-	-	-	-	-
	Probable	75	2.00	0.65	5	1,071

	Proven +	75	2.00	0.65	5	1,071
	Probable

Total	Proven	948	6.70	0.85	204	17,720
	Probable	727	6.82	0.62	164	9,956

	Proven +	1,675	6.75	0.74	368	27,241
	Probable
(1)	The Ore Reserves for the Peak Mine deposits set out in the table above have been estimated by PGM and reviewed by G. Challiner who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Ore Reserves are classified as Proven and Probable, and are based on the JORC Code.
(2)	The Ore Reserves were estimated using either a two-dimensional kriging method or a three-dimensional kriging method, constrained by geological and grade domains.
(3)	The cut-off net smelter return value used for the Mineral Reserve estimates is A$100 per tonne. Appropriate recovery and dilution factors have been applied to each zone:
(4)	Numbers may not add up due to rounding.

1-6	MQes

Table 1-2 shows the estimated Mineral Resources for the Peak Mine as of December 31, 2006 and reflects the reclassification of the Mt Boppy Probable reserves to Indicated resources.

The Mineral Resources in Table 1-2 are compliant with CIM Definition Standards and are additional to the mineral reserves.

1-7	MQes

Table 1-2: Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)
(excluding Proven and Probable Ore Reserves)

			Grade		Contained Metal
			Gold		Gold	Copper
		Tonnes	(grams per	Copper	(000	(000
Deposit	Category	(000s)	tonne)	(%)	ounces)	pounds)

Peak	Measured	214	5.76	0.61	40	2,872
	Indicated	262	4.36	0.74	37	4,275
	Measured +	476	4.99	0.68	76	7,147
	Indicated
	Inferred	47	5.25	0.40	8	418
New Occidental	Measured	73	8.24	0.29	19	465
	Indicated	189	6.50	0.18	40	751
	Measured +	262	6.98	0.21	59	1,216
	Indicated
	Inferred	433	7.04	0.17	98	1,624
Perseverance	Measured	226	4.85	1.56	35	7765
	Indicated	534	5.03	1.32	86	15,526
	Measured +	759	4.98	1.39	121	23,291
	Indicated
	Inferred	1,080	7.24	0.72	251	17,137
New Cobar	Measured	300	5.02	0.72	48	4,768
	Indicated	237	4.87	0.65	37	3,394
	Measured +	537	4.95	0.69	86	8,163
	Indicated
	Inferred	240	4.56	0.53	35	2,805
Chesney (oxide)	Measured	429	0.84	1.18	12	11,149
	Indicated	154	1.45	0.95	7	3,225
	Measured +	583	1.00	1.12	19	14,374
	Indicated
	Inferred	1	1.48	0.46	0.1	13
Chesney (sulphide)	Measured
	Indicated	736	2.81	2.00	66	32,444
	Measured +	736	2.81	2.00	66	32,444
	Indicated
	Inferred	28	1.45	2.24	1	1,379
Mt Boppy	Measured
	Indicated	164	5.86	-	31
	Measured +	164	5.86	-	31
	Indicated
	Inferred	162	4.23	-	22
Total	Measured	1,241	3.86	0.99	154	27,020
	Indicated	2,276	4.16	1.19	304	59,616
	Measured +	3,517	4.05	1.12	458	86,636
	Indicated
	Inferred	1,991	6.50	0.53	416	23,375
(1)	The Mineral Resources for the Peak Mine deposits set out in the table above have been estimated by PGM and reviewed by N. Inwood who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.
(2)	The Mineral Resources were estimated using three-dimensional multiple indicator and ordinary kriged block models, constrained by geological and grade domains.
(3)	A$80 net smelter return cut-off was applied to all in-situ Mineral Resources, along with appropriate recoveries.
(4)	Included in the Mineral Resources are portions of Ore Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic. Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.
(5)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(6)	Numbers may not add up due to rounding.

1-8	MQes

1.10 Mineral Processing and Metallurgical Testing

The original and now depleted Peak ore zones are characterized generally as high copper, with high gold recovery; high gravity recoverable gold; and high sulphide, with lower gold recovery requiring longer leach time.

The New Cobar open pit ore processed to date is a combination of sulphide and oxide copper and gold mineralization. Testing indicates gold recovery of over 93% from cyanide leaching. Although it will continue to be processed by blending with other ore, it is planned that stockpile ores will be processed over time until 2010. During 2005, sulphide ore was processed in addition to the oxide. The metallurgy of the partial oxide (POX) ore is difficult and as a result 300,000 tonnes of POX ore was written off. Approximately half of this material has been treated to date achieving a gold recovery of approximately 53.8%. Testwork is being continued with this ore to ascertain how to improve recoveries.

Treatment of New Occidental ore, which constituted approximately 60% of the process feed during 2005 will decline and finish in 2011. The ore has been subjected to a comprehensive testing program that commenced in 1996 with initial mineralogical studies. This testing program confirmed the benefit of finer grinding to 80% passing 53 microns and extending the leach time from the current 22 hours to 48 hours. Analysis of performance through the circuit suggests fine grinding to only 75 microns is required if the flotation circuit is operating.

Drill core samples from Perseverance have also been subjected to a comprehensive program of mineralogical examination and metallurgical testing. In addition to testing of Perseverance alone, testing was also conducted on blends with New Occidental ore at the finer grind required for the latter. The testing showed that Perseverance ore is similar to the high copper Peak ore, with gold recovery of over 93% using Peak conditions and copper recovery of over 65% to a concentrate. Blending was found to be of benefit to total gold recovery, despite lower gravity recovery with the fine grind required for New Occidental ore, because of a fine-grained gold component in the Perseverance ore and recovery of the New Occidental refractory gold to the copper concentrate.

1.11 Mining Operations

The Peak, New Occidental and Perseverance deposits are accessed using the Peak shaft. New Cobar, including exploration access to the Chesney deposit, is accessed from a decline that was mined from the New Cobar open pit.

Mine production operations are located in four distinct underground zones, plus ore stockpiled from the completed open pit operation at New Cobar. Current mining is from zones which are contiguous to, or nearby, earlier mined out areas. Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002 with production commencing in July 2003. The New Cobar open pit mine was completed in February 2004, with the mined ore stockpiled for subsequent treatment. The New Cobar underground development commenced in June 2004 and was commissioned in September 2005.

1-9	MQes

Access development to the New Occidental and Perseverance deposits allows 40 and 55 tonne truck haulage from the two zones to the Peak Mine crushing and hoisting infrastructure. Ore is hauled to a Jaques jaw crusher. Crushed ore is loaded into the 10 tonne skip and hoisted to the surface, where it is stockpiled for milling. The Peak shaft is concrete lined with a 5.3 metre diameter and a depth of 740 metres. The hoisting system is designed to provide capacity in excess of 700,000 tonnes per year.

The mining and milling operations operate on a 4 panel roster with two 12 hour shifts per day, 365 days per year. Maintenance is conducted by PGM personnel and contractors carry out the diamond drilling activities.

Drilling has identified significant down-dip extensions to the New Occidental and Perseverance orebodies and also an up dip extension to the Peak orebodies. Extensions to the declines are progressing in the New Occidental and Perseverance areas to enable further drilling. The mining of remnant ore around the original Peak Mine is being examined. The Peak Mine access ramp is being extended to surface with planned completion by 2008 to reduce reliance on the shaft.

The mining method employed is longhole bench stoping with a 20 metre sublevel interval. Mining progresses from bottom up in each panel. Drives are developed along strike in the ore on each sublevel, a slot is developed and ore is blasted into the void. Ore is extracted on retreat to the access crosscut. Waste rock is used to backfill the stoping void.

In wider sections of the orebody (plus 8 metre) and longer strike lengths, footwall or hangingwall drives are also developed. Once the mining void is large enough, waste rock is introduced to the mined out section of the stope in a modified Avoca style mining method in order to increase stability. Minimal pillars are required.

1.12 Mine Plan

The mine plan based on Proven and Probable reserves is sufficient for 2 years mine life. PGM has an active drilling and development program that provided for annual conversion of resources to reserves during the 15 year history of the mine. PGM believes that mine life can be extended for a further five years by mining material currently classified as Inferred Mineral Resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that PGMs operational Life of Mine Plan will be realized.

1-10	MQes

1.13 Milling Operations

The original flexible process design required by the variability of the Peak Mine ore zones, consisting of SAG milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics. The original plant capacity of 450,000 tonnes per year was increased incrementally through improvements in bottlenecks and maintenance to 660,000 tonnes per year of hard sulphide ore. Increased leach capacity and the addition of a ball mill were added to treat the finer grinding requirements of the New Occidental ores. The production criteria for the following years is to increase throughput to at least 750,000 tonnes per year, 365 days per year, 24 hours per day and 95% utilisation, on a blend of hard sulphide ore, softer oxide and partially oxidised ore.

Ore from Peak, Perseverance and New Occidental is crushed underground to a nominal top size of 150 millimetres and is delivered to a 6,000 tonne live capacity stockpile. Three reciprocating plate feeders deliver ore to the SAG mill feed conveyor from the stockpile. A separate bin equipped with a static grizzly and a reciprocating plate feeder delivers New Cobar (and Mt Boppy in the future) ore to the SAG mill feed conveyor. The bin is fed by front-end loader from a stockpile of trucked ore.

Gold and silver are recovered in a gravity circuit with Knelson concentrators, then concentrated in the Gekko (intensive leach reactor), followed by an acid digest to remove unwanted sulphide and then smelted in a gas fired furnace to produce gold doré bars.

Gold, silver and copper are also recovered as a copper concentrate in a column flotation circuit. The flotation concentrate is thickened, dewatered and stockpiled prior to transporting to the smelter.

The third method of gold and silver recovery is with cyanidation in a tank leach circuit. The flotation tailings are pumped to a series of two leach tanks and seven absorption tanks. Cyanide and activated carbon are used to recover the gold and silver. A solution of heated caustic cyanide is used in the stripping circuit to recover the gold and silver from the carbon. An electrowinning circuit in the gold room recovers the gold and silver from the strip circuit solution. The resulting sludge is smelted into gold doré bars.

Leach tailings are pumped to a thickener. High-density thickener underflow is pumped to a central discharge tailings storage facility. Water is reclaimed from the thickener overflow and reused within the process.

1.14 Markets and Contracts

Copper concentrate is sold under contract to Glencore International AG. The contract is for all concentrate produced and expires in 2008. Annual production is estimated at 18,000 DMT grading 18% copper and 70 grams of gold per tonne. Penalty elements include bismuth, lead and zinc.

Doré bullion is refined under contract by the Perth Mint.

1-11	MQes

1.15 Environmental Considerations

Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted independent environmental audits of the PGM tenements in June 2002 and April 2004. No high ranking environmental issues were identified during the audits. PGM has operated within the statutory conditions of its operating licences to date. PGM is using the standard ISO 14001 as a guideline for its environmental health and safety management system.

PGM has a responsibility under state law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. The current closure cost estimate is A$10.44 million and the bank guarantee in favour of the Ministry of Mineral Resources (New South Wales) is now in the amount of $10.5 million.

1.16 Capital Costs

Since 1999, capital has been, and continues to be expended, on the development of the New Occidental zone, the Perseverance zone, the New Cobar underground project, the ramp connection to surface and upgrades to the mill.

In the PGM life-of-mine plan, projections are made for future capital expenditures from 2005 to 2012. The development costs are incurred and expensed under an operating account, some of which is capitalized. Other items of capital in this expenditure include underground fans and ducting, underground mobile equipment and on-going replacement capital.

1.17 Taxes

All production from PGM mines is subject to a royalty payable to the State of New South Wales at a net effective rate of 3% of gross revenue.

Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations. Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at approximately 3% of gross revenue, before treatment charges and all other costs. Payroll tax of approximately 6% is incurred on the payroll.

1.18 Production Estimates

The PGM operation is expected to continue to draw the majority of its economic value from the sale of gold in doré bullion. In addition, a concentrate containing copper, gold and silver will continue to be produced for sale.

1-12	MQes

PGM’s operational plan is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the operational Life of Mine Plan will be realized. The inclusion of Inferred Resource material introduces additional risk. The estimated financial results of a plan involving the mining of Inferred Resources should not be relied upon.

Most of the planned production is derived from ore mined at the underground operations from the New Occidental, Perseverance and New Cobar zones which is supplemented by open cut stockpile material. PGM plans that the total scheduled Mineral Reserves and material derived from Inferred Resources to be mined and processed, and the gold and copper output, are approximately 4.3 million tonnes, approximately 805,000 ounces of gold and approximately 42.9 million pounds of copper, respectively, over a period of approximately seven years. Mineral Reserves comprise 1.7 million tonnes containing 363,000 onces of gold and 26.6 million pounds of copper, the balance of material in PGM’s plan is drawn from material currently classified as Inferred Mineral Resources. Metal sales in 2007 are expected to be approximately 118,895 ounces of gold and approximately 8.0 million pounds of copper.

1.19 Conclusions

Geology, Data and Resources

PGM has estimated a total Mineral Resource , exclusive of Mineral Reserves, of 3.517Mt grading 4.05g/t Au and 1.12% Cu in the Measured and Indicated categories and 1.991Mt grading 6.50g/t Au and 0.53% Cu in the Inferred category for the Peak, New Occidental, Perseverance, New Cobar, Chesney and Mt Boppy deposits.

The quality of the PGM Mineral Resource estimates is considered by MQes to be reasonable. However, the classification of resources dominantly by estimation pass could be improved upon (e.g. by consolidating larger areas of the same confidence, taking into account the data quality, the geological confidence and the estimation quality).

The site drilling, sampling and data management practices are considered industry standard. Analysis of the assay QAQC data since 2000 indicates that there may be a small negative bias for gold assays and a minor positive bias in the reporting of copper assays from the assaying laboratories. Though not considered material to the overall resources, this should be investigated further. Copper and base metal replicate and duplicate data should be collated for future studies.

The current use of independent consultants (H&S) to conduct audits on resources and estimation procedures is considered a good practice.

The Geology Department has detailed plans for future near mine and regional exploration efforts. Site geological staff has demonstrated a good understanding of the local and regional scale controls on mineralisation, which is considered essential for increasing the current resources base.

1-13	MQes

Mining

Mining conditions are well understood by PGM. The mining methods and equipment fleets are appropriate for the deposits and forecast rates of production. Infrastructure in place at the mine is appropriate for a mine of its size. There is potential that refrigeration will be required in the deeper Perseverance Deeps area, but no conclusion has been reached.

There is a national and worldwide shortage of skilled labour and technical staff. The ability to recruit and retain suitably experienced personnel is a key issue and a continuing challenge. As a result of these shortages there is upward pressure on remuneration and greater selectivity by potential employees regarding location and terms and conditions. As at all mining operations, there is risk that, if suitably experienced personnel cannot be recruited and retained by PGM, future mine production plans will be difficult to achieve.

Historically unit costs have been higher than budgeted. It will be important for PGM to demonstrate its ability to meet development and production targets. MQes expects that if development and production targets can be achieved, current unit mining costs will reduce. If there is no reduction in unit mining costs, MQes recommends that PGM reviews its Breakeven NSR estimates for Mineral Reserve estimation.

The mine plan based on Proven and Probable reserves is sufficient for 2 years mine life, however, PGM is operating to a seven year Life of Mine Plan 2007-2013 that includes an increasing level of Inferred Mineral Resources as the plan matures. Continued focused attention is required on exploration to identify Mineral Resources and delineation for identification of economically mineable material.

PGM’s operational plan is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the operational Life of Mine Plan will be realized.

Most of the production is derived from ore mined at the underground operations from the New Occidental, Perseverance and New Cobar zones which is supplemented by open cut stockpile material. The total scheduled Mineral Reserves and material derived from Inferred Resources to be mined and processed, and the gold and copper output, are approximately 4.3 million tonnes, approximately 805,000 ounces of gold and approximately 42.9 million pounds of copper, respectively, over a period of approximately seven years. Mineral Reserves comprise 1.7 million tonnes containing 363,000 onces of gold and 26.6 million pounds of copper. The balance will be mined from material currently classified as Inferred Mineral Resources. Metal sales in 2007 are expected to be approximately 118,895 ounces of gold and approximately 8.0 million pounds of copper.

1-14	MQes

PGM plans to extend the Mount Boppy open pit under an agreement reached with Polymetals. Indicated Mineral Resources at Mount Boppy were excluded from the MQes Audited Mineral Reserve as this material is not economic at the assumed gold value of US$450/oz selected for long-term economic assessment by PGM and MQes. If the value of gold remains at its current high level of around US$660/oz, mining this material will be profitable.

Metallurgy

Budgeted metallurgical recoveries are determined from a combination of operating history and, where necessary, metallurgical testwork. Recoveries for New Occidental, Perseverance, New Cobar (POX), New Cobar (Underground) and Peak ores are predominantly based on historical operating data. Peak has a system which considers the metallurgy of the individual ores and then produces a predicted recovery based on the feed mixes. The risk of adverse metallurgical responses (such as from any as yet unidentified mineralogical seemblages) can be reduced by performing standard metallurgical tests on composite samples representative of the production plant.

Given the small amount of operating history with Mount Boppy ore and the lack of any operating history with Chesney ore, budgeted metallurgical responses need to be reinforced by metallurgical testwork. MQes considers supporting metallurgical testwork is required to confirm predicted metallurgical recoveries for these ores. Observations from a plant trial with Mount Boppy ore indicate the following need investigating:

  Mill grind size control.
  Upgrade of thickener feed dilution and water recovery systems.
  Increase in Elution and electrowinning capacity.
  Capacity of carbon regeneration system.
  Effect of ore on process water quality.

The current age of the processing plant is around 15 years. The planned plant availabilities are in excess of 95%. Although maintenance standards are high in the plant there is the potential for increased downtime due to unforeseen mechanical failures due to the age of equipment.

Minor increases in plant throughput are planned for in 2007 and 2008. It is indicated that these will be achieved by modifying plant pumping and piping. The modifications need identifying, process calculations performed and plant changes scheduling.

Environmental and Closure Plan

An External Environmental Audit of PGM operations was undertaken in 2006 with a subsequent report issued in February 2007. The report noted a number of significant improvements since the previous audit in 2004, most notably in water recycling, implementation of dust suppression measures and upgrading of the tailings pipelines.

1-15	MQes

Three issues classified as of high importance were identified relating to tailings management. No issues classified of very high importance were identified.

No significant Aboriginal heritage issues have been identified in relation to PGM’s operations.

Separately, PGM updated its Closure Plan and re-estimated closure costs in 2006. As a result the value of the Closure Bond was increased to match the new cost estimate of A$10.4 million. As with all closure cost estimates, there are uncertainties involved. The greatest uncertainties involve changes in closure requirements, and hence cost of closure.

1.20 Recommendations

Based on the review and due diligence work completed during the site visit and preparation of this report, MQes reccomends:

  Future estimations for open pittable resources should consider mathematical change of support to produce resource estimates that take into account the degree of selectivity envisaged during mining.

  Ordinary Kriging (OK) estimation (with appropriate top-cuts) could be used as the primary method of resource estimation for underground targets. The result from an OK estimation should be very similar to that of an Multiple Indicator Kriging (MIK) estimation without change of support (E type), and should be less labour intensive.

  Future resource estimates should consider classifying the resource into consolidated areas, taking into account the data quality, the geological confidence and the estimation quality.

  The potential small negative bias for gold assay and a minor positive bias in the reporting of copper assays from the assaying laboratories should be further investigated. To aid this, copper and base metal replicate and duplicate data should be stored electronically in the site database and periodically.

  Close monitoring of actual unit mining costs, which are currently in excess of budgets. If there is no reduction in unit mining costs, MQes recommends that PGM reviews its Breakeven NSR estimates for Mineral Reserve estimation.

  PGM devotes ongoing attention to the recruitment and retention of skilled engineers and operators.

  Continued focused attention is required on exploration to identify Mineral Resources and to delineate economically mineable material to support PGM’s operational production plan.

  Budgeted metallurgical recoveries should be supported by a combination of operating history as well as laboratory testwork on composite samples representative of the production plan, therefore additional testwork is required.

  Modifications to plant pumping and piping necessary to achieve increases in plant throughput must be identified, process calculations performed and plant changes scheduled.

1-16	MQes

  Metallurgical testwork should be performed to confirm predicted metallurgical recoveries for Mt. Boppy and Chesney ores.

  A plant trial on Mount Boppy ore inidicated some deleterious effects on the plant water system plus some areas of the plant may need upgrading. These need to be evaluated.

  PGM should develop more detailed capital cost estimates for all its operational activities beyond 2007. 3

1-17	MQes

SECTION 2
INTRODUCTION AND TERMS OF REFERENCE

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Scope of Work

Mine and Quarry Engineering Services Incorporated (MQes) was retained by GPJ Ventures Ltd. (Peak Gold) to provide a technical review of the mineral resources and reserves and operational facilities in New South Wales, Australia, of Peak Gold Mines Pty Limited (PGM), a subsidiary of Goldcorp Incorporated. This review was requested in connection with the acquisition by GPJ Ventures Ltd of Goldcorp's Peak Mine in Australia and its Amapari Mine in Brazil. In connection with the transaction, GPJ Ventures Ltd changed its name to Peak Gold Ltd. This report has been readdressed in connection with the pending business combination of Peak Gold Ltd., Metallica Resources Inc. and New Gold Inc.

The purpose of this readdressed technical report is to support the scientific and technical content on the Peak Gold Mine in the management information circulars of Peak Gold Ltd, Metallica Resources, and New Gold Inc., Inc. A separate readdressed technical report is being submitted with respect to the Amapari Mine.

PGM is a wholly owned subsidiary of Goldcorp Asia Pacific Pty Ltd, in turn a wholly owned subsidiary of Goldcorp Incorporated. The assets, which are located near the town of Cobar, New South Wales, comprise two underground mines and a gold and copper concentrator. Bullion is refined in Australia and sold through bullion banks. Copper concentrates with contained gold and silver are sold locally for subsequent export.

The principal deposits of interest under PGM’s control at Cobar are New Cobar, New Occidental, Peak, Perseverance and Chesney. Underground mining and development is currently occurring at the New Occidental and Perseverance deposits using the Peak shaft as access. Mining of a small open pit at New Cobar ceased in 2005, however some stockpiles of partially oxidised material continued to be treated at the time of the MQes site visit. A separate underground mine has been developed at New Cobar with decline access from within the completed open pit. Surface oxide mineralization is known to exist at Chesney and Peak. Undeveloped sulphide mineralization occurs at Chesney with access planned from the adjacent New Cobar underground operation. Remnant and an updip extension of the Peak orebody are currently being developed. PGM has also purchased the open pittable resource contained within the confines of the Mount Boppy mine.

The review of the assets of PGM is provided in subsequent sections of this report.

2.2 Participants

These facilities were visited by MQes during March, 2007. Mr. Neil Inwood MAusIMM., geologist of RSG Global Consulting Pty Ltd, visited the PGM site from March 5 to 9 and Mr. Geoffrey Challiner, MIMM., mining engineer and Mr. Christopher Kaye, MAusIMM., process engineer visited the PGM site from March 7 to 10. Each of the individuals who carried out the site visits is a Qualified Person under National Instrument 43-101 (NI 43-101).

2-1	MQes

All the assets described in this report were visited by the MQes team. Discussions were held between MQes and PGM management and responsible staff. MQes was also provided with all pertinent financial information and operating details for the properties.

2.3 Principal Sources of Information

This report is based primarily on information provided by PGM, supported by personal observation by MQes. MQes did not drill any holes on the properties nor take any independent samples, as part of its technical review.

The principal documents referred to in this report include the following:

PGM

New Occidental Feasibility Study, May 29, 2000.

Perseverance Zone A Project Study, Project Summary, November, 2001.
Perseverance Zone A Project Study, Mining Study, November, 2001.
New Cobar Feasibility Study, 2004. New Occidental Project Review.
Perseverance Zone A Project Review.
Annual Environmental Management Report, July 2006.
Peak Gold Mines Mining Operations Plan, August 2005.
Conceptual Closure Plan, November 2006.

Other

Mount Boppy Open Pit Optimisation, Australian Mining Consultants Pty Ltd, August 2006.
Mount Boppy Pit Extension, Coffey Mining Pty Ltd, November 2006.
Sales contracts between PGM and Glencore AG for the sale of copper concentrates.
Sales contract between PGM and AGR Matthey Pty Ltd for the sale of dore.
External Environmental Audit 2006, Enesar Pty Ltd, February 2007.

Additional references are listed in Section 22 of this report.

2-2	MQes

SECTION 3
RELIANCE ON OTHER EXPERTS

3.0 RELIANCE ON OTHER EXPERTS

MQes has reviewed and analysed data provided by PGM, its consultants and previous operators/explorers of the mine properties, and has drawn its own conclusions there from, augmented by its direct field examination. MQes has not carried out any independent exploration work, drilled any holes nor carried out any sampling and assaying. However, the presence of gold and copper in the local rocks is substantiated by the established mining history by PGM, and others and the numerous old workings in the area around the Peak mine. MQes has not performed any estimation of resources and reserves at PGM, but has reviewed the estimates performed by current and previous mine personnel, examined the procedures used and reviewed in house and independent reserve and resource audits.

While exercising all reasonable diligence in checking, confirming and testing it, MQes has relied upon the data presented by PGM in formulating its opinion.

The various agreements under which PGM holds title to the mineral lands for these projects have not been investigated or confirmed by MQes. MQes was provided with a list of tenements by PGM and has relied upon the legal due diligence or title opinion being conducted by the legal counsel for Peak Gold in conjunction with the transaction to confirm the validity of the mineral title claimed by PGM. The description of the property, and ownership thereof, as set out in this report, is provided for general information purposes only.

The metallurgical, geological, mineralization, exploration and certain procedural descriptions, figures and tables used in this report are taken from reports prepared by PGM and its consultants. PGM is the company which holds the mining leases and exploration licenses and operates the mines in Cobar.

PGM estimates and reports its mineral resources and mineral reserves using the current (2004) version of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). For this reason, and because of the use of extracts from PGM reports, MQes will generally use JORC terminology throughout the report and provide a reconciliation to the CIM Definition Standards – For Mineral Resources and Mineral Reserves (December 11, 2005) in Sections 17 and 19, Mineral Resources and Mineral Reserves.

MQes is pleased to acknowledge the helpful cooperation of PGM management and staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

3-1	MQes

SECTION 4
PROPERTY DESCRIPTION AND LOCATION

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Project Location

The PGM properties are situated in the vicinity of Cobar which is located at 31 34 S 145 53 E (6,515,000N 390,000E in UTM Zone 55J), approximately 600km northwest of Sydney, New South Wales, Australia as shown in Figure 4.1. The township of Cobar has a population of approximately 8,000. The Cobar gold field is defined as the 10-km long belt of operating and historic gold mines that extend northwards from the Perseverance – Peak gold mine area to the Tharsis workings, immediately north of the township of Cobar.

Figure 4.1: Location of Peak Mine

4.2 Tenement Status

The PGM properties include four Consolidated Mining Leases (CML 6, 7, 8 and 9) covering the Tharsis to Peak gold mine area, the Coronation-Beechworth area and Queen Bee area; plus a Mining Lease, Mining Purposes Lease and four Exploration Licences (EL 5933, 6149, 6401 and 6402; (Table 4-1; Figure 4.1 and Figure 4.2).

4-1	MQes

Table 4-1: Mining Tenements Held or in Farm-in Agreements by PGM

Peak Gold Mines: Location & Expiry Dates of Mining and Exploration Leases POST March 2007
Peak Area						as of March 2007		post March 2007
ML No	Location	Granted	Expires	Ownership	Status	Area ha	Expenditure Commitment	Area ha	Expenditure Commitment	Comment
CML6	Fort Bourke Hill	29-Apr-96	27-Mar-15	PGM 100%	Granted	1,303.0	$300,000	1,303.0	$300,000	within EL5933
CML7	Coronation/Beechworth	28-Jun-95	13-Feb-12	PGM 100%	Granted	1,185.5	$300,000	1,185.5	$300,000	within EL5933
CML8	Peak to Occidental	16-Sep-99	13-Feb-12	PGM 100%	Granted	1,250.0	$300,000	1,250.0	$300,000	within EL5933
CML9	Queen Bee	26-Sep-95	3-Aug-13	PGM 100%	Granted	527.3	$300,000	527.3	$300,000	within EL5933
ML1483	Fort Bourke Hill	30-Apr-01	27-Mar-15	PGM 100%	Granted	47.1		47.1		within EL5933
MPL854	Dam	29-Sep-36	13-Feb-12	PGM 100%	Granted	3.9		3.9		within EL5933
					TOTAL	4,316.8	$1,200,000	4,316.8	$1,200,000
EL No	Location	Granted	Expires	Ownership	Status	Area ha	Expenditure Commitment	Area ha	Expenditure Commitment	Comment
EL5933	Peak	17-Apr-02	16-Apr-08	PGM 100%	Renewed	26,390.0	$125,000	26,390.0	$125,000	area includes CML's, GL, ML, MPL
EL5982	Norma Vale Farm In	30-Aug-02	29-Aug-08	Zintoba 100%	renewed	5,250.0	$48,000	5,250.0	$48,000	75% interest in Farm-in with Zintoba Pty Ltd
EL6127	Rookery South	24-Sep-03	23-Sep-07	PGM 51% Lydail 49%	Renewed	27,220.0	$69,000	27,220.0	$69,000	51% interest in Farm-in with Lydail Pty Ltd
EL6149	Mafeesh	17-Nov-03	16-Nov-07	PGM 100%	Renewed	2,332.0	$38,000	2,332.0	$38,000
EL6401	Rookery East	5-Apr-05	4-Apr-07	PGM 100%	Renewal Appln	15,460.0	$46,500	8,929.0	$56,000	Property reduction as of April 2007
EL6402	Cable Downs	13-Apr-05	12-Apr-07	PGM 100%	Renewal Appln	25,810.0	$64,000	15,111.0	$74,000	Property reduction as of April 2007
* Inclusive of CML, ML, MPL					TOTAL*	102,462.0	$390,500	85,232.0	$410,000
Mount Boppy Area
ML No	Location	Granted	Expires	Ownership	Status	Area ha		Area ha	Expenditure Commitment	Comment
GL3255	Mt Boppy	20-May-26	20-May-12	Polymetals 100%	Granted	8.3		8.3		purchased by PGM
GL5836	Mt Boppy	15-Jun-65	15-Jun-12	Polymetals 100%	Granted	6.0		6.0		purchased by PGM
GL5848	Mt Boppy	15-Feb-68	15-Jun-12	Polymetals 100%	Granted	8.6		8.6		purchased by PGM
GL5898	Mt Boppy	21-Jun-72	21-Jun-13	Polymetals 100%	Granted	7.5		7.5		purchased by PGM
MPL240	Mt Boppy	17-Jan-86	21-Jun-13	Polymetals 100%	Granted	17.8		17.8		purchased by PGM
ML311	Mt Boppy	8-Dec-76	21-Jun-13	Polymetals 100%	Granted	10.1		10.1		purchased by PGM
MLA281	Mt Boppy	Application 4/5/2006 not		Polymetals 100%		188.0		188.0		purchased by PGM
		yet granted
** Not inclusive of Peak Area CML, GL, MPL, EL					TOTAL**	246.4		246.4
				TOTAL Area of Peak & Mt Boppy Properties				85,478.38	ha

4-2	MQes

Two additional Exploration Licenses (EL 5982 and 6127) are under farm-in agreements as noted in Table 4-1 and described below.

PGM has also purchased the open pittable resource contained within the confines of the current Mount Boppy mine. The total area of the PGM properties, properties under farm in agreements and Mount Boppy leases is 85,478 ha.

Consolidated Mining Leases ("CML") 6, 7, 8, and 9 are held in the name of Peak Gold Mines 100% and are operated by Peak Gold Mines (Figure 4.3).

  New Cobar and Chesney Mines are contained within the CML 6 tenement.

  No active mines are located within the CML 7 tenement.

  New Occidental, Peak and Perseverance Mines are located within the CML 8 tenement.

  No active mines are located within the CML 9 tenement.

Mining Purposes Lease ("MPL") 854 and Mining Lease ("ML") 1483 are held in the name of Peak Gold Mines and are operated by PGM.

Exploration Licenses ("EL") 5933, 6149, 6401 and 6402 are held 100% in the name of Peak Gold Mines and are operated by PGM. Renewal applications for ELs 6401 and 6402 have been lodged with the New South Wales Department of Primary Industries – Mineral Resources (DPI-MR) and both licenses will have a reduction in their respective areas effective as of April 2007 (see Table 4-1 and Figure 4.2).

4-3	MQes

Figure 4.2: PGM Properties, and Licence and Lease Boundaries

Note: The hatched area will be relinquished as of April 2007, as noted in Table 4-1

4-4	MQes

Figure 4.3: Consolidated Mining Lease 6, ML 1483 and MPL 854

4-5	MQes

EL 5982 is held in the name of Zintoba Pty Ltd and is operated by Peak Gold Mines. A Letter of Agreement with Zintoba was entered into in March 2005, whereby PGM was required to spend $150,000 by 29th August 2006 to earn a 75% interest in the tenement. The expenditure was completed by the due date. A decision to enter into a formal Joint Venture is due by 30th June 2008.

EL 6127 is held in the name of Lydail Pty Ltd and is operated by PGM. PGM entered into a Letter of Agreement with Lydail on the 11th July 2003. PGM was required to spend $900,000 within 3 years to earn 51%. This condition has been met and a request for transfer of ownership has been lodged with the New South Wales DPI-MR.

In 2006, PGM entered into an agreement with Polymetals Mining Services Pty Ltd ("Polymetals") for extension of the existing open pit mining at Mount Boppy, located 45km east of Cobar. ML 311, MPL 240, GLs 5836, 5898, 3255, and 5848 are held in total by Polymetals. PGM has purchased the open pittable resource contained within the confines of the current Mount Boppy mine (Figure 4.4).

Mining Lease Application 281 was lodged by Polymetals in May 2006 in the name of Polymetals. The application was still pending at the time of the MQes site visit.

The mining leases and exploration licenses held directly by PGM or under farm-in or purchase agreements cover approximately 850km2 surrounding the Peak gold mine (Figure 4.2). These form an irregular shaped area straddling the Nurri-Chesney Anticline (see Figure 7.3).

Principal mining activities are conducted at the underground Perseverance, New Occidental and Peak orebodies accessed via the Peak shaft, located 8.5km south-southeast of Cobar on CML 8 and at the underground mine at New Cobar, located 3km southeast of Cobar on CML 6. Stockpiles of partially oxidised ore are also located at New Cobar. A central processing facility is situated at the Peak Mine site. The New Occidental deposit is located 3km north of the Peak Mine and is accessed underground, by a decline from the Peak Mine, as is the Perseverance deposit, which is located 1km south of the Peak. Both utilize the mining and processing infrastructure at the Peak gold mine. Open pit mining at Mount Boppy is scheduled to commence, utilising the services of a mining contractor, during 2007. Ore will be hauled by road to the Peak Mine process facilities. The Mount Boppy mining leases are shown in Figure 4.4.

Exploration targets in the area include the Chesney, Great Cobar, Gladstone, Dapville, Young Australia, Mt Pleasant, Queen Bee, Rookery South, Mafeesh and Norma Vale prospects.

4-6	MQes

Figure 4.4: Mount Boppy Mining Leases
59-1

4-7	MQes

4.3 Royalties and Agreements

    4.3.1 Royalty

A royalty is paid by PGM to the Department of Primary Industries (formerly the New South Wales Department of Mineral Resources) for the right to extract and use the State’s resources. The formula for payment of 4% of metal sales values, less direct treatment charges, realization expenses and a proportion of administration expenses and depreciation. PGM reports that the net effective rate of royalties is 3% of metal sales value and this rate of royalty payment has been used by MQes in its economic evaluation of the operations.

    4.3.2 Mount Boppy Mining Agreement

PGM entered into an agreement for mining at Mount Boppy with Polymetals Mining Services Pty Ltd (Polymetals) in August 2006. The agreement provides for PGM to manage and pay the mining costs and to purchase the first 50,000oz of gold product for a price of A$130/oz. Additional gold product will be retained by PGM with no purchase charges. Base metals and silver recovered will be the property of PGM. On completion of the agreement PGM paid for the first 30,000oz of gold product in advance, leaving the purchase of the remaining 20,000oz of gold to be made as it is mined. Under the agreement PGM is responsible to ensure that at least 150,000 tonnes of ore is processed each year after commissioning and until such time as the first 50,000oz of gold product has been recovered.

The property is subject to a 3% royalty on net smelter return in the favour of Golden Cross Pty Ltd. Royalty on the first 50,000oz of gold product will be paid by Polymetals and PGM thereafter. PGM will be responsible for payment of state royalty.

The agreement also provides for a joint venture with respect to the future potential to develop an underground mine. PGM are entitled to a 70% contributing interest and Polymetals a 30% contributing interest.

4.4 Environmental Liabilities

There has been considerable historical activity on the PGM properties. As holder of CMLs 6 through 9, PGM has a responsibility under the law for addressing the environmental impacts of historic as well as current mining activities on its leases. A Conceptual Closure Plan was prepared by PGM in November 2006 to ensure adequate provisions for closure activities. Closure costs were estimated to be approximately A$10.4 million.

Under the Mount Boppy mining agreement described in Section 4.3.2, responsibility for rehabilitation within the Mount Boppy mining licence area remains with the holder, Polymetals.

4-8	MQes

4.5 Permitting Status

Table 4-2 list the environmental and operating permits that are additional to the Mining Lease and Exploration License documents described in Section 4.2.

Table 4-2: Peak Mine Environmental and Operating Permits

Environmental / Operating Permit Title	License / Permit	Expiry Date
No.
EPA License	# 3596	Review date: 16 Dec 2008
EPA Radiation Control License	# 29910	4/6/2007
Peak Development Consent	2004/LDA-00003	N/A
New Occidental Development Consent	27:89 00/01:002	N/A
New Cobar Open Cut Development Consent	99/00:022 98/99:008	N/A
New Cobar Underground Development Consent	2004/CDA-00003	N/A

Mining Operations Plan	N/A	Accepted – August 2005
Update due – August 2010
Explosives Licence	N/A	30 March 2007
Dangerous Goods Notification (New Cobar	N/A	30 June 2007
Site)
Tourist Permit	N/A	N/A
Mining Leases	See Section 4.2
GL, MPL, EL	See Section 4.2

Under NSW legislation PGM is also required to submit a Biennial Type 3 Surveillance Report for the Tailing and Decant dams. MQes reviewed a draft of this report dated February 2007 and the final report was due to be submitted to the Dam Safety Committee in April 2007 (Section 19.2.1).

As part of the purchase agreement for Mount Boppy, PGM will be taking on the EPA licence for those operations from Polymetals. The Mt Boppy licence number will be 11583 and will be undergoing a review at the time of transfer so it will be current until 2012.

PGM is not aware of any current native title claims that have been made to its tenements.

4-9	MQes

SECTION 5
ACESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Project Access

The Peak Mine is accessed by driving 8km south from the township of Cobar on the Cobar-Hillston Road to a 0.5km private sealed road. Approximately 45km of public sealed roads connect the Peak Mine and Mount Boppy. Regional road access through Cobar is provided by an all weather highway (Mitchell Highway #32) between Sydney and Adelaide (Table 5-1). Road distances from Sydney are provided in Table 5-1. Connection to the NSW rail service is available at Cobar via Nyngan and extends to the port at Newcastle.

Table 5-1: Distances by Road from Sydney to Cobar

From	To	km	Highway #	Highway
Sydney	Bathurst	200	#32	Mitchell
Bathurst	Dubbo	210	#32	Mitchell
Dubbo	Nyngan	170	#32	Mitchell
Nyngan	Cobar	130	#32	Mitchell
Total		710

A regional airport services Cobar with regular commercial flights to Dubbo connecting to Sydney. The flight duration is approximately 2 hours with a change of plane in Dubbo.

Ore produced from the New Cobar deposit is transported by road 5km to the Peak Mine processing facility. In the future, PGM plans to transport ore mined at Mount Boppy 45km by road to the Peak Mine. PGM’s concentrates are transported by road to the point of sale at the CSA Pty Ltd processing facility located 5km north of Cobar. Thereafter CSA and PGM concentrates are blended and transported by rail to ports and smelters on the east coast of Australia and overseas.

5.2 Physiography and Climate

The Cobar region has a semi-arid climate and in years of normal rainfall receives on average about 416 mm of rainfall per year, however drought conditions have been prevalent in the area for the past 4 to 5 years. Under long-term average conditions, rainfall distribution is relatively uniform throughout the year, although it may appear as significant storm events. Temperatures range from an average temperature of 16 C in the winter to 33 C in the summer. The mean annual evaporation rate of 2,548 mm causes a pronounced deficit over the summer months. There are no permanent streams or other water bodies on the PGM properties. Weather does not significantly affect the operations and mining is conducted year-round.

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The landscape is predominantly flat, composed of sandy plains with minor undulations. A series of minor ridges striking approximately north-northwest to south-southeast, reflect a belt of more resistant, sandstone or sandy tuffs. Cobar is situated 260m above sea level. The Peak is a conical hill, 324.3m above sea level, with the Peak Mine situated at the southern base of the peak. Vegetation is largely semi-arid low woodland, with minor seasonal creeks and rivers lined by taller eucalypt species.

5.3 Local Infrastructure and Services

The Cobar Water Board supplies untreated water to the Peak Mine via a 130-kilometre dedicated pipeline from the Bogan River west of Nyngan. PGM is entitled to 1,890 million litres per year, although it currently uses on average 300 million litres per year. PGM has agreed to allocate an amount of its entitlement to the CSA Pty Ltd (Cornish, Scottish and Australian) copper mine and, as a result, except in certain circumstances, is not allowed to consume more than 1,000 million litres of its water allocation. The mine itself produces water at a rate of 197 million L per year and supplies a large proportion (estimated as 36 % in 2005) of its raw water requirements. Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

Maximum electricity consumption demand is 5.5 MW and annual consumption is approximately 50 GWh. Power is provided to the Peak gold mine via a 132 kV transmission line, to a substation at the Peak Mine. Power is converted to 11 kV for use on site, or transformed on site to lower voltages. Emergency power is available from two, 0.8-MW diesel generating units on site, owned by PGM. This is sufficient power for emergency mine egress and to clear some of the processing lines.

Sewage from the mines and surface facilities is treated on-site. Other infrastructure, typical of an operating mine, is present at the Peak Mine.

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SECTION 6
HISTORY

6.0 HISTORY

Portions of the historic summary are excerpted from narratives by Stegman and Pocock (1996) and also quoted in the Micon 2003 technical report.

There has been sporadic gold mining in the Cobar district since the 1870’s. The district was historically better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century. Numerous small gold deposits were discovered in the late 1880’s, with the Occidental (or United), New Cobar, Chesney and Peak producing gold in the late 1800’s. The greatest period of activity at the Peak Mine was from 1896 to 1911 when the Conqueror, Brown and Blue Lodes were worked.

Most gold mining in the Cobar district ceased by 1920 when the copper mines and smelters closed and there was a decrease in gold prices following World War I.

The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney Mine also re-opened, in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine was the premier gold mine in New South Wales, and had produced 700,000 oz of gold.

Exploration by various companies was conducted through the late 1940’s to 1980 in the district with no significant success. In early 1980, Rio Tinto plc acquired various leases containing the New Occidental, New Cobar and Chesney mines. The Peak gold deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985 a total of 30,840m were drilled to delineate the Peak deposit. A prefeasibility study was prepared in October, 1985. An additional study updated the mining, metallurgical and evaluation information to June, 1986. A proposal for a feasibility study was approved in January, 1987 and the study was completed in 1990. Production commenced at the Peak gold mine in 1992.

Subsequent exploration and investigations led to the development of the New Occidental and Perseverance deposits. In 1995 an exploration program exploring beneath the previously mined area of New Occidental was successful in outlining an inferred resource of 3 million t grading 7.4 g/t gold. In July, 2000, approval was received for development of the New Occidental deposit.

The Perseverance deposit was identified in the 1980’s from a coincident gravity and magnetic anomaly centred on historic workings. Deep surface drilling in 1994 yielded a narrow zone of ore-grade gold mineralization. The depth discouraged further exploration until 1996 when a decision was made to proceed with further exploration from an 800m underground exploration drive from the base of the Peak Mine workings. Underground drilling commenced in 1997. Following additional investigations and studies, Perseverance was approved for development in December, 2001.

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Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989. Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, at the site in October, 1998. The trial open pit continued until March, 1999, extracting approximately 105,000 t of ore. The trial mining led to the operation of the New Cobar open pit from 2001 until 2005. In 2005, development of a decline was completed from the New Cobar open pit to access reserves below the base of the pit.

Other exploration targets include the Chesney copper-gold, Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Table 6-1 lists the mines associated with the Cobar mineral field and the years of operation. Table 6-2 summarises production from mines on PGM tenements in the Cobar mineral field, including historic mining activities.

Table 6-1: Operational History at the Cobar Mineral Field

MINE	YEARS OF OPERATION
Chesney	1872 to 1919, 1943 to 1952, 1971 to 1975
Coronation / Beechworth	1906 (exploration only)
Gladstone	1908 to 1920
Great Cobar	1871 to 1919
Mount Pleasant	1910 to 1920
New Cobar (Cobar Gold, Fort Bourke)	1889 to 1894, 1910 to 1919, 1937 to 1948, 1998 to 1999, 2001 to present
New Occidental (Occidental, United, Albion)	1871, 1889 to 1918, 1920 to 1921, 1935 to 1952, 1985, 2002 to present
Peak Gold Mine	1992 to present
Queen Bee	1904 to 1909, 1952 to 1973
Tharsis	Late 1960s
Young Australia	1896 to 1901, 1912 to 1916
Various historic operations (Peak-Blue Lode,	Late 19th century
Brown, Conqueror; Mount Boppy)
OUTSIDE PGM TENEMENT
CSA (Cornish, Scottish & Australian) Mine	1905 to 1920, 1965 to 1998, 1999 to present

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Table 6-2: Production Statistics from the Cobar Mineral Field to December, 1998

	Gold	Silver	Copper	Lead	Zinc
	(ounces)	(kilograms)	(tonnes)	(tonnes)	(tonnes)
New Occidental	700,500
New Cobar	242,500	860	5,050
Chesney	28,500	1,110	6,210
Historic Peak Workings	20,670	18,220
Great Cobar*	293,500	46,700	114,830
Gladstone		340	2,160
Queen Bee			3,960
Young Australia	1,340	235
Mount. Pleasant	85	185
Peak Gold Mine	841,200	16,681	23,745	18,619	9,298
Peak Gold Mine post 1998	1,019,100	127,000	14,214	0	0
Total	2,128,295	84,331	155,955	18,619	9,298

1) including significant tonnage of Chesney, New Cobar and the historic Peak workings treated at the Great Cobar smelters from 1910 to 1919. 2) Peak Gold Mine production post-1998 includes New Cobar open pit and underground mining from 2000 to 2006, New Occidental from 2001 to 2006 and Perseverance production from 2003.

Mt Boppy was discovered in 1896, and between 1901 and 1922 over 1 million tonnes of ore was mined by Mount Boppy Mining Co Ltd at an average recovered grade of 12.4 g/t gold, producing about 425,000 oz of gold. In the early 1900s Mt Boppy was the largest gold producer in New South Wales. The lode was mined over a strike length of 400m and to a depth of 240 m. At the "600 ft" level (180m depth) in the old underground mine, a 108m strike length of the lode averaged 6.7m in width and returned 23 g/t gold.

The mine was the site of Australia’s first CIP plant, erected in the 1970s to treat tailings. Intermittent mining and retreatment of tailings took place after the closure of the mine in the 1920s.

In 2001 Polymetals commissioned the Mt Boppy CIP and gold recovery plant and processed approximately 500,000 tonnes of gold bearing quartz oxide ore. The first open pit was located over the old workings. The mine was shutdown at the beginning of 2005 after approximately 4 years of operation.

Total historic gold production from the mine, including all hard rock and tailings retreatment activities, probably exceeds 500,000 oz.

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SECTION 7
GEOLOGICAL SETTING

7.0 GEOLOGICAL SETTING

The following section is sourced from Bell et al (2000), Dettbarn (2001), and Stegman and Pocock (1996).

7.1 Regional Setting

The Cobar Gold Field is located on the eastern margin of the Early Devonian Cobar Basin (Glen, 1991). The Cobar Basin lies within the northern part of the Central Belt of the Lachlan Orogen (Figure 7.1). An extensive suite of Silurian "S"-type granitoids of the Wagga Tin Belt is exposed in the southern part of this region. The Eastern Belt of the Lachlan Orogen comprises a mixed Ordovician volcanic and sedimentary sequences characterised by the presence of extensive andesitic volcanic units, which are associated with porphyry-style copper-gold mineralisation including the Goonumbla, Cadia and Browns Creek deposits. Epithermal-style mineralisation including the Lake Cowal, Gidginbung and Peak Hill deposits, are also present within the Eastern Belt. The Western Belt is dominated by Ordovician and Devonian turbidite sequences and contains the extensive, structurally hosted gold deposits of the Victorian Gold Fields.

Regional crustal extension of the Lachlan Orogen in the Late Silurian created a series of north-south trending deepwater troughs and basins in the Cobar region. These include the Cobar Basin and, further to the south, the Raast and Mt Hope Troughs. Onset of regional extension was also marked by the emplacement of Late Silurian S-type and I-type granitoids within the basement on the eastern margin of the Cobar Basin. These include the S-type Thule Granite (dated age of 422 Ma) and Erimeran Granite (dated age of 419 Ma) and the I-type Wild Wave Granodiorite (dated age of 418 Ma) (Glen et al., 1996). The Cobar Basin was flanked by the Kopje Shelf to the east and the Winduck shelf to the west (Glen, 1991; 1995). Formation of the Cobar Basin has an estimated age of approximately 410 Ma (Perkins et al., 1994).

The Cobar Basin comprises predominantly siliciclastic (quartz-rich) turbidites of the Cobar Supergroup. The basin contains two stages of sedimentary fill. The lower part is characterised by coarse grained clastic sediments, while thickly bedded sediments define the upper portion (Glen et al., 1996). Glen (1991) regards these two fill sequences as representing syn-rift and post-rift stages, although Glen et al., (1996) highlight the relatively subtle nature of this sub-division, which is based solely on the relative amounts of sandstone in the respective sequences. The lower unit, the Nurri Group (Figure 7.1), is a fining upwards sequence comprising shallow-water sediments that progress rapidly up into more extensive siliciclastic turbidites. This unit was deposited along the eastern margin of the Cobar Basin from detritus sourced from an eastern landmass. The upper unit, the Amphitheatre Group, comprises more extensive low energy turbidites. The Amphitheatre Group defines an upward coarsening cycle followed by an abrupt change to thinner beds with detritus sourced from an uplifted northwestern and western landmass.

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This unit occupies most of the Cobar Basin (Glen, et al., 1996) and is intercalated with sediments deposited on the western Winduck Shelf. Together, these sediments obscure the western margin of the Cobar Basin.

Figure 7.1: Geology and Mineralisation of the Lachlan Orogen (after Walshe et al., 1995).

Glen (1991) indicates that volcanic rocks form only a small proportion of the exposed syn-rift sequence in the Cobar Basin, although volcanic units may be more prevalent at depth in the basin. Small bodies of felsic porphyry outcrop near the Queen Bee mine to the south end of the Cobar Gold Field. Intrusive flow-banded rhyolites are exposed in the underground workings at the Peak Mine (Stegman, 1998).

Portions of the Cobar Basin were structurally deformed and overturned in the late Early Devonian (395-400 Ma) in response to northeast-southwest compression (Glen, 1992). This compression was partitioned into a high strain zone along the eastern margin of the basin, and a low strain zone in the central and western parts of the basin. Reactivation of the early basin-forming extensional faults and formation of new faults controlled the deformation of the basin sediments (Glen, 1991; 1995). Overturning of sediments at the western margin of the basin subsequently occurred in the Carboniferous Period, although with less intense deformation than that experienced along the eastern margin (Glen, 1991). The geology and mineralisation of the Cobar region is shown in Figure 7.2. Cobar Basin sediments are generally of greenschist facies metamorphic grade (Glen, 1995). Glen et al., (1992) constrain the age of metamorphism to between 395-400 Ma, on the basis of 40Ar/39Ar dating of white micas formed during cleavage development in the high strain zone along the eastern margin of the Cobar Basin. Table 7-1 summarises the details of the Cobar Basin stratigraphy.

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Figure 7.2: Geology and Mineralisation of the Cobar Region (After Glen, 1987a; 1994).

31 ° S
32 ° S
33 ° S
145 ° E
146 ° E
147 ° E
Elura
Mt Drysdale
Eldorado
Girilambone
CSA
Triton
Budgery
Cobar
Great Cobar
Chesney
New Occidental
Peak
Queen Bee
Mt Boppy (Canbelego)
Nyngan
Pipeline
Restdown
McKinnon's Tank
Stones Tank
Nymagee
Shuttleton
Bobadah
Gilgunnia
Mineral Hill
Mt Allen
Tallebung
Mt Hope
Great Central
Mines
Zn-Pb-Ag
Cu
Au
N
10 km
Cover (Early-Late Devonian):
Mulga Downs Group
Cobar Super Group (Early Devonian):
Winduck Shelf
Winduck & Walters Range Groups
Cobar Basin & Equivalents
Nurri & Amphitheatre Groups
Volcanics & Cogenetic Granitoids - Rast & Mt Hope Troughs
Kopyje Shelf
Kopyje Group with Florida Volcanics
Basement:
Granitoids (Silurian)
Girilambone Group (Cambro-Ordovician)

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Mineralisation within the Cobar Gold Field and the broader Cobar Basin demonstrates a strong structural control. There is an intimate association of mineralisation with thrust-type faulting, particularly the thrust faulting focussed along the eastern margin of the basin. Glen (1995) includes the Cobar mineralisation in a distinct class of thrust-associated mineral deposits within the Lachlan Orogen.

Table 7-1: Stratigraphy of the Cobar Basin

Age	Geological Setting	Unit	Composition
Late-Mid Devonian	Cover	Mulga Downs Group	Sandstone, siltstone and shale
Early Devonian	Post-rift Shelf	Winduck Group	Sandstone, siltstone
Early Devonian	Post-rift Basin	Amphitheatre Group
		Upper Amphitheatre Gp.	Sandstone, siltstone, mudstone
		Biddaburra Formation	Sandstone, siltstone, mudstone
		Alley Sandstone Member	Sandstone
		Lower Amphitheatre Gp.	Sandstone, siltstone, mudstone
		CSA Siltstone	minor limestone, volcanics
Siltstone, mudstone

Early Devonian	Syn-rift Basin	Nurri Group
		Great Cobar Slate	Siltstone, mudstone
		Unnamed Silicic Volcanics	Porphyry, rhyolite
		Chesney Formation	Sandstone, siltstone
		Bee Conglomerate Member	Fan conglomerates, sandstones

Early Devonian	Syn-rift Shelf	Kopyje Group	Siltstone, sandstone,
		Meryula Formation	conglomerate, limestone

Silurian	Basement	Wild Wave Granodiorite	Granodiorite
Cambrian-	Basement	Girilambone Group	Sandstones, siltstones,
Ordovician			metasediments

7.2 Local Geology

7.2.1 Lithology of the Host Sequences

The Cobar Gold Field is defined as the 10 kilometre long north-trending belt of historical gold mines located east of Cobar which extends from the Peak Mine, south-southeast of Cobar, to the Tharsis workings, north of Cobar. Figure 7.3 shows the geology of the Cobar Gold Field. A generalised stratigraphic column of the Cobar Basin stratigraphy present in the Cobar Gold Field is shown in Figure 7.4.

The Cobar Gold Field is located within the Cobar Basin near its eastern margin and is hosted by sediments of the Nurri Group (Figure 7.3 and Figure 7.4). Detailed mapping of the Cobar Gold Field region has revealed that the Nurri Group consists of a relatively simple upward fining sequence of clastic sediments. The Chesney Formation sandstones, which include basal conglomeratic phases, grade upwards into weakly calcareous silty mudstones and siltstones of the Great Cobar Slate. A distinctive sequence of moderately calcareous siltstones and fine grained sandstones, informally known as the Transitional

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Unit, marks the change from Chesney Formation to Great Cobar Slate and provides a useful marker horizon. This unit, whilst not described in Glen’s (1987a) formal definition of the Chesney Formation, has been recognised in the southern part of the Cobar Gold Field by Enterprise Exploration from mapping of the area in the late 1940’s. Hinman (1992) has also recognised this unit in his division of the Upper Chesney Formation in the Peak Mine area. The presence or absence of the Transition Unit between exposures of Chesney Formation and Great Cobar Slate has been used to indicate conformable versus faulted contacts between the units.

Figure 7.3: Geology of the Cobar Gold Field (modified from Stegman and Pocock, 1996).

Chesney Fault Zone
390 000 E
395 000 E
N
Tharsis
6 515 000 N
Cobar-Nyngan Rail
Great Cobar North
Great Cobar
Cobar East
To Nyngan
To Broken Hill
Fort Bourke
Dapville
New Cobar
Blue Shaft
Gladstone
Chesney
Mt Pleasant
Young Australia
Wood Duck
Murri Syncline
6 510 000 N
New Occidental
Legend
Cobar Basin
Amphitheatre Group with Alley Creek Sandstone Member
Great Cobar Slate
Chesney Formation - including Transition Unit
Basement
Girilambone Group
Gold Mine
Copper Mine
Coronation
Silver Peak
Blue Lode
Peak
Murri Anticline
Perserverance
1000 metres
Peak Shear
6 505 000 N

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Figure 7.4: Cobar Basin Stratigraphic Column

7.2.2 Structural Framework of the Cobar Gold Field

The eastern margin of the Cobar Basin comprises a north-northwest trending anastomising fault complex with internal fault-bound plates of strongly folded basin sediments. Glen (1991) interprets the fault complex as a linked thrust system that merges at depth into a single floor thrust. Deep seismic profiling suggests that this fault underlies much of the eastern part of the Cobar Basin. The fault-bounded wedges of sediments are folded into moderate to tight folds with fold axes sub-parallel to the bounding faults. This folding is interpreted to be thrust-related (Glen, 1991).

A strong sub-vertical regional white-mica S2 foliation and a steep north-plunging mineral and extension lineation L2 are present throughout the Cobar Gold Field. The S2 foliation is sub-parallel to the major faults in the area.

The Cobar Gold Field is located on the western margin of the Chesney-Nurri Anticline, a moderate to tight south-plunging anticline (Glen, 1987b). Gold mineralisation is associated with two principal shear zones, the Peak Shear and Great Chesney Fault Zone, both of which juxtapose the Chesney Formation with the Great Cobar Slate (Figure 7.4). Only minor copper mineralisation and no significant gold mineralisation occur along the main basin margin faults, the Rookery and Queen Bee Faults. Similarly, shears immediately to the west of the Peak Shear and Great Chesney Fault Zone host predominantly gold-poor copper mineralisation, for example, the Great Cobar and Gladstone copper deposits.

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The setting of the Cobar Gold Field and the relationship of the Great Chesney Fault and Peak Shear to the eastern basin margin fault complex is shown in Figure 7.5. It is interpreted that the Great Chesney Fault is an east-dipping back thrust initiating from the Rookery Fault, while the Peak Shear is a subvertical to west-dipping imbricate fault associated with the Great Chesney Fault (Glen, 1991). The structural setting of the New Occidental orebody and the relationship of the Great Chesney Fault Zone and Peak Shear to the eastern basin margin fault complex are shown in Figure 7.6.

The Great Chesney Fault (GCF) extends over a distance of approximately 30 kilometres. Gold mineralization is restricted to the southern 8 kilometre long section of the GCF (Glen, 1987b). Within the Cobar Gold Field the GCF strikes north-northwest (350 to 355°) and dips steeply (80 to 85°) towards the east. The fault zone is generally parallel to the regional cleavage, but is slightly oblique to the regional folds including the Chesney-Nurri Anticline. The GCF truncates the western limb of the Nurri Anticline (Glen, 1987a). In detail, the GCF is a composite structure, and component shears of the fault zone are commonly oblique to cleavage. Fault planes are commonly striated, with striations plunging steeply to the north and parallel to a prominent mineral lineation on the cleavage, (Sullivan, 1947; Glen, 1987a).

The Peak Shear zone is approximately three kilometres long and up to 300 metres wide. It comprises a series of anastamosing thrust-type, subvertical, north-northwest trending shears and faults, locally referred to as the Peak, Blue, Perseverance, Polaris and Lady Greaves shears/faults. The Peak Shear zone is broadly parallel to the eastern margin of the Cobar Basin. These structures parallel the regional cleavage and both the shears and the cleavage dissect a series of south plunging parasitic folds on the Chesney-Nurri Anticline (Hinman and Scott, 1990).

The component shears of the Peak Shear zone have a steep west dip, although they also locally dip steeply towards the east. Displacement of the Great Cobar Slate-Chesney Formation contact across the Peak Shear is west-block up. Both ERA (1987) and Hinman (1992) have identified a left lateral strike slip component of shearing in the Peak area. A prominent topographic high, caused by pervasive silicification of the underlying sediments, is developed along the eastern side of the Peak Shear zone.

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Figure 7.5: Schematic Cross-Section through the Cobar Gold Field. Modified from Glen et al. 1994.

Figure 7.6: Schematic Cross-Section Showing the Structural Setting of the New Occidental Deposit.

The localisation of gold mineralisation in this portion of the Cobar Basin appears be related to the intersection of a major northeast-trending transfer fault, the Sandy Creek Fault, with the eastern basin margin fault complex. The Sandy Creek Fault is inferred from deep seismic reflection transects across the Cobar Basin (Glen et al., 1994) and is interpreted to have been active during basin formation and and subsequent deformation.

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SECTION 8
DEPOSIT TYPES 8.0 DEPOSIT TYPES

8.1 General Description

Mineralization in the Cobar mineral field has been studied by several authors who have presented well-documented descriptions of the deposits (Stegman, 2001; Munro and Berthelsen, 2004; Glen, 1987, 1995; Berthelsen, 2006; Stegman and Pocock, 1996).

The mineral deposits of the Cobar Gold Field are typically polymetallic, ranging from gold-copper-lead-zinc at the Peak and Perseverance; to gold-copper at New Cobar, New Occidental and Chesney; and copper-minor gold at the Great Cobar, Queen Bee and Gladstone deposits. The gold mineralization occurs as discrete lenses within the broader envelopes of base metal mineralization. Gold mineralization is apparently restricted to two shear zones, the GCF and the Peak Shear system, both of which are localized along the western margin of the Chesney-Nurri Anticline at the contact between sandstones of the Chesney Formation and slates and siltstones of the Great Cobar Slate (Figure 7.4).

All the Cobar deposits are structurally controlled and are interpreted to have been emplaced during deformation and inversion of the Cobar Basin in the Early Devonian (402 to 385 Ma). The deposits occur within high strain zones, typically in intensely cleaved zones, shears and faults. In detail, the mineralization is localized within dilations developed along zones of competency contrast (for example, sandstone-slate contacts, sandstone-rhyolitic intrusive contacts and unaltered sediment-silicified sediment contacts).

The deposits have characteristically steep-dipping pipe-like geometries with uniformly short strike lengths (less than 300m), narrow widths (10 to 30m) but extensive vertical dimensions. The Peak mineralization extends over a vertical extent of 700m and the New Occidental mineralization has been traced from surface down to 1,200m below surface. At the scale of mining, the Cobar-style mineralization is characterized by multiple lenses with relatively complex geometries.

8.2 Genetic Model for the Cobar Gold Field Mineralization

Several theories of deposit genesis have been proposed and the following genetic model for the mineralization in the Cobar Gold Field is proposed:

1.

Initiation of a series of normal inter-basin extensional faults along the eastern margin of the Cobar Basin during its formation.

2.

Intrusion of rhyolitic sub-volcanic magma into unconsolidated Cobar Basin sediments along the precursor of the Peak Shear.

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3.

Inversion of the Cobar Basin: Major west-directed thrusting on the GCF as part of deformation of the eastern margin of the Cobar Basin.

4.

Continued deformation and bulk shortening led to the development of a prominent north-northwest trending steep east-dipping cleavage associated with the GCF and a north-northwest trending steep west-dipping cleavage associated with the Peak Shear.

5.

Pervasive silicification of the Chesney Formation along the eastern margins of the GCF and Peak Shear and more focused intense silicification along zones of penetrative cleavage developed along the shear zones themselves and at the western margin of the rhyolite bodies at Peak. The zones of silicification, like the rhyolite bodies, became locii for mineralization because of their competency contrast with the adjacent sediments.

6.

Continued deformation of the eastern margin of the Cobar Basin, manifested as left-lateral strike-slip shearing along the GCF and continued reverse shearing along the Peak Shear zones. Shearing created subvertical pipe-like zones of dilatancy along the GCF and more discrete curvi-linear zones around the rhyolite bodies at Peak. Fluid flow was focused along these zones.

7.

Main stage mineralization associated with multiple generations of quartz veining and chlorite alteration occurred during the peak of deformation and cleavage formation. Several broad phases of mineralization are recognised; the gross sequence, from oldest to youngest is:

  Silver-poor galena, sphalerite, minor chalcopyrite, and gold mineralization at Peak.

  Magnetite, native bismuth, bismuthinite, and gold mineralization along the GCF.

  Magnetite, chalcopyrite ± gold along the GCF and Gladstone-Great Cobar line of lode and chalcopyrite, pyrrhotite, pyrite, gold, and minor galena mineralization at Peak.

8.

Further shearing and dilation within the Peak orebody, causing segmentation of both the rhyolite body and the copper-gold mineralization along the Gecko Shear.

9.

Reactivation of early zones of shearing, particularly at Peak where late stage thrusts dismember and displace the rhyolite body and the main stage mineralization. Most displacement is focused along the Polaris/Peak Shear.

10.

Late stage mineralization focused in dilations along the reactivated thrust faults.

This mineralization typically comprises silver-rich sphalerite, galena, pyrrhotite, and pyrite mineralization associated with black chlorite-talc alteration. Where it overprints main stage mineralization, it inherits a significant gold component.

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8.3 Deposits on the PGM Properties

The remainder of this section is principally derived from a paper by Berthelsen (2006) in which a summary of the key deposit types of the PGM properties is presented.

The gold and copper deposits on the PGM properties in the Cobar Gold Field can be characterised based on their own unique mineralisation and alteration signatures. The shear zones which host the mineralisation include the Peak – Perseverance Shear, Blue Shear, Lady Greves Shear and the Great Chesney Fault (Figure 7.2 and Figure 7.4). These northwest trending structures are clearly visible in magnetic data as distinct linear magnetic ridges.

The deposit groupings are as follows.

  Group1 - Peak and Perseverance

  Group 2 - New Occidental, Chesney and New Cobar

  Group 3 - Gladstone and Great Cobar.

The parameters for grouping are based on metal ratios and content, host stratigraphy, mineralisation and alteration styles and also northing. Group 1 is southernmost and Group 3 is northernmost (Figure 7.4 and Figure 8.1).

Group 1 - Peak and Perseverance

  Gold and copper deposits with lower grade lead and zinc.

  Orebodies occur within the Peak Shear zone, have a steep west dip, but locally east dip.

  Lithologic host is Great Cobar Slate to Chesney Formation sandstones and siltstones and rhyolite.

  Mineralization also occurs within contact zones (i.e. between sediment and rhyolite).

  Bonanza gold grades occur where rhyolite intersects mineralised shear zones.

  Perseverance has considerably less lead and zinc than that observed at Peak.

  Deposits contain elevated levels of Cu (0.5-2%), Pb (0.1-1%), Zn (0.05 – 1%), Ag (10-12g/t) and Bi (50-100ppm).

Group 2 - New Occidental, Chesney and New Cobar

  Gold, gold-copper and copper-gold deposits.

  Lithologic host is Great Cobar Slate.

  Hosted and controlled by the Great Chesney Fault and its related splays.

  Characteristic feature of this group of deposits are the early cryptocrystalline to chalcedonic silica veins that are closely associated with high-grade gold and bismuth mineralization (New Occidental is the best example).

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  Chesney and New Cobar have overprinting quartz veining, brecciation, pyrrhotite and chalcopyrite mineralisation.

  Early silicification and pervasive iron chlorite alteration is typical.

  Iron rich stilpnomelane occurs predominantly at New Occidental (Bell et.al., 2000) and to a lesser extent at New Cobar and Chesney.

  Strong Au-Bi correlation and a Cu-Ag relationship (relationship is also seen within the Group 3 deposits).

  Chesney and New Cobar ore zones occur some 20 to 50m respectively west of the GCF and are hosted entirely within Great Cobar Slate.

Group 3 – Gladstone, Queen Bee and Great Cobar

  Copper deposits with minor gold.

  Lithologic host is siltstones and poorly bedded sandstones of the Great Cobar Slate (sandstone units appear to play a controlling part in localising the mineralization).

  Gladstone and Great Cobar occur some 400 to 900m respectively west of the GCF.

  Deposits are characterised by pervasive iron chlorite alteration and dark green magnesium chlorite alteration proximal to the mineralisation (similar to Group 2).

  At Gladstone, the ore consists predominantly of chalcopyrite and minor pyrrhotite. The Gladstone mineralisation is characterised by quartz breccia veins and chalcopyrite. Great Cobar has more complex styles of mineralization.

  At Great Cobar, copper mineralisation occurs within a wide halo, up 100 metres, with extensive vertical extent. At least 4 lenses were identified at Great Cobar: lower grade eastern lens, central lens (historically mined), lead zinc lens occurring to the west, and a lens to the north.

  Great Cobar contains massive sulphide lenses. Porphyroblastic textures are commonly seen in the massive sulphides resulting from recrystallisation.

  Early silicification, like the remainder of the Cobar Gold Field, is accompanied by iron chlorite alteration.

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Figure 8.1: Cobar Goldfield Longsection – with Resource Inclusive of Reserves at Dec 2006

South
Peak Gold Mines
Cobar Gold Field Long Section
North
2.1 Mt @ 7.3g/t Au, 1.0% Cu
0.74 Mt @ 6.2g/t Au, 0.6% Cu
0.98 Mt @ 7.5g/t Au, 0.19% Cu
0.76 Mt @ 2.7g/t Au, 2.0%Cu (U/G)
0.58 Mt @ 1.0 g/t Au, 1.1% Cu (Open Cut)
1.1 Mt @ 5.3g/t Au, 0.67% Cu
Peak Uppers
Blue Lode
Comstock
New Occidental Drive
Peak North
Peak Deeps
Zone A
Peak Lower Remnants
Zone B
Hulk and Hercules
Zone 9
Perry Deeps
Peak
Perseverance
New Occ Upper North
Young Australian
Mt Pleasant
Burabungie
New Occ
New Occ Deeps
New Occ Very Deeps
New Occidental
Chesney
Jubilee
New Cobar Deeps
New Cobar
900m
3100m
1800m
800m
1 g/t Au
0.5% Cu
5 g/t Ag
0.5% Zn
0.5% Pb
Exploration Targets
Evaluation Projects
Active Mining Areas

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SECTION 9
MINERALIZATION

9.0 MINERALIZATION

The descriptions of mineralization in this section of the report were taken from internal PGM documents and a paper published by PGM staff in "The Cobar Gold Field – a 1996 Perspective", published by the Australasian Institute of Mining and Metallurgy. The text is largely the same as the previous technical report (Micon, 2003) but has been reviewed and updated to reflect the current geological concepts and interpretations.

The mineralization of the principal deposits of interest belonging to PGM (Figure 7-4) in the Cobar area are described from north to south on the Great Chesney Fault (Section 9.1) and then on the Peak Shear (Section 9.2). Other deposits that are not located on these two principal faults are described thereafter (Section 9.3).

9.1 The Great Chesney Fault

The New Cobar, Chesney and New Occidental mines are the principal deposits of interest to PGM, based primarily on the presence of identified mineral resources and ore reserves.

9.1.1 The New Cobar Deposit

Deposit Setting and Morphology

The New Cobar gold deposit is located approximately 2.5km north of the New Occidental Mine on the GCF. It occurs within a late north-northwest trending shear zone developed entirely within siltstones and lesser sandstones of the Great Cobar Slate immediately to the west of the contact thrust. The orebody flanks a pronounced bend in the contact thrust and occurs on the southwestern side of a broad silicified ridge (ERA, 1987). At its northern end the New Cobar mineralization is only 20m from the contact thrust but diverges rapidly to the south and is up to 150m from the thrust at its southern extent. The surface geology of the New Cobar deposit is shown in Figure 9.1 (Note: mullock = waste rock).

Mineralization is characterized by a stockwork of pyrrhotite-chalcopyrite-gold veins, which overprint an older quartz-magnetite vein stockwork. Both stockworks are characterized by gradational margins. The mineralization is developed over a strike length of some 500 m, with a central zone 300m long by up to 35m wide; that strikes north-south, dips steeply to the east, and plunges steeply to the north, parallel to regional cleavage. Bedding dips steeply to the west. The contact thrust is apparently not mineralized in the New Cobar area. The New Cobar deposit has been overprinted by a relict lateritic weathering profile.

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Figure 9.1: Surface Geology of the New Cobar Deposit

New Cobar Project-Out Crop Geology

Summary Alteration

Youngest — Au-Basemetal Sulfide (1% boxwork contour. Alteration often spacially associated with "Pebble Shears")

Poly-phasic quartz veins and quartz breccias.

Oldest — Poly-phasic "Pebble Shears", typically with overprinting silica-magnetite alteration.

Stratigraphy

16700 mN
16600 mN
16500 mN
16400 mN
16300 mN
16200 mN
16100 mN
16000 mN
15900 mN
15800 mN
24800 mE
24900 mE
25000 mE
25100 mE
25200 mE
PMGN
AMGN
Proposed Open Cut
Main Shaft
Limit of Detailed Mapping

Peter Leah 4/2006
NCGeologyFinal2.cdr

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Partially Oxidised (POX) material was stockpiled during the mining of the New Cobar open pit. The material is currently being processed on a campaign basis for approximately 4 days each month. The CIL circuit in the mill is deactivated due to the high proportion of copper oxides in POX material.

Distribution of Mineralization

The New Cobar deposit contains four steep east-dipping and steep north-plunging lenses of gold-copper mineralization. All lodes are associated with curvi-linear sections of the host shears, with concavity to the east (Mulholland and Rayner, 1961). This curvature appears to be related to the intersection of northwest-trending structures with the main north-northwest trending shears. From north to south they are:

1.

The Jubilee Lode (located at 16400 N) is a narrow north-northwest trending lode approximately 3 to 6m wide and 50m long (Gilligan and Byrnes, 1995) at the northern extremity of the deposit. The lode is characterized by sharp to rapidly gradational margins, relatively low gold/copper ratios, and accounts for only a small proportion of historical production at the mine. The lode has been traced vertically to a depth of 200m below surface where it appears to bottom out.

2.

The Northern Lode occurs immediately along strike from the Jubilee Lode (in the northern half of the historical open cut, approximately 16200N to 16300N) and is separated from the Northern Lode by a zone of barren quartz veining and silicified quartz breccia. The Northern Lode trends north-northwest, is 6 to 12m thick and is 60 to 80m long. A rapid thinning of the lode below 400m depth below surface is apparently associated with a steepening in the dip of the lode (Sullivan, 1947).

3.

The Southern Lode occurs immediately along strike from the Northern Lode (in the southern half of the historical open cut, approximately 16100N to 16200N) and is separated from this lode by a short narrower zone of barren quartz veining and silicified quartz breccia. The Southern Lode trends north-northwest, is 6 to 12m thick and is 60 to 80m long. It has been traced to 700m below surface by drilling and is apparently open-ended. The Southern and Northern Lodes were the most productive lodes in the deposit and are collectively referred to as the Main Lode (Sullivan, 1947). The Main Lode is typified by gradational margins, relatively high gold/copper ratios.

The Western Lode is located 60m to the west of the Southern Lode (immediately adjacent to the Main shaft). It trends northwest and is approximately 2 to 5m wide and 50m long (Gilligan and Byrnes, 1995). The Western Lode does not crop out and is first discernible at 200m from surface, has been traced with diamond drilling to 500m below surface and is open at depth. Gilligan and Byrne (1995) note that the dip of the Western Lode shallows from 80° to 70° and gold grades in the lode improve dramatically.

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Figure 9.2: Cross Section through the New Cobar through 16150 N

24800 mE
24900 mE
25000 mE
25100 mE
Dnc 43
Dnc 42
10300 mRL
10200 mRL
10100 mRL
10000 mRL
9900 mRL
9800 mRL
Historic Workings
Fort Bourke Fault
Great Chesney Fault
Dng 24
Dng 23
Dng 22
Historic workings
Quartz breccias
Silicic halo
Lithology
Dng
Dnc
Faults
Mineralised zone
3.7g/t Au envelope

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The various lodes at New Cobar appear to be stacked, becoming progressively deeper to the south. Both Sullivan (1947) and Mulholland and Rayner (1961) believe that the New Cobar Lodes follow the fold in the contact thrust down plunge to the north, even though the stacking of the lodes suggests an overall pitch of the deposit to the south.

Lode Morphology and Associated Alteration and Mineralization

The New Cobar deposit demonstrates a remarkably similar alteration and mineralization paragenesis to that of the New Occidental:

1.

Pre-cleavage pervasive silicification, now strongly brecciated.

2.

Pre-cleavage white quartz veining, now ptygmatic, brecciated and strongly boudinaged.

3.

Cleavage-parallel quartz veining and coeval pervasive green chlorite alteration, associated with a distinctive set of conjugate subhorizontal quartz veins and a set of northwest-trending subvertical quartz veins. The veins comprise complex quartz breccias, typically with abundant angular cleaved and chlorite-altered sedimentary fragments and colloform quartz-chlorite veins. Gold and base metals are associated with these vein types and include at least three pulses of mineralization (oldest to youngest):

  colloform banded quartz-magnetite veins.

  chalcopyrite-pyrrhotite-pyrite splashes and veins.

  galena-sphalerite-pyrrhotite veins.

Gold mineralization at New Cobar is also associated with native bismuth and bismuthinite, and together generally occur as extremely fine-grained inclusions in the magnetite veins and with the chalcopyrite-pyrrhotite veining. The New Cobar mineralization is characterized by a much higher copper content (0.8 to 1.2 % Cu) than the New Occidental deposit (0.1 to 0.2 % Cu) and by a broad halo of strong pyrite veining. Veining and mineralization are interpreted to be synchronous with cleavage development (Glen, 1987b).

4.

Post-cleavage quartz-carbonate veining.

9.1.2 Chesney

Deposit Setting and Morphology

The Chesney copper-gold deposit is located approximately 1.8km north of the New Occidental mine and 600m south of New Cobar on the GCF. The deposit is associated with a late north-northwest trending shear zone located approximately 30m to the west of, and parallel to, the contact thrust.

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This shear zone is developed entirely within siltstones and lesser sandstones of the Great Cobar Slate and occurs along strike from, and to the south of, a warp in the contact thrust (Sullivan, 1947; Mulholland and Rayner, 1961; and Glen, 1987b). Minor mineralization is also present along the contact thrust (Andrews, 1911). The Chesney deposit is located on the western flank of a broad silicified ridge (ERA, 1987). The deposit is approximately 200m long and up to 25m wide, plunges steeply to the north (80 to 85°) and dips steeply to the east (85°), parallel to the regional cleavage (Mulholland and Rayner, 1961). Near surface oxidized mineralization is known to exist. The surface geology of the Chesney deposit is similar to that seen at the nearby New Cobar deposit.

The oxide mineralization at Chesney has been subdivided into four domains based on oxidation and weathering related metal depletion in Table 9-1.

Table 9-1: Chesney Oxidized Mineralization Domains

Highest	DOX	Completely oxidized, with significant surficial Cu leaching.
Typically 30m thick.
	COX	Completely oxidized, with no significant Cu leaching. The thickness varies from 1-30m (depending on the depth of Cu depletion).
	POX	Partially oxidized. Typically 30m thick.
Lowest	NOX	Non oxidized

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Figure 9.3: Central Area Geology from New Occidental to New Cobar

Central Area Geology and Mineralisation

LEGEND
CSA Group
Great Cobar Slate
Chesney Formation
Shear
Lode
Old Workings
Shafts
0m
250m
Scale
Fort Bourke
Chesney Formation
Jubilee
New Cobar
Cobar
Blue
Chesney Cu ore Body at 400m depth
Gladstone
NO 3 Shaft
Chesney
Burrabungie
Mt Pleasant
Young Australia
Wooden Duck
Great Cobar Slate
Peak
Albion
New Occidental
Open-Cut
C.S.A. Siltstone
PEAK GOLDMINES

A new shaft was sunk on the Chesney deposit in the 1970’s but was never connected to the mine workings. No mining activity is taking place (Figure 9.3).

Distribution of Mineralization

The Chesney deposit comprises three lodes:

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The Main Lode occupies the north-northwest trending shear outboard of the contact thrust and within the Great Cobar Slate. It has an attenuated S-shape (Phillips, 1987) and comprises two short shoots of gold-copper mineralization, the Northern and Southern gold shoots, separated by a central north-northwest trending narrow zone of low-grade copper mineralization (Sullivan, 1947). The gold shoots are pipe-like bodies, each approximately 30m long and 10 to 20m wide. The intervening copper lode is up to 150m long and 10m thick. The gold shoots occur at the intersection of the main north-northwest-trending shear and a series north-west trending cross-shears. The cross-shears serve also to define the northern and southern limits of the Chesney mineralization and are interpreted to extend eastwards across the contact thrust to the East Lode. Sub-horizontal joints and shears are also apparently associated with higher grades of mineralization. Both shoots plunge steeply to the north and dip steeply to the east. The Northern shoot crops out at surface and is associated with a prominent zone of silicification and brecciation. The Northern shoot appears to die out below 250m depth from surface (Sullivan, 1947). The Southern shoot was first encountered in the mine workings at a depth of 200m below surface and is open-ended beneath the deepest workings at 300m from surface (Mulholland and Rayner, 1961).

The East Lode is a poorly defined, narrow, 2 to 3m thick gold lode developed on the contact thrust over a distance of 200m (Gilligan and Byrnes, 1995). Mineralization is apparently developed where the northwest-trending faults intersect the contact thrust. The East Lode was apparently only worked to shallow depths and little is known of its vertical extent (Mulholland and Rayner, 1961).

The Eastern Copper zone is located in the hanging-wall of the GCF. Mineralization is hosted by chalcopyrite bearing quartz veins in the Chesney Formation, but contains insignificant gold.

Secondary mineralization has not been studied in detail. The current understanding is that the DOX domain has been strongly depleted in copper. The POX zone is characterized by native copper, malachite, and lesser azurite, with minor chalcocite at the base of the zone.

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Figure 9.4: New Cobar – Chesney Long Section

15200 mE
15300 mE
15400 mE
15500 mE
15600 mE
15700 mE
15800 mE
15900 mE
10200 mN
10100 mN
10000 mN
9900 mN
9800 mN
9700 mN
9600 mN
9500 mN
9400 mN
9300 mN
9200 mN
9100 mN
Eastern Gold Lens
30m East of Chesney Main
Planned Pierce Points
Previous DHEM Targets
F37B/5
F37B/3
F46/6
F35/7
F35/5
F46/4
DHEM Target in CH46
1.8m @ 28.8g/t Au & 1.2% Cu or
4.5m @ 11.6g/t Au & 1.0% Cu
21.6m @ 2% Cu & 0.3g/t Au
PEAK
Peak Gold Mines Pty Ltd
Chesney Long section
Au Equivalent Long section with DHEM conductor models

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Lode Morphology and Associated Alteration and Mineralization

The Chesney mineralization comprises zones of intense silicification and quartz vein breccia hosting chalcopyrite-pyrrhotite-magnetite mineralization. Gold demonstrates an intimate association with native bismuth and bismuthinite. Minor galena-sphalerite and pyrite are also present. The Chesney Lodes are associated with a broad green chlorite alteration halo (Andrews, 1911; Gilligan and Byrnes, 1995).

Jiang et al., (1995b) identified a six stage paragenetic sequence for the Chesney deposit which comprises five stages of quartz veining ranging from early cleavage-parallel veins to later fibrous cross-cutting veins overprinted by a sixth stage of vein-type chlorite-chalcopyrite-sphalerite-galena-pyrrhotite-pyrite-lesser native gold and silver mineralization.

Jiang et al., (1995b) argue on the basis of isotopic and geochemical studies that the fluids responsible for the stages of quartz veining demonstrate progressive increases in temperature and salinity, indicating increasing metamorphic fluid activity. The sulphide mineralization is interpreted to have formed from prograde fluids close to the peak of deformation in the Early Devonian.

9.1.3 The New Occidental Deposit

Deposit Setting

Geological mapping by PGM of the New Occidental mine and logging of drill core has identified a minimum thickness of 500m of Upper Chesney Formation along the eastern side of the GCF (Figure 9.5). The Chesney Formation is upward facing and dips generally steeply to the west-southwest. It comprises medium-thick bedded, graded-bedded, coarse-grained lithic sandstone and muddy siltstone.

The top of the Chesney Formation, as defined by the Transition Unit, crops out in the south end of the New Occidental open cut. Interbedded sandstones and siltstones of the lower Transition Unit grade up into a sequence of finely bedded calcareous siltstones and mudstones

The Great Cobar Slate, which crops out along the western side of the GCF in the New Occidental mine environs, comprises relatively featureless muddy siltstone and mudstone with occasional rare carbonate nodules. Bedding, where present, indicates that the Great Cobar Slate also dips steeply to the west-southwest.

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Figure 9.5: Geology of the New Occidental Deposit Environs

Wood Duck Shaft
Peak Fault
Great Western Shaft
New Occidental Open Cut
New Occidental Shaft
Great Chesney Fault
SPOIL
SETTLING POND
SETTLING POND
LEGEND
Great Cobar Slate (Dng)
Transition Unit (Dnc1)
Upper Chesney Formation (Dnc2-3)
Lower Chesney Formation (Dnc4)
Fault
Quartz Veining

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Distribution of Mineralization

Gold mineralization occurs within several discrete quartz-veined lenses that together define a disc-shaped orebody approximately 200m long and up to 25m wide that extends down dip at least 1,200m (Stegman and Pocock, 1996). The orebody is superimposed on the Chesney Formation-Great Cobar Slate contact and parallels the trace of the GCF. The orebody plunges steeply to the north (80 to 85°) parallel to L2 lineation and dips steeply to the east (85°) parallel to S2 (Mulholland and Rayner, 1961; Stegman and Pocock, 1996).

The New Occidental orebody comprises at least six lodes developed along a network of generally north-northwest to northwest-trending curvi-linear shears (see Figure 9.6). The curvature of the shears is concave to the east. Most mineralization occurs within the Eastern and Western Lodes; these two main north-northwest trending lenses define a wishbone-shape coalescing at the southern end of the orebody. Both lodes are 5 to 15m thick and, at the southern end of the orebody are collectively 25m thick. The Eastern Lode is developed within a shear on the Chesney Formation-Great Cobar Slate contact whilst the Western Lode occurs along a shear within the Great Cobar Slate. Mulholland and Rayner (1961) thought that these lodes may converge at depth to form a single but much thicker lode. However, recent drilling by PGM confirms that both lodes remain separated at depth. A third 3- to 5-m thick lens, the Gossan Lode, occupies an additional parallel shear further to the west. A fourth blind lens, the Galena-Sphalerite Lode, has been intersected over narrow intervals (<5m) in workings to the west of the Gossan Lode and is apparently parallel to the other lodes. PGM’s deeper drilling failed to find any indication of this lode below the present level of workings (approximately 560m below surface). Several northwest trending cross shears link between these main shears. A small fifth lode, the Bowman’s Lode, is developed within the eastern shear, north of the Eastern Lode where the east shear enters the Chesney Formation sandstones. A sixth lode, the Albion Lode, also within the Chesney Formation, occurs at the northern termination of the eastern shear where it intersects another north-west-trending cross-shear. Both the Bowman’s and Albion Lodes are 1 to 3m thick and less than 40m long. All lodes at the New Occidental mine demonstrate considerable vertical continuity, with the principal lodes having been individually defined over depth extents in excess of 1,000m (Sullivan, 1947; Mulholland and Rayner, 1961; Stegman and Pocock, 1996).

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Figure 9.6: Detailed Surface Geology – New Occidental (Mulholland & Rayner, 1961)

Long-section and cross-section views (looking west or north) of the New Occidental lodes are shown in Figure 9.7, Figure 9.8 respectively, presenting evaluation drill results as of the May, 2000 mining feasibility study.

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Figure 9.7: Detailed Long Section through New Occidental Deposit

13100 mE
13200 mE
13300 mE
13400 mE
13500 mE
13600 mE
13700 mE
13800 mE
13900 mE
10200 mN
10100 mN
10000 mN
9900 mN
9800 mN
9700 mN
9600 mN
9500 mN
9400 mN
9300 mN
9200 mN
9100 mN
Historic Workings
Aueq x TT (m)
61 Level
90 Level
PEAK
0
50
100
200
metres

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Figure 9.8: Detailed Cross Section through New Occidental Deposit

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Quartz Vein Assemblages in the New Occidental Deposit

Detailed logging of drill core indicates three distinctive vein orientations within the New Occidental deposit which chronicle multiple phases of quartz veining formed throughout the main D2 deformation. This vein geometry indicates a prolonged history of repeated fault displacement that is characterized by cyclic hydrothermal precipitation and significant deformation of earlier formed veining. The widespread presence of open-space filling colloform and cockade veining associated with jigsaw breccias in the core of the deposit indicate that early stages of fault movement produced zones of significant dilation, which ultimately focussed fluid flow and mineralization.

Mineralization Sequence within the New Occidental Deposit

A broad parageneitc sequence has been established through core logging while mineral associations have been confirmed by multi-element assaying. A selection of diamond drill core intersections from the New Occidental deposit have been assayed for gold, silver, arsenic, bismuth, copper, iron, manganese, lead, antimony and zinc to support these relationships.

Detailed transmitted and reflected light microscopy, in conjunction with both qualitative and quantitative scanning electron microscopy (SEM), was undertaken on selected drill core samples by Dr. Ivan Reynolds of RTP Research & Technology Development (Reynolds, 1998; 1999a,b). These studies provided considerable additional detail on specific mineral associations within the broad framework identified by geological logging of the drill core. This was considered particularly critical given the extremely fine-grained nature of a significant number of the sulphide phases in the New Occidental deposit. In particular, quantitative SEM was used to provide chemical analyses of a variety of gangue and ore minerals that confirm apparent visual changes in mineral composition through the paragenetic sequence. The SEM studies also identified several new mineral phases.

Infrared spectrometer measurements of drill core pulps using a PIMA portable spectrometer have also been used to identify changes in phyllosilicate alteration mineralogy throughout and peripheral to the New Occidental deposit.

A complex 7-stage paragenetic sequence has been developed for the New Occidental mineralization. This sequence is more detailed than that available for the other deposits in the Cobar area. The sequence, which is summarised in Figure 9.9, comprises:

1.

An oxide assemblage comprising magnetite-trace scheelite/cassiterite/wolframite as seams along brecciated margins of Type 2A quartz veins. Remnants of this mineralization are present in the hanging wall of the deposit.

2.

A gold-bismuth assemblage comprising two parts.

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  A sulphur-poor assemblage of extremely fine-grained and-high fineness (>950 fineness) gold, maldonite (Au2Bi), native bismuth, selenium-rich ikunolite (Bi4Se3-Bi4S3 solid solution series), clausthalite (PbSe-PbS solid solution series) and other rare bismuth selenides associated with the earliest fine grained phases of Type 2B veining. It seems likely that this assemblage is also associated with Fe-rich chlorite alteration. Other minor gold-bearing phases like aurostibite (AuSb2) also appear to be associated with this assemblage.

  Progressive evolution of the Stage 2A sulphur-deficient assemblage to a more sulphur-rich assemblage of sulphur-rich ikunolite, galena and minor pyrrhotite, generally associated with the latter coarse grained quartz within Type 2B veins.

3.

An overprinting assemblage of a brittle mica - iron-rich stilpnomelane (Fe,Mg)8(Si, Al)12(O,OH)12 that is associated with minor fine grained gold (850-900 fineness), bismuthinite (Bi2S3) and newoccidentallite (Bi5AuS4). The latter two minerals extensively replace and rim earlier formed Stage 2A gold, maldonite and native bismuth.

4.

An overprinting assemblage of distinctive green more magnesium-rich chlorite that is associated with Type 2C and 3A quartz veins. Coarse-grained arsenopyrite is preferentially developed within "veins" of this chlorite. The arsenopyrite contains minor inclusions of Stage 2A gold and bismuth.

5.

Overprinting chalcopyrite-pyrrhotite mineralization that contains minor coarser grained silver-rich gold or electrum (500-750 fineness). The gold grains often contain silver-poor cores that are compositionally similar to the gold formed in Stage 2. The chalcopyrite-pyrrhotite mineralization overprints all quartz vein types and is preferentially developed in the footwall of the deposit. Pyrite and limited chalcopyrite replacement of early-formed magnetite in the hanging wall of the deposit is tentatively correlated with this stage of mineralization.

6.

Minor late-stage sphalerite-galena-pyrrhotite veins that are associated with magnesium-rich black chlorite and talc-carbonate alteration.

7.

Very minor pyrite-calcite veining that is approximately coeval with Type 3B quartz veining.

This paragenesis highlights a pronounced trend of early oxide mineralization through sulphur-deficient assemblages to final sulphur-rich mineralization. It also indicates that the timing of the gold mineralization is very early relative to the base metal mineralization and that there has potentially been significant remobilization of gold during subsequent stages of mineralization, particularly with the Stage 5 chalcopyrite-pyrrhotite mineralization.

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Figure 9.9: Detailed Paragenetic Sequence for New Occidental Orebody

The New Occidental deposit differs from the other gold deposits in the Cobar gold field by being relatively base metal-poor and bismuth-rich (see Table 9-2). For example, the early stages of bismuth-rich mineralization are well developed and the late stage overprinting base metal mineralization is poorly developed at the New Occidental deposit relative to the other deposits in the field.

Table 9-2: Comparison of Metal Contents in Cobar Gold Field Deposits

	New Occidental	Peak	New Cobar	Great Cobar
Bismuth	1200 ppm	20-50 ppm	100-200 ppm	20-50 ppm
Copper	0.1%	0.7%	0.8%	2.5%
Lead	0.1%	1.0%	<0.1%	<0.1%
Zinc	0.1%	1.0%	<0.1%	<0.1%
Iron Sulphides	<1%	>5%	2-5%	2-5%
Magnetite	<0.1%	Absent	1%	1-2%

As would be expected from the mineralization sequence outlined above, bismuth is strongly correlated with gold in the New Occidental deposit. However, the other major base metals in the New Occidental deposit show only a weak correlation with gold. Copper tends to be best developed in the footwall (western side) of the deposit and only overlaps with significant gold mineralization at the northern end. Arsenic is also localized in the footwall of the deposit, but rarely overlaps with the gold mineralization. Lead and zinc tend to occur in the centre of the deposit and overlap with the main gold lenses. However, the lead and zinc do not extend as far north and south as do the gold lenses. Figure 9.10 shows the distribution of some base metals within the New Occidental deposit on the 9500mRL (relative elevation) based on drill hole intersections.

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Figure 9.10: Summary of Base Metal Distributions of the 9500mRL

Gold mineralization is localized about the central quartz breccia (Figure 9.11). The Eastern Lode is localized about the eastern contact of this quartz breccia whilst the Western Lode occurs within the quartz breccia. The Gossan Lode is localized in and around the western limit of the main body of quartz breccia. The deposit is enclosed within a broad quartz vein and Fe-rich chlorite halo that extends well beyond the gold mineralization. Magnetite is largely restricted to the hangingwall (eastern side) of the deposit and overlaps with the gold mineralization in the Eastern Lode position. Stilpnomelane alteration is largely present in the central part of the deposit and is especially well developed in the Eastern and Western gold lodes. In contrast, the magnesian-chlorite overprint is largely restricted to the footwall of the deposit where it overlaps with the Gossan Lode and northern part of the Western Lode.

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Figure 9.11: Summary of Magnetite, Quartz Breccia, Quartz Vein and Fe-Chlorite Distributions of the 9500mRL

New Occidental Project 9500m RL
N
NO2A
NO7A
NO2C
NO3G
NO3B
NO3E
13600 N
13500 N
25050 E
25150 E
50m
Gold Assays
10 g/t Au
Chlorite Alteration.
Quartz Breccia
Quartz Veining
Magnetite

9.2 The Peak Shear

From north to south along the Peak Shear the principal deposits of interest to PGM, based on the presence of significant infrastructure and identified mineral resources and ore reserves, are the Peak and Perseverance deposits.

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    9.2.1 The Peak Deposit

Deposit Setting

The Peak gold-base metal deposit is located 9km south of the town of Cobar on the western flank of a ridge called The Peak. The deposit occurs within and immediately peripheral to the central section of the Peak Shear zone, vertically below the Conqueror, Brown and Big Lodes (Figure 9.12). The near-surface mineralization occurs at or near the intersection of the Peak Shear and the conformable Great Cobar Slate-Chesney Formation contact. The Peak orebody and the host shears are vertically below the Chesney Formation-Great Cobar Slate contact, within the Chesney Formation itself. The deposit is localized in portions of a series of flow-banded rhyolite and rhyolitic sub volcanic breccia bodies. These rhyolites and rhyolitic breccias do not crop out and are only known from drill core and underground openings. These bodies are shallowest in the centre of the Peak deposit where they are 450m from surface. They are known to extend at least 1,000m south, 500m north and 300m east of the deposit (Figure 9.13).

Figure 9.12: Peak Mine Area Geology – Plan View

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The Peak orebody lies between 300m and 780m from surface and extends over a strike length of 300m along the Peak Shear. In a broad sense, the deposit is vertically elongate parallel to the dominant steep west dipping cleavage and the strike of the Peak Shear zone. The mineralized system is thickest around the volcanics where it attains a maximum thickness of 150m, and it rapidly tapers upwards into the overlying sediments along the shear zones.

The Peak deposit is hosted in sandstones and siltstones of the Chesney Formation and rhyolitic sub volcanics and volcanic breccias of uncertain affinity. At least three separate fault bounded bodies of rhyolite/rhyolitic breccia are present in the Peak deposit. These bodies comprise a fine-grained flow-banded core within an envelope of often coarse breccia. Contacts between the two rock-types are transitional over distances of several metres.

The core of the rhyolite and rhyolitic breccia bodies consists of potassium feldspar, chlorite, quartz and sericite altered, devitrified glassy, scoriaceous flow-banded rhyolite. Banding is defined by a weak primary layering of varying proportions of quartz and potassium feldspar, representing flow layering. The unit is vertically elongate and dips steeply west, is up to 50m thick and extends no higher than 400m below surface (Figure 9.13).

To the immediate east and above the rhyolite core, and to a lesser extent to the west, are pervasive quartz, potassium feldspar, sericite and chlorite altered, variably clast- and matrix-supported, poorly sorted, monomictic lithic sub volcanic breccias with fine quartz, potassium feldspar and sericite matrix.

Lesser tectonic breccia, comprising angular clasts of sediment and volcanic material in a quartz-dominated matrix, are also present. However, the tectonic breccias are restricted to narrow shear zones, typically at the contact between the volcanic package and surrounding sediments. These shears and breccias are interpreted to have formed relatively late in the deformation history of the Peak Shear zone, post-dating the main deformation and mineralizing events.

The main breccia complex displays various textures indicating volcanic and sub volcanic emplacement of the felsic bodies approximately coeval with deposition of the Chesney Formation in Early Devonian time. Hyaloclastite textures, including fragments of volcanic material in an altered siltstone matrix, are observed on the northern margin of the eastern subvolcanic package. This is taken to indicate that the rhyolite was intruded into wet sediments with rapid quenching causing brecciation. Pontifex (1993) suggests the brecciation of the subvolcanics is primary, with some samples indicating turbulent flow brecciation within a lava.

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Figure 9.13: Peak Mine Geology Section 10530N

W
E
Section 10530N
Peak Mine
10200 m
10000 m
9800 m
9600 m
9400 m
9200 m
9000 m
Conqueror
Lady Greaves shear
Western Lead Zinc
Copper
570 Level
600 Level
Peak Shaft
100m
Great Cobar Slate
Chesney Formation
- Siltstone/sandstone
- Sandstone
Mixed Breccia
Rhyolitic Breccia
Flow-banded Rhyolite
Mineralisation
Shear
25400 E
25600 E
25800 E
26000 E

Mineralization

The gold and base metal mineralization lies entirely within the broad Peak Shear zone, in a series of host structures that are spatially related to the dome-like bodies of flow-banded rhyolite and volcanic breccia described above.

The Peak orebody consists of seventeen discrete lenses of mineralization. The lenses generally strike and dip parallel to the pervasive regional cleavage, that is, they trend north-south and are sub-vertical to steep west dipping. Another series of northwest-trending, moderately southwest-dipping lenses are localized about the southern contact of the eastern rhyolitic body.

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The lenses consist of a series of narrow, stacked en-echelon veins and are elliptical to thin lensoidal shapes in plan. The host structures have strong vertical continuity, persisting at depth below the currently defined ore body. Economic mineralization is less continuous within the host structures. Within each lens, gold grades are highly variable in all directions.

Four styles of gold and associated base metal mineralization occur at Peak.

  Sediment hosted - Sheeted veins, to 200 mm in width, consisting of quartz-sphalerite-galena-chalcopyrite-gold occur in zones of intensely silicified sandstones and lesser siltstones of the Chesney Formation. Veins are parallel to the well-developed, steep west dipping cleavage. The Western Lead Zinc (WLZ) lens is the largest example of this style of mineralization at Peak.

  Contact zone hosted – Mineralization in altered sediment at the sheared contact with rhyolite and volcanic breccia. These zones are arcuate and surround the western margin (and lesser eastern margin) of the subvolcanic bodies. The zones contain lenses of disseminated to semi-massive pyrrhotite-chalcopyrite-sphalerite-galena-gold mineralization with quartz gangue. Total sulphide content is typically greater than 10%. The Copper lens is the largest of this style of mineralization, representing about 50 % of contained gold in the Peak Mine.

  Volcanic hosted - En-echelon quartz veins within riedel shears in the eastern volcanic breccia bodies host pyrrhotite-chalcopyrite-galena±sphalerite-gold mineralization. These lenses lie within the dominant cleavage and vary in thickness from 1 to 20 metres. The Terror lens is the largest lens of this style.

  Late stage shear hosted - Small discontinuous pods of banded to semi-massive sphalerite-galena-chalcopyrite-pyrrhotite-pyrite carrying high grade silver and patchy gold mineralization associated with black chlorite-talc-carbonate alteration are developed in late shears including the Peak/Polaris Shear and the Hecla Shear. Mineralization of this style persists to surface in the Peak/Polaris Shear and was exploited in the near-surface Conqueror, Brown and Blue workings. Gold grades are best developed in this mineralization where it is coincident with and directly above the main Peak orebodies, between 300 and 500m from surface. This mineralization is interpreted to be a late stage remobilization phase.

Structure of the Peak Orebody and Host Shears

Inhomogeneous strain in the Peak area during deformation has played a critical role in the alteration and mineralization events that resulted in the Peak orebody (Hinman and Scott, 1990). Deformation causing shearing and bulk shortening has been focused in the sediments within zones of high competency contrast. The greatest competency contrast exists between the rigid rhyolitic subvolcanic units and the surrounding sandstones and siltstones. Lesser competency contrasts exist within the sedimentary package itself, between sandstones and siltstones and between zones of silicified material and lesser or non-silicified material. The typically siliceous subvolcanic rocks show only minor evidence of shearing or bulk shortening.

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Of the three shears mapped at surface, only the main Peak Shear is recognised in Peak Mine, where it is referred to as the Polaris Shear. The other component shears of the Peak Shear zone, the Blue and Lady Greaves shears, have only been confidently traced to about 150m below surface.

Several stages of shearing have been documented as follows:

Syn-Main Stage Mineralization Shearing - Zones of strong to intense penetrative cleavage development and tectonic brecciation up to 50m wide are localized within variably altered sediments at the western margins of the rigid rhyolite bodies. The bulk of Peak mineralization is localized within this generation of shears. These shears, even though obviously very intense, do not appear to have appreciably displaced either the Great Cobar Slate-Chesney Formation contact or the rhyolite bodies.

Post-Main Stage Mineralization Shearing - The Gecko Shear is restricted to the deposit environs and is a westerly downward splay off the Peak Shear. The Gecko Shear is interpreted to be a planar dilational zone with little or no displacement. The shear appears to have merely pulled apart the two western rhyolite bodies and dilated the contact mineralization, particularly Copper Lens. The sense of dilation and orientation of the Gecko Shear relative to the Polaris/Peak Shear suggests a west block up sense of shear.

Syn-Late Stage Mineralization Thrusting - The Polaris/Peak and Blue Shears are interpreted to have been reactivated as thrust faults, post deposition of the main stage of mineralization in the Peak orebody. A series of cross-faults, including the Hecla Shear, link these two thrusts. These shears are characterized by black chlorite alteration. Displacement on the Polaris/Peak Shear is estimated to be approximately 250m west block up with a minor (20m) component of left-lateral strike slip. Displacement on the Blue Shear is estimated to be approximately 50m west-block up on the basis of the offset of the Great Cobar Slate-Chesney Formation contact. The Hecla Shear terminates the shears within the eastern volcanic lens and is interpreted to have formed as a short-cut structure along the rhyolite-sediment contact.

A series of north south striking moderately west-dipping shears linking between the Polaris/Peak and Blue Shears at the base of the eastern rhyolite body dismember and displace both the rhyolite and the contained Eastern Lenses. Sense of displacement on these shears is 5 to 30m west-block up.

Mineralization, Paragenesis and Associated Alteration

A broad zone of sodium and lithium depletion coincides with the chloritized alteration envelope surrounding the Peak Shear zone (Robertson, 1983).

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Hinman (1992) outlined five stages of mineralization within the Peak deposit, all of which post-date emplacement of the rhyolitic bodies:

  Disseminated pyrite mineralization within high strain zones;
  Minor quartz-calcite-pyrite veins;
  Silver-poor sphalerite-galena mineralization associated with zones of intense cleavage-parallel silicification of the host sediments;
  Vein-hosted and replacement-style quartz-rich pyrrhotite-chalcopyrite-(sphalerite-galena)-gold-electrum-chlorite-muscovite assemblages; and
  Silica-absent, black chlorite-(muscovite)-rich, silver-rich sphalerite-galena-pyrrhotite-pyrite-(chalcopyrite) mineralization in late shears.

Stages 3, 4 and 5 are the main ore-forming events. Stage 3 and 4 mineralization is synchronous with cleavage formation and the main period of deformation (Hinman’s (1992) D2-3 and Glen’s (1994) D1). Stage 5 mineralization cross-cuts and overprints cleavage and is temporally associated with a later period of deformation (Hinman’s (1992) D4).

    9.2.2 The Perseverance Orebodies

Local Geologic Setting

The Perseverance deposits are part of the gold and base metal deposits of the Peak Shear system. Approximately 200m east of, but parallel to and part of the Peak Shear is the Blue Shear and associated gold and silver mineral deposits, the Blue Lode and the Silver Peak. Two hundred metres further to the east is another parallel shear zone called the Lady Greaves Shear. The Lady Greaves Shear is host to the Lady Greaves gold mine. All the surface deposits are sediment hosted in fault-related veins and breccias. Deposits of the Peak Shear typically have moderate chlorite alteration and variable quantities of pervasive silicification and quartz veining.

Approximately 150m west of, and parallel to, the Peak Shear lies the Perseverance Fault. West of the Perseverance Fault is a stratigraphic sequence comprised predominantly of an upwards fining package of sandstone and slate assigned to the Chesney Formation and Great Cobar Slate. East of the Perseverance Fault are variably chlorite altered, folded and crushed sediments of the lower Chesney Formation and a body of fine-grained, variably perlitic, peperitic, auto-brecciated or flow-banded, sub-intrusive rhyolite (see Figure 9.16).

The dimensions of the rhyolite body are disproportionate such that the overall geometry is that of a long and narrow tabular block oriented roughly perpendicular to sedimentary layering, dipping 30° to 40° to the east and striking roughly parallel to stratigraphy and regional cleavage. In underground exposures the rhyolite margins are irregular and commonly diffuse as a result of brecciation and alteration. The rhyolite is interpreted to be continuous over at least a 2km strike length as it is open to the south of Perseverance and approximately 1km north of Peak, as shown by drilling from the New Occidental access drive. Its horizontal width varies between 100m and 300m and the root zone is at least 700m east from where the rhyolite is faulted off against the Perseverance Fault.

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Figure 9.14: Peak to Perseverance Surface Geology

Deposit Style

The Perseverance deposits are deformed, fault hosted, sub-vertical gold and copper lenses approximately 800m south of the Peak Mine, which is 9km south of Cobar. The lenses are subdivided into four zones (A to D) based on geometry (see Figure 9.15). The Zone

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A lens is the closest to existing infrastructure and has the highest density of drilling. Zones B, C and D have been the focus of recent drilling.

Figure 9.15: Oblique View of Perseverance Zones Looking East

The upper-most zone (Zone A) is between 820m and 1,060m deep and located 230m east of the south exploration drive. It is hosted in the steeply east or west dipping, north-south striking, arcuate Perseverance Fault. Coarse native gold is associated with deformed quartz-chlorite veins in variably silica and chlorite altered breccias. The Perseverance Fault is overprinted by chalcopyrite-pyrrhotite-electrum and galena-sulphide mineralization containing remobilized gold. Zone A consists of three sub-parallel lenses side by side and variably between 1m and 25m horizontally apart, striking north-south (340° magnetic) and dipping steeply to the west or vertical. Zone A is approximately 150m long in the north-south direction and 240m vertically. The three sub-lenses of Zone A are called, from west to east, Perseverance, Corvus and Scorpio (see Figure 9.16). The Corvus and Scorpio Shears are believed to be splays off of the Perseverance Fault. Mineralization becomes progressively less continuous in the eastern lenses. The Scorpio Lens mineralization immediately to the East of the Corvus Lens is characterized by erratic high gold with associated silver and molybdenum. Minor copper, if present, appears to be linked with bismuth and antimony. This style is akin to the small high grade ore shoots previously mined as part of the Peak orebody.
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Figure 9.16: Perseverance Zone A Geologic Cross Section

Gold and copper mineralization in Zone D is hosted in faults that are interpreted to be equivalent to the Perseverance Fault. Gold mineralization in Zone D is best developed in areas of intense chlorite alteration indicating fluid-wall rock interaction.

Gold mineralization in Zone B is typically very high-grade but erratically distributed in narrow, fractures that are currently unable to be confidently traced over long vertical distances. The drilling density in Zone B is insufficient to accurately characterize the distribution and continuity of the gold bearing fractures. Typically Zone B has a low sulphide content with the most prevalent accessory mineral being pyrrhotite and chlorite.

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Several other significant fault zones containing high-grade gold, copper, lead and zinc assays were intersected in the drilling program. Follow-up of these results has not been completed due to their location or immediate priority rating. None of these results are accounted for in the current orebody models.

Alteration

The regional metamorphic grade of the lower stratigraphic section of the Cobar Basin is green-schist facies. Metamorphic grades around the Peak Shear are interpreted to reach upper greenschist facies as indicated by the alteration of chlorite to biotite at the margins of chlorite aggregates. Silicification is also commonly associated with the fault zones as a pervasive addition to the chloritic psammites (sandstones). Table 9-3 lists habits and common associations of transparent gangue minerals.

Table 9-3: Major Alteration Minerals, Habit and Associations

Alteration Mineral	Ideal Stoichiometry	Habit	Common Association
Quartz (silica)	SiO2	Massive and crystalline	Pervasive in shear zones. Antitaxial and syntaxial quartz veins, dog-tooth crystals.
Chlorite (chamosite)	(Mg, Fe)5Al(Si3Al)O10(OH, O)8	Massive	Regionally pervasive. Intense within shear zones.
Sericite (muscovite)	KAl2(Si3Al)O10(OH)2	Massive	Sparse regionally, associated with shear zones and rhyolite
Calcite	CaCO3	Crystalline	Intergrown with quartz in veins
Biotite	K(Mg, Fe2+)3(Al,Fe3+)Si3O10(OH, F)2	Alteration rims	Shear zones and quartz veins.

The regional green-schist alteration is interpreted to pre-date the main stage gold and sulphide mineralization. There is also evidence of significant levels of faulting and pressure induced strain in the sediments and the rhyolite prior to mineralization.

Hydrothermal Mineralogy

Minerals identified to be associated with hydrothermal fluid activity are listed in Tables 9-4, 9-5 and 9-6. The predominant assemblages are chalcopyrite-pyrrhotite-(cubanite), sphalerite-galena, sphalerite-pyrrhotite, coarse-grained euhedral galena and arsenopyrite. Other minerals less frequently seen, or only seen in thin section and SEM, include minor precious metal tellurides, antimony and bismuth minerals and amalgams of gold, silver and bismuth. Mineralogical relationships are elaborated in Reynolds (2000) and processing implications are discussed by Ratcliff (2001).

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Table 9-4: Early Stage Hydrothermal Mineralogy – Pre-Gold

Mineral	Ideal Stoichiometry	Mineralogical Relationship to Gold Potential for Refractory Behaviour
Scheelite	CaWO4	Not associated.
Rutile	TiO2
Ilmenite	FeTiO3
Sphene	CaTiSiO5
Molybdenite	MoS2	Not related. May be associated with the rhyolite.
Arsenopyrite	FeAsS	Not related. Relationship with gold not known.

Table 9-5: Main Stage (Gold) Hydrothermal – Deformation Mineralogy

Mineral	Ideal Stoichiometry	Mineralogical Relationship to Gold Potential for Refractory Behaviour
Galena	PbS	Early phases not related to Au. Late phases associated with Au by accessory minerals. Not refractory but could report to a Pb-Zn blend.
Sphalerite	(Zn, Fe)S
Bismuthinite	BiS3	Bismuth minerals apart from native bismuth are rare. Understood to be an alteration product of native Bi. Associated with gold. Quantity assures that it will not have a significant refractory affect.
Maldonite	AuBi2
Chalcopyrite	CuFeS2	Common. Intimately associated with pyrrhotite, cubanite and electrum. Not considered refractory.
Cubanite	CuFe2S3	Occurs as ex-solution lamellae within chalcopyrite. Associated with electrum. Not considered refractory.
Pyrrhotite	Fe1-XS

Common. There are up to 3 phases of pyrrhotite. Stage 1 is rare and associated with high-fineness Au. This phase may have refractory qualities dependent on grind size. The dominant pyrrhotite phase, stage 2 is associated with chalcopyrite, cubanite and electrum. Late stage pyrrhotite is associated with late galena, troilite and the antimony minerals. This phase is only minor and the relationship to gold mineralogy is not understood.

Troilite	FeS	Occurs as ex-solution intergrowths with late stage pyrrhotite. Refractory qualities not significant.
Pyrite	FeS2	No association or only minor association between pyrite and gold. Relationship not significant.

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Table 9-6: Late Stage Hydrothermal Mineralogy Antimony-Lead-Silver Association

Mineral	Ideal Stoichiometry	Mineralogical Relationship to Gold Potential for Refractory Behaviour
Costibite	CoSbS	Minor phase. Relationship to gold not significant.
Allargentum	Ag1-XSb1-X

Minor phases. Intimately associated with gold. Solid solution series exists ranging from auriferous metallic silver to allargentum including dyscrasite. Au and Sb substitute in the allargentum crystal lattice

Dyscrasite	Ag3Sb
Aurostibite	AuSb2	Understood to be an alteration product of maldonite, this minor mineralogical phase is likely to be insignificant as a refractory phase.
Breithauptite	NiSb	Associated with the chalcopyrite-pyrrhotite-cubanite-electrum assemblage, this minor phase is not considered to have a significant refractory influence.
Gudmundite	FeSbS	Not significant as a refractory phase.
Hessite	Ag2Te	The tellurides are rare, associated with the late stage galena minerals. They are associated with gold but are not considered to have significant refractory qualities.
Sylvanite	(Au,Ag)3Te4
Calaverite	AuTe2
Volynskite	AgBiTe2

Vein Types

Cleavage parallel quartz-chlorite veins, quartz breccias, deformed quartz veins and late quartz-calcite veins are common at the Perseverance deposits. The most significant vein morphology for gold mineralization is the tight to isoclinally folded, sub-horizontal, recrystallized dog-tooth quartz-chlorite veins of noted abundance in the Perseverance Lens, Zone A. This vein type has a noted association with high-grade gold assays. These sub-horizontal vein sets are believed to open vertically when hydrothermal fluid pressures becomes greater than lithostatic pressure. These veins are known to crosscut, and be cut by, sub-vertical cleavage parallel quartz-chlorite veins. To date visible gold has only been recorded in sub-horizontal or highly deformed veins.

9.3 Other Shears and Copper Deposits

9.3.1 Mount Boppy

The Mount Boppy gold deposit is located some 45km east of Cobar in a group of shelf facies rocks known as the Kopyje Group, which forms part of the Canbelego - Mineral Hill Belt. The host rocks are a similar age to Cobar Basin sediments but are located in a separate basin within the older, Oridovician, Girilambone Group.

Mount Boppy is hosted by calcareous siltstones and sandstones of the Baledmund Formation which is limited in distribution to the northern end of the belt. The deposit comprises intensely silicified faulted zones of cryptocrystalline silica with banded infill vein textures. The majority of the ore occurs in two steeply dipping lodes which mark the east and western edges of the deposit. The deposit has two apparent limbs which give the appearance of a synform, however the two zones are both faults which converge at the base of the deposit. The keel of the deposit plunges at 30° to the south, however mineralisation grade and intensity decreases progressively to the south where the eastern and western structures diverge.

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The deposit contains only trace levels of copper, but has minor zinc and silver mineralisation associated with the gold. Assays show a silver to gold to ratio of 6:1 which is similar to that of the Cobar Gold Field deposits.

9.3.2 Gladstone Deposit

The Gladstone deposit is located approximately 500m west of the Chesney deposit (Figure 7.4). The deposit occurs at the intersection of two steep east-dipping shear zones, a north-northwest trending shear that is parallel to the main shears in the nearby GCF, and a more northwest trending shear zone which parallels the cross-shears in the New Cobar, Chesney and Occidental deposits (Mulholland and Rayner, 1961). The slates surrounding the deposit are strongly deformed and Thompson (1950) notes that folds in the slates are typically steep north plunging adjacent to the lodes but south dipping elsewhere. Glen (1987b) suggests that the shears hosting the Gladstone deposit transects a broad south plunging fold.

The deposit comprises a single lode approximately 5 to 10m thick and in excess of 450m long (Phillips. 1987). Drilling data is widely spaced and therefore the deposit may be considerably more complicated. Mineralization has been traced down plunge to 450m from surface and open with depth (Phillips, 1987) and Mulholland and Rayner (1961) believe the deposit has a steep northerly plunge like all of the other deposits in the gold field.

The lode comprises a central quartz breccia containing abundant shale fragments and massive veins of chalcopyrite, within a halo of both cleavage parallel and transgressive quartz veining and strong pervasive green chlorite alteration containing patchy chalcopyrite-pyrrhotite-sphalerite mineralization. Pyrrhotite disseminations are ubiquitously developed along cleavage planes outboard of the deposit (Gilligan and Byrnes, 1995).

9.3.3 Dapville Deposit

The Dapville deposit is located approximately 1.3km south-southwest of the Gladstone deposit and 800m northwest of New Cobar mineralization (Figure 7.4). The deposit occurs at the southern termination of the Great Cobar Shear system (Andrews, 1911) and was discovered by drill-testing of a 250m long, north-northwest trending zone of ferruginous and siliceous sheared siltstones (Thompson, 1950). Thompson (1950) interprets the Dapville mineralization as a single lode position developed along the steep north-plunging intersection of a north-trending, steep west-dipping shear and a broad north-northwest trending steep east-dipping main shear (the latter shear being the Great Cobar shear).

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The lode at Dapville is interpreted from sparse drilling to be 1 to 5m wide and approximately 120m long (Gilligan and Byrnes, 1995). The deposit consists of weakly quartz veined strongly brecciated and chlorite altered slates. Mineralization comprises splashy chalcopyrite-magnetite-pyrrhotite-minor pyrite mineralization. The best copper grades are associated with magnetite-rich ore. Extensive zones of cleavage-parallel quartz veining are present to the east of the deposit (Thompson, 1950).

9.3.4 Great Cobar Deposit

The Great Cobar deposit, at which the original discovery of copper in Cobar was made, is located approximately 1.5km north-northwest of the Dapville mineralization (Figure 7.4). The deposit occurs within a north-northwest trending shear zone that extends south to the Dapville deposit and north at least 300m beyond the deposit (Thompson, 1950). The shear zone appears to cut through the hinge zone of a north-plunging anticline, although the eastern limb area is poorly exposed (Andrews, 1913; Glen, 1987b). Bedding-cleavage intersections plunge north around the shear zone and to the south, further west of the shear (Thompson, 1950).

The Great Cobar deposit comprises three steeply (75 to 85°) north plunging lodes developed over a 400m strike length of the shear zone, separated by zones of weakly mineralized silicified and quartz veined slates. However, surface gossans extend over a 730m strike length of the shear (Gilligan and Byrnes, 1995). The lodes have an elliptical shape and generally dip steeply to the east (88°) but locally dip steeply to the west. Individual dimensions of the lodes are:

    Northern Lode: 110m long and 30m wide.
    Central Lode: 130m long and 25m wide.
    Southern Lode: 45m long and 15m wide.

Mineralization intersected at depth in workings at the Great Cobar North deposit is interpreted to be the northern extension of the Northern Lode (Andrews, 1911). The Great Cobar Lodes were mined to a depth of 500m below surface and deep drilling has determined that they extend to 1,000m below surface (Thompson, 1969).

The lodes consisted of chalcopyrite ore developed in talcose black chlorite, a central zone of brecciated silicified and chlorite-altered slates hosting magnetite-pyrrhotite-chalcopyrite mineralization (basic ore) and an eastern hangingwall zone of quartz vein breccias and strong quartz veining hosting chalcopyrite-pyrrhotite-lesser magnetite mineralization (siliceous ore) (Andrews, 1911). The proportion of the basic mineralization appears to diminish with depth at the expense of the siliceous mineralization, although copper grades do not greatly change (Thompson, 1950).

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Free gold was recognised in the oxide zone at Great Cobar (Andrews, 1911) and small tonnages of gold-bearing oxide ore were extracted from remnants of the Central Lode in the 1940’s (Mulholland and Rayner, 1961). However, little indication of the gold distribution in the primary mineralization is provided by previous mining data.

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SECTION 10
EXPLORATION

10.0 EXPLORATION

The Cobar Gold Field (CGF) is defined as the 10 kilometre long north-trending belt of historical gold mines located east of Cobar which extend from the Peak Mine, south-southeast of Cobar, to the Tharsis workings, north of Cobar. The CGF occurs on the eastern margin of the Devonian Cobar Basin and has produced in excess of 2.75 million ounces of gold and 200,000 tonnes of copper since mining commenced 134 years ago (Stegman, 1998). The currently producing mines within the Cobar Gold Field operated by Peak Gold Mines Pty Ltd include the New Occidental, New Cobar, Peak and Perseverance mines. Mining and exploration has occurred in the CGF area since the late 1800’s. It is outside of the scope of this document to describe historic exploration efforts. This section will concentrate on exploration since 2000 by PGM.

10.1 Recent Exploration

    10.1.1 Near Mine Exploration

New Cobar

During the year 2000, thirteen RC holes totalling 578 metres were completed around the open cut to test for extensions to the south. No additional mineralisation was discovered. In 2003, 27 holes totalling 10,559 metres were drilled during the feasibility study for the underground resource.

Chesney

In 2004 and 2005, a drilling program comprising 52 diamond drillholes totalling 17,252 metres was completed to test both the Main Lode from below the old workings to 800 metres below surface and the Eastern Gold Lens below the oxide zone. A downhole electromagnetic survey (DHEM) was completed on all drillholes and generated additional drill targets.

New Occidental

In 2002, 2003 and 2004, a total of 16 diamond drillholes were completed to explore the New Occidental Deeps area below the 92 level to further define the resource. The result was an increase of 4,906 ounces of gold in the resource base.

Peak

Since 2003, 46 diamond and RC drillholes totalling 13,249 metres have been completed, testing the Peak Uppers, Peak Deeps, Peak Oxide and Peak North areas. The Peak Uppers program comprised 16 holes totalling 3,962 metres and resulted in the delineation of a Measured, Indicated and Inferred Resource. During 2003, 2004 and 2006, 18 underground diamond drillholes totalling 5,538 metres were drilled to further evaluate the Peak Deeps Resource, resulting in increased confidence in the resources. During 2002 and 2004, 12 diamond drill holes totalling 3,808 metres were completed north of the Peak Mine to test geophysical targets; no significant intercepts were identified.

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Perseverance

The evaluation of the Perseverance Zone D commenced in 2002 and continued intermittently through 2003 and 2005 to 2007. A total of 77 underground diamond drillholes have been completed totalling 28,021 metres which were used for the Zone D resource estimate. During this time, the Hulk and Hercules mineralisation lenses were discovered in the footwall to Zone D.

    10.1.2 Other Near-Mine Prospects

Exploration in other near-mine prospects (Figure 10.1) include the following:

Comstock

Located south of New Occidental, the prospect was tested with 5 diamond drillholes totalling 2,714 metres in 2003, 2004 and 2006, following up DHEM targets generated from previous drilling. The holes successfully tested the targets with minor mineralisation intersected.

Great Cobar

In 2004, 7 diamond holes totalling 3,023 metres were completed to test below the old mine workings and to follow up DHEM anomalies. The results included a high grade copper intercept in hole GC2B (17.5 metres at 4.45% Cu) and two narrow high grade gold intercepts in hole GC2 (1 metre at 9.98g/t Au and 1 metre at 5.77g/t Au).

Gladstone

In 2004, 4 diamond holes totalling 534 metres were completed to follow up a high-grade copper intercept in an historic hole and to test DHEM anomalies. The drill holes intersected Cu mineralisation.

Dapville

A single 447 metre deep diamond hole was drilled in 2004 to follow up previously identified copper mineralisation, magnetic and DHEM targets. The hole intersected 3 metres of mineralisation similar to Great Cobar style mineralisation (3m @ 0.83% Cu). DHEM surveying shows a strong off-hole conductor, requiring further testing.

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Queen Bee/Porphyry North

At the Porphyry North prospect, 4 diamond holes were completed in 2001 to follow up anomalous gold in soils and rock chips and test geophysical anomalies. No mineralisation was intersected.

    10.1.3 Regional Exploration

Regional exploration on the PGM prospects included the following:

EL6127 Rookery

The Stones Tank Resource is located at the south end of the tenement, approximately 70 kilometres southeast of Cobar. A 19 hole RC and diamond drilling program totalling 1,960 metres was completed in 2004 to confirm and test for extensions to the known mineralisation. The drilling increased the confidence in the resource, but did not significantly change its size. At the Rookery prospect, 8 RC holes totalling 1500 metres were completed in 2005 testing geological and geophysical targets. The holes did not intersect any significant mineralisation. Other exploration has included regional soil sampling, regional Induced Polarisation (IP) and ground magnetic geophysical surveys, geological mapping and rotary air blast (RAB) drilling totalling 916 metres. At the Copper Burr prospect, 2 diamond holes have been completed to test a very strong IP response and anomalous Au rock chip results. The holes intersected quartz veining, silicification, chlorite alteration and minor mineralisation.

EL5933 Peak

This tenement surrounds the PGM mines. Exploration since 2003 has targeted the Langtons, Illawong, Central Shaft, and Cobar Lucknow prospects. Exploration comprised Induced Polarisation (IP), gravity, and DHEM geophysical surveys; RC, diamond and RAB drilling. At the Langtons prospect, 25 holes were drilled totalling 3,616 metres to follow up highly anomalous gold in previous RAB drilling. The deeper drilling did not intersect any significant mineralisation. The Illawong prospect was subject to extensive exploration during 2004 and 2005, testing strong coincident geophysical anomalies. Work included 5,438 metres of RAB and 5 RC holes totalling 1,118 metres with DHEM. The exploration did not identify any significant mineralisation. The Central Shaft prospect contains a strong IP anomaly similar to Illawong. Four RC drill holes totalling 708 metres confirmed the source of the IP response to be graphitic siltstone with no significant mineralisation. Cobar Lucknow is located northeast of Cobar and was explored with RAB drilling totalling 5,784 metres and an IP survey. The IP survey produced several anomalous trends which were subsequently tested with further RAB drilling, producing several areas of scattered anomalous gold grades.

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EL6149 Mafeesh

This tenement, located 50 kilometres south of Cobar, was taken up to investigate previous anomalous soil sample results. Exploration has included 8,055 metres of RAB drilling which produced a 400 metre long multi-element geochemical anomaly, an IP survey to test for the source of the geochemical anomaly, and 11 subsequent RC holes to test both the geochemical anomaly and IP responses. The RC drilling totalling 1,320 metres confirmed the RAB geochemistry and identified targets for deeper drilling.

EL6402 Cable Downs

This tenement is located 40 kilometres northwest of Cobar. Exploration comprises 7 RC holes totalling 768 metres targeting gold anomalies in previous RAB drilling. No significant mineralisation was intersected.

EL5982 Norma Vale

This project is located 80 kilometres south of Cobar. The project contains prospective magnetic features and soil geochemistry. Exploration has included RAB drilling totalling 5,004 metres and an IP survey. The RAB drilling produced two geochemically anomalous areas requiring further work. The IP survey was designed to further test the RAB results and test for the source to the geochemical anomalies. Exploration is continuing.

EL6401 Rookery East

The tenement is located 50 kilometres southeast of Cobar. Only reconnaissance field work and sampling has been completed.

Figure 10.1 and Figure 10.2 show the location of the Cobar Goldfields targets projects and regional prospect respectively. Figure 7.4 and Figure 8.1 shows the location of current near-mine exploration targets.

10.2 Exploration Data Collection

The site geological database contains the details of all available historic drillholes on the project tenements. Historic drillhole data that has the potential to impact on resource estimates is flagged in the database based upon perceived reliability and excluded from estimates deemed appropriate.

The Rio Tinto plc (RTP) group of companies has been exploring in the Cobar gold field since the early 1940’s. PGM has access to much of this information, including underground survey data, production records and drillhole data The PGM Geology department hosts a large library of technical documents, both historic and current. The details of these documents are stored in an electronic database system for ease of use and identification.

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Figure 10.1: Cobar Goldfield Targets (EL5933)

Regional_Targets_200
Other
Grav
Grav/Con
IP
Mag
Mag/Con
Mag/Grav
RAB
New Cobar
New Occidental
Peak
Great Cobar
CT14
Tharsis
Coronation - Brechworth
Mallee Tank NW
Peak East
Peak West
CT24 Nth
CT24 Sth
Kurrajong
Fortitude West
Ngarrong
Central Shaft
Junior
CT29 South
Hillview North
CT32 North
CT32 South
Hillview South
Voltaris
Queen Bee
Porphyry North
Illewong IP
Anomaly "D" - Durnaad
Carissa
Pole
Wire Yard Tank
Washer Tank
Cobar Lucknow
LEGEND
Amphitheatre Group
Great Cobar Slate
Granite
Girilambone Group

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Figure 10.2: Regional Exploration Targets

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SECTION 11
DRILLING

11.0 DRILLING

Drilling data is available for the various operations dating back to 1931. For the purpose of this report, this section will concentrate on the type and extent of drilling since 1997, which is most relevant to the current Mineral Resources.

All relevant drillholes in the project area have been recorded in the site database using the Peak Mine grid. Grid conversions exist for converting the Peak Mine grid to the national Australian Mine Grid (AMG (AGD66)) and older grid systems.

11.1 Current Site Practice

    11.1.1 Diamond Core

It is current PGM practice to use HQ diameter core for exploration diamond drill holes, stepping down to NQ/NQ2 diameter core at about 300 metres depth or when drilling problems are encountered. Occasionally, holes are collared using PQ diameter core. For this reason, most exploration intercepts of mineralized zones tend to be from NQ diameter core. Drilling of stope blocks for grade control, mining, and Measured Resource estimates utilises LTK48 diameter core. The drill core is not routinely oriented; instead the relatively consistent regional S2 foliation is used as a reference feature for determination of core cutting lines and reference lines for structural readings.

All drill core is logged by qualified geologists in a core yard and storage facility at the Peak Gold Mine. The exploration geologists log the exploration holes, while mine geologists log the grade control/stope delineation drilling. All logging utilises portable computers connected to a wireless network. Basic tasks related to routine processing of core is completed by contract staff at the PGM core yard under the direct supervision of a PGM geologist, and includes tasks such as measurement of core recovery, meterage mark ups, tray photography, cutting, sampling, density measurement, dispatch and storage of core. Diamond core is currently sampled on 1m intervals.

Until December 1998 drill holes were logged using MS-DOS-based computer-logging software called Datcol™. Logging is now performed with Windows-based core logging software called Drillview™ which includes a database system. All drillhole information, including geological logging data, logistical information regarding drilling, collar data, downhole survey data and assay data, is stored using the Drillview™ database, which is a Microsoft Access-based logging and database system that was purpose built and is administered by senior staff.

The following information is routinely recorded during core logging:

  Rock types, brecciation and fault zones.
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  Alteration and vein types.

  Mineralization and mineralization assemblages.

  Identified coarse gold for assay purposes.

  Rock mass quality data (RQD) for mine planning purposes.

  Intervals of core-loss.

    11.1.2 Reverse Circulation Drilling

Reverse Circulation (RC) drilling is typically conducted using 130 to 140 millimetre face-sampling hammers. Cuttings are collected by a cyclone and reduced by a Jones riffle splitter to nominal 2 to 2.5 kilogram samples. Representative chips from each sample interval are stored in plastic chip logging trays for geological logging and future reference. All drilling is supervised by a PGM technical employee.

    11.1.3 Collar and Down-Hole Surveys

All near-mine drillhole collars are surveyed by the mine surveyors. Underground drillholes are routinely down-hole surveyed every 30 metres using an Eastman camera as drilling progresses. At the completion of drilling, an electronic multi-shot device (e.g. Reflex model) may be used to take additional survey measurements at 3 to 6 metre intervals. All Eastman single shot discs and original records of the electronic camera surveys are stored in the site Geology Offices in lever-arch files.

11.2 New Cobar Mine

The New Cobar Mine was discovered in 1889, with historical mining during the periods of 1880 to 1922 and 1934 to 1948. During the later period, underground grade control diamond drilling was performed.

From 1973 to 1997, sixteen drilling programs were undertaken to target the near-surface oxide potential.

During 2000 a total of 13 RC holes were drilled to test for continuation of the open pit resource. Surface drilling by PGM in 2003 delineated an underground resource amenable to mining, and a portal was started from the base of the pit in 2004. Subsequent surface and underground diamond drilling programs since 2005 have further delineated the underground resource.

The oxide portions of the New Cobar deposit have a nominal drillhole spacing of 20 metres by 20 metres to approximately 100 metres below surface and 25 metres by 25 metres (northing and elevation) to a vertical depth of approximately 120 metres. Drilling of the deeper portions of the deposit since 2003 has subsequently resulted in a nominal drillhole spacing of 15 metres by 20 metres between a vertical depth of 105 and 240 metres, and a spacing of 50 metres by 40 metres to a vertical depth of 430 metres. Between 430 and 680 metres vertical depth, there is a nominal drillhole spacing of 70 metres by 40 metres.

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Table 11-1 summarises the various drilling programs undertaken at New Cobar.

Table 11-1: Drilling Programs at New Cobar

	Drilling Program	Year	Number of	Hole Diameter (mm)/ Core Size	Hole Size at Lode
			Drill Holes		Intersection (mm)
1	First exploration PD	1987	37	125, 115	115
2	First exploration RC	1988	70	150, 140	140
3	Second exploration RC	1988	18	125, 115	115
4	Third exploration RC	1989	70	150,140,125,115	140, 125, 115
5	Fourth exploration RC	1995	62	150, 140, 125	140, 125
6	Fifth exploration RC	1996	77	150, 140	140
7	Sixth Exploration RC	2000	13	140	140
8	First exploration DD	1996	7	60 (BX roller bit), BQ	BQ
9	Second exploration DD	1991	7	PQ, HQ, NQ	All NQ
10	Third exploration DD	1987	8	140, PQ, HQ, NQ	HQ, NQ
11	Fourth exploration DD	1989	27	178, 150, 140, PQ, HQ, NQ	NQ
12	Fifth exploration DD	1996	7	HQ	HQ
13	Sixth exploration DD	1996	89	PQ, HQ, NQ	NQ
14	Seventh exploration DD	1997	17	PQ, HQ, NQ	NQ
15	First metallurgical DD	1988	1	PQ	PQ
16	Second metallurgical	1997	12	PQ, HQ	PQ, HQ
	DD
17	First geotechnical DD	1997	7	HQ	HQ
18	UG Resource - Surface	2003	32	HQ/NQ	NQ
19	UG Drilling	2005/6	97	LTK48/BQ	LTK48/BQ

    11.2.1 Surveying Practices

PGM near mine surface drillholes and underground drillholes are surveyed by site surveyors. Exploration drillholes are surveyed by external contractors using the Digital Global Positioning System (DGPS).

Prior to 1991, the drillholes were not downhole surveyed during drilling, but surveys were completed later on a nominal 30 metre down-hole interval using a down-hole camera recording magnetic azimuth and dip. From 1991 to 2003, drill holes were down-hole surveyed during drilling at nominal 30 metre down-hole intervals.

Since 2003 all drillholes have been surveyed at nominal 30 metre intervals using either a Reflex multi-shot camera or an Eastman camera. It is current practice to regularly check the downhole cameras against surveyed ‘totem stations’ on surface to ensure the accuracy of the instruments.

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    11.2.2 Sample Recovery

Sample recovery data is not available for the pre-1995 RC data. Later diamond programs have good mean recoveries in the mineralised portions of the deposit with most intervals exhibiting 100% recovery.

RSG Global has validated the recovery data recorded in the database against selected drillholes (DD96NC0043 and DD89NC004) and found the database to be correct.

11.3 Chesney Oxide and Underground Mine

The Chesney deposit was discovered circa 1872, with its last period of operation from 1943 to 1952. From 1971 to 1975, a new shaft was sunk, but was not connected to the old workings. During the last period of historical production, diamond drillholes were used for grade control.

The oxide mineralization at Chesney has been drill tested to approximately 100 metres vertically at a spacing of 20 metres by 40 metres or 20 metres by 20 metres using 100 face-sampling RC drillholes and 47 percussion drill holes (PD) were completed. In addition, several HQ/NQ diameter diamond drillholes tested the deposit at deeper levels. This drilling was completed in five different drill programs between 1987 and 1996. Table 11-2 summarises the three drilling programs undertaken for the oxide portion of the Chesney deposit.

Table 11-2: Drilling Programs for Chesney Oxide

	Drilling Program	Year	Number of	Hole Diameter (mm)/	Hole Size at Lode
			Drill Holes	Core Size	Intersection (mm)
1	First exploration PD	1987	47	125	115
2	Exploration RC	1988, 89, 96	100	150, 140	140
5	First exploration DD	1992 - 93	15	PQ, HQ, NQ	HQ, NQ

Since 1992, the sulphide portion of the Chesney deposit has been tested by four drilling programs, down to approximately 800 metres below surface. Details of the programs are summarised in Table 11-3.

The shallow mineralisation down to approximately 120 metres below surface is drilled to nominal 20 metre by 20 metre spacing. Drillhole spacing is wider around the old workings and on the extremities of the deposit to the north and south.

Back and face sample data from the historic levels were compiled from original linen plans. These samples are spaced approximately 30 metres vertically apart on sub-level intervals. A number of underground diamond holes drilled from 1943 to 1950 intersect the original orebody within the old workings.

Drilling below the base of historic workings has been completed to a nominal 40 metre by 40 metre spacing by holes over several programs down to 520m below surface (the 9,750mRL). The majority of holes which are used in the resource estimation for this area are from programs completed in 1997, 2004 and 2005. Below the 9,750mRL, drill hole spacing increases significantly.

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Table 11-3: Drilling Programs for Chesney Sulphide

Period	Details	Number of	Hole Diameter (mm)/
		Drill Holes	Core Size
1943	Stage 1 UD drilling program: UD43 series holes
		13	EX
1948-	Stage 2 UD drilling program: UD49 series holes
1949	Underground drilling from the north drive on 8 level.. Some
	UD48* series of holes lack assay data.	20	AX, BX
1992-	Stage 1 DD drilling program: DD92/93 series holes
1993	DD drilling program testing eastern gold lode and main lode
position beneath historic workings to approximately 550
	metres below surface.	9	NQ, HQ, PQ
1997	Stage 2 DD drilling program: DD97 series holes
DD drilling program testing the eastern gold lode and main
lode position beneath historic workings at approximately 450
	metres below surface.	33	NQ, HQ
2001	Stage 3 RC and DD drilling program: RC01 and DD01/02
series holes.
Infill drilling programme to raise the resource status of the
	Chesney Oxide to Measured.	8	140, NQ
2004	Stage 4 DD drilling program: DD04 series holes
Tested the higher grade gold lodes below the historic
workings to 9700mRL, tested the northern shoot of the Main
Lode to 9400mRL
		32	NQ, NQ2, HQ
2005	Stage 5 DD drilling program: DD05 series holes
Infilled the area beneath the historic workings to 9700mRL
		14	NQ,HQ

    11.3.1 Surveying Practices

PGM near mine surface drill holes and underground drill holes are surveyed by site surveyors. Exploration drill holes are surveyed by external contractors using DGPS. It is not recorded how the holes drilled in 1943 and 1949 were down-hole surveyed.

Up to 1989, the drill holes were not down-hole surveyed during drilling, but surveys were completed later on a nominal 30 metre interval using a down-hole camera. Due to collapse of some drill holes, it was not possible to survey all drill holes. From 1992 onwards, the drill holes were down-hole surveyed during drilling at nominal 30 metre intervals.

    11.3.2 Sample Recovery

Sample recovery data is not available for the pre-1992 RC data. Diamond drilling programs since 1992 in the mineralised portions of the deposit have good mean recoveries with most samples exhibiting 100% recovery.

RSG Global has validated the recovery data recorded in the database against one selected drill hole (DD04CH0030) and found the database entries to be correct.

11-5	MQes

11.4 New Occidental Mine

The New Occidental deposit was first worked as the United Mine and is believed to have been discovered in 1871. The last period of historic mining was from 1932 to 1935. It was during this latter period that records of diamond drilling commenced. The programs of exploration and evaluation (delineation) drilling that are known to have been undertaken at the New Occidental deposit include:

  Underground grade control drilling by New Occidental Gold Mines (NOGM), 1940-1952.

  Underground exploration drilling by NOGM, 1950-1952. These holes have been excluded from the database due to collar/sample location issues.

  Two campaigns of surface exploration diamond drilling by Cobar Mines Pty Limited, 1975 and 1986. The diamond drill holes completed in 1975 occur well to the north of the deposit and do not contain any significant mineralization. The latter program involved limited reconnaissance deep diamond drilling targeting the down-dip extensions of the deposit.

  Surface RC, percussion and limited diamond drilling undertaken by CRA Exploration Pty Ltd (CRAE) as part of the evaluation of the remnant oxide gold potential, 1987-1998.

  Evaluation surface diamond drilling by PGM, 1995-1996.

  Exploration surface diamond drilling by PGM to the south of the deposit at the New Occidental South prospect, 1998-1999.

  Underground delineation drilling by PGM in 2001-2007 (some 2006 and all 2007 drilling assays were not available for the December 2006 resource update). This drilling will be included in the next resource update.

The drilling programs are summarised in Table 11-4.

Table 11-4: New Occidental Deposit Drilling Programs

Company	Year	Number of	Type of	Diameter	Sample	Down-hole
		Drill Holes	Drilling		Type	Surveys
New Occidental	1945-1952	104	Diamond	AX/BX	Full Core	-
Gold Mines
New Occidental	1948-1952	13	Diamond	AX	Full Core	-
Gold Mines
Cobar Mines	1980	5	Diamond	BQ	½ Core	Single shot camera
Pty Ltd
Cobar Mines	1986	3	Diamond	PQ/HQ with	½ Core	Single shot camera
Pty Ltd				NQ tails
CRA Exploration	1987	11	Percussion	115mm	Chip
Pty Ltd
CRA Exploration	1987	1	Diamond	HQ with	½ Core	Single shot camera
Pty Ltd				NQ tails
CRA Exploration	1988	4	Reverse	140mm	Chip
Pty Ltd			Circulation
PGM	1995-1996	55	Diamond	PQ/HQ with	½ Core	Single shot camera
				NQ tails
PGM	2001-2002	257	Diamond	LTK48	Full Core	Single shot camera
PGM	2003-2007	230	Diamond	LTK48, HQ, NQ	Full Core, ½	Single shot camera

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Data distribution varies throughout the deposit. From the 92 Level (914m below surface) up to the base of historical workings the drillhole data has a nominal spacing of 15 metres by 20 metres (northing and elevation). Below the 92 Level, the data has a nominal spacing of 30 metres by 50 metres for the first 150 metres of depth then increases to an approximately 50 metres by 75 metres for the next 100 metres.

    11.4.1 Surveying Practices

PGM near mine or underground drill holes are surveyed by site surveyors. Exploration drill holes are surveyed by external contractors using DGPS.

For the CRA and Cobar Mines drilling programs, downhole surveys were taken every 6 to 30 metres. Historic reverse circulation drill holes were not downhole surveyed.

All PGM drillholes were surveyed using an Eastman single shot camera or by a digital multi-shot camera. Surveys were typically collected at 30 metre intervals. The frequency was increased to 15 metre intervals in controlled drilling (navi-drilling) or wedging sections. Additional surveys were also taken at 6m intervals in the rods immediately behind the navi-bit and barrel during a navi-cycle to confirm dip measurements.

    11.4.2 Sample Recovery

Sample recovery for the PGM series of holes is high in the mineralised portions of the deposit with most samples recording recoveries of 100%. RSG Global has validated the recovery data recorded in the database against two selected drill holes (UD03NO0038 and UD03NO0046) and found the database entries to be correct.

11.5 Peak Mine

The Peak gold deposit was discovered in 1887 and was mined intermittently through the late 1800’s from underground. From 1992 through to 2002, underground mining of the Peak orebody continued from 300 metres below surface (300 Level) down to 760 metres below surface (740 Level). Although previously considered to be exhausted, there are significant resources that remain both within and proximal to the deposit. Exploratory surface diamond drilling during 2005, up-dip from the current workings, identified a gold/base metal resource immediately below the base of oxidation.

Four drilling programs were completed in the area between 1997 and 2000 to define an oxide resource. Prior to this, several sporadic and minor programs were completed in the area from 1948 to 1995. These programs are summarised in Table 11-5.

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Table 11-5: Drilling Programs in the Area of the Peak Oxide Resource

Program	Year	Hole	Operator	Number of	Total Metres	Hole Size
		Type		Drill Holes	Drilled
1	1987	RC	CRA Exploration	21^	2,335
2	1988	PD	CRA Exploration	7^	669
3	1948 - 1995	DD	CRA Exploration	12	3,160
4	1996	RC	PGM	9	712	133
5	2000	RC	PGM	59	3,677	133
^ Not used in the resource estimations

Since 2000, approximately 298 drillholes have been drilled to define the underground resources at Peak. Underground resource definition holes are typically drilled either as NQ2 or LTK48 diameter core. Drilling from surface is typically collared using HQ diameter core followed by an NQ diameter tail. Similarly, some underground drilling was collared using HQ diameter core followed by an NQ2 diameter tail. Navigational drilling for the HQ diameter holes was used in 2001. The underground drilling utilises the same drill rigs as used at the New Occidental and Perseverance mines.

The drilling programs used to define the underground resource are summarised in Table 11-6.

Table 11-6: Peak Drilling Programs Since 2000

Company	Year	Number of	Type of	Hole Diameter	Sampling	Down-hole
		Drillholes	Drilling	(mm)/Size		Surveys
PGM	2000	135	Diamond	BQ, NQ@, LTK48	Full Core, 1/2 Core	Single Shot Camera
PGM	2001	80	Diamond	LTK48, NQ2, HQ	Full Core, 1/2 Core	Single Shot, Multi Shot
						camera
PGM	2002	17	Percussion	LTK48, NQ, NQ2, HQ	Full Core, 1/2 Core	Single Shot, Multi Shot
						camera
PGM	2003	6	Diamond	HQ, NQ, NQ2	Full Core, 1/2 Core	Single Shot, Multi Shot
						camera
PGM	2004	10	Diamond	BQ, HQ, NQ, NQ2	Full Core, 1/2 Core	Single Shot, Multi Shot
						camera
PGM	2005	21	Diamond	HQ, NQ, LTK48	Full Core, 1/2 Core	Single Shot, Multi Shot
						camera
PGM	2006	29	Diamond	HQ, NQ, NQ2, LTK48	Full Core, 1/2 Core	Single shot camera

    11.5.1 Surveying Practices

Accurate collar surveys are available for the 1987 and 1988 series of RC and PD drillholes, but no downhole surveying was performed (these holes are not used in the resource estimations). Since 1996, all RC and diamond holes have been downhole surveyed at nominal 30 metre intervals using either Eastman single shot cameras or electronic multi-shot cameras (Reflex). All recent drilling (post 2000) has used standard PGM downhole survey and collar survey procedures.

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    11.5.2 Sample Recovery

Sample recovery for the PGM series of diamond drillholes in the mineralised portions of the deposit is high with most samples recording recoveries of 100%. RC drilling during 2000 for the Peak oxide material averaged 72% recovery, with 67% of the samples having a recorded recovery of 70% or greater.

RSG Global has validated the recovery data recorded in the database against selected drillholes (DD05PK0105 and DD05PK0113) and found the database entries to be correct.

11.6 Perseverance Mine

The Perseverance deposit was discovered in 1994 by PGM. All drilling within the project has been completed by PGM using its standard procedures. Drilling for the underground resource has been completed using HQ, NQ, NQ2 and LTK48 diameter drilling equipment. HQ diameter holes are used to establish a parent hole to facilitate later directional drilling and wedging using either NQ or NQ2 diameter core. LTK48 diameter core is used for infill drilling to delineate mineralisation from underground drives and cuddies. In 1998, 5 PQ diameter holes were used as a parent hole to subsequent HQ and NQ diameter tails. Table 11-7 summarises the drilling programs at Perseverance since 1997.

Table 11-7: Perseverance Drilling Programs Since 1997

Company		Number of	Type of	Hole Diameter	Sampling	Down-hole
	Year	Drill Holes	Drilling	(mm)/Size		Surveys
PGM	1997	1	Diamond	NQ2, LTK48	Full Core, 1/2 Core	Single shot camera
PGM	1998	27	Diamond	BQ, CHD76, PQ, HQ,	1/2 Core	Single shot camera
				NQ, NQ2
PGM	1999	32	RC And	HQ, NQ2, 140	1/2 Core	Single shot camera
			Diamond
PGM	2000	50	Diamond	HQ, NQ2	1/2 Core	Single shot camera
PGM	2001	20	Diamond	HQ, NQ2, LTK48	Full Core, 1/2 Core	Single shot camera
PGM	2002	27	Diamond	BQ, LTK48, HQ, NQ,	Full Core, 1/2 Core	Single shot, Multi shot
				NQ2		camera
PGM	2003	173	Diamond	BQ, HQ, LTK48, NQ,	Full Core, 1/2 Core	Single shot, Multi shot
				NQ2		camera
PGM	2004	56	Diamond	NQ2, LTK48	Full Core, 1/2 Core	Single shot camera
PGM	2005	124	Diamond	LTK48	Full Core	Single shot, Multi shot
						camera
PGM	2006	144	Diamond	NQ, NQ2, LTK48	Full Core, 1/2 Core	Single shot, Multi shot
						camera

The spacing of drillhole intersections with mineralisation varies throughout the deposit. Zone A, which contains most of the stope delineation LTK48 diameter drilling, has a nominal drill hole spacing of 20 metres by 20 metres (northing and elevation), with some areas near drill cuddies having a drill hole spacing of 10 metres by 10 metres. Zone B has a nominal drillhole spacing of 20 metres by 20 metres. The drillhole spacing in the Percy Deeps, Hulk and Hercules zones varies from 20 metres by 10-20 metres to 40 metres by 20 metres. In the peripheral areas of the deposit, drillhole spacing increases to 60 metres by 80 metres.

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    11.6.1 Surveying Practices

All of the diamond and RC holes at Perseverance were collar and downhole surveyed using the standard PGM site procedures as described in previous sections. Downhole surveys are taken at nominal 30 metre spaced intervals. In certain cases such as wedging operations, areas of bad ground conditions, or the start of a drillhole, the frequency of down-hole survey readings has been decreased to 9 metre intervals to enable adequate spatial location of the holes. Electronic multi-shot devices (Reflex and Ranger models) were used for some programs since 2002.

A comparison of gyroscopic surveys to magnetic down-hole surveys has indicated that the presence of magnetic pyrrhotite near the mineralised zones has not significantly affected the magnetic survey readings.

    11.6.2 Sample Recovery

As for the other deposits, the recorded sample recovery for the diamond core in the mineralised portions of the deposit core is excellent, with most samples recording recoveries of 100%.

RSG Global has validated the recovery data recorded in the database against two selected drillholes (UD06PE0136 and UD06PE0137) and found the database entries to be correct.

11.7 Mount Boppy

The Mount Boppy project is a recent acquisition by PGM. Available documentation is sparse regarding previous drilling sampling practices. The current resource is not considered a material portion of the total PGM resource inventory.

The Mount Boppy Gold deposit was discovered in 1897 by Messrs Reid and O’Grady, and was initially exploited by underground mining between 1901 and 1921. Minor ore production and tailing re-treatment continued after this period. By 1957, production totalled around 1 million long tons at an average grade of 11 g/t Au.

Polymetals Ltd (Polymetals) commenced open pit mining in the early 2000’s and ceased operations in 2005, leaving a surface excavation approximately 400 metres long, 150 metres wide and up to 70 metres deep.

Drilling prior to 2006 includes an unknown number of blast holes used for grade control, 134 RC drill holes of up to 255 metres depth, and 2 diamond drill holes up to 351 metres depth. In 2006, PGM completed a program of check drilling which included 3 diamond drill holes of HQ and NQ diameter and 8 RC drill holes. In 2006, PGM resampled diamond hole PMS123 using quarter core. The resulting average interval grade (21.3 metres at a grade of 4.4g/t Au) compared rather poorly with the original result (21.3 metres at a grade of 7.95g/t Au).

11-10	MQes

    11.7.1 Surveying Practices

PGM has re-surveyed the collar positions of three of the Polymetal drill holes (PMS065, PMS123 and PMS127) and found the results to compare reasonably well with the existing database (± 1m). Previous workers have expressed concern regarding the location of some of the MBP series of drill holes (totalling 40 drill holes in the database). After consultation with PGM, consultants Hellman & Schofield Pty Ltd (H&S) included the MBP series of drill holes in the resource estimate as these generally occurred in mined out areas.

According to H&S (2006), PGM re-surveyed two old holes (PMS065 and PMS127) using a Reflexit multishot camera at 6 metre intervals. The results were substantially different from those recorded in the Polymetals database. Hole PMS065 swung 32° in azimuth over 150 metres, to deviate a total of 44 metres in spatial location by end of hole (EOH). Hole PMS127 swung 14° in azimuth over 170 metres, to deviate a total of 21 metres in spatial location by EOH. Both holes deviated to the south, suggesting that mineralized intersections are likely to be significantly narrower and further to the south than indicated by the previous surveys. PGM drill holes were surveyed using standard PGM practices.

    11.7.2 Sample Recovery

At the time of this report, no information was available regarding the recovery for drilling completed prior to 2006. The PGM diamond drillholes had high recoveries away from stoped areas.

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SECTION 12
SAMPLING METHOD AND APPROACH

12.0 SAMPLING METHOD AND APPROACH

Records of the sampling methods and approach for the drilling campaigns prior to the 1980’s are not readily available. Drill logs are available for most of the historic underground holes from the New Occidental, New Cobar and Chesney mines. Most of the older holes were sampled on 5 foot intervals (approximately 1.52 metres). It is thought that the historic (1930’s and 1940’s) underground drillholes were full core sampled as no split core remains and this was standard practice for delineation drilling at local mines during this period. Samples were generally assayed at the onsite laboratory.

Certain older diamond drilling programs are recorded to have used a "groove" sampling technique whereby a small continuous sample was cut from the side of the core using an angle grinder for subsequent assay. The holes on which this technique was used are known, and the corresponding assay data has not been used for resource estimation.

RC chip samples collected by CRA were reduced to 2 to 3 kilogram samples using Jones riffle splitters or rotary splitters fed directly from the cyclone on the drill rig. The RC samples were generally collected as 2 metre composite samples. Some of the exploration percussion drilling samples were collected as 6 metre composite samples.

12.1 Reverse Circulation Samples

The current RC sampling practice is discussed briefly in Section 11.1.2. PGM’s current standard practice is to use face-sampling hammers to minimize sample contamination from drill hole walls, and riffle splitters to reduce samples in the field to a size small enough (2 – 2.5 kilograms) suitable for pulversisation using an LM5 mill.

Sampling strategies are devised for individual projects depending on requirements and project status. The initial sampled intervals utilise 1, 2 or 4 metre composite samples depending on the resolution required. One metre samples are retained to allow more detailed analyses where required.

A typical example of an RC sampling strategy from the Peak Oxide deposit is supplied below:

  Drill cuttings are split directly upon exiting the cyclone into 50% and two 25% portions compositing 2 metre intervals, beginning from surface.

  One of the 25% portion composite samples is collected and stored for later use (metallurgical or other).

  The other 25% portion composite sample is weighed (then recalculated to 100% as a recovery check) and then further reduced using a 25/75 Jones riffle splitter.

  Two nominal 2.5 kilogram samples are obtained from the splitter:

  A sample to be submitted for assay.

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  A field duplicate sample to be stored and assayed at a later stage as required in accordance with sampling quality assurance and quality control (QAQC) protocols.

The sampling methods and approach are reasonable for this style of mineralization. The samples are considered representative and there appear to be no sample biases introdced during sampling.

12.2 Core Sampling

During logging of the core, the geologist selects intervals to be sampled and supplies the site geotechnician with details via a Core Sampling Request Form. This form details which intervals are to be sampled, which samples are to be density tested (usually all samples), the sample method (1/2 core or whole core), and which standards and blanks are to be used and at what frequency. The sampling details are then entered into the Drillview database which outputs a sample ledger form. The sample ledger contains the sequential list of which intervals are to be sampled, the corresponding sample numbers, and the placement of specified blank and standard samples. These details are incorporated as part of the main drillhole database.

Selective sampling of core is based on the presence of significant quartz veining, alteration mineralogy (usually silicification) and/or sulphide minerals. PGM currently samples core using 1 metre intervals. Unmineralised material from the hangingwall or footwall is not necessarily sampled.

HQ, NQ or NQ2 diameter core is cut in half for sampling, with the sampling line based upon the regional S2 cleavage. Because of the similar volumes of LTK48 core and NQ half core, the LTK48 core is sampled whole. Unsampled mine production core from delineation drilling is discarded.

The samples are placed into numbered calico bags (Figure 12.1) which are then bundled into poly-weave bags and secured using cable ties. The poly-weave bags are labelled using hole number and sample intervals.

The samples are held within a secure shed until collection by a representative of the SGS Cobar assaying laboratory (previously Analabs Cobar).

The sampling methods and approach are reasonable for this style of mineralization. The samples are considered representative and there appear to be no sample biases introduced during sampling.

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Figure 12.1: Samples Awaiting Dispatch at the Peak Coreyard

12.3 Density Determination

It is current site practice to determine bulk density values on all core that is sampled. This is done using the water immersion method, with results entered directly into a computerised system which includes calibration values for the weight of the measuring apparatus. The accuracy of the density readings is tested and calibrated against predetermined standard samples at a frequency of one in 30 samples and at the start of new sampling campaigns. Figure 12.2 shows the setup of the bulk density measuring stations, along with a poster outlining the correct procedure to be used for bulk density testing.

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Figure 12.2: Peak Mine Bulk Density Measuring Station

There is a comprehensive chapter in the site Coreyard Procedures Manual which details the correct procedure for conducting bulk density measurements. RSG Global has independently verified the bulk density value of one of the site density standards (STD9902) against the value obtained using the standard site practice.

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SECTION 13
SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Numerous drilling programs have been conducted on the PGM projects over the last 60 years. This section will concentrate on the sample preparation, analysis and security protocols currently used by PGM. PGM personnel do not conduct any aspect of the sample preparation.

    13.1 Sample Preparation for Core

No records were available for the sample preparation protocols of the historic underground drilling. The sample preparation procedures since 1995 are reportedly similar to those desribed below.

The current sample preparation procedure is as follows:

  All delineation drill core is submitted to SGS Cobar (previously Analabs Cobar) for preparation and analysis.

  Core (approximately 2.5kg) is dried for 12 hours and crushed to –25mm using a Jaques jaw crusher.

  Total preparation of all of the crushed material by LM5 puck and bowl pulveriser (Figure 13.1) to a nominal 90% passing 75ﾊm (usually 6 to 8 minutes). The average mass per metre allows the full 1m sample to be pulverised in the LM5 in a single run.

  Sizing tests are performed on one in every 5 samples. If a sample fails the test the entire sample is reground, plus all samples since the last sample tested. Sizing data is reported to PGM along with analytical results.

  Barren wash (blue metal or feldspar) is used between all samples in the LM5.

  The first split is by taking a scoop of material out of the LM5 bowl. A 250g sub-sample is taken from the LM5 bowl and put into a kraft (brown paper) packet. A second 350g sample may be collected and placed in a coloured (usually black) kraft bag if duplicate samples are to be analysed. Bulk residues are placed in the original calico bag and stored for at least 3 months before being discarded.

  A 50g charge is scooped from the 250g kraft bag for gold determination by fire assay. A second 50g charge may be collected for repeat analysis.

  A 0.5g charge is taken from the primary sample packet for base metal analysis.

  All remaining pulp in the kraft packet is returned to PGM for storage. Until November 1998 all pulps were sent to the Rio Tinto Exploration pulp storage facility in Bundoora, Victoria. From December 1998 onwards all pulps are stored at PGM’s core shed.

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Figure 13.1: Sample Pulverisation at SGS Cobar

13.2 Sample Preparation for RC Samples

Sample preparation protocols for RC samples are similar to those for drill core except that drying times may be longer and, typically, only roll crushing (or no crushing) is required before pulverizing.

13.3 Screen Fire Assaying

Screen fire assays (SFA) are not routinely performed by PGM, but were used on core samples in the Perseverance evaluation as a secondary assay method. SFA sample preparation is the same as for regular core until completion of pulverization.

  A 500g assay charge is scooped from the calico bag storing bulk residue.

  Wet screen 500g over a 75µm screen.

  Fire assay all screen overflow (approximately 10% of sample or 50g)

  Dry 450g (approximately 90%) underflow and sub-sample 50g for fire assay. Discard remainder.

  Weigh average coarse and fine gold grades and report weights and grades of both size fractions and total.

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13.4 Sample Analysis

No records were available for the assaying protocols for the historic underground drilling at New Cobar, Chesney and New Occidental. It is believed that the samples were analysed at the mine’s onsite laboratory by fire assay for gold and wet chemical methods for base metals.

Most of the early exploration sample analyses for New Cobar Mines, CRAE and PGM used the Analabs Cobar (formerly Australian Assay Laboratories Cobar, now SGS Cobar) laboratory for assaying. ALS Chemex (2001- 2006) was occasionally used for check assaying. CRA RC samples were assayed for gold by fire assay and for silver, copper, lead, zinc, lithium and sodium by AAS at Analabs Adelaide. CRA drill core samples were usually analysed for gold by fire assay and for base metals and silver by AAS methods. Some surface diamond core drilled during the 1970’s and 1980’s was assayed for gold using acid digestion with an AAS finish, but many of the mineralised intersections were later re-assayed by fire assay.

Other laboratories including Aminya (1989 – 1996), Amdel (1987 – 1999) and CMPL (1973 – 1975) have been used for early metallurgical testwork or for assaying of some exploration samples.

PGM currently uses external laboratories for all core and RC chip analyses. All drill core is analysed for gold, copper, lead, zinc, silver and bismuth. Standard contract analytical work is currently carried out by SGS Cobar. Prior to June 2001, ALS Chemex in Orange was used for analysis of some Perseverance drilling. Since 1997, over 80% of all sample submissions and over 88% of all sample analyses have been completed at either Analabs (Cobar or Orange) or SGS Cobar.

    13.4.1 Gold Analysis

Prior to 2004 the Analabs Cobar laboratory was mainly used for gold assaying. Special requirements, such as screen fire assay, were performed at the Analabs Orange laboratory. All samples include the S091 method, which is a silica wash in the pulveriser between samples. Some samples have been analysed at the ALS Chemex laboratories in Brisbane and Orange. These include some Perseverance drilling samples (2000, 2001) and some check assays (2005).

On December 31st 2001, Analabs Cobar became SGS Cobar. In 2004 the Analabs Cobar Laboratory became referred to as SGS Cobar and the analysis methods were changed. A barren silica wash (method WSH78) is still included between each sample.

The gold analysis methods used by PGM are shown below in Table 13-1.

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Table 13-1: Gold Analysis Method Used by PGM

Element	Laboratory	Digestion	Finish	Units	Detection	Laboratory
	Code				Limit
Pre 2004
Au	F650	50g FA, Pb collection	AAS	ppm	0.01	Analabs Cobar, Orange
Au	F642(SFA)	FA, Pb collection	AAS	ppm	0.01	Analabs Cobar, Orange
Post 2004
Au	FAA505	50g FA, Pb collection	AAS	ppm	0.01	SGS Cobar
		Miscellaneous
Au	Au-AA2	50g FA, solvent extraction	AAS	ppm	0.001	ALS Orange
Au	PM209	50g FA, Pb collection	AAS	ppm	0.01	ALS Orange
Au	Au-AA26	50g FA, solvent extraction	AAS	ppm	0.001	ALS Orange
Au	PM212 (SFA)	50g FA, Pb collection n	AAS	ppm	0.01	ALS Orange
FA = Fire Assay
AAS = Atomic Absorption Spectroscopy
ppm = Parts per million, equivalent to grams per tonne (g/t)
SFA = Screen Fire Assay

    13.4.2 Base Metal Analysis

Prior to mid-2004, Analabs performed the base metal analyses at their laboratory in Townsville using the Inductively Coupled Plasma – Optical Emission Spectroscopy method (ICP-OES). Over-range (ore grade) base metal assays (typically above 1%) were repeated using a triple acid digestion with an AAS finish.

ALS laboratories in Orange were also used as discussed in the previous section. Subsequent to mid-2004 the bulk of all base metal analyses were performed at the SGS Cobar laboratory using a triple acid digestion on a 0.5g pulp sample with an AAS finish.

Table 13-2 and Table 13-3 summarise the analytical techniques used by the various laboratories.

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Table 13-2: Base Metal Analysis Methods Used for PGM

Element	Laboratory Code	Digestion	Finish	Units	Detection	Laboratory
					Limit
Prior to Mid-2004
Cu	C112 / I112	Four Acids	ICP-OES	ppm	1	Analabs
						Townsville
Cu (over range)	I112/(A103)	Triple acid	AAS	%	0.01	Analabs
						Townsville
Pb	C112 / I112	Four Acids	ICP-OES	ppm	3	Analabs
						Townsville
Pb (over range)	I112/(A103)	Triple acid	AAS	%	0.01	Analabs
						Townsville
Zn	C112 / I112	Four Acids	ICP-OES	ppm	1	Analabs
						Townsville
Zn (over range)	I112/(A103)	Triple acid	AAS	%	0.01	Analabs
						Townsville
Ag	C112 / I112	Four Acids	ICP-OES	ppm	1	Analabs
						Townsville
Sb	C112 / I112	Four Acids	ICP-OES	ppm	5	Analabs
						Townsville
Bi	C112 / I112	Four Acids	ICP-OES	ppm	1	Analabs
						Townsville
As	C112 / I112	Four Acids	ICP-OES	ppm	5	Analabs
						Townsville
Co	C112 / I112	Four Acids	ICP-OES	ppm	1	Analabs
						Townsville
Mo	C112 / I112	Four Acids	ICP-OES	ppm	1	Analabs
						Townsville
Fe	C112 / I112	Four Acids	ICP-OES	%	0.01	Analabs
						Townsville
Mn	C112 / I112	Four Acids	ICP-OES	ppm	5	Analabs
						Townsville
Post Mid-2004
Cu	AAS21R	Triple acid	AAS	%	0.0002	SGS Cobar
Cu (ore grade)	AAS22S	Triple acid	AAS	%	0.01	SGS Cobar
Pb	AAS21R	Triple acid	AAS	%	0.0003	SGS Cobar
Pb (over range)	AAS22S	Triple acid	AAS	%	0.01	Analabs
						Townsville
Zn	AAS21R	Triple acid	AAS	%	0.0002	SGS Cobar
Zn (over range)	AAS22S	Triple acid	AAS	%	0.01	Analabs
						Townsville
Ag	AAS21R	Triple acid	AAS	ppm	1 ppm	SGS Cobar
Bi	AAS21R	Triple acid	AAS	ppm	10ppm	SGS Cobar
AAS = Atomic Absorption Spectroscopy
ppm = Parts per million, equivalent to grams per tonne (g/t)
Four acid digest: includes perchloric, nitric, hydrochloric and hydrofluoric acids, added sequentially
Triple acid digest includes nitric, hydrochloric and perchloric acids added sequentially
ICP-OES = Inductively Coupled Plasma - Optical Emission Spectroscopy

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Table 13-3: Summary of ALS Chemex Analytical Techniques

Element	Laboratory	Digestion	Finish	Units	Detection	Laboratory
	Code				Limit
		Prior to 2005
Cu	IC587	Four Acids	ICP-OES	ppm	1	ALS Orange
Pb	IC587	Four Acids	ICP-OES	ppm	3	ALS Orange
Zn	IC587	Four Acids	ICP-OES	ppm	1	ALS Orange
Ag	IC587	Four Acids	ICP-OES	ppm	1	ALS Orange
Sb	IC587	Four Acids	ICP-OES	ppm	5	ALS Orange
Bi	IC587	Four Acids	ICP-OES	ppm	10	ALS Orange
As	IC587	Four Acids	ICP-OES	ppm	5	ALS Orange
Co	IC587	Four Acids	ICP-OES	ppm	1	ALS Orange
Mo	IC587	Four Acids	ICP-OES	ppm	1	ALS Orange
Fe	IC587	Four Acids	ICP-OES	%	0.01	ALS Orange
Mn	IC587	Four Acids	ICP-OES	ppm	5	ALS Orange
			Post 2005
Cu	ME-ICP61	Aqua Regia	ICPAES	ppm	1	ALS Orange
Pb	ME-ICP61	Aqua Regia	ICPAES	ppm	2	ALS Orange
Zn	ME-ICP61	Aqua Regia	ICPAES	ppm	2	ALS Orange
Ag	ME-ICP61	Aqua Regia	ICPAES	ppm	0.5	ALS Orange
Sb	ME-ICP61	Aqua Regia	ICPAES	ppm	5	ALS Orange
Bi	ME-ICP61	Aqua Regia	ICPAES	ppm	3	ALS Orange
As	ME-ICP61	Aqua Regia	ICPAES	ppm	5	ALS Orange
Co	ME-ICP61	Aqua Regia	ICPAES	ppm	1	ALS Orange
Mo	ME-ICP61	Aqua Regia	ICPAES	ppm	1	ALS Orange
Fe	ME-ICP61	Aqua Regia	ICPAES	%	0.01	ALS Orange
Mn	ME-ICP61	Aqua Regia	ICPAES	ppm	5	ALS Orange
Cu	ME-ICP41	Multi Acid	ICPAES	ppm	1	ALS Orange
Pb	ME-ICP41	Multi Acid	ICPAES	ppm	2	ALS Orange
Zn	ME-ICP41	Multi Acid	ICPAES	ppm	2	ALS Orange
Ag	ME-ICP41	Multi Acid	ICPAES	ppm	0.2	ALS Orange
Sb	ME-ICP41	Multi Acid	ICPAES	ppm	5	ALS Orange
Bi	ME-ICP41	Multi Acid	ICPAES	ppm	2	ALS Orange
As	ME-ICP41	Multi Acid	ICPAES	ppm	2	ALS Orange
Mo	ME-ICP41	Multi Acid	ICPAES	ppm	1	ALS Orange
Fe	ME-ICP41	Multi Acid	ICPAES	ppm	0.01	ALS Orange
Mn	ME-ICP41	Multi Acid	ICPAES	%	5	ALS Orange
ICP-AES = Inductively Coupled Plasma - Atomic Emission Spectroscopy

13.5 Sample Security

Core samples that are to be collected at site are stored within a secure shed in a fenced and locked yard behind the main gate at the Peak Mine offices. All visitors who enter the Peak Mine site must be tagged through an electronic gate, which is manned by security personnel 24 hours a day. It is current practice for the samples to be collected daily by an employee of the SGS Cobar laboratory.

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Sample pulps and field splits of RC samples are also stored in a secure facility either at the mine or at the CRAE/RTE office in Bundoora, near Melbourne, Australia. Prior to November, 1998 pulps were sent to the pulp storage facility in Bundoora. Since December, 1998 all pulps have been stored at the Peak Mine core shed.

Each sample dispatch is given a unique data processing order (DPO) number, which is used to track the sampling details (laboratory, assaying method, and sample preparation code) in the site Drillview database. Original DPO sheets are on file at CRAE/RTE in Bundoora, or at the Peak Mine offices.

Post-1975 assay reports issued by analytical laboratories detail the sample preparation and analytical codes used to perform the analyses. Original laboratory reports are filed by DPO at CRAE Bundoora and PGM. Sample preparation codes for all DPO’s are detailed in the DPO and analytical code tables in Drillview.

13.6 Quality Control Procedures

There is little information available regarding historic quality assurance and quality control (QAQC) procedures. During the 1970’s and 1980’s QAQC was reportedly usually limited to duplicate assaying of one in every fifteen samples. This data is available in the site database.

Drilling programs during the 1990’s included the use of a barren quartz wash between each sample during the pulverisation stage. Duplicate samples were taken at a nominal frequency of one in ten samples, and certified assay standards were routinely used. Umpire check-assaying of 10% of the mineralised samples was also undertaken. This data is available in the site database. Checks on the pulverisation process were not routinely undertaken prior to 1996.

The current site QAQC practices include the following checks:

  Routine insertion of certified standards and site-sourced blanks into the sample stream. The sample insertion point is based upon instructions by the supervising geologist and sample numbers are automatically generated by the Drillview database system. Two standards are routinely inserted at a frequency of one in 20 samples, resulting in an overall 1:10 ratio. Blank samples are routinely inserted at the start of a sampling run and after identified mineralised intervals.

  Routine replicate samples. Sample replicates are defined as a second 50g sample taken from the original 250g pulp packet. These are taken at a nominal rate of 1 in every 10 samples.

  Routine duplicate samples. Duplicate samples are defined as gold analysis of a 50g charge taken from a second 250g pulp packet. This is performed at the nominal rate off 2 in every 42 samples at the laboratory. The insertion of laboratory duplicate is controlled by the computerised laboratory information management system (LIMS).

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  Insertion of standards and blanks at pre-defined interval by the laboratory during the assaying process. Blank standards are shaken in the same ‘cocktail’ mixer that is used to mix the pulp and flux prior to firing.

  Routine calibration of the density recording equipment on site, using two predetermined density standards

  Umpire samples. Re-assaying of selected residual pulp by a separate laboratory. This is done on an occasional basis, with the latest lot of umpire assays analysed in December 2005.

  Check assaying using the Screen Fire Assay (SFA) technique. Selected samples have been analysed using the SFA technique.

  Field duplicates consisting of analysis of either quarter core or second nominal 2.5kg RC split.

During the assay loading procedure, the Drillview database system automatically generates reports based on the loaded QAQC data and flags standards results which are outside the accepted limits for subsequent action. Representatives from the Geology Department meet at least once a month with the SGS Cobar site manager to discuss the previous month’s QAQC performance and any issues that have been identified.

Blank samples that return a grade above ten times the detection limit are requested to be re-assayed to confirm the contamination. If contamination is confirmed, then the three samples on either side of the blank sample are requested to be re-assayed, with the new sample taken from the bulk pulp residue.

The routine standard/blank, replicate and duplicate assaying QAQC procedures are followed for gold and base metals assaying. Currently the site database does not capture the copper replicate or duplicate data as part of the automated data capture system, although it is understood that this will commence shortly.

13.7 Adequacy of Procedures

RSG Global considers that the current procedures used on site for ensuring the security of samples, the integrity of chain of custody for samples and the accuracy of laboratory analyses are in line with current industry practice. In several areas (e.g. sample generation, sample security and density determination) the current site practice exceeds that of many Australian operations. It is recommended that the Cu and other base metal replicate and duplicate data be captured in the existing database system to enable future analysis of precision data.

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RSG Global visited the SGS Cobar laboratory and performed a review of the sample preparation and assaying systems used at the laboratory. RSG Global considers that the practices and systems used by the laboratory conform to current industry practice. SGS is an internationally recognized laboratory that is accredited (Accreditation No: 1936) and ISO certified (ISO/IEC 17025:2005) in Australia.

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SECTION 14
DATA VERIFICATION

14.0 DATA VERIFICATION

14.1 Quality Control Data 14.1.1 Assay Accuracy

PGM measures the accuracy of the assaying process by the use of a series of certified standards. Material for the PGPL series of standards was derived from the 500 Level of the Copper Lens at the Peak mine and prepared by Gannet Holdings Pty Ltd (Gannet). The certified standards have been prepared for a range of gold and base metal grades. Table 14-1 summarises the most common standards used on site since 2000.

RSG Global has reviewed the Au and Cu standards results for the top 9 standards (by volume) analysed from 2000 to present. These cover a range of gold values from 1.01g/t Au to 29.74g/t Au, and a range of Cu values from 0.27% Cu to 1.52% Cu. The performance statistics for these standards are summarised in Table 14-2 and Table 14-3. The standard control plots are shown in Appendix A.

Analabs (2000- 2004)

The Au standards assayed by Analabs generally exhibit good accuracy with the bulk of the standards having more than 92% of the assays within +/-10% of the certified expected value (EV). The exception is standard PGPL2700, where only 86% of the returned values were within the +/-10% limits. Review of the control plots indicates that some of the more extreme spikes may be due to mislabelling of inserted standards prior to submission. Most of the returned standards results exhibit a slight negative bias in Au grades, ranging from -0.9% to -3.8%. Only standards ST42_7192 (with an EV of 1.51g/t Au) and ST06_8208 (with an EV of 1.01g/t Au) have neutral or slightly positive biases for Au grades (0.04% and 1.14% respectively).

The Cu standards sent to Analabs generally exhibit moderate accuracy with the standards having only 67% to 83% of the returned assays within +/-10% of the certified expected value. The standard control plots indicate potential calibration issues with the AAS machine around December 2002. As with the gold standards, some of the more extreme outliers illustrated in the control plots may be due to mislabelling of inserted standards prior to submission. Four of the six standards batches reviewed showed a positive bias in the range of 2.2% to 5.8%.

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Table 14-1: Main Standards Used by PGM since 2000

Standard	Number of				Certified Value
	Samples	Description	Supplier	Matrix Type
					Au Mean		Cu Mean
					(g/t)	Au SD	(ppm)	Cu SD
PGPL3600	727	Au-base metal standard (Peak ore)	Gannet	Sulphide	3.73	0.24	4651	210
PGPL5000	673	Au-base metal standard (Peak ore)	Gannet	Sulphide	5.21	0.37	6337	385
PGPL2100	630	Au-base metal standard (Peak ore)	Gannet	Sulphide	2.15	0.15	2731	133
PGPL10000	498	Au-base metal standard (Peak ore)	Gannet	Sulphide	10.32	0.41	13169	440
PGPL2700	482	Au-base metal standard (Peak ore)	Gannet	Sulphide	2.8	0.19	3509	175
ST42_7192	341	Au standard	Gannet	Sulphide	1.51	0.09
ST147	109	Au standard	Gannet	Sulphide	2.66	0.155
PGPL30000	91	Au-base metal standard (Peak ore + WA Mine Ore)	Gannet	Sulphide	29.74	1.32	15153	550
ST06_8208	84	Au standard	Gannet	Oxide	1.01	0.06
ST43_7194	83	Au standard	Gannet	Sulphide	3.64	0.24
ST148	78	Au standard	Gannet	Sulphide	8.67	0.59
ST49_8242	71	Au standard (Paired STANDARD)	Gannet	Sulphide	2.06	0.1
ST153	66	Au standard	Gannet	Sulphide	13.8	0.93
PGPLORIG	55	Au-base metal standard (Peak ore)	Gannet	Sulphide	20.15	1	25756	810
BM23	47	Base metal standard	Gannet	Sulphide			36000	1600
ST07_9258	43	Au standard	Gannet	Oxide	0.22	0.02
ST42_1292	39	Au standard	Gannet	Sulphide	1.48	0.06
GLG304-4	31	Low level gold standard from Geostats	Geostats	Fresh	0.121	0.013
ST05_9280	26	Au standard	Gannet	Oxide	2.52	0.12
ST43	25	Gold standard	Gannet	Sulphide	3.58	0.24
GLG304-2	23	Low level gold standard from Geostats	Geostats	Oxide	0.065	0.01
ST242	22	Gold standard	Gannet	Sulphide	2.06	0.1

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Table 14-2: Summary Statistics for Gold Standards Results since 2000

Gold Standards assayed at Analabs
Standard	PGPL3600	PGPL5000	PGPL2100	PGPL10000	PGPL2700	ST42_7192	ST147	PGPL30000	ST06_8208
Expected Value:	3.73	5.21	2.15	10.32	2.8	1.51	2.66	29.74	1.01
Expected Value Range:	3.36 to 4.10	4.69 to 5.73	1.94 to 2.37	9.29 to 11.35	2.52 to 3.08	1.36 to 1.66	2.39 to 2.93	26.77 to 32.71	0.91 to 1.11
Count	516	314	432	275	227	225	100	52	74
Minimum	0.02	4.1	1.8	3.7	1.95	1.35	1.6	24.3	0.78
Maximum	5.3	5.85	3.45	11.5	3.5	1.87	2.84	31.3	1.54
Mean	3.64	5.16	2.12	10.15	2.72	1.51	2.56	29	1.02
Standard Deviation	0.29	0.24	0.16	0.7	0.17	0.07	0.14	1.22	0.08
% in Tolerance	93.99%	96.82%	92.13%	96.36%	86.34%	97.78%	98.00%	94.23%	95.95%
% Bias	-2.36%	-0.90%	-1.40%	-1.62%	-2.95%	0.04%	-3.76%	-2.50%	1.14%
% Root Squared Difference	8.01%	4.66%	7.62%	6.87%	6.37%	4.38%	5.32%	4.21%	7.35%
Gold Standards assayed at ALS
Standard	PGPL3600	PGPL5000	PGPL2100	PGPL10000	PGPL2700	ST42_7192	ST147	PGPL30000	ST06_8208
Expected Value:	3.73	-	2.15	10.32	2.8	1.51	2.66	29.74	1.01
Expected Value Range:	3.36 to 4.10	-	1.94 to 2.37	9.29 to 11.35	2.52 to 3.08	1.36 to 1.66	2.39 to 2.93	26.77 to 32.71	0.91 to 1.11
Count	70	-	63	58	58	65	9	10	10
Minimum	0.01	-	1.37	0.01	0.15	0.01	1.89	28	0.01
Maximum	11.1	-	2.88	13.5	3.65	4.57	2.64	31.1	1.08
Mean	3.76	-	2.15	9.81	2.75	1.49	2.46	29.83	0.92
Standard Deviation	1.02	-	0.19	1.66	0.4	0.52	0.21	1.02	0.31
% in Tolerance	84.29%	-	85.71%	81.03%	84.48%	90.77%	88.89%	100.00%	80.00%
% Bias	0.69%	-	0.16%	-4.95%	-1.62%	-1.50%	-7.35%	0.30%	-8.71%
% Root Squared Difference	27.25%	-	9.00%	16.92%	14.67%	35.12%	8.71%	3.42%	33.64%
Gold Standards assayed at SGS
Standard	PGPL3600	PGPL5000	PGPL2100	PGPL10000	PGPL2700	ST42_7192	ST147	PGPL30000	ST06_8208
Expected Value:	3.73	5.21	2.15	10.32	2.8	1.51	-	29.74	-
Expected Value Range:	3.36 to 4.10	4.69 to 5.73	1.94 to 2.37	9.29 to 11.35	2.52 to 3.08	1.36 to 1.66	-	26.77 to 32.71	-
Count	141	358	135	165	197	51	-	29	-
Minimum	3.18	4.06	1.66	8.1	2.31	1.28	-	26.9	-
Maximum	4.16	5.83	2.72	11.8	3.45	1.6	-	34	-
Mean	3.68	5.1	2.12	10.27	2.71	1.5	-	29.62	-
Standard Deviation	0.19	0.24	0.13	0.55	0.16	0.06	-	1.64	-
% in Tolerance	94.33%	96.09%	95.56%	93.33%	89.85%	98.04%	-	96.55%	-
% Bias	-1.29%	-2.06%	-1.55%	-0.48%	-3.30%	-0.40%	-	-0.39%	-
% Root Squared Difference	5.10%	4.73%	5.95%	5.37%	5.74%	3.84%	-	5.53%	-

14-3	MQes

Table 14-3: Summary Statistics for Copper Standards Results Since 2000

Cu Standards assayed at Analabs
Standard	PGPL3600	PGPL5000	PGPL2100	PGPL10000	PGPL2700	PGPL30000
Expected Value:	4,651	6,337	2,731	13,169	3,509	15,153
Expected Value Range:	4,185 to 5,116	5,703 to 6,970	2,457 to 3,004	11,852 to 14,485	3,158 to 3,859	13,637 to 16,668
Count	516	314	432	275	227	52
Minimum	16.0	1,110.0	340.0	3,270.0	25.0	12,800.0
Maximum	51,500	8,890	6,150	18,000	8,230	24,000
Mean	4,921	6,697	2,848	12,958	3,584	15,090
Standard Deviation	2,380	650	356	1,464	683	1,636
% in Tolerance	72.9%	69.4%	69.0%	80.4%	67.4%	82.7%
% Bias	5.8%	5.7%	4.3%	-1.6%	2.2%	-0.4%
% Root Squared Difference	48.4%	9.7%	12.5%	11.3%	19.0%	10.8%
Cu Standards assayed at ALS
Standard	PGPL3600	PGPL5000	PGPL2100	PGPL10000	PGPL2700	PGPL30000
Expected Value:	4,651	-	2,731	13,169	3,509	15,153
Expected Value Range:	4,185 to 5,116	-	2,457 to 3,004	11,852 to 14,485	3,158 to 3,859	13,637 to 16,668
Count	70	-	63	57	58	10
Minimum	3,910.0	-	49.0	2.5	2,790.0	15,200.0
Maximum	5,200	-	3,070	14,300	3,950	16,100
Mean	4,798	-	2,716	13,313	3,543	15,590
Standard Deviation	251	-	380	1,815	222	295
% in Tolerance	94.3%	-	90.5%	98.3%	93.1%	100.0%
% Bias	3.2%	-	-0.5%	1.1%	1.0%	2.9%
% Root Squared Difference	5.2%	-	14.0%	13.6%	6.3%	1.9%
Cu Standards assayed at SGS
Standard	PGPL3600	PGPL5000	PGPL10000	PGPL10000	PGPL2700	PGPL30000
Expected Value:	4,651	6,337	13,169	13,169	3,509	15,153
Expected Value Range:	4,185 to 5,116	5,703 to 6,970	2,457 to 3,004	11,852 to 14,485	3,158 to 3,859	13,637 to 16,668
Count	140	351	165	165	197	29
Minimum	1,835.0	1,090	49.5	49.5	2,180.0	12,200.0
Maximum	5,690	8,790	21,000	21,000	5,020	22,000
Mean	4,778	6,819	13,419	13,419	3,654	15,560
Standard Deviation	391	696	2,350	2,350	309	2,147
% in Tolerance	82.9%	56%	74.6%	74.6%	77.2%	58.6%
% Bias	2.7%	7.6%	1.9%	1.9%	4.1%	2.7%
% Root Squared Difference	8.2%	10.2%	17.5%	17.5%	8.5%	13.8%

14-4	MQes

ALS Laboratories (2000 – 2001)

The Au standards sent to ALS Laboratories generally exhibit moderate accuracy with seven of the eight standards having between 80% and 91% of the assays within +/-10% of the certified expected value. The exception is standard PGPL30000 (n=10, EV=29.74g/t Au), where 100% of the returned values were within +/-10% of the certified standard value. A review of the control plots (e.g. PGPL 3600) indicates that some of the more extreme spikes may be due to mixing of standards prior to submission. The standards exhibit a slight negative bias ranging from -7.35% to -1.56% for five of the eight reviewed standards.

The Cu standards sent to ALS Laboratories exhibit good accuracy with all of the standards having greater than 90% of the returned assays within +/-10% of the certified expected values. Some of the more extreme spikes illustrated in the control plots may be due to the mixing of standards prior to submission. A slight positive bias of between 1% and 3.2% is indicated for four of the five reviewed standards.

SGS (2004 – 2006)

The Au standards sent to SGS Cobar generally exhibit good accuracy with all of the standards having over 90% of the assays within +/-10% of the certified expected values. A review of the control plots indicates the rare occurrence of mixing of standards prior to submission. The standards exhibit a slight negative bias ranging from -0.4% to -3.3% for all of the reviewed standards.

The Cu standards sent to SGS Laboratories exhibit moderate to poor accuracy with all of the standards having between 56% and 83% of the returned assays within +/-10% of the certified expected values. The graphical plots for standard sample PGPL5000 indicate machine calibration issues around November 2005. A slight positive bias of between 1.9% and 4.1% is indicated for all of the reviewed standards.

    14.1.2 Assay Precision

PGM measures the precision of the sample preparation and assaying process by the use of repeat and duplicate assays. Field duplicate samples (from quarter core samples) are not usually collected for diamond core, although field duplicate samples are sometimes collected for the RC samples.

Micon (2003) discussed the assay precision data for the projects, covering the period from 1997 to 2001. RSG Global has reviewed Micon’s analysis and generally concur with their comments. In general Micon’s comments on assay precision were:

  For Perseverance, Analabs gold pulp duplicate sample data has low mean percent difference (MPD) values that compare well with the Analabs repeat data.

  For Chesney, duplicate sample data indicate that acceptable precision has been achieved.

14-5	MQes

  For New Occidental, moderate levels of precision were achieved for repeat and duplicate assay data.

  For Peak, moderate to fair levels of precision were achieved with more recent assaying (after 1999) displaying better precision that previous campaigns.

  For Perseverance, the gold assay data was considered reasonable.

RSG Global has analysed the precision data from PGM on the basis of repeat and duplicate data collected since 2000. The Au data sets analysed by RSG Global for precision using data above 0.1g/t Au are summarised in Table 14-4. At the time of this report, no copper or base metal replicate or duplicate data was available for analysis.

Table 14-4: PGM Gold Replicate and Duplicate Sample Data since 2000

	Replicates		Duplicates
		Number of		Number of
Laboratory	Project	Samples	Project	Samples
	New Occidental	6	Peak	86
ALS	Peak	194
	Perseverance	25	Perseverance	5
	Regional	4
	Chesney-Central Area	218	Chesney-Central Area	18
	Great Cobar-Gladstone	15	Great Cobar-Gladstone	1
	New Cobar	312	New Cobar	31
Analabs	New Occidental	3531	New Occidental	318
	Peak	368	Peak	46
	Perseverance	2217	Perseverance	287
	Regional	32	Regional	11
	Stones Tank	11	Stones Tank	1
	Chesney-Central Area	77	Chesney-Central Area	11
	Great Cobar-Gladstone	30	Great Cobar-Gladstone	4
SGS	Mt Boppy Mine	54	Mt Boppy Mine	11
	New Cobar	1377	New Cobar	272
	New Occidental	618	New Occidental	84
	Peak	399	Peak	65
	Perseverance	1008	Perseverance	168

The precision for the drilling samples collected since 2000 has been assessed by RSG Global using a variety of methods, including analysis of covariate summary statistics, the use of Rank % HARD plots and summary statistics. The Rank % HARD plot ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD). This type of plot can be used to visualise the relative precision levels and to determine the percentage of assay pair populations occurring within a certain precision level.

An indication of good precision for pulp duplicate data is where 80% of the data falls within a 10% HARD limit. The data is limited to assays above 0.1g/t Au to limit the relative effect of very low grades. Summary statistics for the replicate and duplicate data are shown in Table 14-5.

14-6	MQes

Table 14-5: Summary Statistics for PGM Gold Replicates and Duplicates Results since 2000

	Number of	Original	Repeat	Pearson	Mean	Median	Mean	Median	% within
Laboratory	Samples	Au mean	Au mean	C.C.	HRD	HRD	HARD	HARD	10% HARD
Replicates
ALS	421	13.27	13.64	1	0.99	0.15	0	6.38	87
Analabs	8,034	9.44	9.56	1	1	-0.38	-0.32	4.07	92
SGS	3,555	11.02	10.72	0.95	1	-0.19	0	3.58	95
Duplicates
ALS	163	4.98	5.09	1	0.99	-0.9	0	5.71	88
Analabs	875	24	23.42	1	1	-0.31	0	4.12	91
SGS	606	14.44	13.35	0.97	1	-0.71	-0.45	4.03	93

The plot of assay replicates in Figure 14.1 covers the drilling campaigns from the project areas since 2000. The plots and summary statistics indicate that there is a good level of precision for gold analyses during this period with Analabs and SGS reporting 92% and 95% of the data above a 10% HARD limit. The correlation plot in Figure 14.4 indicates that there is an acceptable level of correlation between the two datasets with high Pearson correlation coefficients.

The Rank HARD plot of Au assay duplicates (Figure 14.3) indicates slightly lower levels of precision than for the replicates (as expected), with Analabs and SGS reporting 91% and 93% of the data above a 10% HARD limit. The associated correlation plot in Figure 14.4 for duplicate and original data displays acceptable correlation levels between the two datasets with high Pearson correlation coefficients.

The site database does not currently capture the replicate and duplicate data for the base metals elements, although this data is available electronically in original laboratory files for Cu. RSG Global recommends that the data import routine be modified to capture the base metal replicate and duplicate data so that analysis can be performed in the future.

14-7	MQes

Figure 14.1: Rank HARD Plot of Gold Assay Replicates since 2000

14-8	MQes

Figure 14.2: Correlation plot of Gold Assay Replicates since 2000

14-9	MQes

Figure 14.3: Rank HARD Plot for Gold Assay Duplicates since 2000

14-10	MQes

Figure 14.4: Correlation Plot for Assay Duplicates since 2000

14-11	MQes

    14.1.3 Umpire Assays

In early 2006, PGM used ALS in Orange as an umpire laboratory to check 166 pulps originally analysed for Au by SGS in Cobar. Summary statistics from this study are shown Table 14-6. The results from this study indicated that the original SGS Au assays had an overall positive bias with respect to the ALS Au analyses, with the mean of the original SGS Au assays 8.7% higher than the mean of the ALS check Au assays. The cause of the bias is uncertain. Figure 14.5 shows a correlation plot of the original SGS Au assay data and the ALS check assay data.

Table 14-6: Summary Statistics for 2006 Umpire Assaying

Original SGS AuPpm		ALS Check Auppm

Mean	4.95	Mean	4.52
Standard Error	0.18	Standard Error	0.18
Median	4.02	Median	4.21
Mode	6.48	Mode	2.63
Standard Deviation	2.35	Standard Deviation	2.35
Sample Variance	5.52	Sample Variance	5.50
Kurtosis	- 0.65	Kurtosis	- 0.24
Skewness	0.70	Skewness	0.78
Range	8.29	Range	10.72
Minimum	2.01	Minimum	0.53
Maximum	10.30	Maximum	11.25
Sum	822.24	Sum	751.12
Count	166	Count	166
Confidence Level(95.0%)	0.36	Confidence Level(95.0%)	0.36

Figure 14.5: Correlation Plot of Original Assay versus Check Assays

14-12	MQes

    14.1.4 Blank Reference Samples

PGM currently uses intervals of core identified to be barren as material for blank samples, these samples are not certified as being barren. Figure 14- shows standards control plots for Au and Cu of the assaying of the blank samples (DD_Blank) from Analabs since 2000. Figure 14- shows the results of blank samples from ALS. Figure 14- shows the results of blank samples from SGS (since 2005). Summary statistics for the blank reference samples are shown in Table 14-7.

The great majority of the Cu blank sample results (>98% of the data) for all of the laboratories fall below a 0.06% Cu threshold. Most of the gold blank sample results (91%) are below a 0.08g/t Au threshold. Review of several of the assay peaks for the blank samples reveals that only a few are associated with high grade previous samples from the same drillhole sample sequence. Many of the other anomalies for the blank sample data are associated with blank samples inserted at the start of the batch sampling stream as part of the site QAQC protocol. This suggests that there is some laboratory contamination occurring prior to the processing of the PGM samples. In addition, the source diamond core used for blank samples is not certified and may be partially mineralised above detection limits for the assay processes used.

Table 14-7: Summary Statistics for Blank Standards Results since 2000

Gold Data (g/t)
Item	Analabs	ALS	SGS
Expected Value:	0.05	0.05	0.05
Expected Value Range:	0.00 to 0.06	0.00 to 0.06	0.00 to 0.06
Count	903	147	521
Minimum	0	0	0.01
Maximum	1.53	1.33	2.32
Mean	0.03	0.03	0.03
Std Deviation	0.07	0.13	0.11
% in Tolerance	90.70%	92.52%	91.75%
% Bias	-47.72%	-38.88%	-45.41%
% RSD	265.15%	409.97%	416.11%
Cu Data (%)
Item	Analabs	ALS	SGS
Expected Value:	0.05	0.05	0.05
Expected Value Range:	0.00 to 0.06	0.00 to 0.06	0.00 to 0.06
Count	903	150	517
Minimum	0	0	0
Maximum	0.23	1.77	0.69
Mean	0.01	0.02	0.01
Std Deviation	0.02	14.00%	0.03
% in Tolerance	98.67%	98.67%	98.45%
% Bias	-83.59%	-69.27%	-77.51%
% RSD	203.01%	937.06%	309.54%

14-13	MQes

Figure 14-6: Analabs Blank Standards Results since 2000

14-14	MQes

Figure 14-7: ALS Blank Standards Results since 2000

14-15	MQes

Figure 14-8: SGS Blank Standards Results since 2005

14-16	MQes

14.2 Summary of QAQC Data

In summary, based on the available standards assay quality control data, RSG Global concludes that the results for the gold standards sent to ALS, Analabs and SGS are within industry acceptable limits of accuracy. The results for the copper standards are within industry acceptable levels of accuracy; however the results for SGS Cobar exhibit lower levels of accuracy than those for ALS and Analabs.

The blank standards results for copper do not display evidence for significant contamination. The blank standards results for gold display potential evidence for sample contamination, but some of the elevated gold grades may also be due to mineralisation within the source material. Overall the results from the gold blanks are considered acceptable.

Assay precision, as determined by replicate and duplicate gold assays, is considered to be within industry acceptable limits. No copper precision data was analysed as this information is not currently captured during the loading of assay data into the database.

RSG global makes the following recommendations for future QAQC studies:

  Copper precision data should be analysed, along with the slight positive bias in standard sample results for Cu assays identified in all three laboratories utilised by PGM.

  The potential slight negative bias identified in standard sample results for the Au analyses should be further investigated.

14.3 Project Database

PGM use a customised database management system to capture all details regarding the drilling and sampling of drill holes on site. This system automatically generates sample numbers for drill hole sampling, and controls the insertion points for standards and blanks. All samples in the database are tracked by a unique sample number. Since 1995 all assays have been electronically loaded into the database. The Drillview database contains a comprehensive record of the drill hole surveying, QAQC data, sampling schemes and laboratories for every sample in the database.

Write access to the Drillview database is password protected (currently limited to access by the Chief Geologist and Senior Geologists). Validation reports are generated regularly, checking areas such as drill hole overlaps, hole name validation and end of hole depth mismatches. After loading of the drill hole data, site geologists visually check its spatial position using Vulcan mining software.

As part of the site drill hole database review, RSG Global has manually checked 500 of the top ranked copper and gold assays in the database against the electronic certificates suppled by the laboratories. This check identified five samples that had been incorrectly recorded as 49.5ppm Au and Cu. These samples had previously been identified by site personnel as being spurious and were excluded from the 2006 resource update.

14-17	MQes

Drillhole collars for the project areas were visually checked against both digital topography (an ortho-photo generated digital terrain model surface) and surveyed workings. No apparent errors were identified.

The following general activities were undertaken during database validation by RSG Global:

  Cross check total hole depth and final sample depth data.

  Check for overlapping and missing sampling intervals.

  Check drill hole survey data for unusual or abnormal down-hole deviations.

RSG Global also checked two drill holes from each of the deposits against the logged intervals and assay values in the database. No irregularities were observed.

Based upon site investigations and the described checks performed, RSG Global considers the PGM site database to be robust and suitable for use in resource estimation studies.

14.4 Bulk Density Determination

Bulk density measurements have been routinely completed since 1989. A total of 74,873 density readings have been recorded in the site database since 2000. The current site practice which includes regular check measurements using standard samples and direct recording of the standard results into a computerised system is considered by RSG Global to be of industry standard.

14.5 Drill Hole Recovery

As discussed previously, the bulk of all mineralised samples exhibit excellent recovery, with over 98% of the mineralised gold intervals (>1g/t Au) with recorded recoveries of 100%.

14.6 Survey Control

Survey control for the area has been well established. A detailed topographic surface has been generated for the project areas based on a digital ortho-photo survey and is considered adequate for the current investigations. Site surveyors accurately locate all underground drill holes and near-mine surface drilling. All surface mine and underground mine development have been picked up by site surveyors. Current detailed survey methods and results are considered to be of industry standard.

14-18	MQes

SECTION 15
ADJACENT PROPERTIES

15.0 ADJACENT PROPERTIES

PGM controls a large block of ground in and surrounding the Cobar Gold Field comprised of exploration licenses and mining leases. The land position extends over an approximately 50-km strike length of prospective structures and lithologies. Figure 15.1 shows the numerous active and abandoned mines, prospects, and exploration licenses. No adjacent properties have a material effect on the value of the properties held directly by PGM.

PGM has farm-in agreements on two exploration licenses (EL 5982 and 6127) that are described in Section 4.2 of this report.

PGM has entered into a purchase agreement for the open pittable resource in the Mt Boppy mine. The terms of the agreement are summarized in Section 4.3.2 of this report.

15-1	MQes

Figure 15.1: Cobar RegionalExploration Licences and Applications

Exploration Licence Applications
AURIONGOLD EXPLORATION PTY LIMITED
AUSTRALIAN VERMICULITE INDUSTRIES PTY LIMITED
COMPASS RESOURCES N.L.
DIAMOND VENTURES NL
GOLDEN CROSS OPERATIONS PTY. LTD.
ISOKIND PTY LIMITED
JERVOIS MINING LIMITED
LOVE
PASMINCO AUSTRALIA LIMITED
RIMFIRE PACIFIC MINING NL
TRIAKO RESOURCES LIMITED
Current Tenement Holding
Cobar Region
ALLEGIANCE MINING OPERATIONS PTY LTD
AUSTRALIAN GEOSCIENTISTS PTY LTD
BLACK RANGE METALS (SYERSTON) PTY LTD
DOMINION GOLD OPERATIONS PTY LIMITED
GOLDEN CROSS OPERATIONS PTY. LTD.
GOLDEN REEF ENTERPRISES PTY LTD
ISOKIND PTY LIMITED
JERVOIS MINING LIMITED
LFB RESOURCES NL
MOUNT ISA MINES LIMITED
NEWCREST OPERATIONS LIMITED
PASMINCO AUSTRALIA LIMITED
PEAK GOLD MINES PTY LIMITED
RIMFIRE PACIFIC MINING NL
STRAITS EXPLORATION (AUSTRALIA) PTY LTD
TRI ORIGIN AUSTRALIA NL
TRIAKO RESOURCES LIMITED
TRITTON RESOURCES LIMITED
ZINTOBA PTY LTD.
PEAK
100km radius
Nswtowns
Cobar_district
Cobar_district_exploration_pro
Nsw_mar
Nsw_hwys
Nsw_mr
Cobar_district_titles(1)
Cobar_district_titles
Cobar_district_apps(1)
Cobar_district_apps
_100kradius
LOUTH
GIRILAMBONE
BYROCK
COOLABAH
Parkers Lookout
Christmas Gift
Mulga King
Kennedy Mine
Lone Hand Mine
Golconda Mine
Mulga Prospect
ELURA MINE
Clarke Prospect
COBAR
THE PEAK GOLD MINE
Tara Prospect
Mount Drummond Mine
QUAMBONE
HERMIDALE
NYNGAN
NEVERTIRE
TRANGIE
TOTTENHAM
ALBERT
TULLAMORE
BRUIE PLAINS
Swansons Tribute
Recovery Copper Mine
Yellow Mountain

15-2	MQes

SECTION 16
MINERAL PROCESSING AND METALLURGICAL TESTING

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The PGM life of mine production plan considers treating seven different feed materials between 2007 and 2013. The materials are identified as New Occidental, Perseverance, Mount Boppy, New Cobar (POX), New Cobar, Chesney and Peak. Feed through the plant will include batch treating as well as blending. The predominant feed materials are New Occidental, Perseverance, New Cobar and Peak. These tend to become exhausted around 2012 and are replaced with materialsfrom Chesney. Mount Boppy is scheduled to commence treatment in 2008. It will be exhausted in 2011. New Cobar (POX) material treated during 2007 and 2008 is from an existing stockpile. This will be depleted by the end of 2008. Further POX material will be mined and treated in 2011 through 2012.

As part of the economic analysis of the Peak operation by MQes, an alternative production plan was established which considered only mining and treating that material classified as reserves. This alternative production plan is summarized in Table 19-7. Some material from Mount Boppy is not included in it and the schedule for treating other material is altered. The life of the operation is also reduced. The metallurgical responses of material in this plan are largely based on historical data from the Peak operation.

16.1 Mineralogy

Following is a summary of mineralogical characterization studies performed on selected samples of different ores treated at Peak Gold Mine. The results are based on the specific samples analyzed and may not represent the entire deposits. Certain mineral assemblages may not have been identified or analyzed. Reports from which the information is sourced are identified in Section 22.

No mineralogical information could be found on Chesney, POX or Mount Boppy materials.

    16.1.1 New Cobar

Gold occurs as both native gold and electrum (Ag, Au). Gold is predominantly fine grained (10-100ﾊm). Bismuth, selenium and arsenic are impurity elements. Bismuth minerals include native bismuth (Bi), bismuthinite (Bi2S3) and paraguanajuatite (Bi2(Se,S)3). Bismuth sulfide and selenide minerals are likely to have similar flotation properties to chalcopyrite. Chalcopyrite was found to be the only copper mineral present.

16-1	MQes

    16.1.2 New Occidental

The New Occidental ore is reported as being predominantly characterized by fine grained gold mineralization associated with bismuth minerals and stilpnomelane in a strongly quartz veined and silicified quartz breccia host. Gold recoveries:

  Do not appear to be affected by bismuth content.

  Appear to be adversely affected by the presence of stilpnomelane (Fe,Mg)8(Si,Al)12(O,OH)12.

  Appear to be retarded when mineralization is strongly quartz veined, suggesting that some gold is entrapped in inert silica.

  Do not appear to be influenced by iron sulfide content.

A small part of the ore body appears to contain appreciable chalcopyrite mineralization (0.2–0.8% Cu) and the gold associated with this mineralization appears to demonstrate higher gold recoveries along with higher sodium cyanide consumptions. A small portion of the ore body is interpreted to contain erratically distributed coarse grained gold that is slow leaching.

    16.1.3 Perseverance

Samples of mineralized material from Perseverance indicate that the nature of the gold mineralization varies and a variety of discrete precious metal phases can be present. Metallic gold and/or silver rich varieties of electrum usually represent the dominant Au bearing phase which may be accompanied by trace amounts of one or more maldonite, aurostibite and rare precious metal tellurides. Pyrrhotite represents the dominant sulfide mineral. It is often associated with subordinate amounts of chalcopyrite and can host electrum particles containing 10-30% by weight of Ag in solution.

The gold mineralization can be classified into four major types; defined by the composition of the metallic gold and electrum as well as the nature of the associated ore minerals. The gold and electrum particles in the ores are commonly fine grained and contain a significant proportion of small particles (<25ﾊm) that are often intimately intergrown with sulfides, notably pyrrhotite and chalcopyrite. Subordinate, but variable amounts of smaller electrum particles (typically <10ﾊm) are also present as refractory inclusions in these sulfides.

16.2 Metallurgical Testwork

The PGM life of mine production plan considers the treatment of New Occidental, New Cobar, POX, Peak, Perseverance, Mount Boppy and Chesney ores. New Occidental, New Cobar, POX, Peak, Perseverance ores are currently being treated and there is a history of plant operating data. Mount Boppy ore is scheduled to begin processing in 2008 while processing of Chesney ore is planned to commence in 2012. Following is a summary of relevant metallurgical testwork on different ores. Ores such as New Occidental and New Cobar have been treated for some time and there is a history of plant operating data. Other ores have had testwork performed to establish processing parameters and determine variability in metallurgical responses. Metallurgical optimization and evaluation testwork continues for the project. Metallurgical criteria for budgeting purposes are mostly based on historical data rather than a combination of historical data and metallurgical testwork on ore samples representative of the treatment plan.

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    16.2.1 POX

POX ore is presently treated by flotation to produce a copper concentrate. The flotation tails is not treated through the CIL circuit due the high levels of cyanide soluble copper. Testwork has been performed to investigate reducing the cyanide soluble copper in the flotation tails to acceptable levels for processing through the CIL plant while producing a minimum 20% copper concentrate. Results indicate a sulfide rougher concentrate can produce a 20% grade copper concentrate with a recovery of around 30% copper. Gold recovery into this concentrate is in the range of 55% to 60%. A rougher plus scavenger flotation concentrates produced copper recoveries around 77% and gold recoveries around 71%. The copper concentrate grade, however, was very low. It may be possible to blend such a product into concentrates produced from other ore types. A cyanide leach on flotation tails indicated that around 59% of the remaining gold could be recovered but at high cyanide consumption. Preliminary ammonia leach tests on the same flotation tails indicated gold recovery improved to around 78%.

    16.2.2 Mount Boppy

Testwork performed on Mount Boppy ore includes laboratory bench scale flotation tests and bottle roll tests. A plant trial with some 14,700 tonnes of the ore was performed in August 2005. The deposit contains predominantly three ore types; sulfide, oxide and fill.

The plant trial treated ore with head grade of 9.63g/t Au (average for the resource is estimated at 3.4g/t Au). Total gold recovery was 74.6% (gravity circuit recovery was 13.2% of mill feed). Tails grade was 2.13g/t Au. Observations from the plant trial included:

  Mill grind size control (eg. variable speed drive on the ball mill) requires consideration.

  Thickener feed dilution and water recovery systems will need to be upgraded.

  Elution and electrowinning capacity will need increasing.

  Carbon regeneration capacity will need reviewing.

  Some refractory gold is contained in the deposit.

  The ore has a deleterious effect on process water quality. Plant personnel estimated that the effected water reduced gold and copper recoveries by up to 5 and 20% respectively for the three days following treatment of Mount Boppy ore.

Using the plant trial data and laboratory testwork results, plant personnel have developed estimated metallurgical recoveries for Mount Boppy ores as shown in Table 16-1.

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Table 16-1: Estimated Gold Recoveries for Mount Boppy Ore Types

	Head Grade	Estimated Au Recovery %
Ore Type	g/t Au	Low Grade*	High Grade**
Oxide	4.68	77.7	82.8
Sulfide	4.54	75.3	87.8
Fill	2.90	67.3	67.3
Total Au Recovery		74.7	83.0

* = oxide and sulfide at around 1 to 2g/t Au head grade
** = oxide and sulfide at around 8g/t Au head grade

    16.2.3 Perseverance

Metallurgical testwork on two composites (Type 1 a low copper sample and Type 2 a high copper sample) from the Perseverance deposit indicated the following:

  Total gold recovery for the Type 1 sample was 94% and for the Type 2 sample was 97%.

  Type 1 material has a Bond Work Index of around 17.7kWh/t.

  Type 2 material has a Bond Work Index of around 17.3kWh/t.

  Gravity circuit gold recoveries were 48.3% and 49.2% for Type 1 and 2 respectively.

  Copper and gold recoveries from flotation were 63% and 32.3% respectively for Type 1. For Type 2 the copper and gold recoveries were 70.4% and 68.2% respectively. Higher copper recoveries were achievable with longer residence times.

  Cyanide leaching for 48 hours produced gold recoveries of 79.9% for Type 1 and 80.9% for Type 2. Extending the leach time to 60 hours increased gold recovery to 82.7% and 81.8% for Type 1 and Type 2 respectively.

  Leaching for 48 hours resulted in cyanide consumptions of 2.05kg/t material for Type 1 and 3.2kg/t material for Type 2.

    16.2.4 Chesney

Chesney ore consists of oxide, transitional and sulfide rock types. Metallurgical testwork on samples of these ore types indicate the following:

  Oxide is mostly suitable as leach feed.

  Transitional samples show very poor flotation copper recovery. Separate metallurgical treatment is required to recover oxidized copper. Gravity gold recovery is acceptable.

  The treatment route for the sulfide rock type varies. Some of it is suitable as plant feed. Other portions will need to be blended for effective treatment.

16.3 Performance and Recovery Predictions

Historical metallurgical operating data is presented in Table 16-2. Annual data for 2004 through 2006 are shown. Data for January 2007 is also shown.

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Table 16-2: Historical Metallurgical Operating Data

Description	Unit	Annual			January
		2004	2005	2006	2007
Grinding
Tonnes Milled	t	663,441	657,923	702,777	63,521
Grind Size	p80	72.33	80.85	85.49	73.60
Gold Grade	g/t	7.40	6.97	6.08	7.60
Copper Grade	%	0.58	0.50	0.58	0.51
Silver Grade	g/t	6.76	5.69	2.15	2.57
Utilisation	%	95.48%	95.16%	94.26%	96.98%
Throughput rate	tph	79.1	80.7	85.1	88.0
Gravity
Au recovered	kg	911	1189.70	1155.43	138.03
Au recovered	oz	29,274	38,250	37,148	4,438
Recovery	% of feed	18.5	25.9	27.0	28.6
Flotation
Cu Conc	t	16,703	12,900	13,651	1,152
Conc Grade	% Cu	18.19	19.74	21.90	20.95
Metal Content	t	3037.90	2546.24	2989.81	241.46
Conc Grade	g/t Au	79.73	84.56	88.52	101.21
Metal Content	kg	1,331.77	1,090.80	1,208.41	116.64
Silver Grade	g/t	126.41	122.74	110.67	141.65
Metal Content Ag	kg	2,111.44	1,583.33	1,510.85	163.25
Conc Grade	ppm Bi	5,614.76	3,899.75	3,096.43	4,864.86
Metal Content Bi	kg	93,784.67	50,305.32	42,270.46	5,606.53
Tail Grade	% Cu	0.13	0.12	0.16	0.13
	g/t Au	4.13	3.57	2.77	3.66
Recovery	% Cu	78.69	76.96	73.32	74.61
	% Au	27.11	23.79	28.27	24.16
Recovered Au	kg	1,331.77	1,090.80	1,208.41	116.64
	oz	42,817.43	35,070.04	38,851.23	3,749.97
CIL
Recovered Au	oz	70,609.95	60,092.59	46,586.74	5,500.65
Recovery	% Au	44.71	40.76	33.90	35.44
Final Tail
Final Tail Grade	g/t Au	0.73	0.68	0.67	0.91
Final Tail Grade	% Cu	0.13	0.12	0.16	0.13
Elution
No of Strips		519.00	561.00	476.00
Barren Carbon	ppm Au	127.83	185.69	99.08
	ppm Ag	79.76	109.93	152.67
Loaded Carbon	ppm Au	2,152.63	2,676.07	2,376.73
	ppm Ag	779.61	958.43	1,275.50
Au Strip Efficiency	%	94.08	93.35	95.39

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Between 2004 and 2006 plant throughput has increased from around 80tph to 85tph. Plant utilization has remained consistent at around 95%. Overall gold recovery has been between around 90% and copper recovery has been between 73.32% Cu and 78.69% Cu.

Gold recovery in the gravity circuit has increased from an average of 18.5% in 2004 to 27% in 2006. A recovery of 28.6% is reported for January 2007. In 2006, Wilfley tables in the gravity circuit were replaced with an intensive leach reactor and this could explain the slight improvements. Between 2004 and 2006 copper concentrate grades have ranged from around 18% Cu to 22% Cu. A grade of 20.95% is reported for January 2007. Copper feed grades have been consistently between 0.5% Cu and 0.58% Cu. Copper flotation recoveries have decreased slightly since 2004 but are in line with increases in concentrate grades achieved during the same time frame. Gold recoveries in the flotation concentrate are consistently in the mid to high 20% values. High bismuth concentrations are consistently reported in copper concentrates. Bismuth is a penalty element and concentrations in excess of 500ppm incur penalties in concentrate treatment charges. Peak has a policy of blending concentrates in an attempt to control bismuth levels in concentrates for marketing.

Gold recovery in the CIL circuit has decreased from around 45% Au in 2004 to 34% Au in 2006. During the same time frame gold content in the plant feed has decreased from around 7.4g/t Au to 6.08g/t Au. The reported recoveries are in line with the decrease in head grade. The gold head grade for January 2007 was reported as 7.6g/t Au and the recovery was 35.4% Au.

Elution circuit efficiencies have been between 93.35% and 95.39% between 2004 and 2006.

The budgeted metallurgy, including recoveries, for 2007 through 2012 is shown in Table 16-3.

Processing plant throughput for 2007 is planned to be 730,000 tonnes. This increases to 750,000 tonnes in 2008 and is maintained for the life of mine plan through to 2014. The process plant throughput increased around 7% in 2006 from 2005 levels. The 2007 planned throughput requires an additional 4% increase and for 2008 and beyond an additional 3% above the 2007 levels is required. These represent a 7% increase over that achieved in 2006. Modifications to plant pumping and piping is planned in order to achieve these levels.

The life of mine plan considers treating New Occidental, Perseverance, Mount Boppy, New Cobar (POX), New Cobar (Underground), Chesney and Peak ores. New Occidental, Perseverance, New Cobar (POX), New Cobar (Underground) and Peak ores have a history of being treated through the processing plant. In August 2005 material from Mount Boppy was toll treated through the process plant. Chesney ore is not scheduled for treatment until 2012. To date these ores have not been treated through the processing plant and consequently there is no operating data for them.

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Budgeted metallurgical recoveries are determined from a combination of operating history and, where necessary, metallurgical testwork. Recoveries for New Occidental, Perseverance, New Cobar (POX), New Cobar (Underground) and Peak ores are predominantly based on historical operating data. Peak has a system which considers the metallurgy of the individual ores and then produces a predicted recovery based on the feed mixes. This approach can be acceptable provided there is sufficient operating history and there are no unidentified mineral assemblages. Risk of adverse metallurgical responses can be reduced by performing standard metallurgical tests on composite samples representative of the production plan.

Given the small amount of operating history with Mount Boppy ore and the lack of any operating history with Chesney ores, budgeted metallurgical responses need to be reinforced by metallurgical testwork. MQes considers supporting metallurgical testwork is required to confirm predicted metallurgical recoveries for these ores. The predicted metallurgical recoveries for New Occidental, Perseverance, New Cobar (POX), New Cobar (Underground) and Peak ores are consistent with those from historical operating data.

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Table 16-3: Budgeted Metallurgical Operating Data

Description	units	2007	2008	2009	2010	2011	2012	2013
Mill Feed
Peak	t	75,816	158,856	25,535	64,578	110,565	14,551	0
Perseverance	t	210,852	186,683	268,362	332,099	239,233	318,952	116,070
New Occidental	t	211,444	173,516	179,041	84,913	1,209	0	0
New Cobar	t	142,890	118,290	128,249	119,494	124,236	39,416	0
Chesney	t	0	0	0	0	0	162,533	64,071
Mount Boppy	t	0	110,000	149,897	150,000	33,257	0	0
Stockpiles	t	88,632	5,262	0	0	102,148	53,957	0
Total Ore Milled	t	729,635	752,607	751,084	751,084	610,647	589,409	180,141

Feed Grade
Gold	g/t	5.84	5.81	6.68	6.11	6.73	7.51	8.50
Copper	%	0.68	0.59	0.39	0.51	0.56	0.95	1.02

Recovery
Gold	(%)	87.40	88.25	88.96	88.74	88.66	91.10	93.00
Copper	(%)	74.70	83.69	74.18	76.76	64.53	75.82	78.88

Gold Bullion Produced	oz	77,758	86,389	100,582	91,402	73,159	81,884	29,583
Gold in Concentrate Produced	oz	42,056	37,730	42,860	39,622	44,020	47,780	16,219

Copper Concentrate Produced	t	17,734	17,745	10,292	13,889	10,658	35,257	12,773
Copper Metal in Concentrate	t	3,678	3,720	2,158	2,914	2,198	4,249	1,447

Variances may accour due to rounding errors.

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16.4 Process Flowsheet

A schematic diagram of the Peak Gold Mine processing route is shown in Figure 16.1.

Figure 16.1: Schematic of Peak Gold Mine Processing Route

Processing ore through the Peak Gold Mine processing plant involves grinding, cycloning, gravity separation, flotation, concentrate filtration, CIL leaching, elution, carbon regeneration, electrowinning and smelting. Feed to the plant is crushed underground; suitable for SAG mill feed.

Ore from the Perseverance and New Occidental deposits is crushed underground and hoisted to the surface via the Peak mine shaft. It is discharged onto a surface stockpile from where it is reclaimed via feeders under the stockpile and fed to the SAG mill.

Ore from the New Cobar mine is trucked to a ROM pad stockpile. It is reclaimed by a front end loader and fed via a hopper onto the SAG mill feed conveyor.

Feed rate to the SAG mill is around 88tph. SAG mill discharge feeds onto a double deck vibrating screen with a 16mm top deck screen aperture size and 2mm bottom deck aperture size. Plus 16mm material reports to a scats pile. Minus 2mm material is pumped to Knelson concentrators where a gold concentrate containing free coarse gold is recovered and sent to an intensive leach reactor. The gold rich eluate is then pumped to a dedicated electrowinning cell in the gold room.

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Tails from the Knelson concentrator is combined with the -16mm +2mm material from the vibrating screen and pumped to a bank of hydrocyclones. Cyclone underflow reports to a ball mill for further grinding. Ball mill discharge combines with SAG mill discharge. Cyclone overflow with a P80 75ﾊm reports to the flotation circuit consisting of five column cells. Flotation concentrate is thickened, filtered and discharged onto concentrate storage pads. From there it is loaded into trucks and transported off site.

Flotation tails reports to a thickener and is then fed to the carbon in leach circuit. In the leach circuit gold is dissolved and loaded onto carbon. The gold loaded carbon is sent to the elution circuit where it is recovered into a gold rich eluate and pumped to the gold room for electrowinning in a dedicated electrowinning cell. The stripped carbon is regenerated and returned to the leach circuit. The leach circuit tails is sent to a thickener and pumped to the tailings dam.

16.5 Plant Design

The original process plant was designed to treat 450,000 tonnes per year (56.3tph) and produce separate copper, lead and zinc concentrates. Gravity gold was originally recovered by a combination of Knelson concentrators and Wilfley tables. Leachable gold was treated in a CIP circuit.

In 2001 the plant flowsheet was changed to treat new ores. The upgrade was referred to as the "New Occidental Project". Plant capacity was increased to 600,000 tonnes per year (73tph). As part of this upgrade the grinding circuit was modified to include a ball mill and additional cyclones. No additional flotation capacity was added, however, the duties of the flotation columns were changed to produce a single copper concentrate. Two additional leach tanks were installed for gold leaching.

In 2006 the Wilfley tables were removed from the gravity circuit and an Intensive Leach Reactor was added.

The current plant capacity is 730,000 tonnes per year (88tph). In 2008 it is planned to increase this to 750,000 tonnes per year (90tph). Modifications to the flotation piping system are planned in order to achieve this.

16.6 Smelting

Copper concentrate is not treated at the Peak Gold Mine site. It is sold and smelting/refining is the responsibility of the purchaser.

Pregnant solutions from the CIL elution and gravity circuits are electrowon in separate electrowining cells. The gold is recovered onto steel wool cathodes. The cathodes are cleaned weekly to remove the gold bearing sludge. The sludge is then filtered and dried. For accounting purposes the dry sludges from the gravity and CIL circuits are smelted individually. Doré bars from the gravity circuit are labeled "PG" while bars from the CIL circuit are labeled "PE".

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16.7 Concentrate Specifications

Concentrate is blended by Peak Gold Mine to meet contract specifications. Bismuth is particularly monitored for blending purposes. Concentrate specifications along with a sample of indicative concentrate assays are shown in Table 16-4.

Table 16-4: Concentrate Specifications and Assays

			Concentrate Assay
Element	Unit	Contract	Dec 2004	Dec 2005	Dec 2006
Ag	ppm	135.5	147.5	115.9	108.5
Al2O3%		1.52
As	ppm	34.5
Au	ppm	71.02	119.21	94.73	81.09
Ba	ppm	18.5
Bi	ppm	3,650	6,036	4,406	3,195
CaO	%	0.095
Cd	ppm	26
Cl	%	0.02
Co	ppm	106
Cr	ppm	<5
Cu	%	16	17.1	20.3	21.1
F	ppm	280
Fe2O3%		53.9
MgO	%	0.36
MnO	%	0.04
Mo	ppm	47.5
Na2O	%	0.06
Ni	ppm	31.5
P2O5%		0.04
Pb	%	2.715	3.04	1.56	0.96
S	%	30.9
Sb	ppm	28.5
SiO2%		7.93
Sr	ppm	<10
TiO2%		0.04
V	ppm	<10
Zn	ppm	8750	27,400	15,300	16,900
Zr	ppm	13.5

Complete minor element assays are not available for the shipped concentrates and as such a complete comparison can not be made. Based on the limited assays above, the minimum gold, copper and silver contents are being exceeded in the produced concentrates. Zinc content is higher than permitted. The combination of lead and zinc contents will incur penalties if their combined assays are in excess of 2.5%. Bismuth levels in the concentrates are high. It incurs penalties for levels in excess of 500ppm.

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16.8 Ramp-up Schedule

The Peak processing plant has been in operation for around 15 years. Minor increases in throughput are planned for in 2007 and 2008. These are planned to be achieved by modifying plant pumping and piping. These modifications need identifying, process calculations performed, and plant changes scheduled.

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SECTION 17
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

PGM currently has six deposits that have published Mineral Resources and/or Mineral Reserves within the Cobar gold field. The deposits are as follows:

  Mount Boppy

  New Cobar

  Chesney Oxide and Sulphide (2 separate resource estimates)

  New Occidental

  Peak

  Perseverance

All of the PGM resources have been estimated using similar 3D methods utilising either Ordinary Kriging (OK) or Multiple Indicator Kriging (MIK) estimation methodologies. For the MIK estimates, the E-type mean or whole block grade was used to report the gold grades. The resources have been estimated either by site personnel or through the use of consultants Hellman & Schofield Pty Ltd (H&S). PGM also use H&S to audit their resource estimations.

The estimation and classification of the resources by PGM are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The resource classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of December 2005 (the Instrument) and the classifications adopted by CIM Council in December 11, 2005. The reporting of reserves differs in the use of the term "Proved" in JORC Code rather than "Proven" in the CIM Definition Standards. The reporting of resource classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical, the notable difference being the requirement to report Inferred Mineral Resources separate from the totalled Measured and Indicated Mineral Resources under NI 43-101.

The PGM resource estimates for the Mount Boppy, New Cobar, Chesney Oxide, Chesney Sulphide, New Occidental, Peak and Perseverance deposits are managed by Mr. Rex, Berthelsen who is a member of the Australian Institute of Mining and Metallurgy, and has more than five years experience in the estimation of resources in gold and copper deposits. Mr. Berthelsen is both a "Competent Person" and a "Qualified Person" with respect to the JORC Code and CIM Standards respectively for the Mineral Resource estimates.

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17.1 Database Validation

RSG Global has performed several checks of the site database (see Section 14.0) including checks of the top 100 assays against laboratory certificates from each of the main deposits, analysis of the post 2000 QAQC data, visual inspection of drillhole collars against topography, manual inspection of drilling logs and associated core and visual inspection of the down-hole drillhole traces. RSG Global is satisfied that the database used for resource estimates is robust and suitable for use in resource estimation studies.

No database or pre 2006 QAQC data was available for review for the Mount Boppy Resource.

All of the deposits except Mt Boppy were estimated in the local Peak Mine Grid. Peak Mine Grid is a metric grid defined to be exactly 15° 30’ 40.00" west of AMG (AGD66) grid north. A common point, PK PM1, is located in the Peak Mine core yard. The datum is located 80 metres northwest of the Peak Mine head frame at 10,256.87 PMG RL/256.451 AHD RL. Peak Mine Grid has a mean combined scale factor of exactly 0.999701 over the Cobar area. PMG to AMG and AMG to PMG transformations are described in Table 17-1.

Table 17-1: PMG to AMG (AGD66) Translation

	Common Point
Base Peg	PMG E	PMG N	AMG E	AMG N
PK PM1	25,649.975	10,280.005	393,455.76	6,506,912.354

		Transformation
Transformation	Rotation	Scale Factor	Origin of Grid Transformed System
			AMG E	AMG N
PMG to AMG	-15[o] 31’ 40.00031	0.999700997	371,500.570	6,490,145.936

17.2 Geological Interpretation and Modelling

    17.2.1 Mount Boppy

H&S (Van de Heyden , 2006) generated the Mount Boppy resource estimate on the basis of interpreted mineralisation envelopes using a nominal 0.15g/t Au threshold. PGM supplied 3D models for the underground workings which where used to deplete the model using a proportional volume field. It is suspected that many of the underground stopes have been filled in with tailings from historic mining. A digital terrain mode (DTM) was used to deplete the area of the open pit for which mining ceased in 2005 from the model.

    17.2.2 New Cobar

PGM modelled one main zone for the New Cobar grade estimate, the Main Zone. The Main Zone was modelled based upon a combination of geology and grade, the latter is nominally 0.1g/t Au. Underground workings and voids were modelled and coded into the block model for depletion of the resource.

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    17.2.3 Chesney Oxide

The Chesney Oxide mineralisation was modelled by H&S in 2003 (Van de Heyden, 2003). The estimate covers the upper portion of the historical Chesney underground mine, above the 10,120mRL (~150m below surface). The deposit was modelled with 2 lenses, a thicker main lens and a thin eastern lens, both of which are sub-vertical.

PGM supplied H&S with a preliminary interpretation for the gold mineralisation based on a nominal 0.5g/t Au threshold, while the copper mineralisation was based on a nominal 0.4% Cu threshold. H&S expanded the gold mineralised zone interpretation to a nominal 0.1g/t Au boundary based on statistical analysis. The H&S interpretation of the copper mineralisation was based on 0.1% Cu but was broadly similar to the preliminary interpretation by PGM.

The mineralised zone was further divided into 2 sub-domains. These were the eastern limb which includes the upper eastern limb and lower stem of mineralisation (Domain 1) and the upper western limb (Domain 2). PGM supplied a base of oxidation DTM that was based upon drillhole interpretation. Underground workings and voids were modelled and coded into the block model for depletion of the resource.

    17.2.4 Chesney Sulphide

PGM modelled three mineralised domains. These were the Chesney Main Zone Copper (CHM), the Chesney Main Lode Gold (CHA) and the Eastern Gold Lode (CHE).

The CHM domain was defined using a nominal 0.1% copper threshold and modified only when continuity between holes and sections was improved.

The CHA domain was modelled based on a combination of a 0.1g/t Au threshold and/or a 25-50 ppm Bi threshold. This provided reasonable continuity between holes and sections and prevented the smearing of higher grades into non gold mineralised areas.

The CHE domain was modelled on a similar basis to the CHA domain. The gold mineralising event is understood to be synchronous in each of the structures. Both structures display similar geochemical signatures.

The base of complete oxidation and top of fresh rock were modelled. Only the non oxidized (NOX) mineralised domain was modelled for the underground resource.

Underground workings and voids were modelled and coded into the resource for depletion of the resource.

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    17.2.5 New Occidental

Four domains were defined for the purpose of resource estimation. These were the New Occidental Main Zone (OXM), Barren Zone (BAR), Gossan Lode (GOS) and Albion Lode (ALB).

OXM was defined in drill core by the presence of crypto-crystalline silica and Fe-rich chlorite alteration.

BAR was defined by weakly altered, unmineralised country rock within the OXM domain.

GOS was defined geologically by its position on the late bucky type 4 breccia and its proximity with base metal sulphide. It was also defined by gold grade using an approximate lower 0.1g/t Au threshold.

ALB occurs as quartz vein hosted gold mineralisation and is located just east of OXM within the Chesney sandstone. Due to limited drilling it is defined by a grade contour of approximately 0.1g/t Au. The lens occurs adjacent to the historical workings, extending from 150 metres to approximately 300 metres vertical depth.

The three dimensional shapes for each domain were based on section and plan interpretation.

Underground workings and voids were modelled and coded into the block model for depletion of the resource.

    17.2.6 Peak

Six main geological domains were modelled for the purpose of resource estimation based on a combination of geology and grade (Table 17-2). Due to the arcuate geometry of the Copper/Western Lead Zinc (CWLZ) Lens and East lenses, they were split into sub-lenses to allow for better grade interpolation.

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Table 17-2: Peak- Geological Domains

Main Domains
Main Geological Lens	Details
Copper/Western Lead Zinc	Main shear hosted mineralisation
East	Rhyolite hosted mineralisation
Deeps	Continuation of CWLZ lens at depth
Regolith	Mineralisation hosted within weathered rock
Contact	Rhyolite/sediment contact hosted mineralisation
Waste	All other areas
Sub Domains
Sub-lens	Details
East upper	Upper East lens
East lower	Lower East lens
CWLZ North	Northern Copper/Western Lead Zinc lens
CWLZ South	Southern Copper/Western Lead Zinc lens

    17.2.7 Perseverance

The Perseverance Zone D gold deposit essentially consists of a number of higher grade shoots within the sub-vertical Perseverance Shear Zone (PSZ). The dimensions of Zone D is approximately 500 metres north-south by 500 metres vertically. Zone D is typically around 10 metres thick, although it can be up to 40 metres thick near Zone A.

Mineralisation tends to occur within the PSZ in the vicinity of a rhyolite unit in the hangingwall. There is no significant mineralisation above the position of the rhyolite but it does tend to continue some distance down plunge from the rhyolite. At the southern end of Zone D, the mineralisation leaves the PSZ and occupies a subsidiary shear splay within the rhyolite unit to the east (in the hangingwall).

The interpretation of Zone D used by H&S for the resource estimate was adopted from a preliminary interpretation by PGM, which was based on geology (lithology and stratigraphy) and grade (typically >0.1g/t Au). H&S modified the PGM interpretation in some areas to make it more consistent and continuous. A bifurcation to the south was removed on the advice of PGM personnel.

H&S report that the Hulk Lens starts near the rhyolite contact just above Zone D, then swings eastwards to a position close to the fold hinge within the rhyolite and then runs approximately parallel to Zone D at a distance of 80 metres to the north, leaving the rhyolite. The Hulk Lens contains both copper and gold mineralisation. The dimensions of the Hulk Lens is approximately 100 metres long (north-south) by 350 metres vertically and averages around 30 metres in thickness (east-west). H&S modified the PGM interpretation of the Hulk Lens in the same way as for Zone D.

17-5	MQes

Zone B is a broad zone containing a number of narrow lenses of gold mineralisation entirely within the rhyolite. It occurs on the fold hinge in the rhyolite, between 15 and 90 metres east of Hulk Lens. The dimensions of Zone B is approximately 120 metres north-south by 100 metres vertically and 70 metres thick (east-west). The PGM interpretation of Zone B was used for estimation.

The Hercules Lens is a zone of copper mineralisation mostly within the eastern limb of the rhyolite, located approximately 100 metres east of Zone B. The dimensions of the Hercules Lens is approximately 175 metres north-south by 150 metres vertically and 60 metres thick (east-west). H&S revised the interpreted shape of the Hercules Lens based on geology and copper grade (typically >0.1% Cu).

17.3 Statistical Analysis

For the underground deposits, New Cobar, Chesney Sulphide, New Occidental, Peak and Perseverance, 1 metre composites were used for grade estimation. The raw samples were flagged by the interpreted mineralised domain wireframes and composited within each domain. Composites less than 0.5 metres were discarded. No high grade cuts were applied to the composite data.

For the Chesney Oxide open pit grade estimate, 2 metre composite lengths were used with a minimum composite length of 1 metre. The raw samples were flagged by zone using the domain wireframe models and then composited within each zone.

For the Mount Boppy open pit grade estimate, 2.5 metre composites were generated, with a minimum composite length of 1.25 metres.

    17.3.1 Mt Boppy

Data Distribution

The resource drilling at Mount Boppy is spaced on an approximate 20 metres by 20 metres pattern over much of the deposit, with some infill on intervening 10 metre sections. The deposit is reasonably well drilled to a depth of around 80 metres below surface, with only sparse drilling below this level. The resource drill holes are generally sampled on 1 metre intervals.

The blast hole grade control drilling was included in the resource estimation. According to H&S, the blast-hole drilling is based on a 3 metre by 3 metre pattern on 5 metre benches using two 2.5 metre samples. The blasthole data appears reasonably complete for the northern lobe of the pit, but incomplete in the south. However, the lower part of the southern end of the pit appears reasonably complete, which is the area of most influence on the resource estimates.

17-6	MQes

Statistics

Composites with lengths of 2.5 metre were generated with a minimum composite length of 1.25 metres being used. This was based on the nominal length of the blasthole samples, which dominate the database. For subsequent analysis and estimation, the raw samples were flagged by zone using the zone wireframe models and then composited within each zone.

Zones comprised mineralisation (Code 1), sand stope fill (Code 2) and unmineralised hangingwall and footwall material (Code 3). The composites were flagged with the wireframe models for mineralisation and stopes, with the remainder assigned to the unmineralised zone. In addition, any samples logged as stope fill but outside the stope wireframe were also assigned to the stope fill zone based on the logging code.

Table 17-3: Mount Boppy - Summary Statistics by Zone and Hole Type for 2.5m Gold Composites

ZONE	Hole Type	Number	Minimum	Maximum	Mean	Standard	Coefficient
		of Data	(g/t Au)	(g/t Au)	(g/t Au)	Deviation	of
							Variation

1 (Mineralised)	Drill Holes	1220	0.005	60.2	1.79	5.39	3.01
2 (Fill)		160	0.01	28.5	2.71	3.92	1.45
3 (FW/HW)		1787	0.005	8.4	0.07	0.29	3.92
Total		3167	0.005	60.2	0.87	3.59	4.13
1 (Mineralised)	Blast Holes	16814	0.005	1125	2.83	13.34	4.72
2 (Fill)		1312	0.006	920	6.68	31.47	4.71
3 (FW/HW)		8046	0.005	18.0	0.14	0.47	3.26
Total		26172	0.005	1125	2.20	12.91	5.88

As the blastholes are primarily concentrated around the higher grade portions of the mineralised zones, the average grade for the blast holes is higher than that of the drillholes for the mineralised zone (2.83g/t Au versus 1.79g/t Au).

PGM estimates that the stope fill should average 3g/t Au. The stope fill averages 2.71g/t Au in the evaluation drillholes compared to 6.68g/t Au in the blastholes.

Conditional statistics (Table 17-4) were generated based on deciles to 70%, then at 5% intervals to 95%, then 97% and 99% for use with MIK estimation.

17-7	MQes

Table 17-4: Mount Boppy - Conditional Statistics for Mineralised Zone 2.5 metre Gold Composites

Threshold	Grade Threshold	Cumulative	Class	Class	Class
Number	(g/t Au)	Probability	Mean (g/t Au)	Median (g/t Au)	Data
1	0.16	0.10	0.09	0.10	1803
2	0.27	0.20	0.21	0.21	1803
3	0.42	0.30	0.34	0.34	1804
4	0.59	0.40	0.50	0.50	1803
5	0.81	0.50	0.70	0.69	1804
6	1.18	0.60	0.99	0.98	1803
7	1.81	0.70	1.46	1.46	1803
8	2.30	0.75	2.05	2.05	902
9	3.10	0.80	2.69	2.70	902
10	4.00	0.85	3.52	3.50	901
11	5.30	0.90	4.61	4.60	902
12	8.60	0.95	6.57	6.40	902
13	13.4	0.97	10.7	10.5	360
14	29.3	0.99	19.2	18.3	361
15	1125	1.00	75.6	49.8	181

    17.3.2 New Cobar

Data Distribution

Data spacing from the 10,175m RL (approximately 100 metres below surface) down to the 10,040m RL (approximately 240 metres below surface) is nominally 15 metres by 20 metres (northing and elevation) spacing. Below the 10,040m RL to the 9,850m RL, the data is spaced approximately 50 metres by 40 metres based on surface diamond and underground drilling. Below the 9,850m RL and to the limit of data (approximately 9,600m RL), the drilling is spaced roughly 70 metres by 40 metres based on surface diamond drilling.

Statistics

Summary statistics for the Main Zone are shown below in Table 17-5. Conditional statistics were generated for the MIK estimation, and are shown in Table 17-6.

17-8	MQes

Table 17-5: New Cobar - Summary Statistics for Main Zone

	Au	Density	Cu	Pb	Zn	Ag	Bi
	(g/t)	(t/m3)	(%)	(%)	(%)	(ppm)	(ppm)
Number of Data	19,822	8,836	13,294	13,294	13,294	13,294	13,294
Minimum	0.002	2.5	0	0	0	0.1	0.5
Maximum	155.00	4.05	13.20	9.10	8.06	374.00	5,900
Mean	1.47	2.83	0.33	0.04	0.04	2.74	39.36
Variance	22.72	0.01	0.37	0.04	0.02	43.79	18,079.36
Coefficient of Variation	3.24	0.03	1.85	4.81	4.13	2.42	3.42

Table 17-6: New Cobar – Conditional Statistics for Main Zone 1 metre Gold Composites

Threshold	Grade Threshold	Cumulative	Class Mean (g/t	Class Median	Class
Number	(g/t Au)	Probability	Au)	(g/t Au)	Data
1	0.015	0.1	0.007	0.005	1982
2	0.041	0.2	0.028	0.03	1982
3	0.07	0.3	0.06	0.06	1982
4	0.13	0.4	0.1	0.1	1982
5	0.23	0.5	0.177	0.173	1983
6	0.40	0.6	0.309	0.3	1982
7	0.73	0.7	0.552	0.55	1982
8	0.99	0.75	0.854	0.85	991
9	1.393	0.8	1.185	1.192	991
10	2.05	0.85	1.683	1.66	991
11	3.46	0.9	2.665	2.617	991
12	6.758	0.95	4.795	4.65	991
13	9.762	0.97	8.063	8.054	397
14	19	0.99	13.209	12.88	396
15	155	1	36.342	28.9	199

    17.3.3 Chesney Oxide

Data Distribution

At Chesney, the topographic surface occurs typically around the 10,270mRL. Shallow mineralisation extending down to approximately the 10,150mRL is drilled on a nominal 20 metre by 20 metre spacing. The hole spacing is wider around the old workings and on the extremities of the deposit to the north and south. The material down to the 10,120mRL has been estimated as part of the Oxide resource.

Within the historic underground levels, back and/or face samples were compiled from original linen plans. These samples are spaced approximately 30 metres apart on sub level intervals. A number of underground diamond holes drilled from 1943 to 1950 intersect the original orebody within the old workings.

17-9	MQes

Below the base of the old underground workings, drillhole spacing is on a nominal 40 metre by 40 metre pattern from holes generated by several phases of drilling down to 9750mRL. The majority of holes which are used in the estimation in this area are from programs that were completed in 1997, 2004 and 2005. Below 9750mRL, the drilling is considerable more widely spaced.

A drill hole selection file was used to select the drill holes for data analysis and subsequent grade interpolation. The UD61 series drill holes were not included for the Au estimate, as the Au assays were not considered to be representative of the narrow gold shoots due to the samples being composited over wide intervals and a relatively high lower-detection limit for the Au assays. The holes were used however for the Cu estimate.

Statistics

The summary statistics for copper by lens and oxidation are shown in Table 17-7 Table 17-8 contains the summary statistics for Au by zone and oxidation state and for the 2 metre composites. Domaining of the mineralisation has significantly reduced the coefficient of variation (standard deviation divided by mean grade) for mineralisation compared to the total sample population. Comparison of the mean grade between the fresh and transitional zones indicates that the mean gold grade does not vary substantially by oxidation state, and examination of drillhole data shows no obvious changes in grade at oxidation boundaries. H&S considered it appropriate to estimate gold grade without considering the oxidation boundaries. RSG Global concurs with this approach.

Table 17-7: Chesney Oxide – Summary Statistics for Copper 2 metre Composites

Zone	Type	Number of	Minimum	Maximum	Mean	Standard	Coefficient of
		Data	(g/t Au)	(g/t Au)	(g/t Au)	Deviation	Variation
11	Main Fresh	442	0.0012	7.3	0.92	1.00	1.08
12	East Fresh	176	0.005	3.1	0.51	0.54	1.06
13	Rest Fresh	307	0.0005	1.4	0.07	0.11	1.62
21	Main Trans	523	0.0004	16.7	1.11	1.59	1.43
22	East Trans	158	0.0021	8.9	0.52	0.92	1.78
23	Rest Trans	413	0.0006	0.6	0.08	0.08	1.10
30	All Oxide	1566	0.0029	4.0	0.07	0.18	2.63
	Total	3585	0.0004	16.7	0.37	0.86	2.33

Table 17-8: Chesney Oxide – Summary Statistics for Gold 2 metre Composites

Zone	Type	Number of	Minimum	Maximum	Mean	Standard	Coefficient of
		Data	(g/t Au)	(g/t Au)	(g/t Au)	Deviation	Variation
Summary Statistics By Domain
1	Main Lens	1118	0.0025	23.4	0.65	1.89	2.92
2	East Lens	128	0.005	15.2	1.06	2.26	2.13
3	Remainder	2340	0.0025	1.8	0.04	0.07	2.01
Total		3586	0.0025	23.4	0.26	1.19	4.49

17-10	MQes

Summary Statistics By Domain and Oxidation State
11	Main Fresh	442	0.0012	7.3	0.92	1.00	1.08
12	East Fresh	176	0.005	3.1	0.51	0.54	1.06
13	Rest Fresh	307	0.0005	1.4	0.07	0.11	1.62
21	Main Trans.	523	0.0004	16.7	1.11	1.59	1.43
22	East Trans.	158	0.0021	8.9	0.52	0.92	1.78
23	Rest Trans.	413	0.0006	0.6	0.08	0.08	1.10
30	All Oxide	1566	0.0029	4.0	0.07	0.18	2.63
	Total	3585	0.0004	16.7	0.37	0.86	2.33

Conditional statistics (Table 17-9) were generated based on deciles to 70%, then at 5% intervals to 95%, then 97 and 99% for use with MIK estimation.

Table 17-9: Chesney Oxide - Conditional Statistics for Main Lens Gold 2 metre Composites

Threshold	Grade Threshold	Cumulative	Class Mean	Class Median	Class Data
Number	(g/t Au)	Probability	(g/t Au)	(g/t Au)
1	0.010	0.10	0.007	0.005	111
2	0.040	0.20	0.028	0.030	112
3	0.090	0.30	0.064	0.060	112
4	0.130	0.40	0.111	0.110	112
5	0.180	0.50	0.151	0.150	112
6	0.250	0.60	0.216	0.220	111
7	0.370	0.70	0.310	0.310	112
8	0.465	0.75	0.409	0.405	56
9	0.580	0.80	0.521	0.520	56
10	0.780	0.85	0.676	0.680	56
11	1.23	0.90	0.990	0.990	56
12	2.53	0.95	1.80	1.80	56
13	3.69	0.97	3.14	3.21	22
14	8.51	0.99	5.54	5.22	22
15	23.4	1.00	15.7	17.4	12

    17.3.4 Chesney Sulphide

Statistics

Summary statistics for the 1 metre composites from the mineralised zones used for the resource estimation are shown in Table 17-10. Multivariate analysis of the composite data indicated that Au does not exhibit a significant correlation with the other elements, although a general spatial relationship exists between Au and Bi (see Table 17-11).

There is a weak relationship between the Pb and Zn, but these elements are present in minor quantities only. The elemental pair which has the highest correlation is Cu and Ag. This relationship is also notable at Gladstone to the west of Chesney. The relationship between Au and Bi is weak in the eastern lens, but more prominent than that of the main lens. The most significant relationships identified were between Ag-Cu and Bi–Cu.

17-11	MQes

Table 17-10: Chesney Sulphide- Summary Statistics for 1metre Composite Data

CHA – Main Lode Gold Domain
	Density (t/m3)	Au (g/t)	Cu (%)	Pb (%)	Zn (ppm)	Ag (ppm)	Bi (ppm)
Number of Data	892	5839	5859	1892	1892	1892	1642
Minimum	2.16	0.002	0	0	0.001	0.1	0.5
Maximum	3.44	186.911	11.3	0.74	0.875	37	3650
Mean	2.86	1.68	1.68	0.02	0.03	4.46	84.07
Standard Deviation	0.102	6.985	1.440	0.046	0.049	4.70	186
Coefficient of Variation	0.036	4.167	0.859	2.469	1.823	1.054	2.212
	CHM – Main Lode Copper Domain
	Density (t/m3)	Au (g/t)	Cu (%)	Pb (%)	Zn (ppm)	Ag (ppm)	Bi (ppm)
Number of Data	357	527	527	494	494	494	487
Minimum	2.4	0.005	0.005	0	0.001	0.1	0.5
Maximum	3.135	31.1	6.1	0.331	0.13	11	279
Mean	2.84	0.11	0.82	0.00	0.01	2.30	21.97
Standard Deviation	0.066	1.376	0.830	0.017	0.010	1.60	24
Coefficient of Variation	0.023	12.694	1.010	3.439	0.652	0.698	1.100
		CHE – Eastern Gold Lens
	Density (t/m3)	Au (g/t)	Cu (%)	Pb (%)	Zn (ppm)	Ag (ppm)	Bi (ppm)
Number of Data	271	491	491	483	483	483	470
Minimum	2.667	0.005	0	0	0	0.05	0.5
Maximum	3.424	32.5	6.22	0.285	0.558	25	2130
Mean	2.88	0.86	0.68	0.01	0.02	3.15	182.61
Standard Deviation	0.088	3.221	0.815	0.025	0.027	3.30	273
Coefficient of Variation	0.031	3.727	1.205	2.194	1.665	1.050	1.497

Table 17-11: Chesney Sulphide - Correlation Matrix for 1metre Composites

Chesney Main Lens
	Density	Au	Cu	Pb	Zn	Ag
Au	0.20
Cu	0.21	0.09
Pb	-0.04	0.09	0.04
Zn	0.10	0.12	0.17	0.55
Ag	0.14	0.14	0.62	0.23	0.30
Bi	0.15	0.04	0.27	-0.02	-0.01	0.06

Chesney Eastern Gold Lens
	Density	Au	Cu	Pb	Zn	Ag
Au	0.003
Cu	0.33	0.02
Pb	0.07	-0.01	0.04
Zn	0.19	-0.01	0.07	0.22
Ag	0.31	0.14	0.83	0.07	0.10
Bi	0.23	0.34	0.31	0.05	-0.01	0.42

17-12	MQes

Conditional statistics were also conducted for the Chesney Main Lens (CHA) for use with MIK estimation (Table 17-12).

Table 17-12: Chesney Sulphide – Conditional Statistics for Chesney Main Lens (CHA) for 1 metre Gold Composites

Threshold	Grade Threshold	Cumulative	Class Mean	Class Median
Number	(g/t Au)	Probability	(g/t Au)	(g/t Au)	Class Data
1	0.02	0.1	0.009	0.008	574
2	0.07	0.2	0.056	0.06	575
3	0.08	0.3	0.078	0.078	575
4	0.15	0.4	0.118	0.12	575
5	0.283	0.5	0.202	0.193	575
6	0.42	0.6	0.331	0.311	575
7	0.622	0.7	0.524	0.5	575
8	0.847	0.75	0.734	0.75	287
9	1.166	0.8	0.996	0.95	288
10	1.81	0.85	1.418	1.4	287
11	3.31	0.9	2.486	2.45	288
12	7.04	0.95	4.802	4.454	287
13	10.26	0.97	8.635	8.552	115
14	27.16	0.99	16.388	15.405	115
15	186.91	1	54.287	40.275	58
				Total	5749

    17.3.5 New Occidental

Data Distribution

Data distribution varies throughout the deposit. From the 92 Level (914 metres below surface) up to the base of old underground workings, the drillhole data has a nominal spacing of 15 metres by 20 metres (northing and elevation). Below the 92 Level, the data has a nominal spacing of 30 metres by 50 metres for the first 150 metres then increases to an approximately 50 metres by 75 metres for the next 100 metres.

Statistics

Data analysis and grade estimation for New Occidental was performed based upon 1 metre composites. Summary statistics for Au are shown in Table 17-13 and summary statistics for the base metals and density are shown in Table 17-14. Analysis of the multivariate statistics in Table 17-15 indicates that the Main Lens has moderate Au-Bi and Pb-Ag relationships as well as a moderate to weak Pb-Zn relationship.

17-13	MQes

Table 17-13: New Occidental – Gold Summary Statistics for 1 metre Composites

	Zone
Statistic	OXM	GOS	ALB	BAR
Number of Data	5532	1037	438	197
Minimum (g/t Au)	0.002	0.005	0.005	0.005
Maximum (g/t Au)	206.63	524.0	254.69	11.40
Mean (g/t Au)	6.592	3.81	7.02	0.62
Standard Deviation	12.5	20.9	19.55	1.24
Coefficient of Variation	1.896	5.5	2.79	2.01

Table 17-14: New Occidental – Base Metal and Density Summary Statistics for 1 metre Composites

Statistic	Cu	Pb	Zn	Ag	Bi	Density
	(%)	(%)	(%)	(ppm)	(ppm)	(t/m3)
Number of Data	20026	17509	20627	13856	13215	16604
Minimum	0.0001	0.0002	0.0001	0.003	5	2.09
Maximum	7.60	5.03	4.10	566	27000	3.26
Mean	0.117	0.02	0.02	2.146	318.5	2.77
Standard Deviation	0.30	0.134	0.083	6.63	619.4	0.05
Coefficient of Variation	2.60	6.31	4.34	3.09	1.945	0.02

Conditional statistics by lens (waste, OXM, GOS), for later use with the Au MIK estimation, were performed using 14 cumulative grade probability thresholds based on deciles to 70%, 5% intervals to 95%, then at 97% and 99%. Additional thresholds at the upper spectrum of the Au range were used to better define the high grade tail of the Au distribution. The conditional statistics for the Main Lens (OXM) and the Gossan Lens (GOS) are shown in Table 17-16 and in Table 17-17 respectively.

17-14	MQes

Table 17-15: New Occidental – Correlation Matrices for 1 metre Composites

			All Data
	Density	Cu	Bi	Pb	Zn	Ag	Au
Density
Cu	0.108364
Bi	0.14391	0.099072
Pb	0.064008	0.275364	0.112322
Zn	0.048322	0.08603	0.07771	0.352282
Ag	0.078973	0.308789	0.212112	0.515413	0.202084
Au	0.008719	0.043817	0.44249	0.07707	0.064044	0.151798
			Main Lens (OXM)
	Density	Cu	Bi	Pb	Zn	Ag	Au
Density
Cu	0.108364
Bi	0.14391	0.099072
Pb	0.064008	0.275364	0.112322
Zn	0.048322	0.08603	0.07771	0.352282
Ag	0.078973	0.308789	0.212112	0.515413	0.202084
Au	0.008719	0.043817	0.44249	0.07707	0.064044	0.151798

Table 17-16: New Occidental – Conditional Statistics for Main Lens (OXM) for 1 metre Gold Composites

Threshold	Grade Threshold	Cumulative	Class Mean	Class Median
Number	(g/t)	Probability	(g/t)	(g/t)	Class Data
1	0.20	0.1	0.086	0.08	466
2	0.57	0.2	0.371	0.36	467
3	1.02	0.3	0.781	0.77	466
4	1.62	0.4	1.318	1.32	467
5	2.50	0.5	2.012	1.97	467
6	3.64	0.6	3.027	3	466
7	5.39	0.7	4.433	4.36	467
8	6.65	0.75	5.978	5.99	233
9	8.50	0.8	7.569	7.57	233
10	11.20	0.85	9.806	9.8	234
11	15.44	0.9	13.111	12.9	233
12	24.35	0.95	19.536	19.27	233
13	32.20	0.97	27.909	27.43	94
14	54.38	0.99	40.906	39.7	93
15	206.63	1	77.388	69.96	47

17-15	MQes

Table 17-17: New Occidental – Conditional Statistics for Gossan Lens (GOS) 1 metre Gold Composites

Threshold	Grade Threshold	Cumulative	Class Mean	Class Median
Number	(g/t)	Probability	(g/t)	(g/t)	Class Data
1	0.10	0.10	0.06	0.07	68
2	0.23	0.20	0.17	0.17	68
3	0.41	0.30	0.33	0.32	68
4	0.61	0.40	0.52	0.53	68
5	0.89	0.50	0.73	0.73	69
6	1.40	0.60	1.14	1.14	68
7	2.25	0.70	1.79	1.77	68
8	2.91	0.75	2.53	2.50	34
9	3.77	0.80	3.34	3.36	34
10	5.60	0.85	4.70	4.78	34
11	9.96	0.90	7.17	6.55	34
12	17.30	0.95	13.21	13.09	34
13	29.00	0.97	21.04	19.60	14
14	77.70	0.99	39.51	36.82	14
15	524.00	1.00	218.01	173.39	7
				total	682

    17.3.6 Peak

Data Distribution

Data distribution varies throughout the deposit. From the 715 Level (9,540m RL, approximately 715 metres below surface) up to the 300 Level (9,950m RL, approximately 300 metres below surface) the data spacing is nominally 10 metre by 12 metre (northing and elevation). Below the 715 Level, the data is nominally on a 50 metre by 50 metre spacing. From the 300 Level up to the base of oxidation (at approximately 10,150m RL – 110 metres below surface) the data is spaced from 25 metres by 25 metres up to 50 metres by 50 metres. Above the base of oxidation through to surface the data is spaced at approximately 20 metres by 20 metres.

Statistics

Drillhole data for Au (Table 17-18) was composited into the Waste, Regolith, Contact, East, Copper and Deeps domains. Cu, Pb, Zn and Ag were composited separately into Waste, Regolith, East and a combined Copper/Deeps domain. Density data was composited separately into Waste, East and a combined Copper/Deeps domain. There was no bulk density data for the Regolith domain.

Conditional statistics for the CWLZ and East lenses, for use with the Au MIK estimation, were generated using 14 cumulative grade probability thresholds based on deciles to 70%, 5% intervals to 95%, then at 97% and 99%. Additional thresholds at the upper spectrum of the Au range were used to better define the high grade tail of the Au distribution. The conditional statistics for the CWLZ and East lenses are shown in Table 17-19.

17-16	MQes

Table 17-18: Peak – Summary Statistics for 1m Composites

Au (g/t)
	All	Waste	Regolith	Contact	East	Copper	Deeps
Number of samples	130,655	37,404	6,780	358	38,380	46,081	1,652
Minimum	0.005	0.005	0.005	0.005	0.005	0.005	0.005
Maximum	2270	193.50	40	1680	1052	2270	275
Mean	1.44	0.09	0.26	9.54	1.37	2.74	0.68
Variance	261.74	1.63	1.70	8456	132	559	62
Coefficient of Variation	11.22	13.79	4.98	9.64	8.39	8.64	11.65

Cu (%)
	Waste	Regolith	East	Copper/Deeps
Number of samples	37,630	6,700	38,372	47,902
Minimum	0.001	0.001	0.001	0.001
Maximum	9.35	0.34	14.50	15.30
Mean	0.047	0.009	0.263	0.328
Variance	0.036	0.000	0.367	0.585
Coefficient of Variation	4.02	1.36	2.30	2.37
Pb (%)
	Waste	Regolith	East	Copper/Deeps
Number of samples	37,378	6,743	38,367	47,819
Minimum	0.001	0.001	0.001	0.001
Maximum	40.00	1.49	19.80	45.00
Mean	0.09	0.03	0.35	0.42
Variance	0.24	0.01	0.92	1.41
Coefficient of Variation	5.14	2.71	2.75	2.84
Zn (%)
	Waste	Regolith	East	Copper/Deeps
Number of samples	38,251	6,798	38,368	47,770
Minimum	0.001	0.001	0.001	0.001
Maximum	34.65	0.55	44.97	43.90
Mean	0.10	0.02	0.45	0.49
Variance	0.33	0.01	4.07	1.56
Coefficient of Variation	5.70	1.48	4.50	2.56
Ag (g/t)
	Waste	Regolith	East	Copper/Deeps
Number of samples	35,819	6,712	36,500	43,228
Minimum	0.01	0.25	0.01	0.01
Maximum	456.91	2700	1065	580
Mean	2.34	6.32	6.36	4.23
Variance	28.71	3318	766	138
Coefficient of Variation	2.29	9.11	4.35	2.78
Density (t/m3)
	All	Waste	East	Copper/Deeps
Number of samples	21,665	3,805	4,528	13,335
Minimum	2.34	2.34	2.50	2.50
Maximum	4.49	3.82	4.49	4.34
Mean	2.78	2.76	2.80	2.78
Variance	0.015	0.007	0.043	0.007
Coefficient of Variation	0.04	0.03	0.07	0.03

17-17	MQes

Table 17-19: Peak - Conditional Statistics 1m Gold Composites

CWLZ Lens
Threshold	Grade Threshold	Cumulative	Class Mean	Class Median
Number	(g/t)	Probability	(g/t)	(g/t)	Class Data

1	0.01	0.1	0.006	0.005	4608
2	0.02	0.2	0.014	0.010	4608
3	0.04	0.3	0.031	0.030	4608
4	0.07	0.4	0.056	0.060	4608
5	0.12	0.5	0.096	0.100	4608
6	0.22	0.6	0.166	0.160	4608
7	0.42	0.7	0.307	0.300	4608
8	0.62	0.75	0.518	0.520	2304
9	0.95	0.8	0.770	0.760	2304
10	1.64	0.85	1.245	1.220	2304
11	3.26	0.9	2.297	2.230	2304
12	9.41	0.95	5.492	5.160	2304
13	17.86	0.97	12.980	12.700	922
14	50.00	0.99	29.226	27.200	922
15	2270	1	130.912	77.430	461
Eastern Gold Lens
Threshold	Grade Threshold	Cumulative	Class Mean	Class Median
Number	(g/t)	Probability	(g/t)	(g/t)	Class Data

1	0.005	0.10	0.005	0.005	3838
2	0.010	0.20	0.007	0.006	3838
3	0.020	0.30	0.015	0.010	3838
4	0.040	0.40	0.030	0.030	3838
5	0.070	0.50	0.053	0.050	3838
6	0.120	0.60	0.090	0.090	3838
7	0.210	0.70	0.157	0.150	3837
8	0.290	0.75	0.249	0.250	1920
9	0.450	0.80	0.363	0.360	1919
10	0.760	0.85	0.587	0.580	1919
11	1.450	0.90	1.049	1.020	1918
12	3.960	0.95	2.393	2.240	1919
13	7.590	0.97	5.410	5.220	768
14	24.10	0.99	13.284	12.420	768
15	1052.34	1.00	72.588	48.000	384

17-18	MQes

    17.3.7 Perseverance

Data Distribution

The data spacing at Zone D is irregular and varies widely, from 20 metres by 40 metres in the better drilled upper areas to 80 metres by 40 metres in areas down dip and along strike or wider in other areas. There are some wide gaps in the drilling. Zone A is defined in the new model as the area north of 9800mN and above 9060mRL. Some Zone A intersections were included with the Zone D data because the Perseverance lode at Zone A is continuous with Zone D. The data spacing at the Hulk Lens varies from around 15 metres by 20 metres in better drilled areas to 30 metres by 60 metres or wider in other areas. Zone B has some very close spaced drilling because some fans of holes directed at Zones A and D and the Hulk Lens started inside Zone B. Otherwise, the drillhole spacing is approximately 20 metres by 20 metres in the better drilled areas of Zone B. Hole spacing is approximately 20 metres by 30 metres in the central part of the Hercules Lens, with no drilling outside of this area.

Statistics

Summary statistics for the 1 metre Au composites from the modelled zones are shown in Table 17-20. Conditional statistics based on deciles to 70%, then at 5% intervals to 95%, then 97% and 99% were generated for use during the MIK estimation from Zone D (Table 17-21). Based on analysis of the summary statistics and composite histograms, H&S decided to apply a high grade cut to the Au data for the OK estimations for Zones other than Zone D. For estimation purposes, Zone D was further split into two separate domains; a northern end which had a steep easterly dip, and a southern end which has a steep westerly that follows the rhyolite contact. Table 17-22 summarises the high grade cuts for Au data that were used. No high grade cuts were applied for the estimation of the other elements. Table 17-23 shows the summary statistics by zone for the other items estimated in the model (Cu, Ag, Pb, Zn, Bi, Fe and Density).

Table 17-20: Perseverance - Summary Statistics for 1m Gold Composites

		Number of				Standard	Coefficient
Zone	Name	Data	Minimum	Max imum	Mean	Deviation	of Variation

1	Waste	77070	0.0025	1730	0.055	6.30	115.47
2	Zone B	5236	0.0025	10400	2.221	143.8	64.77
4	Hulk	1047	0.005	220	1.362	9.36	6.87
5	Zone D	2050	0.005	1800	4.348	48.1	11.07
6	Zone A	9390	0.005	2960	2.948	38.5	13.07
7	Hercules	803	0.005	84	0,278	3.23	11.60

17-19	MQes

Table 17-21: Perseverance – Zone D Conditional Statistics 1m Gold Composites

		Domain 1				Domain 2
Threshold	Cumulative	Grade	Class	Class		Grade	Class	Class
Number	Probability	Threshold	Mean	Median	Class	Threshold	Mean	Median	Class
		(g/t Au)	(g/t Au)	(g/t Au)	Data	(g/t Au)	(g/t Au)	(g/t Au)	Data

1	0.10	0.005	0.005	0.005	119	0.010	0.006	0.005	85
2	0.20	0.010	0.006	0.005	120	0.030	0.023	0.02	86
3	0.30	0.020	0.016	0.020	119	0.050	0.042	0.040	85
4	0.40	0.040	0.033	0.030	120	0.090	0.067	0.070	86
5	0.50	0.060	0.051	0.050	119	0.170	0.124	0.120	85
6	0.60	0.11	0.086	0.080	120	0.29	0.216	0.210	86
7	0.70	0.22	0.160	0.150	119	0.53	0.388	0.380	85
8	0.75	0,33	0275	0.280	60	0.83	0.657	0.650	43
9	0.80	0.58	0.447	0.440	60	1.40	1.15	1.164	43
10	0.85	1.00	0.766	0.770	59	2.45	1.87	1.840	42
11	0.90	1.96	1.31	1.25	60	4.88	3.56	3.45	43
12	0.95	9.95	4.63	4.27	60	10.1	6.91	6.84	43
13	0.97	22.8	15.6	14.3	24	21.1	14.9	14.0	17
14	0.99	47.2	33.0	31.8	24	88.3	48.4	42.8	17
15	1.00	1800	268.5	60.6	12	579	253.6	133.5	9

Table 17-22: Perseverance – High Grade Cuts Used for 1m Composite Gold Data

ZONE	1	2	4	7
Top 10 Sample Au Grades (g/t)	Waste	Zone B	Hulk	Hercules
1	1730	10400	220	84.0
2	236	353	175	32.6
3	43,3	202	47.4	7.4
4	37.6	99.3	47.3	7.4
5	35,7	86.4	33.0	7.2
6	34.6	49.4	31.4	5.8
7	30.0	39.6	28.8	5.6
8	29.6	24.3	27.4	4.2
9	22.3	18.8	24.6	3.0
10	22.0	17.5	22.4	2.9
Total Number of Data	77070	5236	1047	803
High Grade Cut (g/t Au)	30	100	50	10
Number of Composites Cut	6	3	2	2
Percentage of Composites Cut	0.008%	0.06%	0.19%	0.25%

17-20	MQes

Table 17-23: Perseverance – Summary Statistics for 1 metre Composites by Zone

							Coefficient
Attribute	Zone	Number	Minimum	Maximum	Mean	Standard	of
		of Data				Deviation	Variation

Cu (%)	1	77070	0.0001	15.8	0.046	0.263	5.70
	2	5236	0.0001	6.25	0.094	0.233	2.47
	4	1047	0.0001	10.8	0.776	1.269	1.63
	5	2050	0.0001	8.5	0.515	0.842	1.64
	6	9390	0.0001	15.6	0.869	1.362	1.57
	7	803	0.0021	17.5	0.748	1.341	1.79
Ag (ppm)	1	77070	0.1	516	0.50	3,01	6.08
	2	5236	0.1	439	1.49	6.79	4.56
	4	1047	0.1	165	6.90	13.52	1.96
	5	2050	0.1	593	4.10	17.08	4.16
	6	9390	0.1	1595	5.70	20.71	3.64
	7	803	0.2	690	12.15	33.23	2.73
Pb (%)	1	77070	0.0002	10.2	0.016	0.134	8.47
	2	5236	0.0002	2.8	0.065	0.185	2.86
	4	1047	0.0002	4.92	0.130	0.378	2.91
	5	2050	0.0002	10.8	0.065	0.426	6.60
	6	9390	0.0002	14.45	0.091	0.484	5.29
	7	803	0.0027	16.8	0.388	0.960	2.47
Zn (%)	1	77070	0.0001	21.4	0.023	0.208	9.01
	2	5236	0.0001	10.4	0.090	0.324	3.60
	4	1047	0.0008	6.12	0.101	0.338	3.34
	5	2050	0.001	17.6	0.078	0.52 7	6.77
	6	9390	0.0001	15.28	0.054	0.329	6.12
	7	803	0.001	5.4	0.319	0.485	1.52
Bi (ppm)	1	77070	0.00005	0.181	0.0003	0.0017	520
	2	5236	0.00005	0.072	0.0006	0.0020	3.37
	4	1047	0.00005	0.406	0.0075	0.0299	3.99
	5	2050	0.00005	0.48	0.0038	0.0161	4.27
	6	9390	0.00005	0.386	0.0025	0.0102	4.03
	7	803	0.0005	0.13	0.0020	0.0073	3.56
Fe (%)	1	17594	0.0003	43.17	4.77	2.47	0.52
	2	1654	0.74	23.4	4.89	2.80	0.57
	4	1035	1.3	44.1	9.94	6.08	0.61
	5	1786	0.005	37.5	6.68	3.35	0.50
	6	3172	0.0003	45.6	7.10	3.69	0.52
	7	699	1.41	31.3	7.51	3.73	0.50
Density (t/m3)	1	13295	2.02	3.80	2.78	0.09	0.03
	2	2468	2.44	3.27	2.75	0.06	0.02
	4	867	2.64	4.09	2.87	0.15	0.05
	5	1669	2.17	3.76	2.81	0.10	0.04
	6	8196	2.35	4.11	2.83	0.11	0.04
	7	765	2.43	4.85	2.82	0.14	0.05

17-21	MQes

17.4 Variography

    17.4.1 Mount Boppy

Indicator and grade variography was performed on the Au data set for Mount Boppy. The combined blasthole and drillhole database for the mineralised zone was used to derive the variogram models used for estimation. A small number of recent PGM drillholes were not included in the estimation as H&S considered that the small amount of additional data was not expected to make a significant difference to the variography. All data was used for the estimation though.

H&S only modelled variograms for the larger eastern domain of the mineralised zone, with these parameters applied to the western domain with the appropriate changes in variogram model orientation. Exponential variogram models were used for the indicator variography and are summarised in Table 17-24. Table 17-25 summarises the gold grade variography. Most of the total variance in the plane of mineralisation occurs within short range variogram structures (approximately 20 metres), with only minor secondary structures having longer ranges. Typical examples of the indicator variograms are shown in Figure 17.1.

Figure 17.1: Mt Boppy – Gold Median Indicator Variograms for the Eastern Limb of Mineralisation

Down Hole	Along Strike

Down Dip	

Variogram: AU_azm0pln0
Variogram γ (h)
lag distance (h)

Variogram: rank_azm90pln0_Ind_4.50
Variogram γ (h)
lag distance (h)

Variogram: rank_azm180pln-75_Ind_4.50
Variogram γ (h)
lag distance (h)

17-22	MQes

Table 17-24: Mount Boppy – Indicator and Gold Grade Variography for the Mineralised Zone – 2.5 metre Gold Composites

Indicator	Structure	Variance	X Range	Y Range	Z Range
			(m)	(m)	(m)
1	Nugget	0.20	-	-	-
	Exp 1	0.25	2.5	15	14
	Exp 2	0.45	11	48	14
	Exp 3	0.10	40	48	14
2	Nugget	0.20	-	-	-
	Exp 1	0.25	2.5	20	18
	Exp 2	0.45	15	60	18
	Exp 3	0.10	50	60	18
3	Nugget	0.20	-	-	-
	Exp 1	0.25	2.5	14	20
	Exp 2	0.45	18	62	20
	Exp 3	0.10	18	62	20
4	Nugget	0.20	-	-	-
	Exp 1	0.25	2.5	13	20
	Exp 2	0.45	17	60	20
	Exp 3	0.10	17	60	20
5	Nugget	0.20	-	-	-
	Exp 1	0.25	3	12	22
	Exp 2	0.45	18	46	22
	Exp 3	0.10	18	160	22
6	Nugget	0.20	-	-	-
	Exp 1	0.25	3	12	23
	Exp 2	0.45	18	45	23
	Exp 3	0.10	20	240	23
7	Nugget	0.20	-	-	-
	Exp 1	0.25	3	12	21
	Exp 2	0.45	18	50	21
	Exp 3	0.10	20	240	21
8	Nugget	0.25	-	-	-
	Exp 1	0.20	3	12	20
	Exp 2	0.45	15	46	20
	Exp 3	0.10	23	240	20
9	Nugget	0.30	-	-	-
	Exp 1	0.20	3	10	19
	Exp 2	0.40	12	40	19
	Exp 3	0.10	23	200	19
10	Nugget	0.35	-	-	-
	Exp 1	0.15	3	6.5	6
	Exp 2	0.40	7.5	28	20
	Exp 3	0.10	23	60	20
11	Nugget	0.40	-	-	-
	Exp 1	0.15	3	11	15
	Exp 2	0.35	6	21	15
	Exp 3	0.10	10	21	15
12	Nugget	0.40	-	-	-
	Exp 1	0.15	4.5	7	12
	Exp 2	0.35	4.5	20	12
	Exp 3	0.10	4.5	20	12
13	Nugget	0.45	-	-	-
	Exp 1	0.15	3	7	10
	Exp 2	0.30	3	20	10
	Exp 3	0.10	3	20	10
14	Nugget	0.50	-	-	-
	Exp 1	0.10	4.5	7	9
	Exp 2	0.30	4.5	20	9
	Exp 3	0.10	4.5	20	9

17-23	MQes

Table 17-25: Mount Boppy - Gold Grade Variography – 2.5 metre Composites

Indicator	Structure	Variance	X Range	Y Range	Z Range
			(0°→000°)	(0°→090°)	( -75°→180°)
	Nugget	0.20	-	-	-
Au Grade	Exp 1	0.25	3	13	10
	Exp 2	0.45	3.5	16	10
	Exp 3	0.10	8	20	10

    17.4.2 New Cobar

Indicator and grade variography was performed on the Au 1 metre composite data for the New Cobar Main Zone using both spherical and exponential models. Grade variography was carried out for the Jubilee Lode and the surrounding waste hangingwall and footwall areas. The grade variography is summarised in Table 17-26 and the indicator variography is shown in Table 17-27.

Table 17-26: New Cobar - Grade Variography for the Main Zone

Element	Structure	Variance	X Range	Y Range	Z range	Rotation (Vulcan Sofware)
			(m)	(m)	(m)
						Bearing (Z)	Plunge (Y’)	Dip (X’’)
Au (Main)	Nugget	0.1
	Sph 1	0.25	8	17	20	69	4	-80
	Sph 2	0.6	2	5	5	69	4	-80
	Sph 3	0.05	20	50	60	69	4	-80
Cu	Nugget	0.1
	Sph 1	0.23	25	71	172	90	-85	0
	Sph 2	0.57	3.5	4	10	90	-85	0
	Sph 3	0.1	30	90	175	90	-85	0
Pb	Nugget	0.3
	Exp 1	0.16	3	32	11	90	-80	0
	Sph 2	0.54	5	2	6	6	2	5
Zn	Nugget	0.37
	Sph 1	0.26	2	11	4	90	-90	0
	Sph 2	0.07	29	70	299	90	-90	0
	Sph 3	0.3	7.5	1.5	15.5	90	-90	0
Ag	Nugget	0.3
	Exp 1	0.1	15	15	76	90	-80	0
	Sph 2	0.12	11	79	79	90	-80	0
	Sph 3	0.48	4	2	7	90	-80	0
Bi	Nugget	0.1
	Exp 1	0.44	7	5	18	90	-80	0
	Sph 2	0.44	2	11	3	90	-80	0
	Sph 3	0.02	187	207	1461	90	-80	0
Density	Nugget	0.17
	Exp 1	0.58	7	14	20	90	-90	0
	Sph 2	0.25	48	178	490	90	-90	0
Fe	Nugget	0.1
	Sph 1	0.12	25	7	75	90	-82	0
	Sph 2	0.39	83	386	211	90	-82	0
	Sph 3	0.39	4	3	5	90	-82	0

17-24	MQes

Table 17-27: New Cobar - Gold Indicator Variography for the Main Zone

							Rotation (Vulcan Software)
Indicator	Threshold	Structure	Variance	X range	Y range	Z range	Bearing	Plunge	Dip
	(g/t Au)			(Minor)	(Semi-Major)	(Major)	(Z)	(Y’)	(X’’)

1	0.015	Nugget	0.2
		exp1	0.11	260	112	1127	147	24	-19
		Sph 2	0.27	2	3	4	147	24	-19
		Sph 3	0.42	8	17	21	147	24	-19
2	0.041	Nugget	0.12
		exp1	0.42	18	8	19	97	-7	7
		Sph 2	0.22	28	110	95	97	-7	7
		Sph 3	0.24	2	2	4	97	-7	7
3	0.07	Nugget	0.12
		exp1	0.47	5	4	8	112	3	8
		Sph 2	0.08	168	1643	218	97	-7	7
		Sph 3	0.33	20	136	47	97	-7	7
4	0.13	Nugget	0.1
		exp1	0.5	5	4	8	110	1	2
		Sph 2	0.25	29	277	54	110	1	2
		Sph 3	0.15	17	40	159	110	1	2
5	0.23	Nugget	0.1
		exp1	0.52	5	11	5	109	-3	-76
		Sph 2	0.32	20	51	89	109	-3	-76
		Sph 3	0.06	147	1349	520	109	-3	-76
6	0.40	Nugget	0.1
		exp1	0.37	12	18	11	104	-1	71
		Sph 2	0.28	2	11	6	104	-1	71
		Sph 3	0.26	21	201	179	104	-1	71
7	0.73	Nugget	0.1
		Sph 1	0.3	2	4	17	102	-7	58
		Sph 2	0.35	7	11	7	102	-7	58
		Sph 3	0.25	24	116	81	102	-7	58
8	0.99	Nugget	0.1
		Sph 1	0.28	8	8	17	110	-16	17
		Sph 2	0.42	3	2	4	110	-16	17
		Sph 3	0.2	26	260	85	110	-16	17
9	1.39	Nugget	0.1
		Sph 1	0.34	7	7	15	111	-8	-35
		Sph 2	0.39	2	21	3	111	-8	-35
		Sph 3	0.17	28	257	280	111	-8	-35
10	2.05	Nugget	0.1
		Sph 1	0.48	3	4	2	108	-7	78
		Sph 2	0.28	6	11	9	108	-7	78
		Sph 3	0.24	53	529	259	108	-7	78
11	3.46	Nugget	0.1
		Sph 1	0.11	41	378	242	107	-3	-55
		Sph 2	0.51	2	24	3	107	-3	-55
		Sph 3	0.29	6	9	22	107	-3	-55
12	6.76	Nugget	0.1
		Sph 1	0.23	6	51	21	110	10	-29
		Sph 2	0.62	2	2	18	110	10	-29
		Sph 3	0.05	660	1310	133	110	10	-29
13	9.76	Nugget	0.1
		Sph 1	0.4	148	157	778	102	-5	-1
		Sph 2	0.65	2	21	3	102	-5	-1
		Sph 3	0.21	5	22	37	102	-5	-1
14	19.0	Nugget	0.3
		exp1	0.15	7	5	24	99	5	80
		Sph 2	0.65	22	190	37	99	5	80
		Sph 3	0.21	2	3	19	99	5	80

17-25	MQes

    17.4.3 Chesney Oxide

Data for Au was modelled spatially using indicator semi-variograms (Figure 17.2). The indicator variogram models are exponential, with the nugget effect increasing at higher thresholds while the variogram ranges decrease. The down-dip ranges are generally longer than ranges along strike.

Figure 17.2: Chesney Oxide – Median Indicator Variograms for Gold

Down-hole East
Variogram: rank_azm0pln60_Ind_4.50
variogram γ(h)
lag distance (h)
Down-hole West
Variogram: rank_azm180pln60_Ind_4.50
variogram γ(h)
lag distance (h)
Along Strike
Variogram: rank_azm90pln0_Ind_4.50
variogram γ(h)
lag distance (h)
Model Params:
c0: 0.1 nugget 0.0
c1: .9 expon 35.
c2: 0 expon 35.
total: 1.
Down Dip
Variogram: rank_azm90pln90_Ind_4.50
variogram γ(h)
lag distance (h)
Model Params:
c0: 0.1 nugget 0.0
c1: .7 expon 25.
c2: .2 expon 470.
total: 1.

17-26	MQes

    17.4.4 Chesney Sulphide

Analysis of variography for the Chesney Sulphide deposit included both indicator and grade variography for Au and grade variography for the other elements and density (Cu, Pb, Zn, Ag, Bi, and Density). Indicator variography for Au was performed using 14 cumulative grade probability thresholds based on deciles to 70%, 5% intervals to 95%, then at 97% and 99% (Table 17-28). Additional thresholds at the upper spectrum of the Au range were used to better define the high grade tail of the gold distribution. Figure 17.3 shows an example of the indicator variography for Au for the main lens (CHA). The variography indicates that the Au mineralisation is most continuous in the vertical direction and least continuous in the across strike direction (east-west). This is consistent with geological observations by site personnel. The variogram models used for the multi-element estimations are summarised in Table 17-29.

17-27	MQes

Figure 17.3: Chesney Sulphide - Typical Indicator Variograms for Gold

Downhole Variogram

Variogram: rank_azm180pln-50_Ind_7.50
variogram γ(h)
lag distance (h)

Along Strike Variogram

Variogram: rank_azm95pln0_Ind_7.50
variogram γ(h)
lag distance (h)

Down Dip Variogram

Variogram: rank_azm0pln-90_Ind_7.50
variogram γ(h)
lag distance (h)

17-28	MQes

Table 17-28: Chesney Sulphide - Gold Indicator Variography for Chesney Main Lens

Indicator	Threshold	Structure	Variance	X range	Y range	Z range	Rotation (Vulcan Software)
	(g/t Au)			(Minor)	(Semi-	(Major)	Bearing	Plunge	Dip
					Major)		(Z)	(Y’)	(X’’)
1	0.02	Nugget	0.22
		Sph 1	0.16	3	10	6	90	-90	0
		Sph 2	0.44	21	38	58	90	-90	0
		Sph 3	0.18	24	110	86	90	-90	0
2	0.078	Nugget	0.19
		Sph 1	0.22	2	10	15	90	-90	0
		Sph 2	0.34	8	20	74	90	-90	0
		Sph3	0.2	25	67	86	90	-90	0
3	0.08	Nugget	0.19
		Sph 1	0.28	3.5	10	20	90	-90	0
		Sph 2	0.25	6.5	10	40	90	-90	0
		Sph 3	0.28	19	50	126	90	-90	0
4	0.155	Nugget	0.16
		Sph 1	0.31	3.5	10	20	90	-90	0
		Sph 2	0.25	5	10	46	90	-90	0
		Sph3	0.28	19	45	101	90	-90	0
5	0.283	Nugget	0.14
		Sph 1	0.18	2.5	10	34	90	-90	0
		Sph 2	0.28	3.5	15	50	90	-90	0
		Sph 3	0.4	15	36	101	90	-90	0
6	0.42	Nugget	0.1
		Sph 1	0.18	2.5	10	34	90	-90	0
		Sph 2	0.28	3.5	15	50	90	-90	0
		Sph 3	0.44	10	36	116	90	-90	0
7	0.62	Nugget	0.16
		Sph 1	0.2	2	10	34	90	-90	0
		Sph 2	0.19	3	15	50	90	-90	0
		Sph 3	0.45	8	36	126	90	-90	0
8	0.085	Nugget	0.2
		Sph 1	0.11	2.5	10	34	90	-90	0
		Sph 2	0.31	3	15	40	90	-90	0
		Sph 3	0.38	8	42	135	90	-90	0
9	1.166	Nugget	0.23
		Sph 1	0.1	2.5	10	30	90	-90	0
		Sph 2	0.26	3	15	30	90	-90	0
		Sph 3	0.41	9	42	160	90	-90	0
10	1.81	Nugget	0.25
		Sph 1	0.17	2.5	10	20	87	-90	0
		Sph 2	0.26	3	15	30	87	-90	0
		Sph 3	0.32	9	42	160	87	-90	0
11	3.31	Nugget	0.36
		Sph 1	0.11	2	10	16	87	-90	0
		Sph 2	0.25	2.5	15	25	87	-90	0
		Sph 3	0.28	5.5	42	125	87	-90	0
12	7.04	Nugget	0.36
		Sph 1	0.1	2	10	14	87	-90	0
		Sph 2	0.54	3.5	28	39	87	-90	0
13	10.26	Nugget	0.36
		Sph 1	0.1	2	10	10	87	-90	0
		Sph 2	0.54	2	23	34	87	-90	0
14	27.16	Nugget	0.5
		Sph1	0.5	1.5	15	20	87	-90	0

17-29	MQes

Table 17-29: Chesney Sulphide – Multi-Element Grade Variography for Chesney Main Lens

						Rotation (Vulcan Software)
			X range	Y range	Z range	Bearing	Plunge	Dip
Element	Structure	Variance	(Minor)	(Semi-Major)	(Major)	(Z)	(Y’)	(X’’)
Cu	Nugget	0.12	-	-	-
	1	0.30	7.5	4	8	85	-85	0
	2	0.30	7.5	4	27	85	-85	0
	3	0.30	7.5	90	90	85	-85	0
Ag	Nugget	0.15	-	-	-
	1	0.10	7.1	10	8.5	83	-85	0
	2	0.10	8.5	31	74	83	-85	0
	3	0.10	25	31	74	83	-85	0
Pb	Nugget	0.20	-	-	-
	1	0.22	5	23	29	83	-85	0
	2	0.50	50	23	80	83	-85	0
Zn	Nugget	0.20	-	-	-
	1	0.50	8.5	20	20	85	-85	0
	2	0.30	15	20	50	85	-85	0
Bi	Nugget	0.22	-	-	-
	1	0.40	0.2	36	16	83	-85	0
	2	0.35	10	30	48	83	-85	0
Density	Nugget	0.20	-	-	-
	1	0.50	3.5	20	50	83	-85	0
	2	0.30	9	40	50	83	-85	0

    17.4.5 New Occidental

The results from analysis of variography done for the November 2004 resource (Munro 2004) were reused for the December 2006 resource update. This included indicator and grade variography for Au and grade variography for all other elements (Cu, Pb, Zn, Ag, Bi and Density).

Indicator variography for Au by lens (Waste, OXM, GOS) was generated using the thresholds in Table 17-16 and Table 17-17. The results from the variography indicated that grades are most consistent and continuous in the vertical direction and least consistent and continuous in the across strike direction (east-west). This is deemed consistent with geological observations. The variogram models used for the grade estimates are summarised inTable 17-30 and Table 17-31.

17-30	MQes

Table 17-30: New Occidental – Gold Indicator Variogram Models Used for the Main and Gossan Lenses (after Munro 2004)

Indicator	Threshold	Structure	Variance	X range	Y range	Z range	Rotation (Vulcan Software)
	(g/t Au)			(Minor)	(Semi-Major)	(Major)	Bearing	Plunge	Dip
							(Z)	(Y’)	(X’’)
1	0.2	Nugget	0.1	-	-	-
		Exp 1	0.24	1.5	15	13	90	-90	0
		Exp 2	0.35	5.5	15	15	90	-90	0
		Exp 3	0.31	6.5	28	250	90	-90	0
2	0.5	Nugget	0.1	-	-	-
		Exp 1	0.24	1.5	15	18	90	-90	0
		Exp 2	0.4	5	15	18	90	-90	0
		Exp3	0.26	7	28	260	90	-90	0
3	1.02	Nugget	0.1	-	-	-
		Exp 1	0.2	1.5	12	14	90	-90	0
		Exp 2	0.43	6	13	14	90	-90	0
		Exp 3	0.27	6	28	180	90	-90	0
4	1.62	Nugget	0.1	-	-	-
		Exp 1	0.4	3	13	14	90	-90	0
		Exp 2	0.24	5	13	14	90	-90	0
		Exp3	0.26	7.5	30	155	90	-90	0
5	2.5	Nugget	0.15	-	-	-
		Exp 1	0.4	2	11	13	90	-90	0
		Sph 2	0.24	5	12	13	90	-90	0
		Sph 3	0.21	8	34	150	90	-90	0
6	3.64	Nugget	0.15	-	-	-
		Exp 1	0.42	2	9.5	13	90	-90	0
		Sph 2	0.24	4	12	13	90	-90	0
		Sph 3	0.19	7	34	150	90	-90	0
7	5.39	Nugget	0.2	-	-	-
		Exp 1	0.43	2	13	12	90	-90	0
		Sph 2	0.23	4.5	13	22	90	-90	0
		Sph 3	0.14	6	34	150	90	-90	0
8	6.65	Nugget	0.22	-	-	-
		Exp 1	0.43	2	13	15	90	-90	0
		Sph 2	0.23	4.5	13	15	90	-90	0
		Sph 3	0.12	6	34	150	90	-90	0
9	8.5	Nugget	0.22	-	-	-
		Exp 1	0.39	2	11	13	90	-90	0
		Sph 2	0.29	5	11	13	90	-90	0
		Sph 3	0.1	5	37	90	90	-90	0
10	11.2	Nugget	0.22	-	-	-
		Exp 1	0.39	2	11	15	90	-90	0
		Sph 2	0.29	4	11	15	90	-90	0
		Sph 3	0.1	4	37	90	90	-90	0
11	15.44	Nugget	0.22	-	-	-
		Exp 1	0.35	1.5	11	15	90	-90	0
		Sph 2	0.29	4.5	11	15	90	-90	0
		Sph 3	0.14	4.5	30	70	90	-90	0
12	24.35	Nugget	0.27	-	-	-
		Exp 1	0.5	2	9.5	10	90	-90	0
		Sph 2	0.23	4.5	18	30	90	-90	0
13	32.2	Nugget	0.3	-	-	-
		Exp 1	0.43	2	10	10	90	-90	0
		Sph 2	0.27	4.5	14	22	90	-90	0
14	54.38	Nugget	0.33	-	-	-
		Exp1	0.5	1.5	10	10	90	-90	0
		Sph 2	0.17	3.5	10	19	90	-90	0

17-31	MQes

Table 17-31: New Occidental –Grade Variogram Models Used in the Multi-element Estimates for the Main Lens, Gossan, and Barren Lenses

Variography for Main Lens (from Munro, 2004)
Element	Structure	Variance	X range	Y range	Z range	Rotation (Vulcan Software)
			(Minor)	(Semi-Major)	(Major)	Bearing	Plunge	Dip
						(Z)	(Y’)	(X’’)
Au	Nugget	0.15
	Exp 1	0.6	2.5	11	16	95	-87	0
	Sph 2	0.1	6	11	16	95	-87	0
	Sph 3	0.15	6	28	110	95	-87	0
Cu	Nugget	0.15
	Exp 1	0.6	3	14	15	90	-90	0
	Exp 2	0.12	14	38	84	90	-90	0
	Sph 3	0.13	14	50	165	90	-90	0
Pb	Nugget	0.20
	Exp 1	0.57	2	10	12	90	-90	0
	Sph 2	0.16	4	10	14	90	-90	0
	Sph 3	0.07	9.5	30	94	90	-90	0
Zn	Nugget	0.4
	Exp 1	0.3	1.5	10	22	90	-90	0
	Sph 2	0.14	15	12	22	90	-90	0
	Sph 3	0.16	20	74	185	90	-90	0
Ag	Nugget	0.2
	Exp 1	0.55	2.5	8.5	12	90	-90	0
	Exp 2	0.13	5.5	8.5	14	90	-90	0
	Sph 3	0.12	12	40	94	90	-90	0
Bi	Nugget	0.15
	Exp 1	0.44	2	12	20	90	-90	0
	Sph 2	0.24	3.5	15	20	90	-90	0
	Sph 3	0.17	11	32	300	90	-90	0
SG	Nugget	0.20
	Exp 1	0.38	5.5	9	9	90	-90	0
	Exp 2	0.25	5.5	9	14	90	-90	0
	Sph 3	0.17	9.5	66	350	90	-90	0
	Exp 2	0.13	5.5	8.5	14	90	-90	0
	Sph 3	0.12	12	40	94	90	-90	0
Bi	Nugget	0.15
	Exp 1	0.44	2	12	20	90	-90	0
	Sph 2	0.24	3.5	15	20	90	-90	0
	Sph 3	0.17	11	32	300	90	-90	0
Density	Nugget	0.20
	Exp 1	0.38	5.5	9	9	90	-90	0
	Exp 2	0.25	5.5	9	14	90	-90	0
	Sph 3	0.17	9.5	66	350	90	-90	0
Gold Variography for Gossan and Barren Lens
Element	Structure	Variance	X range	Y range	Z range	Rotation (Vulcan Software)
			(Minor)	(Semi-Major)	(Major)	Bearing	Bearing	Bearing
						(Z)	(Z)	(Z)
Au	Nugget	0.37	-	-	-
(Gossan)	Sph 1	0.37	2	13	11	95	-87	0
	Sph 2	0.26	8	29	30	95	-87	0
Au	Nugget	0.1	-	-	-	95	-87	0
(Barren)	Sph1	0.9	2.5	13	28	95	-87	0

17-32	MQes

    17.4.6 Peak

Grade variography was generated for Au in the Waste, Regolith, Contact, East and CWLZ Lenses zones (Table 17-32). Indicator variography was generated for Au in the CWLZ and East Lenses using the thresholds defined in Table 17-33 and Table 17-34. Based upon the variography, the Au mineralisation shows the most consistency and continuity in the vertical direction and least consistency and continuity in the across strike direction (east-west). This is consistent with geological observations.

Grade variography was also generated for other elements and density and are shown in Table 17-35.

Table 17-32: Peak – Gold GradeVariogram Models Used for the Main Lenses

			X range	Y range	Z range	Rotation (Vulcan Software)
Zone	Structure	Variance	(Minor)	(Semi-Major)	(Major)	Bearing	Plunge	Dip
						(Z)	(Y’)	(X’’)
Waste	Nugget	0.60	-	-	-
	Sph 1	0.32	1.5	10	10	90	-90	0
	Sph 2	0.08	5	15	15	90	-90	0
Regolith	Nugget	0.10	-	-	-
	Sph1	0.60	3.5	11	3	0	0	0
	Sph 2	0.20	4	11	10	0	0	0
	Sph 3	0.10	4	30	20	0	0	0
Contact	Nugget	0.6	-	-	-
	Sph 1	0.4	3.5	12	10	0	0	0
East Upper	Nugget	0.56	-	-	-
	Sph 1	0.33	1	11	11	80	-74	0
	Sph 2	0.11	6	16	22	80	-74	0
East Lower	Nugget	0.56	-	-	-
	Sph 1	0.33	1	11	11	270	-74	0
	Sph 2	0.11	6	16	22	270	-74	0
CWLZ	Nugget	0.50	-	-	-
	Sph 1	0.42	2	11	12	270	-85	0
	Sph 2	0.08	8	37	46	270	-85	0

17-33	MQes

Table 17-33: Peak – Gold Indicator Variogram Models Used for the Eastern Gold Lens

Indicator	Threshold	Structure	Variance	X range	Y range	Z range	Rotation (Vulcan Software)
	(g/t Au)			(Minor)	(Semi-Major)	(Major)	Bearing (Z)	Plunge	Dip
							Upper/Lower	(Y’)	(X’’)
1	0.005	Nugget	0.30	-	-	-
		Exp 1	0.44	4	20	10	80/270	-74	0
		Exp 2	0.26	50	54	83	80/270	-74	0
2	0.01	Nugget	0.30	-	-	-
		Exp 1	0.35	3.5	18	9	80/270	-74	0
		Exp 2	0.35	46	74	92	80/270	-74	0
3	0.02	Nugget	0.30	-	-	-
		Exp 1	0.35	3.5	18	9	80/270	-74	0
		Exp 2	0.35	46	74	110	80/270	-74	0
4	0.04	Nugget	0.30	-	-	-
		Exp 1	0.35	3.5	18	9	80/270	-74	0
		Exp 2	0.35	46	74	110	80/270	-74	0
5	0.07	Nugget	0.30	-	-	-
		Exp 1	0.35	3.5	18	9	80/270	-74	0
		Exp 2	0.35	46	66	110	80/270	-74	0
6	0.12	Nugget	0.30	-	-	-
		Sph 1	0.21	2	13	10	80/270	-74	0
		Sph 2	0.20	6.5	13	10	80/270	-74	0
		Sph 3	0.29	38	60	131	80/270	-74	0
7	0.21	Nugget	0.36	-	-	-
		Sph 1	0.18	2	13	10	80/270	-74	0
		Sph 2	0.20	6.5	13	10	80/270	-74	0
		Sph 3	0.26	38	62	131	80/270	-74	0
8	0.29	Nugget	0.36	-	-	-
		Sph 1	0.18	2	13	10	80/270	-74	0
		Sph 2	0.20	6.5	13	10	80/270	-74	0
		Sph 3	0.26	33	62	131	80/270	-74	0
9	0.45	Nugget	0.36	-	-	-
		Sph 1	0.21	2	13	10	80/270	-74	0
		Sph 2	0.20	7	13	10	80/270	-74	0
		Sph 3	0.23	31	62	116	80/270	-74	0
10	0.76	Nugget	0.36	-	-	-
		Sph 1	0.23	2	13	10	80/270	-74	0
		Sph 2	0.20	5.5	13	10	80/270	-74	0
		Sph 3	0.21	27	62	116	80/270	-74	0
11	1.45	Nugget	0.37	-	-	-
		Sph 1	0.23	2	13	10
		Sph 2	0.20	5.5	13	10	80/270	-74	0
		Sph 3	0.20	20	62	101	80/270	-74	0
12	3.96	Nugget	0.41	-	-	-
		Sph 1	0.25	2	13	10	80/270	-74	0
		Sph 2	0.19	5.5	13	10	80/270	-74	0
		Sph 3	0.15	14	58	92	80/270	-74	0
13	7.59	Nugget	0.45	-	-	-
		Sph 1	0.24	2	12	10	80/270	-74	0
		Sph 2	0.19	5.5	12	10	80/270	-74	0
		Sph 3	0.12	10	54	76	80/270	-74	0
14	24.1	Nugget	0.56	-	-	-
		Sph1	0.23	2	12	11	80/270	-74	0
		Sph 2	0.15	5	12	11	80/270	-74	0
		Sph 3	0.06	6	48	58	80/270	-74	0

17-34	MQes

Table 17-34: Peak - Gold Indicator Variogram Models Used for the CWLZ Lens (North and South)

Indicator	Threshold	Structure	Variance	X range	Y range	Z range	Rotation (Vulcan Software)
	(g/t Au)			(Minor)	(Semi-	(Major)	Bearing (Z)	Plunge	Dip
					Major)		North/South	(Y’)	(X’’)
1	0.01	Nugget	0.50	-	-	-
		Sph 1	0.30	2	11	12	285/260	-85	0
		Sph 2	0.10	16	11	12	285/260	-85	0
		Sph 3	0.10	32	54	58
2	0.02	Nugget	0.40	-	-	-	285/260	-85	0
		Sph 1	0.31	3.5	13	12	285/260	-85	0
		Sph 2	0.12	18	13	12
		Sph 3	0.17	50	92	80	285/260	-85	0
3	0.04	Nugget	0.38	-	-	-	285/260	-85	0
		Sph 1	0.31	3.5	13	12
		Sph 2	0.12	18	13	12	285/260	-85	0
		Sph 3	0.19	50	92	88	285/260	-85	0
4	0.07	Nugget	0.38	-	-	-
		Sph 1	0.29	3.5	13	14	285/260	-85	0
		Sph 2	0.13	17	13	14	285/260	-85	0
		Sph 3	0.20	50	90	88
5	0.12	Nugget	0.38	-	-	-	285/260	-85	0
		Sph 1	0.29	3.5	13	14	285/260	-85	0
		Sph 2	0.13	12	13	14	285/260	-85	0
		Sph 3	0.20	50	90	88
6	0.22	Nugget	0.40	-	-	-	285/260	-85	0
		Sph 1	0.25	3	13	16	285/260	-85	0
		Sph 2	0.13	7.5	13	16	285/260	-85	0
		Sph 3	0.22	50	90	88
7	0.42	Nugget	0.47	-	-	-	285/260	-85	0
		Sph 1	0.21	3	13	14	285/260	-85	0
		Sph 2	0.13	7	13	14	285/260	-85	0
		Sph 3	0.19	38	90	88
8	0.62	Nugget	0.49	-	-	-	285/260	-85	0
		Sph 1	0.21	3	10	10	285/260	-85	0
		Sph 2	0.13	7	12	24	285/260	-85	0
		Sph 3	0.17	28	90	80
9	0.95	Nugget	0.47	-	-	-	285/260	-85	0
		Sph 1	0.21	2.5	10	10	285/260	-85	0
		Sph 2	0.13	6	12	24	285/260	-85	0
		Sph 3	0.19	28	80	60
10	1.64	Nugget	0.47	-	-	-
		Sph 1	0.21	2.5	10	10	285/260	-85	0
		Sph 2	0.13	6	10	16	285/260	-85	0
		Sph 3	0.19	19	70	50
11	3.26	Nugget	0.47	-	-	-	285/260	-85	0
		Sph 1	0.23	2.5	9.5	10	285/260	-85	0
		Sph 2	0.13	5	9.5	16	285/260	-85	0
		Sph 3	0.17	15	52	50
12	9.41	Nugget	0.50	-	-	-	285/260	-85	0
		Sph 1	0.24	2.5	9	10	285/260	-85	0
		Sph 2	0.13	5	9	12	285/260	-85	0
		Sph 3	0.13	12	38	42
13	17.86	Nugget	0.54	-	-	-	285/260	-85	0
		Sph 1	0.24	2	9	10	285/260	-85	0
		Sph 2	0.12	4.5	9	12	285/260	-85	0
		Sph 3	0.10	8.5	38	42	285/260	-85	0
14	50	Nugget	0.54	-	-	-
		Sph1	0.26	1.5	9	10	285/260	-85	0
		Sph 2	0.12	3.5	9	10	285/260	-85	0
		Sph 3	0.08	4	30	40	285/260	-85	0

17-35	MQes

Table 17-35: Peak – Grade Variogram Models Used for Elements Other Than Gold

			X range	Y range	Z range	Rotation (Vulcan Software)
Lens	Structure	Variance	(Minor)	(Semi-Major)	(Major)	Bearing	Plunge	Dip
				Copper
Regolith	Nugget	0.10
	Exp 1	0.67	3.5	7.5	7.5	0	0	0
	Sph 2	0.23	21	52	56	90	-90	0
East	Nugget	0.1				(Upper/Lower)
	Exp 1	0.7	4	8	10	80/270	-74	0
	Sph 2	0.2	22	54	72	80/270	-74	0
Copper/Deeps	Nugget	0.1
	Sph 1	0.37	2.5	10	12	90	-90	0
	Sph 2	0.17	12	20	15	90	-90	0
	Sph 3	0.36	38	86	180	90	-90	0
Lead
Regolith	Nugget	0.01
	Sph 1	0.48	2	10	13	90	-90	0
	Sph 2	0.51	7	29	37	90	-90	0
East	Nugget	0.28				(Upper/Lower)
	Exp 1	0.53	4	10	10	90/270	-80	0
	Sph 2	0.19	23	89	90	90/270	-80	0
Copper/Deeps	Nugget	0.35				(Copper/Deeps)	(Copper/Deeps)
	Exp 1	0.51	3.5	10	10	260/90	-85/-90	0
	Sph 2	0.14	20	70	125	260/90	-85/-90	0
Zinc
East	Nugget	0.20				(Upper/Lower)
	Sph 1	0.56	6.5	16	24	90/270	-80	0
	Sph 2	0.24	28	135	175	90/270	-80	0
Copper/Deeps	Nugget	0.35				(Copper/Deeps)	(Copper/Deeps)
	Sph 1	0.48	5.5	10	10	260/270	-85/-90	0
	Sph 2	0.17	28	90	145	260/270	-85/-90	0
Silver
East	Nugget	0.10				(Upper/Lower)
	Exp 1	0.72	7	11	19	75/275	-80	0
	Sph 2	0.18	27	105	165	75/275	-80	0
Copper/Deeps	Nugget	0.20				(South/North)
	Exp 1	0.42	3	5.5	26	270/90
	Sph 2	0.26	14	14	44	270/90	-85	0
	Sph 3	0.12	14	12	92	270/90	-85	0
Density
Density- All	Nugget	0.15
	Sph 1	0.37	4	10	11	90	-90	0
	Sph 2	0.24	12	44	56	90	-90	0
	Sph 3	0.24	43	135	86	90	-90	0

17-36	MQes

    17.4.7 Perseverance

Grade variography and variogram models were generated for all attributes within each domain for Zone D by H&S (Table 17-36). Analysis of indicator variograms and variogram models were also generated using the 1 metre gold composites for the 2 sub-domains in Zone D (Table 17-37 and Table 17-38). PGM generated Au indicator variograms and variogram models for Zone A (Table 17-39 and Table 17-40). The indicator variography for Zone D was based upon the thresholds shown in Table 17-21. Grade variography was also generated for other attributes within each domain for Zone D (Table 17-36). H&S used existing PGM variogram models for the Zone B, Hulk, and Hercules Lenses, but revised the Cu variography for the Hercules Lens (Table 17-39).

Table 17-36: Perseverance–Zone D Grade Variogram Models Used in the Multi-element Estimates

			X range	Y	Z range				X	Y	Z range
			(Minor)	range	(Major)				range	range	(Major)
Attr.	Structure	Variance		(Semi-		Attr.	Structure	Variance	(Minor)	(Semi-
				Major)						Major)
Domain 1						Domain 2
	nugget	020	-	-	-		nugget	020	-	-	-
	exp	0.40	1.0	15	20		exp	0.50	2.0	30	25
Au	exp	0.30	5.5	15	20	Au	exp	0.20	2.0	30	25
	exp	0.10	5,5	40	60		exp	0.10	6.0	60	35
	rotations		0	-5	-10		rotations		0	10	0
	nugget	0.10	-	-	-		nugget	0.10	-	-	-
	exp	0.50	1.5	20	20		exp	0.50	1.5	20	20
Cu	exp	0.30	10	30	60	Cu	exp	0.30	10	45	35
	exp	0.10	30	60	120		exp	0.10	30	60	54
	nugget	0.15	-	-	-		nugget	0,20	-	-	-
	exp	0.45	1.2	20	20		exp	0.40	1.0	20	20
Ag	exp	0.30	9.0	48	50	Ag	exp	0.30	2.0	36	20
	exp	0.10	30.0	48	120		exp	0.10	30.0	60	35
	nugget	0.20	-	-	-		nugget	0.20	-	-	-
	exp	0.60	1.0	20	20		exp	0.60	1.0	20	20
Pb	exp	0.10	3.5	20	80	Pb	exp	0.10	8.0	50	50
	exp	0.10	10	20	80		exp	0.10	35	60	60
	nugget	0.20	-	-	-		nugget	0.20	-	-	-
	exp	0.55	1.0	20	20		exp	0.45	1.0	20	20
Zn	exp	0.15	3.5	20	80	Zn	exp	0.25	6.0	40	30
	exp	0.10	10	20	80		exp	0.10	35	90	90
	nugget	0.20	-	-	-		nugget	0.20	-	-	-
	exp	0.55	1.0	20	20		exp	0.45	1.5	20	20
Bi	exp	0.15	2.5	20	20	Bi	exp	025	3.0	20	20
	exp	0.10	15	20	45		exp	0.10	20	20	20
	nugget	0.10	-	-	-		nugget	0.10	-	-	-
	exp	0.50	2.5	20	20		exp	0.40	3	33	20
Fe	exp	0.30	60	45	60	Fe	exp	0.40	48	120	50
	exp	0.10	60	60	120		exp	0.10	95	120	180
	nugget	0.20	-	-	-		nugget	0.15	-	-	-
	exp	0.40	1.0	20	20		exp	0.45	2.2	30	20
Density	exp	0.30	3.0	70	90	Density	exp	0.30	60	80	60
	exp	0.10	60	70	180		exp	0.10	60	130	120

17-37	MQes

Table 17-37: Perseverance - Gold Indicator Variogram Models Used for Zone D – Domain 1

Indicator	Threshold			X range	Y range	Z range
	(g/t Au)	Structure	Variance	(Minor)	(Semi-Major)	(Major)

		Nugget	0.2	-	-	-
1	0.05	Exp	0.3	1.0	15	15
		Exp	0.3	1.0	15	15
		Exp	0.2	6.0	15	15
		Nugget	0.15	-	-	-
2	0.01	Exp	0.4	1.0	20	20
		Exp	0.35	13	20	25
		Exp	0.1	13	20	50
		Nugget	0.1	-	-	-
3	0.02	Exp	0.35	1.5	20	20
		Exp	0.45	14	20	25
		Exp	0.1	14	20	25
		Nugget	0.1	-	-	-
4	0.04	Exp	0.35	1.5	20	20
		Exp	0.45	14	20	30
		Exp	0.1	14	30	70
		Nugget	0.1	-	-	-
5	0.06	Exp	0.38	1.5	20	20
		Exp	0.42	15	20	30
		Exp	0.1	15	35	80
		Nugget	0.1	-	-	-
6	0.11	Exp	0.38	1.5	20	20
		Exp	0.42	10	20	30
		Exp	0.1	10	35	80
		Nugget	0.1	-	-	-
7	0.22	Exp	0.38	1.5	20	20
		Exp	0.42	11	20	30
		Exp	0.1	11	35	60
		Nugget	0.1	-	-	-
8	0.33	Exp	0.38	1.5	20	20
		Exp	0.42	11	20	30
		Exp	0.1	11	30	15
		Nugget	0.15	-	-	-
9	0.58	Exp	0.4	1.5	20	20
		Exp	0.35	12	20	30
		Exp	0.1	12	25	30
		Nugget	0.2	-	-	-
10	1.00	Exp	0.35	1.0	20	20
		Exp	0.35	8.0	20	30
		Exp	0.1	8.0	25	30
		Nugget	0.2	-	-	-
11	1.96	Exp	0.35	1.0	20	20
		Exp	0.35	8.0	20	30
		Exp	0.1	8.0	25	30
		Nugget	0.25	-	-	-
12	9.95	Exp	0.35	1.0	20	20
		Exp	0.3	3.5	20	30
		Exp	0.1	8.0	20	30
		Nugget	0.3	-	-	-
13	22.8	Exp	0.3	1.0	15	15
		Exp	0.3	2.5	15	20
		Exp	0.1	6.5	20	30
		Nugget	0.4	-	-	-
14	47.2	Exp	0.2	1.0	10	15
		Exp	0.3	1.0	10	15
		Exp	0.1	1.0	15	25

		X Rotation	Y Rotation	Z Rotation	Orientation of Major Axis
Rotations (H&S)
		0	5	10	85° →100°

17-38	MQes

Table 17-38: Perseverance - Gold Indicator Variogram Models Used for Zone D – Domain 2

Indicator	Threshold			X range	Y range	Z range
	(g/t Au)	Structure	Variance	(Minor)	(Semi-Major)	(Major)
		Nugget	0.1	-	-	-
1	0.01	Exp	0.3	1.0	20	20
		Exp	0.5	13	20	30
		Exp	0.1	13	60	30
		Nugget	0.1	-	-	-
2	0.03	Exp	0.3	1.0	20	20
		Exp	0.5	20	30	45
		Exp	0.1	20	80	45
		Nugget	0.1	-	-	-
3	0.05	Exp	0.3	1.0	20	20
		Exp	0.5	20	35	61
		Exp	0.1	20	80	61
		Nugget	0.1	-	-	-
4	0.09	Exp	0.3	1.0	20	20
		Exp	0.5	22	35	65
		Exp	0.1	22	90	65
		Nugget	0.1	-	-	-
5	0.17	Exp	0.3	1.0	20	20
		Exp	0.5	25	30	56
		Exp	0.1	25	90	56
		Nugget	0.1	-	-	-
6	0.29	Exp	0.35	1.0	20	20
		Exp	0.45	30	40	50
		Exp	0.1	30	90	50
		Nugget	0.1	-	-	-
7	0.53	Exp	0.35	1.0	20	20
		Exp	0.45	20	35	25
		Exp	0.1	20	90	25
		Nugget	0.15	-	-	-
8	0.83	Exp	0.3	1.0	20	20
		Exp	0.45	20	35	25
		Exp	0.1	20	70	25
		Nugget	0.2	-	-	-
9	1.40	Exp	0.3	1.0	20	20
		Exp	0.4	15	30	28
		Exp	0.1	15	60	28
		Nugget	0.25	-	-	-
10	2.45	Exp	0.5	2.0	20	20
		Exp	0.15	12	20	30
		Exp	0.1	12	60	30
		Nugget	0.3	-	-	-
11	4.88	Exp	0.45	2.0	20	20
		Exp	0.15	2.0	30	30
		Exp	0.1	10	50	30
		Nugget	0.3	-	-	-
12	10.1	Exp	0.45	2.0	20	20
		Exp	0.15	2.0	30	30
		Exp	0.1	5.0	50	30
		Nugget	0.35	-	-	-
13	21.1	Exp	0.4	2.0	20	20
		Exp	0.15	2.0	20	25
		Exp	0.1	5.0	35	25
		Nugget	0.4	-	-	-
14	88.3	Exp	0.35	1.5	15	20
		Exp	0.15	1.5	15	25
		Exp	0.1	2.0	15	25

	X Rotation	Y Rot	Z Rotation	Orientation of Major Axis
Rotations (H&S)
	0	-10	0	80°→090°

17-39	MQes

Table 17-39: Perseverance – Zone A -Grade Variogram Models Used in the Multi-element Estimates

Attribute -			X range	Y range	Z range
Zone	Structure	Variance	(Minor)	(Semi-Major)	(Major)
Gold Variography
	nugget	0.15
Au - Zone A	Exponential	0.75	20	13	2.5
	Exponential	0.1	20	60	8
Multi Element Variography
	nugget	0.2
Ag - All Zones	Spherical	0.55	1.5	14	10
	Spherical.	0.11	9	14	10
	Spherical.	0.14	18	100	46
	nugget	0.25
Bi - All Zones	Exponential	0.55	2.5	14	10
	Spherical	0.11	5	14	10
	Spherical	0.14	10	73	20
	nugget	0.1	2.5	14	13
Cu - All Zones	Spherical		8.5	14	13
	Spherical		21	100	52
	nugget	0.3
Pb - All Zones	Spherical	0.29	1.5	14	13
	Spherical	0.25	5	14	13
	Spherical	0.16	11	100	62
	nugget	0.4
Zn - All Zones	Spherical	0.37	1	14	13
	Spherical	0.13	4.5	14	13
	Spherical	0.1	5	100	62
	nugget	0.1
Density	Exp	0.7	2.7	24	20
	Spherical	0.2	16	90	20
	nugget	0.01
Fe - All Zones	Exp	0.55	3	24	27
	Exp	0.35	20	110	27

Rotations Used (Vulcan Software)
Zone	Bearing (Z)	Plunge (Y’)	Dip (X’’)
Gold Zone A Variography Orientations
Sub-zone 1	265	-55	0
Sub-zone 2	265	-81	0
Sub-zone 3	100	-87	0
Other Elements Variography
All Zones	90	-90	0

17-40	MQes

Table 17-40: Perseverance - Gold Indicator Variogram Models Used for Zone A

Indicator	Threshold (g/t Au)	Nugget	Structure	X range (Minor)	Y range (Semi-Major)	Z range (Major)
1	0.021	0.15	0.5	2.5	16	18
			0.15	30	16	18
			0.2	30	16	120
2	0.05	0.15	0.37	2	18	21
			0.28	18	18	21
			0.2	18	18	170
3	0.08	0.15	0.45	3	22	23
			0.2	18	22	23
			18	22	180	0.2
4	0.14	0.15	0.4	2	28	15
			0.23	18	28	15
			0.22	18	28	180
5	0.24	0.1	0.5	2.5	27	14
			0.18	18	27	14
			0.22	18	27	180
6	0.42	0.15	0.58	2.5	29	15
			0.08	35	29	15
			0.19	35	29	250
7	0.91	0.15	0.6	2.5	20	16
			0.08	35	56	16
			0.17	35	56	280
8	1.35	0.15	0.64	2.5	20	15
			0.06	3	60	15
			0.15	50	60	350
9	2.25	0.2	0.5	3	16	15
			0.15	3	60	15
			0.15	50	60	350
10	3.45	0.2	0.5	3	16	15
			0.15	3	60	15
			0.15	50	60	170
11	6.35	0.25	0.4	3	15	14
			0.2	3	50	14
			0.15	40	50	150
12	15.2	0.3	0.3	2	15	12
			0.2	2	45	12
			0.2	18	45	75
13	26.6	0.4	0.3	2.4	32	13
			0.3	2.4	40	38
14	66.2	0.5	0.3	2	24	25
		0.1	0.2	2	35	24
Rotations Used (Vulcan Software)
Zone	Bearing (Z)	Plunge (Y’)	Dip (X’’)
Sub-zone1	265	-55	0
Sub-zone 2	265	-81	0
Sub-zone 3	100	-87	0

17-41	MQes

17.5 Block Modelling

All block model extents, apart from Mount Boppy, are in the PGM local grid.

17.5.1 Mt Boppy

An orthogonal (unrotated) block model was produced using the parameters shown in Table 17-41. The parent block size (2.5 metres by 10 metres by 10 metres) was chosen by H&S as a compromise between data spacing and mining requirements. No sub-celling was performed.

Table 17-41: Mount Boppy – Block Model Parameters

	Easting	Northing	RL
Origin	4,950	7,620	140
Maximum Extent	5,070	8,110	300
Parent Block Dimension	2.5	10	10

17.5.2 New Cobar Sulphide

A rotated block model dipping 05° A 090° was created using Vulcan mining software according to the parameters in Table 17-42. The parent block size (2 metres by 12 metres by 15 metres) was chosen to best reflect drill hole spacing in the deposit. Sub-celling to 1 metre by 6 metres by 7.5 metres was performed to allow for adequate volume definition on zone contacts.

Table 17-42: Chesney Oxide – Block Model Parameters

	X (Easting)	Y (Northing)	RL
Origin	24,960	15,900	9,400
Offset	170	660	900
Parent Block Dimension	2	12	15
Minimum Sub-Cell Dimension	1	6	7.5

17.5.3 Chesney Oxide

An orthogonal (unrotated) block model was created in H&S GS3 software based upon the parameters in Table 17-43. The parent block size (2 metres by 10 metres by 5 metres) was chosen as a compromise between potential bench height requirements and drill hole spacing. Sub-celling to 1 metre by 5 metres by 5 metres was performed to allow for adequate volume definition on zone contacts.

17-42	MQes

Table 17-43: Chesney Oxide – Block Model Parameters

	Easting	Northing	RL
Origin	25050	15250	10120
Maximum Extent	25150	15620	10280
Parent Block Dimension	2	10	5
Minimum Sub-Cell Dimension	1	5	5

17.5.4 Chesney Sulphide

An orthogonal block model was used for the estimate, with blocks aligned sub-parallel to the plane of mineralisation. Model parameters are presented in Table 17-44.

The parent block dimension in the Northing (Y) and RL (Z) directions was chosen to reflect the nominal drill hole spacing combined with a compromise for proposed underground sub-level intervals. Sub-celling down to 1 metre by 10 metres by 10 metres was completed to preserve the geometry of the ore domains at the boundaries. No individual sub-cells are estimated; sub-cells are assigned the grade of the parent block.

Table 17-44: Chesney Sulphide - Block Model Parameters

	Easting	Northing	RL
Origin	25,050	15,250	9,300
Maximum Extent	25,210	15,810	10,280
Parent Block Dimension	2	20	20
Minimum Sub-Cell Dimension	1	10	10

17.5.5 New Occidental

An inclined/rotated block model was used for the grade estimations, with blocks aligned parallel to the plane of mineralisation dipping at -87 towards the east (Table 17-45).

The parent block size in the Y and Z direction is a reflection of the nominal drillhole spacing. Sub-celling down to 1 metre by 6 metres by 7.5 metres was completed to preserve the geometry of the ore domains at the boundaries. No individual sub-cells are estimated; sub-blocks are assigned the grade of the parent block.

Table 17-45: New Occidental - Block Model Parameters

	X (Easting)	Y (Northing)	RL (Z)
Origin	25,000	13,300	9,000
Offset	25200	13804	10200
Parent Block Dimension	2	12	15
Minimum Sub-Cell Dimension	1	6	7.5

17-43	MQes

17.5.6 Peak

An orthogonal block model was used for the grade estimations. The block model parameters are summarised in Table 17-46. The parent cell size (2 metres by 10 metres by 10 metres) was chosen to reflect the dominant drill hole spacing within the deposit. Sub-celling down to 1 metre by 5 metres by 5 metres was performed to allow for adequate volume representation on zone boundaries.

Table 17-46: Peak – Block Model Parameters

	Easting	Northing	RL
Origin	25,520	10,280	9,250
Maximum Extent	26,000	10,920	10,300
Parent Block Dimension	2	10	10
Minimum Sub-Cell Dimension	1	5	5

17.5.7 Perseverance

An orthogonal block model was used for the grade estimations. The block model parameters for all zones are summarised in Table 17-47. The parent cell size (2 metres by 20 metres by 20 metres) was chosen to reflect the dominant drill hole spacing within the deposit. Sub-celling down to 1 metre by 5 metres by 5 metres was performed to allow for adequate volume representation on zone boundaries.

Table 17-47: Perseverance – Block Model Parameters

	Easting	Northing	RL
Origin	25,550	9,400	8,600
Maximum Extent	25,900	10,000	9,400
Parent Block Dimension	2	20	20
Minimum Sub-Cell Dimension	1	5	5

17.6 Grade Estimation and Classification

17.6.1 Mount Boppy

H&S produced MIK estimates for gold in parent blocks using the GS3 software package and then imported the results into Datamine. A multiple pass search strategy was used (Table 17-48). Each pass used an octant based search, with a set minimum number of octants required for the estimation to be performed. The search passes for the eastern limb (Domain 1) had a Z axis orientation of 75°A270°, while the search passes for the western limb (Domain 2) had a Z axis orientation of 75°A090°. Both limbs were also given a southerly plunge of 30° by rotation about the X-axis. The estimations were not sub-domained using the oxidation boundary as it was considered that there was no compelling evidence for oxidation related change in Au grades across the oxidation boundary. An OK estimation was also made for gold.

17-44	MQes

Table 17-48: Mt Boppy – Search Parameters for the Mineralised Zone

Pass	Search Radii (m)			Composites		Min. No. Octants	Classification
	X	Y	Z	Minimum	Maximum
1	3	15	15	16	48	4	Indicated
2	6	30	30	16	48	4	Indicated
3	12	60	60	16	48	4	Inferred
5	12	60	60	8	48	2	Not classified

Gold was estimated in the unmineralised material forming the footwall and hangingwall of the mineralisation using Ordinary Kriging (OK). This was also divided into eastern and western domains using the same surface as for the mineralised zone. The block model parameters and search strategy was similar as those used for the MIK estimation, differing in that a three pass search strategy was used, equivalent to the first three MIK passes, with a minimum of 8 and maximum of 32 samples for each pass. Search and variogram model orientations were the same as for the mineralised domains.

The model blocks defining stope fill material were assigned a constant grade (3.0 g/t Au) and density (1.29 t/m3). Fresh rock was assigned a density of 2.7t/m3 and oxidised rock was assigned a density of 2.2t/m3.

Classification

The classification of the Mount Boppy grade estimate was based primarily on the estimation search pass. Estimation pass 1 and pass 2 material was classified as Indicated, along with the stope fill. Pass 3 material was classified as Inferred resource.

17.6.2 New Cobar Sulphide

PGM used Vulcan mining software to estimate Au in the Main Zone using hard domain boundaries. Grade estimates used three search passes in the upper portion of the Main Zone and 4 search passes in the lower portion of the Main Zone. Intra-class means were used to calculate the E-type estimate. The search ellipse had a major axis orientation of -80 A 090 . No high grade cutting or high grade limiting was used. The sample selection criteria for the MIK estimate are shown in Table 17-49.

Table 17-49: New Cobar – MIK Composite Search Parameters

Pass	Search Radii (m)			Composites		Min. No. Octants
	Major	Semi- Major	Minor	Minimum	Maximum
1	20	15	3	8	32	4
2	40	30	6	8	32	4
3	80	60	12	8	32	2
4	120	80	20	8	32	2

17-45	MQes

Gold was also estimated using OK for check purposes only, applying soft boundaries within the Main Zone for the upper and lower sub-domains. Three passes were used for the estimate in the upper portion of the Main Zone and four passes were used for the lower domain.

The elements other than Au (Pb, Zn, Cu, Ag, Bi, Density and Fe) were estimated using OK with four search passes using soft domain boundaries. Gold was also estimated using OK in the hangingwall and footwall regions separated by hard domain boundaries. The sample search and selection criteria for all OK estimates are shown in Table 17-50. The orientation of the sample search for the OK estimates are summarised in Table 17-51.

The reported gold resource for the New Cobar Sulphide was based upon the MIK E-type estimate within the Main Zone and the OK estimates within the Hangingwall and Footwall zones.

Table 17-50: New Cobar – OK Sample Search Parameters

Pass	Search Radii (m)			Composites		Min. No. Octants	Classification
	Major	Semi] Major	Minor	Minimum	Maximum
1	20	15	3	8	32	4	Measured
2	40	30	6	8	32	4	Indicated
3	80	60	12	8	32	2	Inferred
4	120	80	20	4	32	2

Table 17-51: New Cobar – OK Sample Search Orientations

Parameter	Search Orientation (Vulcan Software)
	Bearing (Z)	Plunge (Y’)	Dip (X’’)
Au - Waste	75	-85	0
Au - Main Zone	90	-85	0
Pb	90	-83	0
Zn	90	-90	0
Cu	90	-80	0
Ag	90	-85	0
Bi	90	-85	0
Density	90	-90	0
Fe	90	-82	0

Classification

The New Cobar sulphide copper and gold resource was classified according to the estimation pass of the OK Au estimations. Blocks estimated during pass 1 were classified as Measured, pass 2 blocks were classified as Indicated, and pass 3 as Inferred ( Table 17-50).

Figure 17.4 is a schematic long section showing the model blocks and mineral resource classification for New Cobar. Figure 17.5 shows a similar schematic long section with the model block Au grades coloured.

17-46	MQes

Figure 17.4: New Cobar Sulphide- Long Section Showing Mineral Resource Classification for Reported Blocks

10200 L
10000 L
9800 L
9600 L
9400 L
16600 N
16400 N
16200 N
16000 N
Void Exclusion Shapes
Pit Shell
Underground Workings
Block Model Extents
Classification
Measured
Indicated
Inferred

17-47	MQes

Figure 17.5: New Cobar Sulphide– Long Section Showing Gold Distribution for Reported Blocks

10200 L
10000 L
9800 L
9600 L
9400
Void Exclusion Shapes
Pit Shell
Underground Workings
Block Model Extents
16600 N
16200 N
16000 N
0.500 <=
< 1.000
3.000 <=
< 5.000

17.6.3 Chesney Oxide

Grade Estimation

H&S estimated Au using a three pass search strategy (Table 17-52). The lenses were estimated without using oxidation boundaries as sub-domains, as the Au grade distribution in each of the oxidation zones was considered to have a similar behaviour. The MIK estimates were produced for the parent blocks using the GS3 software package and then imported into Datamine software. The intra-class means were used during the MIK estimation process for all classes. H&S used an octant based search for sample selection with a set minimum number of octants required for each pass with a minimum of 2 samples per octant.

17-48	MQes

Copper was estimated using OK for both the mineralised lenses and adjacent zones separated by hard domain boundaries. The oxide, partial oxide and primary mineralisation zones were estimated separately for each lens using hard oxidation domain boundaries for selection of the composites. High grade cuts were not applied. The search strategy used was the same as that for the MIK model.

The reported gold resource for the Chesney Oxide deposit was based upon the MIK E-type estimate within the Lenses and for copper the OK estimates were used.

Density was assigned to the model using the average values for the oxide, transitional and primary mineralisation zones (Table 17-53).

Table 17-52: Chesney Oxide – Estimation Parameters for the Main Lens Grade Estimation

Pass	Search Radii (m)			Composites		Min. No. Octants	Classification
	Major	Semi] Major	Minor	Minimum	Maximum
1	20	20	4	8	32	4	Measured
2	40	40	8	8	32	4	Indicated
3	80	80	16	8	32	2	Inferred
Search Direction
Axes	Minor			Semi-Major		Major
Main Lens	05→265			00→355		85→085 (Main Lens)
East Lens	05→270			00→360		85→090 (East Lens)
Surrounds	05→267			00→357		85→087 (Surrounds)

Table 17-53: Chesney Oxide – Density Used for Tonnage Estimation

OXIDATION DOMAIN	Bulk Density (t/m3)
Primary	2.78
Transitional	2.73
Oxide	2.53

Classification

The Chesney Oxide estimate was classified primarily based upon the search pass criteria. Blocks estimated during pass 1 were classified as Measured, pass 2 blocks were classified as Indicated, and pass 3 as Inferred (Figure 17.6).

17-49	MQes

Figure 17.6: Chesney Oxide – Long Section Showing Resource Classification of Model Blocks

    17.6.4 Chesney Sulphide

PGM estimated Au grade using MIK to generate an E-type mean. Cu, Pb, Zn, Ag, Bi and Density were estimated using OK. As a check for the MIK E-Type estimate, Au was also interpolated using OK. OK was used to estimate the hangingwall and footwall waste zones to the mineralised domains. A five pass octant based search was used for the Au MIK estimate (Table 17-54), with a minimum of 2 samples within 4 octants required for each pass. No high grade cutting or high grade limiting was used. Hard domain boundaries were used to estimate Au within the Main Lens Au Lode (CHA) and the Eastern Au Lens (CHE).

All elements, including Au and Density, were estimated by OK within the wider Main Lode Copper (CHM) envelope and Eastern Lens (CHE) respectively, using hard domain boundaries. A final Au field in the block model was populated with Au (MIK) values from the CHA and CHE domains and with Au (OK) values from the CHM and WST (hangingwall and footwall domains respectively).

17-50	MQes

Table 17-54: Chesney Sulphide -Estimation Parameters for the Gold MIK Estimation

Parameter	Search Radii (m)			Search Type	Composites		Min No. Octants	Classification
	Minor	Semi-Major	Major		Minimum	Maximum
Pass 1	4	20	40	Ellipse	8	40	4	Indicated
Pass 2	8	40	80	Ellipse	8	40	4	Indicated
Pass 3	16	40	80	Ellipse	8	40	4	Inferred
Pass 4	16	40	80	Ellipse	4	40	4	Inferred
Pass 5	16	40	80	Box	4	40	0	Not Classified
Search Orientation (Vulcan Software)
Bearing (Z)	Plunge (Y’)	Dip (X’’)
83	-85	0

Classification

The resource classification for Chesney Sulphide was based upon the search pass criteria used for interpolation (Table 17-54). Blocks estimated during pass 1 and pass 2 were classified as Indicated, pass 3 and 4 blocks were classified as Inferred, and pass 5 blocks were not classified. Blocks between 15,200m N and 15,400m N and below 9,600m RL that were estimated during pass 3 or pass 4 were not classified as drilling in this area is extremely sparse.

Figure 17.7 and Figure 17.8 show drilling, the resource classification and grade distribution for the reported blocks.

17-51	MQes

Figure 17.7: Chesney Sulphide – Long Section Showing Mineral Resource Classification for Reported Blocks

10200 L
10000 L
9800 L
9600 L
9400 L
15800 N
15600 N
15400 N
Underground Voids
Block Model Extents
Classification
Measured
Indicated
Inferred

17-52	MQes

Figure 17.8: Chesney Sulphide – Long Section Showing Cu Grades for Reported Blocks

10200 L
10000 L
9800 L
9600 L
9400 L
15800 N
15600 N
15400 N
Underground Voids
Block Model Extents
0.000 <= < 0.300
0.500 <= 
1.000 <= < 3.000
3.000 <= < 5.000
10.000 <=

    17.6.5 New Occidental

PGM estimated Au grade using MIK to generate E-Type means. Cu, Pb, Zn, Ag, Bi and Density interpolation were completed using OK. Gold was also interpolated by OK as a check on the MIK estimate. A four pass, octant based search strategy was used with a minimum of 2 samples within 4 octants required for each pass. Hard domain boundaries were used for Au and Bi, while all other variables were estimated with soft domain boundaries. Table 17-55 summarises the search strategy for the MIK and OK estimations. No high grade cutting or high grade limiting was used. Intra-class means were used for the estimation of the E-type mean for each of the zones, except for the Gossan where the median grade was used for the top bin.

17-53	MQes

Table 17-55: New Occidental – Estimation Parameters for MIK and OK Estimations

Parameter	Search Radii (m)			Search Type	Composites		Min No. Octants	Classification
	Minor	Semi-Major	Major		Minimum	Maximum
Pass 1	3	15	20	Ellipse	4	8	4	Measured
Pass 2	6	30	40	Ellipse	4	8	4	Indicated
Pass 3	12	60	80	Ellipse	2	8	4	Inferred
Pass 4	18	90	90	Ellipse	2	8	4	Not Classified
Search Orientation (Vulcan Software)
	Bearing (Z)	Plunge (Y’)	Dip (X’’)
Au	95	-87	0
Other Elements	90	-90	0

Classification

The resource classification for New Occidental was based upon the search pass criteria used for interpolation (Table 17-55), where pass 1 was classified as Measured, pass 2 was classified as Indicated and pass 3 was classified as Inferred. Blocks estimated during pass 4 were not classified.

Figure 17.9 shows the Au grade and mineral resource classification for the reported blocks.

17-54	MQes

Figure 17.9: New Occidental – Long Section Showing Gold Grade and Mineral Resource Classification for Reported Blocks

    17.6.6 Peak

PGM generated the Peak grade estimates using Vulcan mining software. For Au, grade interpolation was completed with both MIK (E-Type estimate) and OK. Cu, Pb, Zn, Ag and Density interpolation was completed using OK. A four pass, octant based search was used for the estimations with a minimum of 2 samples within 4 octants required for each pass (Table 17-56).

Table 17-56: Peak – General Sample Search Parameters for MIK and OK Estimations

Parameter	Search Radii (m)			Search Type	No. Samples		Min No. Octants
	X	Y	Z		Minimum	Maximum
Pass 1	3	15	15	Ellipse	8	40	4
Pass 2	6	30	30	Ellipse	8	40	4
Pass 3	12	60	60	Ellipse	8	40	2
Pass 4	12	60	60	Box	8	40	2

17-55	MQes

Gold – MIK Estimation

Using MIK to generate an E-type mean, Au was estimated into the CWLZ Lens and the East Lens domains. A limit of influence was placed on high grades to prevent potential smearing of metal into low grade areas (see Table 17-57). The dimensions of the limit were based on the variography of the top indicator class for both the CWLZ Lens and East Lens. For the estimation of Au within the top indicator class, the mean value was used for both the CWLZ and East Lenses.

Table 17-57: Peak – MIK Sample Selection and Search Parameters for Gold

Search Orientation (Vulcan Software)
Zone	Bearing (Z)	Plunge (Y’)	Dip (X’’)
East Upper	80	-74	0
East Lower	270	-74	0
CWLZ North	285	-85	0
CWLZ South	285	-85	0
High Grade Limit (g/t Au)
Threshold	50	50	50	50	50
Major radius	40	40	60	60	60
Semi-Major radius	30	30	50	50	50
Minor radius	4	4	6	6	6

Gold – OK Estimation

OK was also used to estimate Au into each of the modelled domains. As with the MIK estimate, a limit of influence was used to restrict high grade samples. In addition to the restriction, a high grade cut was used for the East, CWLZ, Deeps and Contact Lenses (Table 17-58). The high grade cut was used to control the influence of extreme grade values.

Table 17-58: Peak – OK Sample Selection and Search Parameters for Gold

Lens	East Upper	East Lower	CWLZ North	CWLZ South	Waste	Regolith	Contact	Deeps
Grade cut (g/t Au)	500	500	500	500			200	200
Search Orientation (Vulcan)
Bearing (Z)	80	270	280	260	90	90	90	90
Plunge (Y’)	-74	-74	-85	-85	-90	-90	-90	-90
Dip (X’’)	0	0	0	0	0	0	0	0
Sample Selection	East/CWLZ	East	CWLZ/Deep	CWLZ /Deep	Waste/ Regolith	Waste/Regolith /CWLZ	Contact	Deep/CWLZ
High Grade Limit
Threshold (g/t Au)	50	50	50	50	50		100	50
Major radius (m)	40	40	60	60	60		15	60
Semi-Major radius (m)	30	30	50	50	20		15	50
Minor radius (m)	4	4	6	6	6		3	6

17-56	MQes

Copper, Lead, Zinc and Silver OK Estimations

OK was used to estimate the Cu, Pb, Zn and Ag block grades. Estimates for Cu and Pb in the Waste and Contact Lenses borrowed variography from CWLZ lens. For estimates of Zn and Ag, the Waste, Regolith and Contact lenses also borrowed the variography from the CWLZ lens. A limit of influence was used to restrict high grade samples greater than 500g/t Ag for the Ag estimate in the regolith to 30m in the major direction, 30m in the semi-major direction and 10m in the minor direction. The sample selection and search parameters are presented in Table 17-59.

Density

Density was estimated using OK. The estimate was completed using soft domain boundary sample selection with the exception of the regolith domain. The search orientation was: major 90°A090°; semi major 00°A000°; and minor 00°A090°.

Default bulk density values of 2.53t/m3 and 2.73t/m3 were used for the completely oxidised mineralisation (COX) and the partially oxidised mineralisation (POX), respectively.

Classification

The mineral resource was classified according to the search pass in which the block estimate was generated. Blocks coded as pass 1were classified as Measured, blocks coded as pass 2 were classified as Indicated and block coded as pass 3 were classified as Inferred. Blocks coded as pass 4 were not classified. Exceptions are as follows:

  Blocks estimated within the Peak Deeps domain from passes 1 and 2 were classified as Inferred due to decreased confidence in the continuity of ore grade mineralisation in this area.

  Blocks estimated from pass 1 to pass 3 between 10750mN and 10870mN and 10120mRL to 10260mRL were not classified. This area was considered to have poor continuity of mineralisation.

  Blocks estimated from pass 1 within the CWLZ domain between the 10410mN and 10500mN and 10080mRL to 10140mRL were reclassified as Indicated. This area was specifically infill drilled to a high density.

Figure 17.10 shows the Au grade and mineral resource classification for the reported blocks.

17-57	MQes

Table 17-59: Peak - OK Sample Selection and Search Parameters for Copper, Lead, Zinc and Silver

Lens	East Upper	East	CWLZ North	CWLZ South	Waste/Contact	Regolith	Deeps
Search Orientation (Vulcan Software)
Copper
Bearing (Z)	80	270	285	260	90	90	90
Plunge (Y’)	-74	-74	-85	-85	-90	-90	-90
Dip (X’’)	0	0	0	0	0	0	0
Sample selection	East/CWLZ	East	East/CWLZ	East/CWLZ	Waste/regolith	Waste/regolith	Deep/CWLZ
Lead
Bearing (Z)	80	270	260	260	90	90	90
Plunge (Y’)	-74	-74	-85	-85	-90	-90	-90
Dip (X’’)	0	0	0	0	0	0	0
Sample selection	East/CWLZ	East	East/CWLZ	East/CWLZ	Waste/regolith	Waste/regolith	Deep/CWLZ
Zinc
Bearing (Z)	90	270	260	260	90	90	90
Plunge (Y’)	-74	-74	-85	-85	-90	-90	-90
Dip (X’’)	0	0	0	0	0	0	0
Sample selection	East/CWLZ	East	East/CWLZ	East/CWLZ	Waste/regolith	Waste/regolith	Deep/CWLZ
Silver
Bearing (Z)	75	255	260	280	90	90	90
Plunge (Y’)	-74	-74	-85	-85	-90	-90	-90
Dip (X’’)	0	0	0	0	0	0	0
Sample selection	East/CWLZ	East	East/CWLZ	East/CWLZ	Waste/regolith	Waste/regolith	Deep/CWLZ

Figure 17.10: Peak – Long Section Showing Gold Grade and Classification for Reported Blocks

Reporting Zones
10200 L
10000 L
Mined Out
Exclusion Shapes
Underground
Workings
9800 L
9600 L
Block Model
Extents
9400 L
Classification
Measured
Indicated
Inferred
10200 N
10400 N
10600 N
10800 N
Reporting Zones
10200 L
10000 L
Mined Out
Exclusion Shapes
Underground
Workings
9800 L
9600 L
Block Model
Extents
9400 L
10200 N
10600 N
10800 N

17-58	MQes

    17.6.7 Perseverance

For Zone D, Au was estimated by H&S using MIK to generate the E-type mean, while the other elements were estimated using OK. For the Zone B, the Hulk, and the Hercules Lenses, OK was used to estimate all elements, with high grade cuts applied to Au. An octant based search was used with a minimum of 8 octants with 2 samples per octant required for pass 1 and pass 2 and 4 octants with 2 samples per octant required for pass 3.

PGM performed the grade estimations for Zone A using MIK to generate an E-type estimate for gold and OK for the other elements.

The search strategy for the MIK estimation is shown in Table 17-60. H&S used a three pass search strategy with octant searching. A minimum of 8 and maximum of 40 composites was required for pass 1 and pass 2. Pass 3 required a minimum of 4 samples and a maximum of 40. The search strategy for the H&S OK estimates was similar, except that the maximum number of samples was reduced to 32 samples. An octant based search was used with a minimum of 4 octants with 2 samples per octant required for all passes.

Table 17-60: Perseverance – MIK Estimation Search Strategy for Zone D

Parameter	Search Radii (m)			Search Type	Composites		Min No. Octants
	Minor	Semi-Major	Major		Minimum	Maximum
Pass 1	5	30	30	Ellipse	8	40	8
Pass 2	5	60	60	Ellipse	8	40	8
Pass 3	10	60	60	Ellipse	4	40	4

The PGM estimation search strategy for Zone A is shown in Table 17-61

Table 17-61: Perseverance - OK Estimation Search Strategy for Zone A

Parameter	Search Radii (m)			Search Type	Composites		Min No. Octants
	Minor	Semi-Major	Major		Minimum	Maximum
Pass 1	3	15	15	Ellipse	8	32	4
Pass 2	6	30	30	Ellipse	8	32	4
Pass 3	12	60	60	Ellipse	8	32	4

Table 17-62 summarises the orientation of the search ellipsoids and variogram models for each zone estimated by H&S. Each zone was estimated separately using hard domain boundaries. The two sub-domains within Zone D were estimated using soft boundaries.

17-59	MQes

Table 17-62: Perseverance – Search Orientations for Zone D, Zone B, Hulk and Hercules Lens

Lens	Zone D, Domain 1	Zone D, Domain 2	Zone B	Hulk Lens	Hercules Lens
Search Orientation (H&S)
X Rotation	0	0	0	0	0
Y Rotation	5	-10	5	15	10
Z Rotation	10	0	5	-10	10
Main Axis Orientation	85°A100°	80°A180°	85°A095°	75°A080°	80°A100°

Table 17-63 summarises the search and variogram orientations for Zone A for the PGM OK estimates.

Table 17-63: Perseverance – Search and Variogram Orientations for PGM Zone A Estimations

Zone	X Rot.	Y Rot.	Z Rot.
Gold Zone A Search and Variography Orientations
Sub domain 1
	265	-55	0
Sub domain 2	265	-81	0
Sub domain 3	100	-87	0
Other Elements Variography
All Domains	90	-90	0
Other Elements Search
Ag	270	-85	0
Bi	90	-90	0
Cu - Footwall	90	-87	0
Cu – Other	90	-90	0
Pb	270	-85	0
Zn	90	-90	0
Density	90	-90	0
Fe	90	-90	0

Classification

The resource was classified based upon estimation search pass and geological continuity. For Zone A, pass 1 was classified as Measured, pass 2 as Indicated and pass 3 as Inferred. For the other zones, blocks that were estimated in pass 1 were classified as Indicated and blocks that were estimated in pass 2 or pass 3 were classified as Inferred.

17-60	MQes

Figure 17.11: Perseverance – Long Section Showing Mineral Resource Classification for Reported Blocks

17-61	MQes

Figure 17.12: Perseverance – Long section Showing Gold Grade for Reported Blocks

17-62	MQes

17.7 RSG Global Comments

Resources have been categorised on a block-by-block basis, i.e. without consolidation into larger areas of the same category. RSG Global normally prefers classification into consolidated areas, taking into account the data quality, the geological confidence and the estimation quality. The use of classifying resources by estimation pass should be reviewed for future resource updates.

Mount Boppy

RSG Global reviewed the estimation procedures, statistics and classification for Mount Boppy based upon the supplied resource report. The Mount Boppy estimate accounts for less than 5% of the total PGM resource quantum and is currently not a material portion of the resources inventory. Future estimates should consider separating grade control drilling from the surface drilling for the purpose of resource estimation.

The block model parent cell size was choses as a compromise between data spacing and mining requirements. Future estimations should consider mathematical change of support to produce a resource estimate that takes into account the degree of selectivity envisaged during mining.

Based on the available data RSG Global considers the resource estimate and classification for Mount Boppy to be reasonable.

New Cobar

The New Cobar estimate was reviewed against supplied electronic databases, block models and mineralisation interpretations. The resource model was checked both visually and statistically against the original composite data files and showed acceptable levels of correlation.

The stated resources were checked against RSG Global regenerated tonnage and grade reports and were found to be correct. Future estimations may benefit from using a hard boundary for the Cu estimate, but the current estimate does not exhibit significant smearing. Some blocks in the waste domains contain small negative grades. This is likely due to negative kriging weights. Future estimations should adjust the Cu search pass criteria to optimise kriging weights and minimize the occurrence of overly negative weights. The difference in orientations between the OK Au variography and the search ellipse is sub-optimal. Future estimations should refine the search ellipse and variography parameters.

The use of classifying the resource based primarily upon search passes has resulted in some areas being classified as Inferred based on very sparse drill hole coverage. Such areas would have been more suitably coded as unclassified. This is not considered material for the current resource, but the classification procedure should be reviewed for future estimations.

17-63	MQes

A density of 2.75t/m3 was used for blocks which did not have a density value estimated. A higher value may have been more appropriate (e.g. 2.84t/m3), but this does not materially affect the resource.

The New Cobar variography was generated using H&S GS3 software. The resulting variography is difficult to review and visualize to third parties. RSG Global reccomends that future variography should use traditional variography with consistant orientations to enable better review and cross checking.

Based on the review, RSG Global concludes that the New Cobar resource estimate and classification is appropriate.

Chesney

The Chesney estimates were checked against supplied electronic databases, block models and mineralisation interpretations. The resource model was checked both visually and statistically against the original composite data file for the sulphide resource and showed acceptable levels of correlation. The use of hard boundaries for the estimations is considered appropriate.

The Chesney Oxide block model parent cell size was chosen as a compromise between data spacing and mining requirements. Future estimations should consider mathematical change of support to produce a resource estimate that takes into account the degree of selectivity envisaged during mining.

The search ellipse for the current MIK estimation is slightly different than the orientation of the MIK variography (7° in bearing, 5° in dip). Future estimations may benefit from orientating the sample search ellipse to match that of the variography.

Based on the review, RSG Global concludes that the Chesney resources and classification are reasonable.

New Occidental

The New Occidental estimate was checked against supplied electronic databases, block models and mineralisation interpretations. The resource model was checked both visually and statistically against the original composite data file and showed acceptable levels of correlation.

RSG Global concludes that the New Occidental resource and classification is reasonable.

17-64	MQes

Peak and Pereseverance

The Peak estimate was checked against supplied electronic databases, block models and mineralisation interpretations. The resource model was checked both visually and statistically against the original composite data file and showed acceptable levels of correlation.

The use of classifying the resource based primarily on search passes has resulted in some areas being classified as Inferred based on a very sparse drill hole coverage. This is not considered material for the current resource, but should be reviewed for future estimations.

RSG Global concludes that the Peak and Perseverance resources and classification are reasonable.

17.8 Resource Reporting

Two methods have been used to quote the PGM Mineral Resources. Mount Boppy has been reported over a 3g/t Au cut-off. The other resources have been reported on the basis of a net smelter return value (NSR) of AU$80 per tonne cut-off.

The NSR value was calculated by PGM to take into account gold, copper and silver grades, metallurgical recoveries and deleterious element penalties. The NSR cut-off of AU$80 represents in-situ gold and copper grades in the range of between approximately 3.8g/t Au and 0.02% Cu to 1.2g/t Au and 2% Cu.

For the Peak Upper resource, significant grades of both lead and zinc were experienced and were treated as credits in the NSR calculation. Penalty elements include Bi and Pb (for Perseverance ore). The NSR values were coded into the site Vulcan block models using scripts by PGM staff.

The assumptions used for the NSR calculation in the December 2006 resource reporting are as follows:

  Gold price – US$525/oz
  Cu price - $US1.50/lb
  Ag price – US$8.00/oz
  Exchange rate - $US0.75.

For the Peak Upper Pb/Zn zone the following assumptions were used in the NSR calculation:

  Zn price – US$0.80/lb
  Pb price – US$0.35/lb
17-65	MQes

In general terms, the NSR is equivalent to the revenue generating capacity of the material less the downstream costs and penalties associated with recovering the contained metal. The NSR formula incorporates parameters for multi element metal prices (e.g. Au, Ag, cu), metallurgical recoveries, smelting and refining costs and penalties, government royalties and transport costs. The NSR calculation can be summarised as:

NSR= Revenue of Recovered Metals – (Smelter Cost + Refining Cost and Penalties + Royalties +Transport Costs)

The AU$80 cut-off grade was calculated by PGM staff using the following formulae:

Cut-off ($/t) = mining costs + processing costs + administrative costs + sustaining capital.

RSG Global notes that the US$525/oz gold price is significantly below the current spot gold price of US$665/oz and the Cu price used of US$1.50/lb is significantly below the current spot copper price of US$3.10/lb.

The resources for the PGM properties have been classified as Measured, Indicated and Inferred Resources based upon the criteria discussed in Section 17.6. The grade tonnage reports for each deposit are provided as Table 17-64.

17-66	MQes

Table 17-64: PGM Statement of Mineral Resources (Exclusive of Reserves) as of December 2006

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)
(excluding Proven and Probable Ore Reserves)
Deposit	Category	Tonnes (000s)	Grade		Contained Metal
			Gold (grams per tonne)	Copper (%)	Gold (000 ounces)	Copper (000 pounds)

Peak	Measured	214	5.76	0.61	40	2,872
	Indicated	262	4.36	0.74	37	4,275
	Measured + Indicated	476	4.99	0.68	76	7,147
	Inferred	47	5.25	0.40	8	418

New Occidental	Measured	73	8.24	0.29	19	465
	Indicated	189	6.50	0.18	40	751
	Measured + Indicated	262	6.98	0.21	59	1,216
	Inferred	433	7.04	0.17	98	1,624

Perseverance	Measured	226	4.85	1.56	35	7765
	Indicated	534	5.03	1.32	86	15,526
	Measured + Indicated	759	4.98	1.39	121	23,291
	Inferred	1,080	7.24	0.72	251	17,137

New Cobar	Measured	300	5.02	0.72	48	4,768
	Indicated	237	4.87	0.65	37	3,394
	Measured + Indicated	537	4.95	0.69	86	8,163
	Inferred	240	4.56	0.53	35	2,805

Chesney (oxide)	Measured	429	0.84	1.18	12	11,149
	Indicated	154	1.45	0.95	7	3,225
	Measured + Indicated	583	1.00	1.12	19	14,374
	Inferred	1	1.48	0.46	0.1	13

Chesney (sulphide)	Measured
	Indicated	736	2.81	2.00	66	32,444
	Measured + Indicated	736	2.81	2.00	66	32,444
	Inferred	28	1.45	2.24	1	1,379

Mt Boppy	Measured
	Indicated	164	5.86	-	31
	Measured + Indicated	164	5.86	-	31
	Inferred	162	4.23	-	22

Total	Measured	1,241	3.86	0.99	154	27,020
	Indicated	2,276	4.16	1.19	304	59,616

	Measured + Indicated	3,517	4.05	1.12	458	86,636

	Inferred	1,991	6.50	0.53	416	23,375

17-67	MQes

(1)

The Mineral Resources for the Peak Mine deposits set out in the table above have been estimated by PGM and reviewed by N. Inwood who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(2)

The Mineral Resources were estimated using three-dimensional multiple indicator and ordinary kriged block models, constrained by geological and grade domains.

(3)

A$80 net smelter return cut-off was applied to all in-situ Mineral Resources, along with appropriate recoveries.

(4)

Included in the Mineral Resources are portions of Ore Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic. Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(5)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(6)

Numbers may not add up due to rounding.

17.9 Mineral Reserve Methodology

    17.9.1 Estimation of Breakeven Net Smelter Return

Net Smelter Return ("NSR") is the revenue generating capacity of a particular block of material, less the downstream value adding costs. The NSR may be summarized as:

NSR= Revenue of Recovered Metals – (Smelter Cost + Refining Cost and Penalties + Royalties +Transport Costs)

PGM measures the NSR in Australian dollars and the NSR grade (NSR/tonne) is measured in Australian Dollars per tonne (A$/t).

PGM calculates the NSR within the resource model using the criteria shown in Table 17-65 toTable 17-67.

Table 17-65: Metal Sales Prices

Metal	Unit	Sales Price US$	Sales Price A$ [1]
Gold	troy oz	450	600
Copper	lb	1.25	1.67
Silver	troy oz	7.00	9.33
1 At an exchange rate of 1A$=0.75 US$.

Table 17-66: Process Recovery

Activity	Process Recovery %
Gold	89%
Copper	76%
Silver	61%

17-68	MQes

Table 17-67: Smelting, Refining Costs and Penalties, Royalties and Transport Costs

Cost Item	Unit	Unit Cost US$	Unit Cost A$
Bullion Refining
Gold	Per oz	1.78	2.37
Silver	Per oz	0.02	.03
Concentrates
Freight cost US$	Per t concentrate	101	134.7
Smelting Treatment Charge	Per t concentrate	70.00	93.3
Copper Refining	Per lb	0.07	0.9
Gold Refining	Per oz	4.00	5.33
Silver Refining	Per oz	0.30	0.4
Bi Penalty (each 50g>500g/t in concentrate)	Per t concentrate	1.5	2.0
Other
Royalty	Gross Sales Value	3%	3%
Moisture in Concentrate		9%	9%

The Breakeven NSR is estimated where:

Breakeven NSR (A$/t) = Site Costs of Production

PGM divides the site costs of production as follows:

Site Costs of Production =[ Operating Costs for Mine+Mill+Administration] + [Sustaining Capital for Mine + Mill Capital + Plant and Equipment]

Mineral Reserves as at the December 2006 are estimated using a forecast of 2007 activity based on the 2006 budget expenditure as shown in Table 17-68.

Table 17-68: Estimate of 2007 Site Costs of Production

Cost Item	Unit Cost A$/t
Operating Costs
Mine	32.36
Process	20.32
Administration	7.43
Sustaining Capital
Mine	19.41
Mill + Plant & Equipment	17.57
Total Site Cost of Production [1]	97.09

1)     For the purposes of Mineral Reserve Estimation the Total Site Cost of Production, and hence the Breakeven NSR was rounded up to A$100/t

    17.9.2 Stope Planning, Dilution and Ore Losses

Vulcan Mine Planning software system is utilized at PGM for the planning of stoping operations. The block model is cross sectioned at 5m intervals and these sections are used, in conjunction with geological cross section showing the ore domain boundaries. Stope boundaries are digitised on screen. Grade contours are also used as a check.

17-69	MQes

Minimum planned stope width is 4m. Where Mineral Resources are less than 4m in width, additional adjacent material is included in the stope tonnage and grade such that minimum stope width, prior to the effects of external dilution, is 4m.

A stope may be re-designed several times in order to establish an optimum shape, suitable for mining. The digitised stopes on sections are then used to create a 3D solid model of each stope. For each stope an estimate of the diluting wall rock is applied at the grade indicated by the resource model. An estimate of ore recovery is applied to each diluted stope followed by an estimate of rockfill dilution, at zero grade, that will be delivered to the process plant. The stope models are analysed for tonnes and grade using an NSR of A$100 as a cut-off (breakeven) NSR for Mineral Reserves.

The dilution, ore losses and modifying factors estimated for the mining of the Mineral Resources included in LOM schedule are shown in Table 17-69.

Table 17-69: Dilution, Ore Losses and Modifying Factors

Location	Average Modifying Factor	Tonnes 000’s	Au g/t	Cu %	Ag G/t	Contained Metal
						Au kg	Cu t	Ag kg
Peak Mine
LOM Measured Resource		471	9.4	1.0	7.9	4,420	4,840	3,720
Dilution from Stope Walls	15%	72	4.1	0.6	6.1	290	450	440
Ore Recovery	91%	- 47	9.2	0.8	7.0	- 436	- 390	- 330
Dilution from Rockfill	4%	20
Proven Mineral Reserve		516	8.3	0.95	7.4	4,280	4,900	3,830

LOM Indicated Resource		512	8.6	0.7	5.0	4,420	3,410	2,550
Dilution from Stope Walls	13%	66	3.4	0.4	3.6	230	280	236
Ore Recovery	94%	- 34	7.9	0.7	5.3	- 270	- 230	- 180
Dilution from Rockfill	2%	10
Probable Mineral Reserve		554	7.9	0.6	4.7	4,380	3,460	2,610

New Cobar Mine
LOM Measured Resource		201	6.0	0.8	5.3	1,210	1,530	1,070
Dilution from Stope Walls	24%	48	3.8	0.6	4.0	180	310	190
Ore Recovery	95%	- 12	5.6	0.7	5.1	- 70	- 90	- 60
Dilution from Rockfill	3%	6
Proven Mineral Reserve		242	5.5	0.7	4.9	1,320	1,740	1,120

LOM Indicated Resource		82	6.5	0.6	3.5	530	500	280
Dilution from Stope Walls	19%	16	3.7	0.6	3.2	60	90	50
Ore Recovery	95%	-5	6.0	0.6	3.4	- 30	- 30	-20
Dilution from Rockfill	6%	6
Probable Mineral Reserve		98	5.7	0.6	3.2	556	560	317
Additions subject to the effects of rounding.

17-70	MQes

    17.9.3 Mount Boppy

Mineralisation at Mount Boppy includes Indicated Resources of 145,000t with a gold grade of 6.5g/t. PGM converted these resources to Mineral Reserves but noted as follows:

"Although this project makes a loss at Reserve prices the Mt Boppy mining project has been approved by the Goldcorp Board, it is expected to be mined thus and forms part of the reserve. The Measured and Indicated Resource tonnes and grades will be diluted and included in the reserves report on this basis."

MQes examined the economic analysis completed by PGM. MQes noted that in order to generate a positive undiscounted net cashflow, the project required a gold sales price approximately ten percent higher than the $450/troy oz used to estimate Mineral Reserves.

In the opinion of MQes, this material does not meet the economic requirements of the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 11, 2005). MQes has therefore excluded this material from the audited Mineral Reserve shown in Table 17-10.

17.10 Audited Mineral Reserve Statement

The audited Mineral Reserve Statement in compliance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 11, 2005) is shown in Table 17-70.

17-71	MQes

Table 17-70: Peak Gold Mines Pty Ltd – MQes Audited Mineral Reserve Statement dated 1 January 2007

Deposit	Category	Tonnes (000s)	Grade		Contained Metal
			Gold (grams per tonne)	Copper (%)	Gold (000 ounces)	Copper (000 pounds)

Peak	Proven	112	9.47	0.74	34	1,834
	Probable	121	4.64	0.61	18	1,628

	Proven +	233	6.96	0.67	52	3,462
	Probable

New Occidental	Proven	184	7.89	0.15	47	607
	Probable	84	6.58	0.16	18	295

	Proven +	267	7.48	0.15	64	902
	Probable

Perseverance	Proven	219	8.05	1.73	57	8,376
	Probable	350	8.98	0.69	101	5,319

	Proven +	569	8.62	1.09	158	13,695
	Probable

Surface Stockpiles	Proven	190	3.94	0.73	24	3,058
	Probable	-	-	-	-	-

	Proven +	190	3.94	0.73	24	3,058
	Probable

New Cobar	Proven	242	5.47	0.72	43	3,846
(underground)	Probable	98	5.66	0.57	18	1,235

	Proven +	340	5.52	0.68	61	5,082
	Probable

Mt Boppy	Proven	-	-	-	-	-
	Probable	-	-	-	-	-

	Proven +	-	-	-	-	-
	Probable

Reclaim Stockpiles	Proven	-	-	-	-	-
	Probable	75	2.00	0.65	5	1,071

	Proven +	75	2.00	0.65	5	1,071
	Probable

Total	Proven	948	6.70	0.85	204	17,720
	Probable	727	6.82	0.62	164	9,956

	Proven +	1,675	6.75	0.74	368	27,241
	Probable

1) The Mineral Reserves have been reported with the classification criteria of the CIM Definition Standards.
2) The Mineral Reserve was prepared by PGM and audited and adjusted by Mr Geoffrey Challiner C.Eng MIMM.
3) Tonnes and grade of Mineral Reserves are stated on the basis of delivery to plant.
4) Mineral Reserves are included in the Mineral Resources.
5) Additions subject to the effects of rounding.

17-72	MQes

17.11 MQes Comments

Except as noted below MQes is satisfied with the estimation methodology and classification criteria used by PGM to convert the Mineral Resources to Mineral Reserves.

17.11.1 Breakeven NSR Value

PGM has used a Breakeven NSR cut off value of A$100 to estimate Mineral Reserves in December 2006. The same breakeven value has been used by MQes for the declaration of Audited Mineral Reserves in this report. The Breakeven NSR value was estimated using a forecast of 2007 activity based on the 2006 budget expenditure. In 2006, mine production was below budget (Table 17-71) and mining costs, in particular, were higher than has been used to estimate the Breakeven NSR cut-off value.

Table 17-71: Deviation of 2006 Mining Costs from Budget

Cost Item	Unit Cost A$/t
	2006 Budget	2006 Actual	Breakeven NSR for end 2006 Mineral Reserves
Operating Costs
Mine Operating Cost	36.16	44.39	32.36
Mining Capital Development Cost	14.68	20.75	19.41
Total	50.83	65.14	51.77

MQes cautions that actual production costs in 2006 exceeded the mining costs used to estimate Mineral Reserves. MQes recommends that PGM re-evaluate the Breakeven NSR cut-off value used to estimate and adjust Mineral Reserves as necessary.

17.11.2 Mount Boppy

In the opinion of MQes, the Indicated Mineral Resources at Mount Boppy do not meet the economic requirements of the CIM Definition Standards on Mineral Resources and Reserves, 2005. MQes has therefore excluded this material from the audited Mineral Reserve.

Notwithstanding, in August 2006, PGM entered into an agreement with Polymetals for the mining of this material. The agreement provides that:

"PGM covenenants that it will …… use reasonable endeavours to achieve ore production at 80% of the maximum rate by January 2008"

Furthermore,

"PGM shall ensure that in each twelve month period following the Commissioning Date at least 150,000 tonnes of ore from the Open Cut Area is milled. This obligation ceases upon the earlier of (1) production of 50,000oz of gold product from the Open Cut Area", and, (2) the exhaustion of Open Cut Area ore."

17-73	MQes

MQes was informed by PGM that it believes that the metal sales price of gold will exceed the US$450/oz used by PGM and MQes for the economic definition of Mineral Reserves at December 31 2006. At the time of the preparation of this Technical Report the spot price for gold was $661/oz (25 March 2007). At this higher gold price, MQes would expect the planned mining programme at Mount Boppy to generate a positive undiscounted net cash flow.

MQes has excluded the cost and revenue effects of mining at Mount Boppy in its economic analyses (Section 19.7). Notwithstanding, internal PGM production schedules indicate that mining will commence in September 2007 from Indicated and Inferred Mineral Resources and will continue until 2011. MQes cautions that there is financial risk in the mining of this material.

17-74	MQes

SECTION 18
OTHER RELEVANT DATA AND INFORMATION

18.0 OTHER RELEVANT DATA AND INFORMATION

MQes is not aware of any relevant data or information that is not presented in this report.

18-1	MQes

SECTION 19
ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

19.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

19.1 Mining Operations

Current mine production operations are located in two underground mines. The local area has been mined over a long period of time. Current mining is from zones, which are contiguous to, or nearby, earlier mined out areas.

The New Occidental and Perseverance mining zones are accessed via infrastructure originally developed to mine the Peak deposit. Mining operations at the New Cobar open pit ceased in early 2004. The currently active New Cobar mining zone is below the open pit and is accessed via a decline mined from within the open pit. Development mined from the New Cobar decline for exploration of the adjacent Chesney zone was in progress at the time of the MQes site visit. The underground workings for access to the New Cobar and Chesney zones are separate from those workings that access the Peak, New Occidental and Perseverance zones.

Production operations have been underway at New Occidental since 2001, Perseverance since 2003 and the underground operations at New Cobar since 2005.

An updated Mining Operation Plan for Peak, New Occidental, Perseverance, New Cobar and Chesney for the period 2005-2010 was approved by the Department of Primary Industries in 2005.

In August 2006, PGM entered into a joint venture agreement with Polymetals to extend the existing Mount Boppy open pit, located approximately 45km to the west of the Peak Mine. PGM plans that mining operations will be undertaken by a mining contractor and will commence during 2007.

19.1.1 Underground Mining Operations

The New Occidental and Perseverance orebodies are accessed from the Peak Mine infrastructure, where the Peak ore is essentially exhausted. Historically, the New Occidental zone was mined from 56 Level (560 metres below surface "mbs") to surface, prior to 1952. In 2001, PGM commenced mining from the 92 Level (920 mbs) towards the old workings above. At the time of the MQes site visit production operations were confined to the pillar remaining below 56 Level, between the PGM operations and the old workings above. PGM has commenced development below 92 Level and plans to recommence production mining on the 102 Level, advancing upwards to the 92 Level.

19-1	MQes

The Perseverance deposit was unexploited prior to the commencement of PGM’s production operations in 2003.

The zones are accessed from the Peak infrastructure by declines along the general strike direction of the Peak Shear and GCF. A decline, of some 800m, connects the Perseverance zone, while access to the New Occidental zone is via a 1:10 decline of some 3km from the Peak infrastructure. Both declines, which are 5m x 5.5m excavations, provide for up to 55-t truck haulage from the two zones to the Peak crushing and hoisting infrastructure.

The Peak Mine infrastructure includes a 5.3m diameter concrete-lined shaft to a depth of 740m. The hoisting system is designed to provide capacity of up to 800,000 t/y. The main winder is a ground-mounted, 814kW friction winder running a single 10t pay load skip, counterweighted by a 26-man cage connected by four 28mm head ropes and two 40mm tail ropes. The auxiliary winder is a ground-mounted, 140kW single drum winder hoisting a double deck, six-man cage, on fixed guides, in a bratticed compartment in the shaft. Like the main cage, the auxiliary winder can be operated in automatic, semiautomatic and manual modes.

PGM is currently extending the Peak Mine access ramp towards surface. Development of a decline from surface to meet this ramp will commence during the first half of 2007. Once connection is made, PGM plans to transport materials and equipment through the ramp rather than via the shaft. This will increase the time available for rock hoisting.

Ore from New Occidental and Perseverance is hauled to the Peak Mine crushing station, where a 1200mm x 1050mm Jaques double toggle jaw crusher is installed, located between the 630 and 680 Levels. Crushed ore is loaded into the 10t skip and hoisted to the surface, where it is stockpiled for milling.

Peak Mine

The mining of remnants around the Peak workings commenced in 2006 from the 715 Level. A ramp was extended upwards to access remaining reserves in similar remnants up to the 320m Level. At the time of the MQes site visit, this ramp was being extended from the 320m Level for connection to surface. PGM plans to commence development of the decline from a portal on surface in mid 2007, with final connection of the ramp system between the underground mine and surface in 2008.

New Occidental

The 3km decline, from the Peak Mine infrastructure, provides access to the New Occidental mineralization at approximately 900 mbs (90 Level). The 90 Level is the main level for the zone, and includes explosives magazines, fuel bay, service bay, refuge station, store and lunch room.

19-2	MQes

Stoping operations at New Occidental commenced in 2001 on the 92 Level and have progressed upwards towards the old workings. The orebody is a tabular lens that dips at 85o east, plunges north at 80-85o. The lens has a strike length of about 200m and is up to 22m wide, with an average thickness of some 9 m. The New Occidental lens remains open at depth. The hangingwall is formed by Chesney Sandstones and the footwall by Great Cobar Slate. The orebody geometry and geotechnical attributes of the ore and host rocks resulted in the selection of conventional long-hole stoping, with post waste rock backfill, as the most suitable mining method for ore extraction. Longitudinal stopes are utilized along the orebody strike length of some 200 m. Stope width is determined by the width of the ore, subject to a minimum 4m stope width. The 5m high stope drilling drives are on 20m vertical centres.

The operations consist of large size development headings (up to 5m high x 6m wide), with access development in the hangingwall sandstones. Development utilizes Twin-boom Tamrock Minimatic electro-hydraulic jumbos, with stope drilling carried out by an Atlas Copco Simba M6C rig with ground support drilled with a Tamrock Cabolter rig. Standard development support is provided by 2.4m split sets, supplemented by mesh where necessary and 6m cable bolts at intersections. ANFO is the primary explosive used with stick cartridges where necessitated by wet holes. Non electric millisecond delay detonators are used for initiation. Ore loading utilizes Caterpillar 8m3 scoops with truck haulage, via the internal ramp and the decline, to the crusher at the Peak shaft. The scoops are equipped with remote control capability to permit access into stopes, for recovery of broken ore under unsupported openings. The ore is loaded by scoop into 40t and 55t Caterpillar trucks for delivery to the 630 Level crusher dump. A separate waste pass is available on 630 Level for the hoisting of uncrushed waste that is not directly backfilled into stopes.

Prior to backfilling, stopes walls are surveyed using a laser Optech instrument. The surveys are used for individual stope reconciliation.

Initially, high dilution and ore losses of up to 42% and 11% respectively were experienced when mining commenced in 2001. This was principally due to blasting damage on the weak stope walls, caused by the large diameter blast holes initially used.

The blast hole size was reduced from 102 mm to 89 mm. Additional, lightly charged, pre-splitting blast holes were drilled parallel to the hangingwall to minimise damage to the hangingwall waste rocks. Cable bolts were installed from the stope drilling drives in both the hangingwall and footwall of the stopes using a cablebolting jumbo. These improvements in mining practices resulted in decreased dilution and improved recovery to around 18% and 8% respectively.

By the time of the MQes site visit, final mining of the pillar remaining between the PGM and historic workings was taking place. PGM reported that ore recovery was exceeding expectations.
19-3	MQes

PGM has commenced development below 92 Level and plans to recommence production mining of the New Occidental Deeps area on the 102 Level, advancing upwards to the 92 Level. This mining will commence in mid 2007 using similar techniques as those adopted to mine the reserves above 92 Level. The dilution control techniques developed in previous mining will also be adopted for the mining of stopes in this area.

The operations that were visited by MQes were dry, adequately ventilated and appear to be run in an orderly manner. The development headings are well supported with regular patterned split set bolting, through mesh where dictated by ground conditions.

Perseverance

Three zones of mineralization have been identified within the upper portion of the Perseverance system. Zones A, B and Hulk Lens are adjacent to each other and lie in the upper half of the system above the 9100m Level with an elevation of 1,110 mbs, whilst Perseverance Deep lies beneath and trends to the south. Production from the upper portion of Perseverance commenced production in 2003. Two lenses are currently mined; Perseverance and Corvus.

The Perseverance Lens plunges steeply to the south, dipping at between 75 and 80o to the west. The lens has a strike length up to 150m and varies in width from 1.4m to 9m, with an average of 3.7 m. Reserves extend from the top of the lens at the 9405m Level to the 8800m Level. The Perseverance Lens is open at depth. The western hanging wall consists of Chesney Formation sandstone below the 9300m Level, with the hanging wall sediments progressively becoming finer grained as the Chesney Formation grades upwards into the Great Cobar Slate. The footwall consists of Chesney Formation sandstone and the Peak Rhyolite. The wall rocks are generally fair to good from a geotechnical perspective.

The separation between the Perseverance and Corvus lenses varies from 1m to 25 m, increasing with depth. Corvus Lens Reserves are located between 9280m Level and 9160m Level. The lens dips between 75o to the west to vertical, with a strike length of up to 150m and a width between 1 and 4.5m (mean 2.5m). The Corvus lens is hosted exclusively within the rhyolitic intrusive and Chesney Formation sandstone at depth.

Mining methods, similar to those used at New Occidental, were adopted for Perseverance and Corvus lenses. The stoping sequence was planned from bottom to top. Dilution is around 17% with ore recovery of about 90%.

Production will commence from the Perseverance Deep below 9100m Level in mid 2008 using similar mining methods.

19-4	MQes

New Cobar and Chesney

The New Cobar open pit ceased operations in 2004. A feasibility study for the New Cobar underground mine was completed in May 2004. A 1:6.5 gradient decline was mined to access Reserves adjacent to historic workings from underground. Mining of the decline commenced from the east wall within the open pit at an elevation of 10180mRL, some 20m above the bottom of the open pit.

Mining methods used are similar to those used at New Occidental and Perseverance. Mine plans call for production to continue adjacent to and below the historic underground workings (approximately 200 metres below the surface) to a depth of approximately 600 metres. These workings were dewatered from the surface via the original mine’s shaft. Thereafter, controlled dewatering of the historic workings has continued as the decline progressed.

Mining of a 700m drive to connect New Cobar with the underground resource at Chesney to provide access for additional exploration drilling was nearing completion at the time of the MQes site visit. Dewatering of the old Chesney shaft and workings commenced in 2007.

Stoping at New Cobar commenced in October 2005 and will continue until 2011.

The operations that were visited by MQes were dry, adequately ventilated and appear to be run in an orderly manner. The development headings are well supported with a 50mm thick layer of fibre re-inforced shotcrete followed by installation of 2.4m split sets.

19.1.2 Mining Equipment

MQes visited surface and underground equipment maintenance facilities. The facilities appeared to be spacious and well equipped. The mobile equipment in use varies in age. PGM reported that equipment was replaced at the end of economic life and MQes noted various recently purchased items in operation. Fleet availabilities and hourly costs were within normal ranges.

A list of underground mobile equipment in use at the time of the site visit is provided in Table 19-1.

19-5	MQes

Table 19-1: Mine Mobile Equipment Fleets

Description	Equipment Type	Peak	New Cobar
Development Jumbo	Tamrock H205D	1	1
	Tamrock Axera D07	2
Longhole Jumbo	Simba M6C	1
	Simba 1357		1
Cablebolt Jumbo	Tamrock Cabolter H530	1
Scooptrams	Caterpillar R2900	4
	Toro 1400	1
	Toro 0010		1
	Caterpillar R1700		1
Trucks	Caterpillar 40t	1	1
	Caterpillar 55t	3
Utility	Jacon Shotcrete		1
	Caterpillar IT18	2	2
	ISUZU Fuel Truck	1
	ISUZU Stores Truck	1
	ISUZU Truck	1
	Cat 924G Loader/Forklift	3	1
	Cat 924G IT	1	1
	Caterpillar 12G Grader	1
	Kubota R410 Forklift	2
	Toyota Landcruiser	12	4

19.1.3 Grade Control

Development drives in ore is planned to be located just inside the hangingwall contact. This permits pre-split drilling parallel to the hangingwall to minimize blasting damage to the waste hangingwall and therefore minimize dilution. The ore hangingwall and footwall contacts are not visible therefore assay grade control from chip sampling is required to maintain the optimum position relative to the hangingwall. Return of assay results was reported to be 24 hours. This rate of return is satisfactory and permits orderly mining of the stope development.

PGM operates a drawpoint cut-off grade based on an NSR calculated to cover all site operating costs after loading. In 2007 the breakeven drawpoint NSR was $64.44. All scooptram operators are trained to take grab samples which are then assayed and the NSR is calculated. Grab sample results are used as a method of reconciliation to determine the performance of the grade models versus mill production on a monthly basis. Grab samples, in conjunction with the Optech laser surveys, are used for final reconciliation of completed stopes.

19-6	MQes

19.1.4 Ventilation

Three additional major airways have been developed in order to ventilate the workings of the New Occidental and Perseverance operations. A 4.1m diameter airway at Perseverance, and 3.0m intake and 4.1m diameter return airways at New Occidental, were raise-bored from surface over lengths of some 850 m. PGM is undertaking studies to confirm whether refrigeration will be required to cool ventilating air for extraction of ore from the Perseverance Deeps area.

At New Cobar a 2.4m return raise was raise bored from surface. Fans located at the return raise provide a circulating air volume of 100m3/s.

During the site visit, MQes considered ventilation conditions observed underground to be satisfactory.

19.1.5 Dewatering

All historic workings in the New Cobar Mine flooded after the conclusion of mining operations. As new development extends downwards, adjacent to old workings, drainage holes are drilled to permit the controlled drainage of the historic workings. Pressure measurements are taken to measure drainage progress and PGM ensures that adjacent workings are drained prior to the commencement of production operations. There are no major aquifers in the Peak Mine area and little rainfall to re-charge the historic workings. Notwithstanding, there is minor re-charge of the historic workings and occasional intersection of minor waterflows by active development. All water is handled by the mine pumping systems at a rate of 550,000 l/day.

Underground exploration at Chesney is planned for 2008. Exploration development mined from the New Cobar decline will be suspended before reaching the historic works pending dewatering of the Chesney Mine. Pumping at the Chesney shaft commenced shortly before the MQes visit. At the time of the MQes site visit the pump had been withdrawn to surface from the Chesney shaft for repair but it was to be replaced after repair.

19.1.6 Open Pit Design and Considerations

New Cobar

The New Cobar open pit was operated between June 2001 to February 2004. Ore recovered totaled 1,017,000t @ 3.55g/t gold (including 230,000t of tailings fill), with 440,000t @ 0.72% copper inclusive. This equates to 116,100oz gold and 315t copper. The pit ultimate floor reached 10155mRL, 150 meters below surface. Final pit walls had an overall slope angle of between 55 and 60o.

19-7	MQes

On completion of the pit a decline was mined from the western pit wall, 20m above pit bottom to access reserves at depth. The western pit wall therefore requires maintenance to protect access to the decline portal. The bench wall adjacent to the decline portal has been shotcreted and bolted. Monitoring of pit wall stability is ongoing. Pit walls are visually inspected on a monthly basis and are scaled as required. At the time of the MQes site visit the condition of the pit walls and roadways appeared satisfactory for continuing safe access to the underground mine.

Mount Boppy

Initial planning of pit shells was undertaken in August 2006 by AMC Consultants Pty Ltd using Whittle Four-XTM software. Further study was undertaken by Coffey Mining Pty Ltd in November 2006 which built upon and expanded the initial planning to form a practical plan or mining. The bench height will be 5m with a batter height of 20m. The batter angles to be adopted for the pit walls in weathered material vary from 550 in the west wall to 650 in the east wall. Batter angles in fresh material will be 700. The access ramp will be developed in the eastern wall of the pit. Underground workings exist within the mining lease area and will be present and persistent as the pit extension is being developed. The majority of the known stopes have been filled during previous underground activity. Dilution and ore loss estimates of 10% and 5% respectively were used in planning. The current stripping ratio is 4.3 tonnes of waste per tonne of ore.

Mining will be undertaken using a contractor. Contractor quotation estimates have been used for mine planning. A summary of all costs used by PGM to analyse the project are shown in Table 19-2.

Table 19-2: Mount Boppy Estimates of Operating Costs and Metal Recovery

Description	Value	Unit
Mining Cost	$5.50-$6.70	$/bcm
Peak Milling	$18.00	$/t
Load & Haul Ore	$7.00	$/t
Secondary Breakage and Rehandling	$2.00	$/t
Grade Control	$0.75	$/t
Administration Costs	$7.00	$/t
Mill Recovery (Gold)	75.0%	%
Mill Recovery (Silver)	70.0%	%
Royalty	3.0%	%

Using a gold price of $475/oz of gold, PGM estimated recovered gold production of 46,156oz of gold with an undiscounted negative cashflow. PGM anticipates that the spot price for gold will be higher than $475/oz during the period of gold production, 2008-2012. Although this project makes a loss at the Reserve metal prices adopted by PGM for the estimation of Mineral Reserves at 31 December 2006, the Mount Boppy mining project has been approved by the Board of Goldcorp Inc. There is an agreement in place (Section 4.3.2) in which PGM has confirmed commencement of mining in 2007 and a minimum rate of production after commissioning.

19-8	MQes

19.1.7 Mine Planning

Vulcan Mine Planning software system is utilized at PGM for the planning of underground development and stoping operations. Drilling and blasting layout preparation is also computerised. The block model is cross sectioned at 5m intervals and these sections are used, in conjunction with geological cross section showing the ore domain boundaries. Stope boundaries are digitised on screen. Grade contours are also used as a check. A stope may be re-designed several times in order to establish an optimum shape, suitable for mining. The digitised stopes on sections are then used to create a 3-D solid model of each stope. Modifying factors to account for dilution and recovery are applied. The stope models are analysed for tonnes and grade using an NSR of A$100 as a cut-off grade for reserves.

The mine planning methods used at PGM as discussed with mine management, appear consistent with modern practices and are implemented effectively. The liaison between the different departments appears sound and the process from exploration, evaluation, through definition drilling to long term and short term planning is effective.

19.1.8 Mining Performance

Actual activity and cost data for the period 2005 and 2006 is compared to budget in Table 19-3.

Table 19-3: 2005 to 2006 Mine Activity and Cost Data

		2005		2006
		Budget	Actual	Budget	Actual
Ore Hoisted	t	585,574	529,779	690,080	558,897
Au grade	g/t	7.75	7.75	7.40	6.70
Cu grade	%	0.58	0.57	0.73	0.63

Total Development	m	7,011	6,092	6,559	4,611

Operating Cost	A$/t	30.86	45.17	36.16	44.39
Development Capital	A$/t	15.97	14.19	14.68	20.75
Total U/G Mining Cost	A$/t	46.83	59.37	50.83	65.14

19.1.9 MQes Comments

MQes notes that PGM has failed to meet development and production targets in 2005 and 2006. The actual development capital unit rates (A$/t) shown in Table 19-3 cannot strictly be compared to the respective targets as development expenditure was lower due to reduced activity and production tonnage was also lower than target. The increased mining operating costs are a source for concern. It will be important for PGM to demonstrate its ability to meet development and production targets. If targets are achieved, there is potential for a reduction in actual mining operating costs.

19-9	MQes

As described in Section 19.1.6, PGM has entered into an agreement to extend the existing open pit at Mount Boppy. In order for operations to generate a positive undiscounted net cashflow a gold value of approximately 10 percent in excess of the US$450/oz, used to estimate Mineral Reserves and the economic analyses in this report, is required. PGM believes that gold prices will remain higher than US$450/oz and that it will mine profitably at Mount Boppy. There is risk in this assumption.

19.2 Tailings and Waste Facilities and Management

At New Cobar waste is placed on the surface waste dump or in completed stopes as backfill.

At Peak Mine the majority of waste mined in development is also usually placed into completed stopes as rockfill. However, in late 2006 and continuing to around mid 2007 a shortage of open stopes underground has resulted in a requirement to hoist around 15,000t to 20,000t of waste per month to surface. This material is trucked from the waste skip discharge bins in the shaft headframe to the tailings dams where rock piers are being constructed inside the dams to aid operation. PGM management reported that all waste hoisted to surface will be utilized in this manner or in rehabilitation of historical tailings dumps.

The Peak Tailings Dam is located approximately 1km west of the Peak processing plant. The tailings dam has been in operation since recent mining commenced in 1992 and currently holds in excess of 6Mt.

19.2.1 Tailings Storage Design and Operations

Thickened, 62% solids, mine tailings are pumped via tailings lines to the tailings stack located in the centre of the tailings dam. Between the plant site and the tailings dam, tailings lines are bunded to contain any tailings line failure. The tailings line traverses two drainage channels, one being an ephemeral creek. These channels are well bunded and the tailings line passed through a pipe across the creek to ensure no material can enter the creek.

Tailings are retained by the Tailings Filter Dam, and three saddle dams. An access ramp constructed of waste rock provides vehicular access to the tailings stack. The tailings lines are located on a bench paralleling the vehicular access on a lower elevation, providing ease of access.

The Tailings Runoff Dam, also called the Decant Dam or the Tailings Overflow Dam, is located south of the tailings stack. The purpose of the Tailings Runoff Dam is to store bleed water from the tailings stack, excess runoff from the tailings storage area during storm events. There is also facility to pump excess water from the recycle water dam to this area if necessary.

19-10	MQes

According to the August 2000 Report on Seismic Stability Assessment by Australian Tailings Consultants Pty Ltd, the embankment dam has a maximum height of 5m. The embankment was constructed of sandy clay above insitu soil of medium to highly plastic red brown clay. The crest and upstream slope of the embankment were protected by gravels. At the downstream toe of the embankment a short length of toe drainage was constructed using gravels.

A draft report entitled "Report for Surveillance Inspection of Dams –Biennial Audit Inspection" dated February 2007 and prepared by GHD Pty Ltd ("GHD") was provided to MQes. The report observed that the Tailings Runoff Dam appeared in good condition, except that shrubs growing on the upstream slope of the dam should be removed. GHD also recommended that the maximum operation water level in the Runoff Dam be reassessed to take into account the change in the characteristics of the catchment and the configuration of the tailings stack, using current hydrological data.

Three piezometers are installed within the tailings impoundment and four along the Tailings Runoff Dam. GHD reported that monitoring results do not indicate any unsafe or abnormal conditions in the dams.

PGM concentrator operations personnel carry out a complete inspection of the tailings impoundment system twice per shift. Additional inspections by management and environmental personnel are also conducted.

19.2.2 Water Supply and Management

It is essential to maximize water use efficiently in Cobar’s semi arid environment. There are no permanent water bodies in the area, the Cobar Shire relies on water pumped 140km from Nyngan to supply the town and local mines. Drought conditions have existed in the area since approximately 2003.

PGM is represented on the Cobar Water Board and is entitled to a raw water allocation of 1,000 million litres per year. The raw water allocation is net of evaporation, which at over 2.5m per year can account for losses of up to 50%. PGM adopts a strategy for recycling and reclaiming water to minimize raw water requirement. PGM collects all water pumped from the mines and process water for treatment and re-use.

The contaminated water management scheme is operated on a closed circuit basis with two storage structures; the recycled (process) water dam and the tailings dam. Freeboard requirements are maintained on each dam; 500mm at the recycled water dam and 700mm at the tailings facility.

19-11	MQes

Surface run-off within the plant site is classified as dirty water and enters the recycle water dam.

Mine water from underground is treated in sediment cells, where flocculant is added to depress sediments. This water is routinely monitored for pH, EC, major anions, cations and metals in addition to oils and greases. Sediment is transferred for storage on the tailings dam. After this treatment the water is considered to be of good quality and is transferred to the recycle water dam. Periodic de-silting of the recycle water dam is undertaken.

Raw water from off site is delivered to the site raw water tanks. Water from the recycle water dam is also fed to the site raw water tanks with the aim of minimizing off-site water requirements. Water for the process plant is drawn partially from the site raw water tanks and partially directly from the recycle water dam. Mine services water for underground dust suppression and surface water requirements for the ROM pad and dust suppression for haulage roads is drawn from the site raw water tanks.

A potable water allocation is provided through Cobar Shire Council. Potable water usage is approximately 9.5 million litres per year.

Peak site water usage is monitored using the CITEC plant control system, which allows real time readings to be collected. Water usage and monitoring of quality at key locations around the site are included in the Annual Environmental Management Report which is described in Section 19.5.1.

19.2.3 Surface Run-off and Control

The locations of the process plant, tailings dam and water dams were selected to permit the collection and containment of all run-off from the site followed by reclamation and re-use.

Clean run-off from the slopes above the mine site is diverted into drainage culverts around the perimeter of the site. The culverts discharge in the South Stock pond for reuse.

19.2.4 Water Balance

The water balance at PGM operations is shown in Figure 19.1.

19-12	MQes

Figure 19.1: Water Balance

Evaporation 6.9mm/day
Potable Water to Site = 26 KL/day
Raw Water to Site = 455 KL/day
Rainfall mm/day
724 KL
Raw Water
379 KL
Ground water
540 KL
10* KL
Mine 919 KL
Mill 1109 KL
Contaminated water storage pond
Evaporation
919 KL
Evaporation
9 KL
207 KL
O/F
Mine Water Settlers
Evaporation
647 KL
385 KL
Process Water Dam
113 KL
890 KL
Process Water Overflow dam
Evaporation
428 KL
Tailings Dam
Tails Runoff Dam
Daily evaporation based on average daily rates from 1962-1992 for Cobar.
Red lines indicate inputs, blue lines indicate outputs.
All values KL based on daily averages for July 05
Water in = raw water+groundwater+recycled water
Water out = to tailings dam+ evaporation.
* Daily estimate only
Water in = 1642 KL/day
Water out = 1647 KL/day
Balance = -5 KL/day

19.3 Product Transport and Sales

19.3.1 Concentrate Handling and Transport

Concentrate from the concentrate stockpile adjacent to the process plant are loaded by front end loaders to road haulage trucks. The sealed trucks travel on public roads to the point of sale at the CSA Ltd process facility, located 5km north of Cobar, a distance of approximately 15km. Concentrates are trucked from Peak Mine on a monthly basis. At CSA the concentrates are blended and stockpiled until a 5,000t cargo lot has accumulated. Approximately three shipments are made from CSA per year. The port alternatives include Port Kembla and Newcastle.

19.3.2 Concentrate Marketing

Copper concentrates with enriched grades of gold and silver are sold under contract to Glencore International AG of Baar, Switzerland. Two contracts are currently in force, the first contract dated May 2004 was originally a two year agreement but has been extended until December 2008. The contract terms have been periodically amended during the contract period. The second contract dated March 2005 commenced in January 2005 and is valid to December 2008. The contracts are similar in nature and combined account for the sales of all copper concentrates from the PGM operations.

19-13	MQes

The point of sale is at the CSA Ltd processing facility which is located 5km north of Cobar, whereupon the buyer takes responsibility for the product notwithstanding a contractual obligation for PGM to pay stipulated charges for shipment to overseas smelters. PGM also pays agreed concentrate treatment charges and refining charges. The contract terms are typical of those used at other operations elsewhere producing copper concentrates. PGM typically pays a significant penalty for bismuth content at the rate of US$2.70 per tonne of concentrate for each 0.01% exceeding 0.05%

Ninety percent of the provisional material value is advanced to PGM one month after delivery of the concentrate to CSA Ltd. Final settlement is effected on the production of finished metal.

19.3.3 Bullion Handling and Transport

Gold doré is refined by AGR Matthey in Perth, Western Australia. Transportation of the doré is performed under contract to Secured Goods Transport Pty Ltd.

19.3.4 Bullion Marketing

Bullion is sold under contract to AGR Matthey, a partnership between Western Australian Mint, Australian Gold Alliance Pty Ltd and Johnson Matthey (Aust) Ltd of Perth, Western Australia. The current contract was dated January 2005 and expires at end December 2007. The contract provides for the refining of all doré produced at the PGM operation.

Contract payments and terms are typical of similar contracts for the sale of doré at other operations elsewhere.

19.4 Infrastructure and Services

19.4.1 Introduction

The infrastructure and services required by PGM are typical for a medium sized mine and processing operation. Water supply is described in Section 19.2.2.

19.4.2 Power Supply

Power is supplied to the PGM operations under an agreement dated December 2004 with Country Energy. Maximum electricity consumption demand is 5.5MW and annual consumption is approximately 50GWh.

19-14	MQes

Power is provided via a 132kV transmission line, to a substation adjacent to the Peak Mine, where it is converted to 11kV for use on site, or transformed on site to lower voltages.

Management reported that power supply was regular with occasional outages resulting from storms and unforeseen occurrences. PGM operates two 0,8MW diesel generating units to provide emergency power, sufficient for emergency mine egress and to clear some of the processing lines.

19.4.3 Buildings

At New Cobar there is limited office space and workshops. The active area is fenced with security access and a CCTV camera.

The main buildings are located around the Peak Mine. Specious administration and technical offices are available together with changehouse facilities, workshops, stores and plant buildings. The buildings appeared fit for purpose and in a good state of repair.

The plant site is ring fenced. A permanently manned security office is located at the main gate. Access to the site is secure and well controlled via an access card operated turnstile system for pedestrians and operator controlled vehicular gates.

19.4.4 Communications

All normal forms of communications including telephones, satellite and internet are available at the site. Underground, communications are by radio and fixed telephone lines.

19.4.5 Roads

Access to the site is by sealed roads to the national road system. Some internal site roads are unsealed but these are graded and watered for dust suppression as necessary. All roads viewed during the MQes site visit appeared to be in good condition.

19.4.6 Freight

Some freight arrives to Cobar on the national rail system, however all equipment and supplies are finally delivered to site by road.

19.5 Environmental Management and Heritage Impact

19.5.1 Introduction

Descriptions regarding Environmental Management and Heritage Impact are taken from a report entitled "Annual Environmental Management Report (AEMR)" prepared by PGM and dated July 2006.

19-15	MQes

The report was prepared according to the New South Wales Department of Mineral Resources Guidelines to the Mining, Rehabilitation and Environmental Management Process, 2002 ("MREMP"). These guidelines were issued by the Department of Mineral Resources now the Department of Primary Industries.

The reporting mechanism consists of two documents:

  The "Mine Operations Plan" ("MOP") that provides a projected summary of planned and proposed operations of the mine for the next five to seven years. (Reference Section 19.1).

  The AEMR that reports yearly environmental and rehabilitation performance against actions forecast in the MOP.

The AEMR documents details of compliance with EPA licence conditions, development consent conditions as well as other statutory environmental requirements that PGM operates under. The AEMR is provided to the following bodies:

  Department of Primary Industries
  Department of Infrastructure, Planning and Natural Resources
  Department of Environment and Conservation
  Dams Safety Committee
  Cobar Shire Council

19.5.2 Licences

The environmental and operating licences held by PGM were documented in Table 4-2.

19.5.3 Environmental Controls

The AEMR documents procedures and monitoring for the following activities and materials:

  Water Management
  Waste Management
  Recyclable Materials
  General Waste
  Sewage Treatment
  Hydrocarbons
  Tailings and Tailings Dam
  Waste Rock
  Hazardous Material Movement
  Fuel Containment
  Noise, Vibration and Dust
  Groundwater, Surface Water, Process Water and Potable Water
  Flora and Fauna
19-16	MQes

During the year July 2005 to June 2006, 22 environmental incidents occurred and were reported to the EPA if required by PGM’s licence conditions. Of the 22 incidents, 21 were classified as "Low Hazard" and the remaining incident was unclassified. No very high ranking environmental issues were identified.

An External Environmental Audit of PGM operations was undertaken by Enesar Consulting Pty Ltd in July and August 2006 with a subsequent report issued in February 2007. The report noted a number of significant improvements since the previous audit in 2004, most notably in water recycling, implementation of dust suppression measures and upgrading of the tailings pipelines. Three issues classified as of high importance were identified relating to tailings management. Of these issues one has been corrected and measures have been taken to improve practices related to the two other issues. No issues of high importance were identified.

19.5.4 Archaeology and Heritage

No significant Aboriginal heritage issues have been identified in relation to PGM’s operations.

The principal cultural and natural heritage issues associated with PGM’s operations relate to historical mining activities that have taken place in the area dating back to the 1870’s. PGM is aware of the significance of many of its historic sites and has embarked upon a consultative process with Cobar Shire Council and has encouraged the Council takes ownership of the land and develop the sites.

A walk has been established over a seven year period to allow visitors to appreciate Cobar’s mining heritage in the context of the nearby modern mining operation.

19.5.5 Closure Plan

A report entitled "Conceptual Closure Plan" was prepared by PGM dated November 2006. This report was essentially an update of the "2001 Closure Plan" developed for PGM by Enesar Pty Ltd (previously NSR Environmental Consultants Pty Ltd).

As the holder of CMLs 6 to 9, PGM has a responsibility under law for addressing the impacts of historic as well as current mining activities on its leases. However, determining the practical extent to which past mining impacts need to be remediated before lease relinquishment, is ultimately the responsibility of the Department of Primary Industries (DPI).

The potential for government, corporate and community expectations to change before final decommissioning, final closure criteria cannot be predicted with certainty. Regular review of the closure strategy, in conjunction with relevant government departments and the local community is therefore an integral part of the closure planning process.

19-17	MQes

As part of the ongoing process of closure planning review, PGM will seek legal clarification of the company’s obligations for closure and lease relinquishment, for both historic and active mine areas. In particular, advice will be sought on the transfer of liability from PGM to the government upon lease relinquishment, and the implications such a transfer of liability might have on government closure requirements.

Regulatory controls pertaining to the closure of PGM’s operations are:

  The New South Wales Mining Act 1992,with particular reference to:

  The protection of flora and fauna, features of Aboriginal and archealogical importance.

  The rehabilitation of lands damaged by mining by leveling and re-grassing or re-forestation.

  The filling, seal or fencing of excavations shafts and tunnels.

  Schedules of Conditions for the CML’s related to rehabilitation and closure with particular reference to:

  Topsoil to be set aside for re-topsoiling at a later date.

  Revegation using indigenous species to a density in keeping with the surrounding area .

  Leaseholder to fill in or secure any abandoned cuts, workings or shafts.

  Temporary accss roads to be ripped, topsoiled and re-vegatated.

  Machinery and buildings to be removed from site.

The areas for which PGM bears responsibility for rehabilitation are shown in Figure 19.2. The Joint Venture agreement between PGM and Polymetals for the future mining activities at Mount Boppy stipulates that the responsibility for rehabilitation remains with Polymetals. PGM’s responsibilities are limited to the setting aside of topsoil and the dumping of potentially acid generating waste on identified existing waste dumps.

19-18	MQes

Figure 19.2: Location of PGM’s Operations

NEW SOUTH WALES
Cobar
Sydney
Canberra
AUSTRALIA
NSW
Tharsis
Au
CML 6
Cobar
Great Cobar
Cu/Au
Barrier Highway
Martin's residence
To Sydney
New Cobar Opencut Project
Au
Fort Bourke Hill
'Bimbimbie'
'Cockayne's Block'
'Dellavale'
Chesney
Cu/Au
Young Australia Tank
Gladstone
Cu
Young Australia
Au
Mt Pleasant
Au
Coronation
'Goat Farm'
New Occidental Project
Au
CML 8
Peak Ridge
CML 7
Peak Gold Mine
Au
Beechworth
N
0
2
km
Cobar-Hillston Road
CML 9
Queen Bee
Cu
Operating or proposed mine
Mine or prospect no longer active
Permanent residence
Occasional residence
Dam

Table 19-4 summarizes the anticipated closure costs, excluding costs for progressive rehabilitation, retrenchment and asset sales. Closure costs were estimated in 2006 as A$10.442 million, an increase from the previous estimate of A$6.445 million in 2001. Both the current 2006 and previous 2001 reclamation costs exclude employee retrenchment costs that were estimated as A$3.0 million in 1999. PGM has a performance bond in favour of the Minister of Mineral Resources (New South Wales). The bond value was increased to A$10.5 million in 2006.

19-19	MQes

Table 19-4: November 2006 Estimate of Total Closure Costs

Location/Component	Cost A$ 000’s
Peak Gold Mine	6,774
Perseverance	36
New Cobar	592
New Occidental	650
Tharsis Mine	-
Great Cobar Mine	25
Chesney Mine	518
Gladstone Mine	10
Mount Pleasant and Young Australia mines	10
Coronation/Beechworth	3
Queen Bee Mine	16
Water disposal dams	61
General costs	1,250
Contingency (5% of total)	497
Total	10,442
Conceptual Closure Costs, PGM, Nov 2006

19.5.6 MQes Comments

As with all closure cost estimates, there are uncertainties involved. Specifically, the greatest uncertainties for closure requirements, and hence cost of closure, of the PGM tenements are:

  Community and government expectations of closure.
  The end land use required and the level of closure commitment necessary to ensure public safety, particularly from historic liabilities.
  Acid mine drainage from waste rock and tailings areas, to date not systematically characterized.
  Soil and water contamination.

19.6 Labour, Organisation, Occupational Health and Safety and Training

19.6.1 Labour Requirements

Table 19-5 shows the number of employees and contractors working at the PGM operations in February 2007. Also included in the data are the job vacancies available at that time. The Australian and world minerals industry is booming under the current market conditions. There is a national and worldwide shortage of skilled labour and technical staff. The ability to recruit and retain suitably experienced personnel is a key issue and a continuing challenge. As a result of these shortages there is upward pressure on remuneration and greater selectivity by potential employees regarding location and terms and conditions. As at all mining operations, there is risk that if suitably experienced personnel cannot be recruited and retained by PGM, that future mine production plans will be difficult to achieve.

19-20	MQes

Table 19-5: PGM Employees and Contractor Labour

Department	PGM Employees	Contractors - Services	Contractors - Labour	Total	Current Recruitment
Manager & PA	2	0	0	2	0
Peak Mining	103	3	2	108	12
New Cobar U/G	20	0	0	20	2
Metallurgy	44	0	1	45	3
ESH	10	0	2	12	3
Commercial	15	0	0	15	3
Exploration/Geology	9	34	2	45	4
Maintenance	37	15	2	54	7
TOTAL	240	52	9	301	34

19.6.2 Organization

PGM’s operational management structure is shown in Figure 19.3.

19.6.3 Occupational Health and Training

All PGM employees work under the terms of the following policies and codes:

  General Conditions for Employment, last updated in October 2006.
  Code of Conduct, last updated in September 2006
  Drugs and Alcohol Policy

These documents describe the terms and conditions of employment, which are essentially similar to those provided at other operations in a similar economic environment.

PGM operates a safety and training department to coordinate all training programs throughout its operations. Formal job training is provided in conjunction with continuing on-the-job training in the workplace. A variety of other training programs are made available to all employees ranging from driving awareness to snake catching and handling, computer courses and training in hazard recognition and control.

A broad range of specialist training programs were held in 2006 including hazard identification, basic fire fighting, industrial first aid, occupational first aid, computer skills, confined spaces, safe use of explosives and workplace training and assessment.

19-21	MQes

Figure 19.3: PGM Operational Management Structure

19-22	MQes

19.6.4 Safety

PGM operates a safety management system using the legislation and Australian Standards as guidance. The "Peak Sapphire Standards" were designed as a resource for business units to assist with day-to-day operations. The standards assist with the management of hazards such as confined spaces, working at heights, mobile equipment standards, change management, fitness for work, use and handling of explosives. The safety management system is regularly audited both internally and externally.

Peak has an Occupational Health and Safety Committee comprised of elected employee representatives and management representatives. The committee meets monthly to review site safety statistics and investigations, make recommendations for improvement to workplace safety and facilitate consultation between management and employees on matters affecting safety at the mine site. To support line management, Peak currently employs safety and training professionals that work with business units to provide an advisory and audit function.

Table 19-6: PGM Injury Statistics for the Year 2006

		Injury Statistics
	Hours 2006	Report Only	First Aid	Medical Aid	Disabling Injury	Lost Time Injury	LTIFR [1]	AIFR [2]
Administration	44,023	1	2
Geology	55,242		7	5		1	3.6	14.5
Maintenance	144,492	1	7		1			1.4
Mill	103,381	3	11	3	1			7.7
Mining	291,185	5	34	8	2	4	2.7	9.6
Contractors	158,434	0	12	5	1	1	1.3	8.8
Employees	480,089	10	49	9	3	4	1.7	6.7
Site	638,323	10	61	14	4	5	1.6	7.2
1 Lost Time Injury Frequency Rate
2 All Injuries Frequency Rate

PGM maintains a well equipped, 18 member mine rescue team with employees drawn from all areas of the operation. The team maintains a relationship with the NSW Rural Fire Service that allows utilisation of the fire service paging network to provide greater coverage over the district.

19.7 Economic Analysis

19.7.1 Life of Mine Plan

PGM employs a policy of flexibility of production based on its short term view of the spot gold prices. When the spot sales price for gold exceeds the price used to estimate Mineral Reserves (US$450/oz as at end 2006), stopes may be extended, or new stopes created, to mine Measured and Indicated Mineral Resources that did not meet Mineral Reserve breakeven NSR criteria or material categorized as Inferred Mineral Resources.

19-23	MQes

PGM carries out both exploration and delineation diamond drilling for resource and reserve replacement. PGM’s Life of Mine Plan includes ongoing expenditure of A$3 million per year for exploration and delineation. PGMs historical success in discovery of new resources, converting resources to reserves is compared to exploration expenditure in Figure 19.4.

Figure 19.4: Historical Conversion of PGM Reserves, Resources and Produced Gold

PGM is using a Life of Mine Plan that includes the mining of Inferred Resources in addition to Mineral Reserves. CIM Definition Standards require that the economic analysis should be derived by the mining of Mineral Reserves only. MQes therefore requested PGM to develop a second Life of Mine Plan that comprised the mining of Mineral Reserves only. In Section 19.7 MQes has provided an estimate of the financial effects of the second Life of Mine Plan comprising Mineral Reserves only.

After consultation with Listed Issuer Services, Vancouver MQes has also provided the details and financial effects of the PGM operational Life of Mine Plan which includes the mining of Inferred Resources in Section 19.7. MQes considers PGM’s operational mine plan to be a material fact with respect to the issuer. PGM’s operational plan is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the operational Life of Mine Plan will be realized.

19-24	MQes

The author cautions that the inclusion of Inferred Resource material introduces additional risk. The estimated financial results of a plan involving the mining of Inferred Resources should not be relied upon.

The Life of Mine production plan based on Mineral Reserves only is shown inTable 19-7.

Table 19-7: Life of Mine Production Plan (Mineral Reserves Only)

	2007	2008	2009	2010	2011	2012	TOTAL
NEW OCCIDENTAL UPPER
Mined & Processed (kt)	55.0						55.0
Au Grade g/t	8.9						8.9
Cu Grade %	0.2						0.2
NEW OCCIDENTAL DEEPS
Mined & Processed (kt)	22.1	133.9	56.2				212.2
Au Grade g/t	6.4	7.4	6.8				7.1
Cu Grade %	0.2	0.1	0.1				0.1
PEAK
Mined & Processed (kt)	113.0	109.7	10.7				233.4
Au Grade g/t	9.1	6.2	4.1				7.6
Cu Grade %	0.8	0.7	0.9				0.8
PERSEVERANCE ZONE A & B
Mined & Processed (kt)	179.2	78.6					257.8
Au Grade g/t	8.0	7.4					7.8
Cu Grade %	1.8	1.4					1.7
PERSEVERANCE ZONE D
Mined & Processed (kt)	2.3	53.9	55.0	77.8	107.7	14.9	311.6
Au Grade g/t	6.5	5.5	9.5	8.8	11.4	10.2	9.3
Cu Grade %	0.6	0.8	0.7	0.5	0.6	0.5	0.6
NEW COBAR
Mined & Processed (kt)	81.5	111.4	111,4	36.0			340.5
Au Grade g/t	5.5	5.5	5.5	5.5			5.5
Cu Grade %	0.7	0.7	0.7	0.7			0.7
PARTIALLY OXIDISED STOCKPILE
Mined & Processed (kt)	91.3	91.5	6.4				189.1
Au Grade g/t	3.9	3.9	3.9				3.9
Cu Grade %	0.7	0.7	0.7				0.7
LIFE OF MINE PLAN (MINERAL RESERVES ONLY)
Tonnes	544.2	579.3	239.7	113.8	107.7	14.9	1,599.6
Au Grade g/t	7.2	6.1	6.6	7.7	11.4	10.2	7.1
Cu Grade %	1.1	0.7	0.6	0.6	0.6	0.5	0.8

Note: Economic analyses indicated that the Life of Mine Production Plan (Mineral Reserves Only) is uneconomic from 2009 onwards due to the lack of sufficient reserves. The economic analysis assumed 2008 to be the final year of operation.

Table 19-7 may be compared to the Life of Mine Plan, including Inferred Mineral Resources, to which PGM is operating as shown in Table 19-8.
19-25	MQes

The proportion of ore in Resources and Reserves is reasonable for a deep underground mine. The conversion of Resources to Reserves is dependent on drilling density to increase confidence levels. Due to the orebody nature, access to drill platforms for close spaced drilling is restricted until development approaches the ore zone. This implies that conversion of Resources to Reserves will lag until the mine matures.

Whilst MQes notes PGM’s historical success in discovering new Mineral Resources and converting these to Mineral Reserves as shown in Figure 19.4, MQes can give no assurance that PGMs operational Life of Mine Plan (Table 19-8) will be achieved.

19-26	MQes

Table 19-8: PGM Operating Life of Mine Plan Including Inferred Resources

	2007	2008	2009	2010	2011	2012	2013	TOTAL
Peak
Mined & Processed kt	75.8	158.9	25.5	64.6	110.6	14.6		449.9
Au Grade g/t	8.3	4.5	3.4	2.4	2.7	1.8		4.2
Cu Grade %	0.8	0.7	1.1	1.4	0.7	1.0		0.9
Perseverance 1 & 2
Mined & Processed kt	205.5	68.6	29.5					303.6
Au Grade g/t	4.8	3.1	6.9					4.6
Cu Grade %	1.3	1.9	1.0					1.4
Perseverance D
Mined & Processed kt	5.4	118.1	238.8	332.1	239.2	319.0	116.1	1,368.7
Au Grade g/t	4.2	7.9	9.3	7.7	11.1	10.8	11.3	9.6
Cu Grade %	1.1	0.9	0.6	0.7	0.5	0.5	0.5	0.6
Occidental Upper
Mined & Processed kt	112.1	18.7						130.9
Au Grade g/t	6.8	7.2						6.8
Cu Grade %	0.2	0.1						0.1
Occidental Deeps
Mined & Processed kt	99.3	154.8	120.6	26.3				401.0
Au Grade g/t	7.4	7.9	6.4	7.9				7.3
Cu Grade %	0.1	0.1	0.0					0.1
Occidental Upper North
Mined & Processed kt			58.4	58.6	1.2			118.2
Au Grade g/t			7.4	6.8	6.4			7.1
Cu Grade %			0.1	0.1	0.1			0.1
New Cobar U/G
Mined & Processed kt	142.9	118.3	129.9	118.7	123.4	39.4		672.6
Au Grade g/t	5.5	5.6	5.1	5.5	4.8	5.8		5.3
Cu Grade %	0.5	0.7	0.6	0.6	0.6	0.8		0.6
Chesney
Mined & Processed kt						162.5	64.1	226.6
Au Grade g/t						3.2	3.4	3.3
Cu Grade %						2.0	2.0	2.0
Mt Boppy (Open Pit)
Mined & Processed kt		110.0	149.9	150.0	33.3			443.2
Au Grade g/t		4.5	4.3	4.2	4.2			4.3
Cu Grade %
Partially Oxisied Stockpile
Mined & Processed kt	88.6	5.3			102.1	54.0		250.0
Au Grade g/t	3.9	3.9			3.9	3.9		3.9
Cu Grade %	0.7	0.7			0.7	0.7		0.7
TOTAL
Mined & Processed kt	729.6	752.6	752.7	750.3	609.8	589.4	180.1	4,364.6
Au Grade g/t	5.8	5.8	6.7	6.1	6.7	7.5	8.5	6.5
Cu Grade %	0.7	0.6	1.0	1.0	0.6	1.0	1.0	0.8

Note: PGM’s Operating Life of Mine is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the operational Life of Mine Plan will be realized.

19-27	MQes

19.7.2 Economic Assumptions

The overall economic potential of the PGM operation has been evaluated using conventional cash flow techniques in constant end-2006 Australian dollars with conversion to United States dollars. This procedure has been used for the purpose of estimating the financial returns expected to accrue to PGM as the owner of 100 % of the Peak mining and milling operations.

The cash flow analysis requires that reasoned estimates be prepared of all of the individual elements of cash revenue and cash expenditure, which will be associated with the ongoing operation up to the end of the projected life.

Metal Price Assumptions

Approximately 83% of gross revenue from PGM’s operations is derived from the production of gold. Less than 1% of gross revenue is derived from the sale of silver and the balance is derived from copper.

The spot sales price of gold from January 2006 to March 2007 is illustrated in Figure 19.5.

Figure 19.5: Historical Spot Gold Price (Kitco)

19-28	MQes

PGM’s metal price assumptions used for financial analysis are provided in Table 19-9.

Table 19-9: PGM Metal Price Assumptions

Year	Gold US$/oz	Copper US$/lb
2007	550	2.91
2008	475	2.55
2009	475	1.20
2010 Onwards	450	1.10

Formal supply and demand analyses have not been carried out by MQes, but it considers the assumed metal prices to be reasonable. However, MQes cautions that there is always the potential for price volatility due to unforeseen circumstances.

Treatment Charges

Treatment charges, deductions and penalties for the processing of gold doré and copper concentrates have been applied as provided in PGM’s current sales contracts. (Section 19.3.2 and 19.3.4.

Other Economic Assumptions

Other economic factors and assumptions used in the analyses are shown in Table 19-10.

Table 19-10: Other Economic Assumptions

Description	Value
Exchange Rate A$/US$	0.75
Net Effective Royalty	3% of Metal Sales Value
Taxation	30%

19.7.3 Capital Cost Estimate

PGM has estimated its capital expenditure requirements in detail for the year 2007. MQes has examined this estimate and consider it to be reasonable. In general, capital estimates beyond 2007 have been factored by PGM to estimate subsequent years. Whilst the capital estimate shown in Table 19-11 may be regarded as a general estimate of future expenditure, MQes recommends that PGM considers expenditure beyond 2007 in more detail.

19-29	MQes

Table 19-11: Estimate of Life of Mine Capital Expenditure (A$ 000’s)

Area of Expenditure	2007	2008	2009	2010	2011	2012	2013	Total
Mine Development	18,714	16,535	11,986	3,900	7,099	5,324		63,559
Mobile Equipment	10,820	4,673	8,996	5,763	2,730	1,365		34,347
Mt Boppy	4,858	2,610						7,468
Other Mining	3,679	3,311	2,980	2,682	2,414	2,172		7,238
Mill	1,540	1,525	1,509	1,494	1,479	740		8,287
Commercial	396	400	400	400	400	200		2,196
Exploration	1,877	1,611	1,577	1,541	1,505	1,542		9,653
Total Capital Estimate	41,885	30,665	27,448	15,780	15,627	11,344		142,748

The economic analysis of the Life of Mine Plan (Mineral Reserves Only) is uneconomic beyond 2008 due to lack of sufficient reserves. For this analysis MQes assumed capital expenditure for the period 2007 to 2008 to be as indicated in Table 19-11with no capital expenditure thereafter. This is likely to be a conservative assumption.

PGM plans to undertake rehabilitation on an ongoing basis and has provided for expenditure of A$0.72 Million for each year of operation. The economic analyses by MQes assume that the balance of the A$10.4 Million total closure cost (Table 19-4) will be expended in the year after closure of operations.

19.7.4 Operating Cost Estimate

Actual 2006 unit operating costs are used by PGM to estimate its future operating expenditure. MQes considers this approach to be reasonable. MQes notes that mine operating costs were higher than budgeted in 2005 and 2006 as shown in Table 19-3. Mining unit costs were higher in 2005 and 2006 when target production rates were not achieved. If future production targets are achieved, MQes believes the operating cost estimates in the Life of Mine plan may be conservative.

As noted in Section 17.11.1, if actual unit costs cannot be reduced, MQes recommends that PGM review its estimate of Breakeven NSR value for the estimation of Mineral Reserves.

The operational Life of Mine Plan including Inferred Resources was developed by PGM in October 2006 at which time the year-to-date mining costs were higher than at yearend. In its economic analysis of the Life of Mine Plan (Mineral Reserves Only), MQes has used full-year actual 2006 unit costs. The average unit costs applied to the respective analyses are shown in Table 19-12.

19-30	MQes

Table 19-12 : Average Unit Operating Costs (A$/t)

Area of Expenditure	Operational PGM LOM Plan incl. Inferred Resources	Life of Mine Plan (Mineral Reserves Only
Underground Mining	55.07	44.39
Mt Boppy Open Pit	20.37	Excluded
Process	21.59	21.59
Administration	8.23	8.23

19.7.5 Economic Analyses Results

Life of Mine Plan (Mineral Reserves Only)

A summary of the main results of the Life of Mine Plan (Mineral Reserves Only) is provided in Table 19-13.

Table 19-13: Summary of Economic Results of the Life of Mine Plan (Mineral Reserves Only)

Description	Result
Years of Operation	2007-2008
Total Millfeed
Tonnes	1,124,000
Gold Grade g/t	6.6
Copper Grade %	0.8
Overall Recovery of Finished Metal
Gold	87%
Copper	77%

Gold Sold oz	209,600
Copper Sold t	7,000
	A$ 000’s	US$ 000’s
Gross Metal Sales	199,655	149,741
Treatment Charges	15,514	11,636
Operating Costs	76,483	57,362
Capital Costs	65,094	48,820
Exploration	2,744	2,058
Rehabilitation During Production	1,440	1,080
Royalty	5,990	4,493
Other Cash Costs	1,427	1,070
Taxation	10,511	7,883
Total Undiscounted Net Cashflow excluding	20,452	15,339
Final Closure Expenditure
Final Closure Cost	9,002	6,752
Total Undiscounted Net Cashflow including	11,450	8,787
Final Closure Expenditure

Sale of PGM assets to offset closure costs excluded. Closure cost estimate excludes labour retrenchment.

The analysis estimate of annual undiscounted net cashflow is shown in Table 19-13.

19-31	MQes

Figure 19.6: Life of Mine Plan (Mineral Reserves Only) -Estimate of Annual Undiscounted Net Cashflow

Sensitivity Analysis

Sensitivity to changes in gold price, operating costs and capital costs are shown in Figure 19.7 to Figure 19.9.

Figure 19.7: Life of Mine Plan (Mineral Reserves Only) – Gold Price Sensitivity

19-32	MQes

Figure 19.8: Life of Mine Plan (Mineral Reserves Only) – Operating Cost Sensitivity

Figure 19.9: Life of Mine Plan (Mineral Reserves Only) – Capital Cost Sensitivity

PGM Operational Life of Mine Plan Including Inferred Resources

After consultation with Listed Issuer Services, Vancouver MQes provides here the details and financial effects of the PGM operational Life of Mine Plan which includes the mining of Inferred Resources. MQes considers PGM’s operational mine plan to be a material fact with respect to the issuer. PGM’s operational plan is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the operational Life of Mine Plan will be realized.
19-33	MQes

The author cautions that the inclusion of Inferred Resource material introduces additional risk. The estimated financial results of a plan involving the mining of Inferred Resources should not be relied upon.

A summary of the main indicated economic results of the PGM Operational Life of Mine Plan Including Inferred Resources is provided in Table 19-14.

Table 19-14: Summary of Economic Results of the PGM Operational Life of Mine Plan Including Inferred Resources

Description	Result
Years of Operation	2007-2013
Total Millfeed
Tonnes	4,365,000
Gold Grade g/t	6.5
Copper Grade %	0.6
Overall Recovery of Finished Metal
Gold	89%
Copper	76%
Gold Sold oz	805,000
Copper Sold t	19,500
	A$ 000’s	US$ 000’s
Gross Metal Sales	605,023	453,767

Treatment Charges	40,922	30,692

Operating Costs	325,814	244,361

Capital Costs	142,748	107,061

Exploration	8,579	6,434

Rehabilitation During Production	5,040	3,780

Royalty	18,151	13,613

Other Cash Costs	1,014	760

Taxation	10,582	7,936

Total Undiscounted Net Cashflow excluding	52,173	39,130
Final Closure Expenditure
Final Closure Cost	5,402	4,052

Total Undiscounted Net Cashflow including	46,771	35,078
Final Closure Expenditure

PGM’s operational plan is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the operational Life of Mine Plan will be realized.

19-34	MQes

The analysis estimate of annual undiscounted net cashflow is shown in Figure 19.10.

Figure 19.10: PGM Operational Life of Mine Plan Including Inferred Resources - Estimate of Annual Undiscounted Net Cashflow

Sensitivity Analysis

Sensitivity to changes in gold price, operating costs and capital costs are shown in Figure 19.11 to Figure 19.13.

19-35	MQes

Figure 19.11: PGM Operational Life of Mine Plan (Including Inferred Resources) – Gold Price Sensitivity

Figure 19.12: PGM Operational Life of Mine Plan (Including Inferred Resources) – Operating Cost Sensitivity

19-36	MQes

Figure 19.13: PGM Operational Life of Mine Plan (Including Inferred Resources) – Capital Cost Sensitivity

19.8 Risk Analysis

19.8.1 Data Collection

RSG Global considers the PGM data collection and assay quality to be of low risk. PGM follows industy standard practices in the collection and analysis of their analytical data and checks made by RG Global have not identified any material issues.

19.8.2 Resources

RSG Global considers the PGM resources to be low risk. The estimation methods are of industry standard and checks made by RSG Global have not identified any material issues with the current resource estimates.

19.8.3 Mining and Reserves

Mqes considers the methodology applied by PGM to Mineral Reserve estimation to be satisfactory. MQes is concerned at the disparity between the mining costs used for Reserve estimation and the current actual level of mining costs. The current Reserve allows for two years of economic operation. Continued focused attention is required on exploration to identify Mineral Resources and delineation for identification of economically mineable material to support PGM’s operational production plan.

19-37	MQes

19.8.4 Geotechnics and Hydrology

Contolled dewatering of historic workings at the New Occidental, New Cobar and Chesney deposits will continue. Monitoring of water levels will continue to be required. There are no known major aquifers in the current mining area. Continued vigilance will be required to ensure that development operations are controlled such that they do not intersect water bearing workings or drill holes. PGM has been operating under these conditions in recent years and there is no reason to believe that PGM will not continue to manage the conditions effectively.

PGM has demonstrated its ability to adapt and improve support practices when high dilution was incurred at the commencement of stoping operations at New Occidental 2001. Current ground control measures appear satisfactory. The increased depth of operation when mining commences in the Perseverance Deeps area may provide some challenges in terms of increased rock stress and potential for additional dilution that may require management.

19.8.5 Tailings Storage Facility

PGM indicate there is adequate tailings storage capacity available for the production plan 2007-2013.

19.8.6 Metallurgy and Processing

The current age of the processing plant is around 15 years. The planned plant availabilities are in excess of 95%. Although maintenance standards are high in the plant there is the potential for increased downtime due to unforeseen mechanical failures due to the age of equipment.

MQes considers supporting metallurgical testwork is required to confirm predicted metallurgical recoveries for Mt. Boppy and Chesney ores.

19.8.7 Concentrate Transport and Sales

All of Peak Gold Mine’s concentrate is sold to Glencore International AG. The current sales contract expires in December 2008. The terms and conditions of the concentrate sales beyond this are unknown.

19.8.8 Infrastructure and Services

If drought conditions continue in the region there could be a tightening of water availability. Apart from this concern, MQes considers infrastructure and services to offer low risk. The current infrastructure and level of services are adequate for the future operational plans.

19-38	MQes

19.8.9 Environmental Impacts and Permitting

An External Environmental Audit of the PGM operation was undertaken in 2006 with a subsequent report issued in February 2007. The report noted a number of significant improvements since the previous audit in 2004. Three issues classified as of high importance were identified relating to tailings management. No issues classified of very high importance were identified.

No significant Aboriginal heritage issues have been identified in relation to PGM’s operations.

Separately, PGM updated its Closure Plan and re-estimated closure costs in 2006. As a result the value of the Closure Bond was increased to match the new cost estimate of A$10.4 million. As with all closure cost estimates, there are uncertainties involved. The greatest uncertainties involve changes in closure requirements, and hence cost of closure.

19.8.10 Project Economics

The current Mineral Reserve allows for two years of economic operation. PGM is operating to a six year Life of Mine Plan which includes the mining of Inferred Resources. MQes has reported on this extended production programme because it considers PGM’s operational mine plan to be a material fact with respect to the issuer. PGM’s operational plan is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the operational Life of Mine Plan will be realized.

The author cautions that the inclusion of Inferred Resource material introduces additional risk. The estimated financial results of a plan involving the mining of Inferred Resources should not be relied upon.

19-39	MQes

SECTION 20
INTERPRETATIONS AND CONCLUSIONS

20.0 INTERPRETATIONS AND CONCLUSIONS

Geology, Data and Resources

PGM has estimated a total Mineral Resource , exclusive of Mineral Reserves, of 3.517Mt grading 4.05g/t Au and 1.12% Cu in the Measured and Indicated categories and 1.991Mt grading 6.50g/t Au and 0.53% Cu in the Inferred category for the Peak, New Occidental, Perseverance, New Cobar, Chesney and Mt Boppy deposits.

The quality of the PGM Mineral Resource estimates is considered by MQes to be reasonable. However, the classification of resources dominantly by estimation pass could be improved upon (e.g. by consolidating larger areas of the same confidence, taking into account the data quality, the geological confidence and the estimation quality).

The site drilling, sampling and data management practices are considered industry standard. Analysis of the assay QAQC data since 2000 indicates that there may be a small negative bias for gold assays and a minor positive bias in the reporting of copper assays from the assaying laboratories. Though not considered material to the overall resources, this should be investigated further. Copper and base metal replicate and duplicate data should be collated for future studies.

The current use of independent consultants (H&S) to conduct audits on resources and estimation procedures is considered a good practice.

The Geology Department has detailed plans for future near mine and regional exploration efforts. Site geological staff has demonstrated a good understanding of the local and regional scale controls on mineralisation, which is considered essential for increasing the current resources base.

Mining

Mining conditions are well understood by PGM. The mining methods and equipment fleets are appropriate for the deposits and forecast rates of production. Infrastructure in place at the mine is appropriate for a mine of its size. There is potential that refrigeration will be required in the deeper Perseverance Deeps area, but no conclusion has been reached.

There is a national and worldwide shortage of skilled labour and technical staff. The ability to recruit and retain suitably experienced personnel is a key issue and a continuing challenge. As a result of these shortages there is upward pressure on remuneration and greater selectivity by potential employees regarding location and terms and conditions. As at all mining operations, there is risk that, if suitably experienced personnel cannot be recruited and retained by PGM, future mine production plans will be difficult to achieve.

20-1	MQes

Historically unit costs have been higher than budgeted. It will be important for PGM to demonstrate its ability to meet development and production targets. MQes expects that if development and production targets can be achieved, current unit mining costs will reduce. If there is no reduction in unit mining costs, Mqes recommends that PGM reviews its Breakeven NSR estimates for Mineral Reserve estimation.

The mine plan based on Proven and Probable reserves is sufficient for 2 years mine life, however, PGM is operating to a seven year Life of Mine Plan 2007-2013 that includes an increasing level of Inferred Mineral Resources as the plan matures. Continued focused attention is required on exploration to identify Mineral Resources and delineation for identification of economically mineable material.

PGM’s operational plan is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral reserves, and there is no certainty that the operational Life of Mine Plan will be realized.

Most of the production is derived from ore mined at the underground operations from the New Occidental, Perseverance and New Cobar zones which is supplemented by open cut stockpile material. The total scheduled Mineral Reserves and material derived from Inferred Resources to be mined and processed, and the gold and copper output, are approximately 4.3 million tonnes, approximately 805,000 ounces of gold and approximately 42.9 million pounds of copper, respectively, over a period of approximately seven years. Mineral Reserves comprise 1.7 million tonnes containing 363,000 onces of gold and 26.6 million pounds of copper. The balance will be mined from material currently classified as Inferred Mineral Resources. Metal sales in 2007 are expected to be approximately 118,895 ounces of gold and approximately 8.0 million pounds of copper.

PGM plans to extend the Mount Boppy open pit under an agreement reached with Polymetals. Indicated Mineral Resources at Mount Boppy were excluded from the MQes Audited Mineral Reserve as this material is not economic at the assumed gold value of US$450/oz selected for long-term economic assessment by PGM and MQes. If the value of gold remains at its current high level of around US$660/oz, this mining will be profitable.

Metallurgy

Budgeted metallurgical recoveries are determined from a combination of operating history and, where necessary, metallurgical testwork. Recoveries for New Occidental, Perseverance, New Cobar (POX), New Cobar (Underground) and Peak ores are predominantly based on historical operating data. Peak has a system which considers the metallurgy of the individual ores and then produces a predicted recovery based on the feed mixes. The risk of adverse metallurgical responses (such as from any as yet unidentified mineralogical seemblages) can be reduced by performing standard metallurgical tests on composite samples representative of the production plant.

20-2	MQes

Given the small amount of operating history with Mount Boppy ore and the lack of any operating history with Chesney ore, budgeted metallurgical responses need to be reinforced by metallurgical testwork. MQes considers that supporting metallurgical testwork is required to confirm predicted metallurgical recoveries for these ores. Observations from a plant trial with Mount Boppy ore indicate the following need investigating:

  Mill grind size control.
  Upgrade of thickener feed dilution and water recovery systems.
  Increase in Elution and electrowinning capacity.
  Capacity of carbon regeneration system.
  Effect of ore on process water quality.

The current age of the processing plant is around 15 years. The planned plant availabilities are in excess of 95%. Although maintenance standards are high in the plant there is the potential for increased downtime due to unforeseen mechanical failures due to the age of equipment.

Minor increases in plant throughput are planned for in 2007 and 2008. It is indicated that these will be achieved by modifying plant pumping and piping. The modifications need identifying, process calculations performed and plant changes scheduling.

Environmental and Closure Plan

An External Environmental Audit of PGM operations was undertaken in 2006 with a subsequent report issued in February 2007. The report noted a number of significant improvements since the previous audit in 2004, most notably in water recycling, implementation of dust suppression measures and upgrading of the tailings pipelines. Three issues classified as of high importance were identified relating to tailings management. No issues classified of very high importance were identified.

No significant Aboriginal heritage issues have been identified in relation to PGM’s operations.

Separately, PGM updated its Closure Plan and re-estimated closure costs in 2006. As a result the value of the Closure Bond was increased to match the new cost estimate of A$10.4 million. As with all closure cost estimates, there are uncertainties involved. The greatest uncertainties involve changes in closure requirements, and hence cost of closure.

20-3	MQes

SECTION 21
RECOMMENDATIONS

21.0 RECOMMENDATIONS

Based on the review and due diligence work completed during the site visit and preparation of this report, MQes reccomends:

  Future estimations for open pittable resources should consider mathematical change of support to produce resource estimates that take into account the degree of selectivity envisaged during mining.

  OK estimation (with appropriate top-cuts) could be used as the primary method of resource estimation for underground targets. The result from an OK estimation should be very similar to that of an MIK estimation without change of support (E type), and should be less labour intensive.

  Future resource estimates should consider classifying the resource into consolidated areas, taking into account the data quality, the geological confidence and the estimation quality.

  The potential small negative bias for gold assay and a minor positive bias in the reporting of copper assays from the assaying laboratories should be further investigated. To aid this, copper and base metal replicate and duplicate data should be stored electronically in the site database and periodically.

  Close monitoring of actual unit mining costs, which are currently in excess of budgets. If there is no reduction in unit mining costs, MQes recommends that PGM reviews its Breakeven NSR estimates for Mineral Reserve estimation.

  PGM devotes ongoing attention to the recruitment and retention of skilled engineers and operators.

  Continued focused attention is required on exploration to identify Mineral Resources and delineation for identification of economically mineable material to support PGM’s operational production plan.

  Budgeted metallurgical recoveries should be supported by a combination of operating history as well as laboratory testwork on composite samples representative of the production plan, therefore additional testwork is required.

  Modifications to plant pumping and piping necessary to achieve increases in plant throughput must be identified, process calculations performed and plant changes scheduled.

  Metallurgical testwork should be performed to confirm predicted metallurgical recoveries for Mt. Boppy and Chesney ores.

  A plant trial on Mount Boppy ore inidicated some deleterious effects on the plant water system plus some areas of the plant may need upgrading. These need to be evaluated.

  PGM should develop more detailed capital cost estimates for all its operational activities beyond 2007. The 2007 budget of A$41.9 million is considered reasonable for meeting the course of normal operations during 2007. Costs for the main specific items are summarized below:

21-1	MQes

  Mine Development – A$18.7 million.

  Mobile equipment – A$10.8 million.

  Mt. Boppy – A$4.9 million. o Other mining – A$3.7 million.

  Mill – A$1.5 million. o Commercial – A$0.4 million.

  Exploration – A$1.9 million.

21-2	MQes

SECTION 22
REFERENCES

22.0 REFERENCES

AUSIMM, 2004: Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code). Report of the Joint Committee of the Australasian Institute of Mining and Metallurgy, Australasian Institute of Geoscientists, and Minerals Council of Australia (JORC), December 2004.

Bell I., Christison P., Bourke S., Blunt A.,Stegman C., Hildebrand M.; New Occidental Feasibility Study, May 2000 – Section 5.

Bell I., Christison P., Bourke S., Blunt A.,Stegman C., Hildebrand M.; New Occidental Feasibility Study, May 2000 – Appendix 6.

Berthelsen, R. and Strom, E. January, 2007. December 31st 2006 Peak Mineral Resources and Ore Reserves Report. Internal report dated January 25, 2006(sic).

Christison P. (Peak Gold Mines); New Cobar Cyanide Soluble Copper Testwork Phase 1, November 2000.

Christison P. (Peak Gold Mines); New Cobar Metallurgical Update - Draft, November 2000.

Cozens, G., Berthelsen, R., Taylor, B., 2006. Peak Gold Mines Pyt :td, New South Wales, 2007 Exploration Programme, Prospects and Plans. Internal report dated December 30, 2006.

Cullinan V. (Peak Gold Mines); New Occidental Metallurgical Characterization for Drill Core Samples, March 2004.

Cullinan V. (Peak Gold Mines); New Occidental Old Workings Level 14, February (Year unspecified).

Cullinan V. (Peak Gold Mines); Chesney Metallurgical Characterization Update #2, January 2005.

Cullinan V. (Peak Gold Mines); Update on CPS Testing of Optimet on New Cobar POX Ore, February 2005.

Cullinan V. (Peak Gold Mines); Desliming Tests on POX Float Tails, May 2005.

Cullinan V. (Peak Gold Mines); Gold Leach and Gravity Tests on Sample of Mount. Boppy Ore, May 2005.

22-1	MQes

Cullinan V. (Peak Gold Mines); Batch Treatment Projections of Mount Boppy Ore – Version 2, December 2005.

Cullinan V. (Peak Gold Mines); POX Processing Options, December 2005.

Cullinan V. (Peak Gold Mines); Mount Boppy Ore – Compilation of Data for Feasibility as Peak Mill Feed, July 2006.

Cullinan V. (Peak Gold Mines); Effect of Gold Head Grade on Mount Boppy Gold Recovery Estimates, October 2006.

Cullinan V. (Peak Gold Mines); Technical Issues with Leaching POX Gravity Concentrate July to Nov 2006, February 2007.

ERA, 1987: Structural Controls Of Base Metal And Gold Mineralisation In The Cobar Area, New South Wales, Australia. CRA Exploration internal report by Environmental Resources Analysis Ltd.

Eslake A. (Metcon Laboratories); New Cobar Metallurgical Study Plant Perfromance Indicator Tests in Thirteen Drill Intercept Samples - Report M06048, October 2003.

Eslake A. (Metcon Laboratories); Chesney Metallurgical Study Plant Perfromance Indicator Tests on Seven Drill Intercept Samples - Report M0976, April 2005.

Eslake A. (Metcon Laboratories); Diagnostic Analysis of POX POX Float Tails for July 2006 - Report M1284c, September 2006.

Eslake A. (Metcon Laboratories); Gravity Leach Tests of Three Ore Types (FILL, OXIDE, SULPHIDE) - Report M1245, September 2006.

Eslake A. (Metcon Laboratories); Diagnostic Analysis of POX Samples for November/December - Report M1379, January 2007.

Gilligan, L.B. and Byrnes, S. G., 1995. Cobar 1:250 000 Metallogenic Map SH/55-14: Metallogenic Study and Mineral Deposit Data Sheets. 240 pp. Geological Survey of New South Wales, Sydney.

Glen, R.A. 1987a. Geology of the Wrightville 1:100,000 Sheet 8034, Geological Survey of New South Wales, Department of Mineral Resources.

Glen, R.A., 1987b. Copper and Gold Deposits in Deformed Turbidites at Cobar, Australia: Their Structural Control and Hydrothermal Origin, Economic Geology, 82:124-140.

22-2	MQes

Glen, R.A., 1990. Formation and Inversion of Transtensional Basins in the Western Part of the Lachlan Fold Belt, with Emphasis on the Cobar Basin, Journal of Structural Geology, 12: 601-620.

Glen, RA., 1991. Inverted Transtensional Basin Setting for Gold and Basemetal, Deposits at Cobar, New South Wales, BMR Journal of Geology and Geophysics, 120:13-24

Glen, R.A., 1992. Thrust, Extensional and Strike-Slip Tectonics in an Evolving Palaeozoic Orogen - a Synthesis of the Lachlan Orogen of Southeast Australia, Tectonophysics, 214: 341-380.

Glen, R.A., Drummond. B.J., Goleby, B.R., Palmer, D. and Wake-Dyster, K.D., 1994. Structure of the Cobar Basin, New South Wales, based on seismic reflection profiling. Australian Journal of Earth Sciences, 41: 341-352.

Glen, R.A., 1995. Thrusts and Thrust-Associated Mineralisation in the Lachlan Orogen, Economic Geology, 90: 1402-1429.

Glen, R.A., Clare, A. and Spencer, R., 1996. Extrapolation Of The Cobar Basin Model To The Regional Scale: Devonian Basin Formation And Inversion In Western New South Wales. In: Cook, W.G., Ford, A.J.H., McDermott, J.J., Standish, P.N., Dilbert, C.L. & Stegman, T.M. (editors), The Cobar Mineral Field – A 1996 perspective. Australasian Institute of Mining and Metallurgy, Spectrum series, 3/96, pp 43-83.

Harrison G. (Peak Gold Mines); Mount Boppy Toll Treatment Summary, September 2005.

Hinman, M.C. and Scott, A.K., 1990. The Peak Gold Deposit, Cobar, In Geology Of The Mineral Deposits Of Australia And Papua New Guinea (Ed. F.E. Hughes), pp1343-1351 (The Australasian Institute of Mining and Metallurgy: Melbourne).

Hinman, M.C. 1992. The structural and geochemical genesis of the Peak base and precious metal deposit, Cobar, New South Wales, Australia, Unpublished PhD thesis, James Cook University of North Queensland, Townsville.

Micon, 2003. Technical Report On Mining And Processing Assets Of Peak Gold Mines, In New South Wales, Australia And Minera Alumbrera Ltd., In Argentina. 43-101 Technical Report.

Mitchell D. (Optimet Laboratories); CPS Flotation Testing of Peak POX Ore – Report P0084, March 2005.

Peak Gold Mines Pty Ltd, 2002. Core Handling and Mark-up, Training and Accreditation Manual. Peak Gold Mines Pty Ltd Internal Training Manual.

22-3	MQes

Perkins, C., Hinman, M.C., and Walshe, J.L. 1994. Timing of mineralisation and deformation, Peak Au mine, Cobar, New South Wales, Australian Journal of Earth Sciences. 41:509-522.

Radke F. (Amdel Ltd.); Location of Gold in the June 2005 POX Leach Tail Composite – Report N1455PO05, June 2005.

Radke F. (Amdel Ltd.); Mineralogy of Peak Gold Mill Products – Report N1778PO06, February 2006.

Ratcliff S.; Perseverance Metallurgical Characterization, August 2003.

Ravenscroft, P., 1999. Peak Gold Mines Pty Ltd, Review of Resource Estimation Practices. Rio Tinto Technical Services Report No. 1235. PGM Report No. PGM1012.

Rayner S. (Metcon Laboratories); Evaluation of Chesney Ore Samples SUL 1 to SUL 3 and TRAN 1 to TRAN 2 - Report M0839, August 2004.

Reynolds Dr I. M. (Rio Tinto Research Technology Development); New Occidental Deposit Mineralogical Characterization of Four Testwork Head Samples and Cyanide Leach Residues, November 1999.

Reynolds Dr I. M. (Rio Tinto Research Technology Development); Mineralogy and Ore Petrography of a second suite of Samples from the Perseverance Gold Deposit, September 2000.

Sherman M. (Peak Gold Mines); Proposed POX Flowsheet and Lab Testwork Programme, August 2005.

Stegman, C.L., 1998. It’s All a Matter of Competency - Exploring the Cobar Field, NSW. Australian Institute of Geoscientists, Bulletin 23, 75-82.

Stegman, C.L. and Pocock, J.A., 1996. The Cobar Gold Field - A Geological Perspective, in The Cobar Mineral Field – a 1996 Perspective (Ed Cook et al.) pp 229-264 (Australasian Institute of Mining and Metallurgy: Melbourne)

Stegman, C.L. 1999. Review of the Peak Mine Reserve Cut-Off Grade - April 1999, PGM Report No. 1023, Peak Gold Mines Pty Ltd Internal Report

Stegman, C., 2000. Peak Gold Mines Pty Ltd Resource/Reserve Statement 31/12/2000, Peak Gold Mines Pty Ltd Internal Report

Stegman, C. et al., 2001. Peak Gold Mines Pty Ltd Resource/Reserve Statement Commentary and Deposit Descriptions 31/12/2001, Peak Gold Mines Pty Ltd Internal Report.

22-4	MQes

Triffett B. (Rio Tinto Research & Technology Development); New Occidental Upgrade Testwork, February 2000.

Van de Heyden, A. 2003. Resource Estimate for the Chesney Deposit, Cobar, NSW. Hellman & Schofield Pty. Ltd.. Unpublished technical report.

Van de Heyden, A. 2006. Gold Resource Estimate for the Mount Boppy Deposit, Cobar, NSW. Hellman & Schofield Pty. Ltd.. Unpublished technical report.

Sullivan, C.J. 1947. The Geology of the Cobar Mineral Field and its Bearing on Prospecting. Dept. of Supply and Shipping, BMR. Geol. and Geophys. Report No. 1947/74 (unpub).

Walker R. (CRA ATD); New Cobar Mineralogical Characterization, February 1997.

Walshe, J.L., Heithersay, P.S., and Morrison, G.W. 1995, Toward an Understanding of the Metallogeny of the Tasman Fold Belt System. Economic Geology. 90: 1382-1401.

Zarantonello A. (Rio Tinto Research & Technology Development); New Occidental Development PPI and Associated Testwork, August 1999.

Zarantonello A. (Rio Tinto Research & Technology Development); Metallurgical Mapping of the New Occidental Ore Body, August 1999.

22-5	MQes

SECTION 23
DATE AND SIGNATURE PAGE

23.0 DATE AND SIGNATURE PAGE

The undersigned prepared this Technical Report, titled Readdressed Technical Report on the Peak Mine, New South Wales, Australia, with an effective date of March 30, 2007, and amended February 25, 2008 and readdressed May 26, 2008 in support of the public disclosure of technical aspects of the Peak Mine by Peak Gold Ltd, Metallica Resources, Inc. and New Gold Inc. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Signed,

/s/ Chris Kaye
Chris Kaye, MAusIMM	26th of May 2008

/s/ Geoffrey Challiner
Geoffrey Challiner, MIMM	26th of May 2008

/s/ Neil Inwood
Neil Inwood, MAusIMM	26th of May 2008

23-1	MQes

Appendix A – Analabs Au Standards

Analabs Au Standards

Analabs Au Standards
(Standard: PGPL3600)

Standard:	PGPL3600	No of Analyses:	516
Element:	AuPpm	Minimum:	0.02
Units:		Maximum:	5.30
Detection Limit:		Mean:	3.64
Expected Value (EV):	3.73	Std Deviation:	0.29
E.V. Range:	3.36 to 4.10	% In Tolerance	93.99 %
		% Bias	-2.36 %
		% RSD	8.01 %

Standard Control Plot
(Standard: PGPL3600)

AuPpm (g/t)
5
4
3
09-Jan-2002
02-Oct-2002
05-Feb-2003
11-Jul-2003
20-Jan-2005
date_RSG
AuPpm
Expected Value = 3.73
EV Range (3.36 to 4.10)
Mean of AuPpm = 3.64
1 Std Deviation
2 Std Deviations

(Standard: PGPL5000)

Standard:	PGPL5000	No of Analyses:	314
Element:	AuPpm	Minimum:	4.10
Units:		Maximum:	5.85
Detection Limit:		Mean:	5.16
Expected Value (EV):	5.21	Std Deviation:	0.24
E.V. Range:	4.69 to 5.73	% In Tolerance	96.82 %
		% Bias	-0.90 %
		% RSD	4.66 %

Standard Control Plot
(Standard: PGPL5000)

AuPpm (g/t)
5.8
5.6
5.4
5.2
5.0
4.8
4.6
4.4
4.2
4.0
08-Dec-2002
02-Jun-2003
date_RSG
AuPpm
Expected Value = 5.21
EV Range (4.69 to 5.73)
Mean of AuPpm = 5.16
1 Std Deviation
2 Std Deviations

1	MQes

Appendix A – Analabs Au Standards

(Standard: PGPL2100)

Standard:	PGPL2100	No of Analyses:	432
Element:	AuPpm	Minimum:	1.80
Units:		Maximum:	3.45
Detection Limit:		Mean:	2.12
Expected Value (EV):	2.15	Std Deviation:	0.16
E.V. Range:	1.94 to 2.37	% in Tolerance	92.13 %
		% Bias	-1.40 %
		% RSD	7.62 %

Standard Control Plot
(Standard: PGPL2100)

AuPpm (g/t)
4
3
2
1
0
19-Dec-2001
18-Nov-2002
13-May-2003
29-Mar-2004
Date
AuPpm
Expected Value = 2.15
EV Range (1.94 to 2.37)
Mean of AuPpm = 2.12
1 Std Deviation
2 Std Deviations

Printed: 23-Mar-2007 13:40:47 Data Edited: 23-Mar-2007 13:06:35 Page 1

(Standard: PGPL10000)

Standard:	PGPL10000	No of Analyses:	275
Element:	AuPpm	Minimum:	3.70
Units:		Maximum:	11.50
Detection Limit:		Mean:	10.15
Expected Value (EV):	10.32	Std Deviation:	0.70
E.V. Range:	9.29 to 11.35	% in Tolerance	96.36 %
		% Bias	-1.62 %
		% RSD	6.87 %

Standard Control Plot
(Standard: PGPL10000)

AuPpm (g/t)
12
11
10
9
8
7
6
5
4
3
13-Aug-2001
04-Sep-2001
01-Oct-2001
27-Oct-2001
09-Jan-2002
15-Mar-2002
02-Oct-2002
15-Nov-2002
22-Feb-2003
11-Mar-2003
29-Mar-2003
14-Apr-2003
28-Apr-2003
14-May-2003
23-May-2003
07-Jun-2003
20-Jun-2003
28-Jun-2003
10-Jul-2003
19-Jul-2003
18-Sep-2003
16-Mar-2004
09-May-2004
27-Jun-2004
11-Oct-2004
27-Nov-2004
date_RSG
AuPpm
Expected Value = 10.32
EV Range (9.29 to 11.35)
Mean of AuPpm = 10.15
1 Std Deviation
2 Std Deviations

Printed: 23-Mar-2007 13:40:34 Data Edited: 23-Mar-2007 13:06:35 Page 1

2	MQes

Appendix A – Analabs Au Standards

(Standard: PGPL2700)

Standard:	PGPL2700	No of Analyses:	227
Element:	AuPpm	Minimum:	1.95
Units:		Maximum:	3.50
Detection Limit:		Mean:	2.72
Expected Value (EV):	2.80	Std Deviation:	0.17
E.V. Range:	2.52 to 3.08	% in Tolerance	86.34 %
		% Bias	-2.95 %
		% RSD	6.37 %

Standard Control Plot
(Standard: PGPL2700)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 2.80
EV Range (2.52 to 3.08)
Mean of AuPpm = 2.72
1 Std Deviation
2 Std Deviations

Printed: 23-Mar-2007 13:40:21 Data Edited: 23-Mar-2007 13:06:35 Page 1

(Standard: ST42_7192)

Standard:	ST42_7192	No of Analyses:	225
Element:	AuPpm	Minimum:	1.35
Units:		Maximum:	1.87
Detection Limit:		Mean:	1.51
Expected Value (EV):	1.51	Std Deviation:	0.07
E.V. Range:	1.36 to 1.66	% in Tolerance	97.78 %
		% Bias	0.04 %
		% RSD	4.38 %

Standard Control Plot
(Standard: ST42_7192)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 1.51
EV Range (1.36 to 1.66)
Mean of AuPpm = 1.51
1 Std Deviation
2 Std Deviations

Printed: 23-Mar-2007 13:38:34 Data Edited: 23-Mar-2007 13:06:35 Page 1

3	MQes

Appendix A – Analabs Au Standards

(Standard: ST147)

Standard:	ST147	No of Analyses:	100
Element:	AuPpm	Minimum:	1.60
Units:		Maximum:	2.84
Detection Limit:		Mean:	2.56
Expected Value (EV):	2.66	Std Deviation:	0.14
E.V. Range:	2.39 to 2.93	% in Tolerance	98.00 %
		% Bias	-3.76 %
		% RSD	5.32 %

Standard Control Plot
(Standard: ST147)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 2.66
EV Range (2.39 to 2.93)
Mean of AuPpm = 2.56
1 Std Deviation
2 Std Deviations

Printed: 23-Mar-2007 13:39:03 Data Edited: 23-Mar-2007 13:06:35 Page 1

(Standard: PGPL30000)

Standard:	PGPL30000	No of Analyses:	52
Element:	AuPpm	Minimum:	24.30
Units:		Maximum:	31.30
Detection Limit:		Mean:	29.00
Expected Value (EV):	29.74	Std Deviation:	1.22
E.V. Range:	26.77 to 32.71	% in Tolerance	94.23 %
		% Bias	-2.50 %
		% RSD	4.21 %

Standard Control Plot
(Standard: PGPL30000)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 29.74
EV Range (26.77 to 32.71)
Mean of AuPpm = 29.00
1 Std Deviation
2 Std Deviations

Printed: 23-Mar-2007 13:39:22 Data Edited: 23-Mar-2007 13:06:35 Page 1

4	MQes

Appendix A – Analabs Au Standards

5	MQes

Appendix A – Analabs Cu Standards

Analabs Cu Standards

Analabs Cu Standards (Standard: PGPL3600)

Standard:	PGPL3600	No of Analyses:	516
Element:	Cu	Minimum:	16.00
Units:		Maximum:	51,500.00
Detection Limit:		Mean:	4,921.12
Expected Value (EV):	4,651.00	Std Deviation:	2,379.98
E.V. Range:	4,185.90 to 5,116.10	% in Tolerance	72.87 %
		% Bias	5.81 %
		% RSD	48.36 %

Standard Control Plot
(Standard: PGPL3600)
CuPpm (g/t)
date_RSG
09-Jan-2002
03-Oct-2002
05-Feb-2003
11-Jul-2003
20-Jan-2005
CuPpm
Expected Value = 4,651.00
EV Range (4,185.90 to 5,116.10)
Mean of CuPpm = 4,921.12
1 Std Deviation
2 Std Deviations

Analabs Cu Standards (Standard: PGPL5000)

Standard:	PGPL5000	No of Analyses:	314
Element:	Cu	Minimum:	1,110.00
Units:		Maximum:	8,890.00
Detection Limit:		Mean:	6,697.39
Expected Value (EV):	6,337.00	Std Deviation:	649.89
E.V. Range:	5,703.30 to 6,970.70	% in Tolerance	69.43 %
		% Bias	5.69 %
		% RSD	9.70 %

Standard Control Plot
(Standard: PGPL5000)
CuPpm (g/t)
date_RSG
08-Dec-2002
02-Jun-2003
CuPpm
Expected Value = 6,337.00
EV Range (5,703.30 to 6,970.70)
Mean of CuPpm = 6,697.39
1 Std Deviation
2 Std Deviations

6	MQes

Appendix A – Analabs Cu Standards

Analabs Cu Standards
(Standard: PGPL2100)

Standard:	PGPL2100		No of Analyses:	432
Element:	Cu		Minimum:	340.00
Units:			Maximum:	6,150.00
Detection Limit:			Mean:	2,847.63
Expected Value (EV):	2,731.00		Std Deviation:	356.14
E.V. Range:	2,457.90 to 3,004.10		% in Tolerance	68.98 %
			% Bias	4.27 %
			% RSD	12.51 %

Standard Control Plot
(Standard: PGPL2100)
7000
6000
5000
4000
3000
2000
1000
0
CuPpm (g/t)
date_RSG
CuPpm
Expected Value = 2,731.00
EV Range (2,457.90 to 3,004.10)
Mean of CuPpm = 2,847.63
1 Std Deviation
2 Std Deviations

Analabs Cu Standards
(Standard: PGPL10000)

Standard:	PGPL10000		No of Analyses:	275
Element:	Cu		Minimum:	3,270.00
Units:			Maximum:	18,000.00
Detection Limit:			Mean:	12,957.96
Expected Value (EV):	13,169.00		Std Deviation:	1,464.18
E.V. Range:	11,852.10 to 14,485.90		% in Tolerance	80.36 %
			% Bias	-1.60 %
			% RSD	11.30 %

Standard Control Plot
(Standard: PGPL10000)
18000
16000
14000
12000
10000
8000
6000
4000
CuPpm (g/t)
date_RSG
CuPpm
Expected Value = 13,169.00
EV Range (11,852.10 to 14,485.90)
Mean of CuPpm = 12,957.96
1 Std Deviation
2 Std Deviations

7	MQes

Appendix A – Analabs Cu Standards

Analabs Cu Standards
(Standard: PGPL2700)

Standard:	PGPL2700		No of Analyses:	227
Element:	Cu		Minimum:	25.00
Units:			Maximum:	8,230.00
Detection Limit:			Mean:	3,584.38
Expected Value (EV):	3,509.00		Std Deviation:	682.59
E.V. Range:	3,158.10 to 3,859.90		% in Tolerance	67.40 %
			% Bias	2.15 %
			% RSD	19.04 %

Standard Control Plot
(Standard: PGPL2700)
CuPpm (g/t)
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
13-Sep-2000
05-Dec-2001
14-Dec-2001
07-Jan-2002
22-Jan-2002
09-Apr-2002
31-Oct-2002
28-Nov-2002
16-Jan-2003
21-Jan-2003
06-Mar-2003
04-May-2003
29-May-2003
23-Jun-2003
25-Jul-2003
23-Sep-2003
10-Feb-2004
16-Apr-2004
09-Jun-2004
30-Jul-2004
date_RSG
CuPpm
Expected Value = 3,509.00
EV Range (3,158.10 to 3,859.90)
Mean of CuPpm = 3,584.38
1 Std Deviation
2 Std Deviations

Analabs Cu Standards
(Standard: PGPL30000)

Standard:	PGPL30000		No of Analyses:	52
Element:	Cu		Minimum:	12,800.00
Units:			Maximum:	24,000.00
Detection Limit:			Mean:	15,090.38
Expected Value (EV):	15,153.00		Std Deviation:	1,635.57
E.V. Range:	13,637.70 to 16,668.30		% in Tolerance	82.69 %
			% Bias	-0.41 %
			% RSD	10.84 %

Standard Control Plot
(Standard: PGPL30000)
CuPpm (g/t)
24000
23000
22000
21000
20000
19000
18000
17000
16000
15000
14000
13000
12000
28-Feb-2003
01-Apr-2003
26-Apr-2003
12-Jun-2003
10-Sep-2004
date_RSG
CuPpm
Expected Value = 15,153.00
EV Range (13,637.70 to 16,668.30)
Mean of CuPpm = 15,090.38
1 Std Deviation
2 Std Deviations

8	MQes

Appendix A – ALS Au Standards

ALS Standards

Summary
(Standard: PGPL3600)

Standard:	PGPL3600	No of Analyses:	70
Element:	AuPpm	Minimum:	0.01
Units:		Maximum:	11.10
Detection Limit:		Mean:	3.76
Expected Value (EV):	3.73	Std Deviation:	1.02
E.V. Range:	3.36 to 4.10	% in Tolerance	84.29 %
		% Bias	0.69 %
		% RSD	27.25 %

Standard Control Plot
(Standard: PGPL3600)

AuPpm (g/t)
0
1
2
3
4
5
6
7
8
18-Oct-2000
26-Oct-2000
15-Nov-2000
03-Apr-2001
23-Apr-2001
23-May-2001
date_RSG
AuPpm
Expected Value = 3.73
EV Range (3.36 to 4.10)
Mean of AuPpm = 3.76
1 Std Deviation
2 Std Deviations

Summary
(Standard: PGPL2100)

Standard:	PGPL2100	No of Analyses:	63
Element:	AuPpm	Minimum:	1.37
Units:		Maximum:	2.88
Detection Limit:		Mean:	2.15
Expected Value (EV):	2.15	Std Deviation:	0.19
E.V. Range:	1.94 to 2.37	% in Tolerance	85.71 %
		% Bias	0.16 %
		% RSD	9.00 %

Standard Control Plot
(Standard: PGPL2100)

AuPpm (g/t)
1.2
1.4
1.6
1.8
2.0
2.2
2.4
2.6
2.8
18-Oct-2000
20-Nov-2000
29-Nov-2000
28-Mar-2001
14-May-2001
03-Jun-2001
date_RSG
AuPpm
Expected Value = 2.15
EV Range (1.94 to 2.37)
Mean of AuPpm = 2.15
1 Std Deviation
2 Std Deviations

9	MQes

Appendix A – ALS Au Standards

Summary
(Standard: PGPL10000)

Standard:	PGPL10000	No of Analyses:	58
Element:	AuPpm	Minimum:	0.01
Units:		Maximum:	13.50
Detection Limit:		Mean:	9.81
Expected Value (EV):	10.32	Std Deviation:	1.66
E.V. Range:	9.29 to 11.35	% in Tolerance	81.03 %
		% Bias	-4.95 %
		% RSD	16.92 %

Standard Control Plot
(Standard: PGPL10000)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 10.32
EV Range (9.29 to 11.35)
Mean of AuPpm = 9.81
1 Std Deviation
2 Std Deviations

Summary
(Standard: PGPL2700)

Standard:	PGPL2700	No of Analyses:	58
Element:	AuPpm	Minimum:	0.15
Units:		Maximum:	3.65
Detection Limit:		Mean:	2.75
Expected Value (EV):	2.80	Std Deviation:	0.40
E.V. Range:	2.52 to 3.08	% in Tolerance	84.48 %
		% Bias	-1.62 %
		% RSD	14.67 %

Standard Control Plot
(Standard: PGPL2700)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 2.80
EV Range (2.52 to 3.08)
Mean of AuPpm = 2.75
1 Std Deviation
2 Std Deviations

10	MQes

Appendix A – ALS Au Standards

Summary
(Standard: ST42_7192)

Standard:	ST42_7192		No of Analyses:	65
Element:	AuPpm		Minimum:	0.01
Units:			Maximum:	4.57
Detection Limit:			Mean:	1.49
Expected Value (EV):	1.51		Std Deviation:	0.52
E.V. Range:	1.36 to 1.66		% in Tolerance	90.77 %
			% Bias	-1.50 %
			% RSD	35.12 %

Standard Control Plot
(Standard: ST42_7192)

AuPpm (g/t)
21-Nov-2000
19-Feb-2001
02-Apr-2001
25-Apr-2001
24-May-2001
30-Jul-2001
date_RSG
AuPpm
Expected Value = 1.51
EV Range (1.36 to 1.66)
Mean of AuPpm = 1.49
1 Std Deviation
2 Std Deviations

Summary
(Standard: ST147)

Standard:	ST147		No of Analyses:	9
Element:	AuPpm		Minimum:	1.89
Units:			Maximum:	2.64
Detection Limit:			Mean:	2.46
Expected Value (EV):	2.66		Std Deviation:	0.21
E.V. Range:	2.39 to 2.93		% in Tolerance	88.89 %
			% Bias	-7.35 %
			% RSD	8.71 %

Standard Control Plot
(Standard: ST147)

AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 2.66
EV Range (2.39 to 2.93)
Mean of AuPpm = 2.46
1 Std Deviation
2 Std Deviations

11	MQes

Appendix A – ALS Au Standards

Summary
(Standard: PGPL30000)

Standard:	PGPL30000		No of Analyses:	10
Element:	AuPpm		Minimum:	28.00
Units:			Maximum:	31.10
Detection Limit:			Mean:	29.83
Expected Value (EV):	29.74		Std Deviation:	1.02
E.V. Range:	26.77 to 32.71		% in Tolerance	100.00 %
			% Bias	0.30 %
			% RSD	3.42 %

Standard Control Plot
(Standard: PGPL30000)
AuPpm (g/t)
11-Apr-2001
11-Apr-2001
20-Apr-2001
24-Apr-2001
25-Apr-2001
26-Apr-2001
26-Apr-2001
26-Apr-2001
27-Apr-2001
date_RSG
AuPpm
Expected Value = 29.74
EV Range (26.77 to 32.71)
Mean of AuPpm = 29.83
1 Std Deviation
2 Std Deviations

Summary
(Standard: ST06_8208)

Standard:	ST06_8208		No of Analyses:	10
Element:	AuPpm		Minimum:	0.01
Units:			Maximum:	1.08
Detection Limit:			Mean:	0.92
Expected Value (EV):	1.01		Std Deviation:	0.31
E.V. Range:	0.91 to 1.11		% in Tolerance	80.00 %
			% Bias	-8.71 %
			% RSD	33.64 %

Standard Control Plot
(Standard: ST06_8208)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 1.01
EV Range (0.91 to 1.11)
Mean of AuPpm = 0.92
1 Std Deviation
2 Std Deviations

12	MQes

Appendix A – ALS Cu Standards

ALS Cu Standards

ALS Cu Standards (Standard: PGPL3600)

Standard:	PGPL3600	No of Analyses:	70
Element:	Cu	Minimum:	3,910.00
Units:		Maximum:	5,200.00
Detection Limit:		Mean:	4,797.57
Expected Value (EV):	4,651.00	Std Deviation:	251.30
E.V. Range:	4,185.90 to 5,116.10	% in Tolerance	94.29 %
		% Bias	3.15 %
		% RSD	5.24 %

Standard Control Plot
(Standard: PGPL3600)
CuPpm (g/t)
6000
5000
4000
3000
2000
1000
0
15-Nov-2000
03-Apr-2001
23-Apr-2001
date_RSG
CuPpm
Expected Value = 4,651.00
EV Range (4,185.90 to 5,116.10)
Mean of CuPpm = 4,797.57
1 Std Deviation
2 Std Deviations

ALS Cu Standards (Standard: PGPL2100)

Standard:	PGPL2100	No of Analyses:	63
Element:	Cu	Minimum:	49.00
Units:		Maximum:	3,070.00
Detection Limit:		Mean:	2,716.17
Expected Value (EV):	2,731.00	Std Deviation:	379.57
E.V. Range:	2,457.90 to 3,004.10	% in Tolerance	90.48 %
		% Bias	-0.54 %
		% RSD	13.97 %

Standard Control Plot
(Standard: PGPL2100)
CuPpm (g/t)
4000
3000
2000
1000
0
18-Oct-2000
20-Nov-2000
29-Nov-2000
28-Mar-2001
14-May-2001
03-Jun-2001
date_RSG
CuPpm
Expected Value = 2,731.00
EV Range (2,457.90 to 3,004.10)
Mean of CuPpm = 2,716.17
1 Std Deviation
2 Std Deviations

13	MQes

Appendix A – ALS Cu Standards

ALS Cu Standards
(Standard: PGPL10000)

Standard:	PGPL10000		No of Analyses:	57
Element:	Cu		Minimum:	2.50
Units:			Maximum:	14,300.00
Detection Limit:			Mean:	13,313.38
Expected Value (EV):	13,169.00		Std Deviation:	1,814.56
E.V. Range:	11,852.10 to 14,485.90		% in Tolerance	98.25 %
			% Bias	1.10 %
			% RSD	13.63 %

Standard Control Plot
(Standard: PGPL10000)
CuPpm (g/t)
date_RSG
CuPpm
Expected Value = 13,169.00
EV Range (11,852.10 to 14,485.90)
Mean of CuPpm = 13,313.38
1 Std Deviation
2 Std Deviations

ALS Cu Standards
(Standard: PGPL2700)

Standard:	PGPL2700		No of Analyses:	58
Element:	Cu		Minimum:	2,790.00
Units:			Maximum:	3,950.00
Detection Limit:			Mean:	3,542.59
Expected Value (EV):	3,509.00		Std Deviation:	222.23
E.V. Range:	3,158.10 to 3,859.90		% in Tolerance	93.10 %
			% Bias	0.96 %
			% RSD	6.27 %

Standard Control Plot
(Standard: PGPL2700)
CuPpm (g/t)
date_RSG
CuPpm
Expected Value = 3,509.00
EV Range (3,158.10 to 3,859.90)
Mean of CuPpm = 3,542.59
1 Std Deviation
2 Std Deviations

14	MQes

Appendix A – ALS Cu Standards

15	MQes

SGS Au Standards

SGS Au Standards
(Standard: PGPL5000)

Standard:	PGPL5000		No of Analyses:	358
Element:	AuPpm		Minimum:	4.06
Units:			Maximum:	5.83
Detection Limit:			Mean:	5.10
Expected Value (EV):	5.21		Std Deviation:	0.24
E.V. Range:	4.69 to 5.73		% In Tolerance	96.09 %
			% Bias	-2.06 %
			% RSD	4.73 %

Standard Control Plot
(Standard: PGPL5000)
AuPpm (g/t)
19-Oct-2005
03-Jul-2006
date_RSG
AuPpm
Expected Value = 5.21
EV Range (4.69 to 5.73)
Mean of AuPpm = 5.10
1 Std Deviation
2 Std Deviations

SGS Au Standards
(Standard: PGPL2100)

Standard:	PGPL2100		No of Analyses:	135
Element:	AuPpm		Minimum:	1.66
Units:			Maximum:	2.72
Detection Limit:			Mean:	2.12
Expected Value (EV):	2.15		Std Deviation:	0.13
E.V. Range:	1.94 to 2.37		% In Tolerance	95.56 %
			% Bias	-1.55 %
			% RSD	5.95 %

Standard Control Plot
(Standard: PGPL2100)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 2.15
EV Range (1.94 to 2.37)
Mean of AuPpm = 2.12
1 Std Deviation
2 Std Deviations

16	MQes

SGS Au Standards
(Standard: PGPL10000)

Standard:	PGPL10000	No of Analyses:	165
Element:	AuPpm	Minimum:	8.10
Units:		Maximum:	11.80
Detection Limit:		Mean:	10.27
Expected Value (EV):	10.32	Std Deviation:	0.55
E.V. Range:	9.29 to 11.35	% In Tolerance	93.33 %
		% Bias	-0.48 %
		% RSD	5.37 %

Standard Control Plot
(Standard: PGPL10000)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 10.32
EV Range (9.29 to 11.35)
Mean of AuPpm = 10.27
1 Std Deviation
2 Std Deviations

SGS Au Standards
(Standard: PGPL2700)

Standard:	PGPL2700	No of Analyses:	197
Element:	AuPpm	Minimum:	2.31
Units:		Maximum:	3.45
Detection Limit:		Mean:	2.71
Expected Value (EV):	2.80	Std Deviation:	0.16
E.V. Range:	2.52 to 3.08	% In Tolerance	89.85 %
		% Bias	-3.30 %
		% RSD	5.74 %

Standard Control Plot
(Standard: PGPL2700)
AuPpm (g/t)
date_RSG
AuPpm
Expected Value = 2.80
EV Range (2.52 to 3.08)
Mean of AuPpm = 2.71
1 Std Deviation
2 Std Deviations

17	MQes

SGS Au Standards
(Standard: ST42_7192)

Standard:	ST42_7192	No of Analyses:	51
Element:	AuPpm	Minimum:	1.28
Units:		Maximum:	1.60
Detection Limit:		Mean:	1.50
Expected Value (EV):	1.51	Std Deviation:	0.06
E.V. Range:	1.36 to 1.66	% In Tolerance	98.04 %
		% Bias	-0.40 %
		% RSD	3.84 %

Standard Control Plot
(Standard: ST42_7192)
1.7
1.6
1.5
1.4
1.3
1.2
1.1
AuPpm (g/t)
07-Oct-2004
09-Nov-2004
24-Nov-2004
23-Jan-2005
date_RSG
AuPpm
Expected Value = 1.51
EV Range (1.36 to 1.66)
Mean of AuPpm = 1.50
1 Std Deviation
2 Std Deviations

SGS Au Standards
(Standard: PGPL30000)

Standard:	PGPL30000	No of Analyses:	29
Element:	AuPpm	Minimum:	26.90
Units:		Maximum:	34.00
Detection Limit:		Mean:	29.62
Expected Value (EV):	29.74	Std Deviation:	1.64
E.V. Range:	26.77 to 32.71	% In Tolerance	96.55 %
		% Bias	-0.39 %
		% RSD	5.53 %

Standard Control Plot
(Standard: PGPL30000)
34
33
32
31
30
29
28
27
26
AuPpm (g/t)
05-Feb-2005
09-Feb-2005
01-Mar-2005
03-Mar-2005
29-Mar-2005
31-Mar-2005
04-Apr-2005
18-Apr-2005
20-Jun-2005
22-Jun-2005
30-Jun-2005
10-Aug-2005
10-Aug-2005
04-Sep-2005
10-Sep-2005
03-Nov-2005
11-Nov-2005
28-Mar-2006
20-Apr-2006
26-Apr-2006
26-Apr-2006
date_RSG
AuPpm
Expected Value = 29.74
EV Range (26.77 to 32.71)
Mean of AuPpm = 29.62
1 Std Deviation
2 Std Deviations

SGS Cu Standards

18	MQes

SGS Cu Standards
(Standard: PGPL3600)

Standard:	PGPL3600	No of Analyses:	140
Element:	Cu	Minimum:	1,835.00
Units:		Maximum:	5,690.00
Detection Limit:		Mean:	4,777.58
Expected Value (EV):	4,651.00	Std Deviation:	390.90
E.V. Range:	4,185.90 to 5,116.10	% in Tolerance	82.86 %
		% Bias	2.72 %
		% RSD	8.18 %

Standard Control Plot
(Standard: PGPL3600)

CuPpm (g/t)
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
14-Mar-2005
07-Apr-2005
27-Apr-2005
26-May-2005
19-Jun-2005
04-Jul-2005
03-Aug-2005
03-Aug-2006
date_RSG
CuPpm
Expected Value = 4,651.00
EV Range (4,185.90 to 5,116.10)
Mean of CuPpm = 4,777.58
1 Std Deviation
2 Std Deviations

SGS Cu Standards
(Standard: PGPL5000)

Standard:	PGPL5000	No of Analyses:	351
Element:	Cu	Minimum:	1,090.00
Units:		Maximum:	8,790.00
Detection Limit:		Mean:	6,819.39
Expected Value (EV):	6,337.00	Std Deviation:	696.04
E.V. Range:	5,703.30 to 6,970.70	% in Tolerance	56.41 %
		% Bias	7.61 %
		% RSD	10.21 %

Standard Control Plot
(Standard: PGPL5000)

CuPpm (g/t)
9000
8000
7000
6000
5000
4000
3000
2000
1000
19-Oct-2005
07-Jul-2006
date_RSG
CuPpm
Expected Value = 6,337.00
EV Range (5,703.30 to 6,970.70)
Mean of CuPpm = 6,819.39
1 Std Deviation
2 Std Deviations

19	MQes

SGS Cu Standards
(Standard: PGPL2100)

Standard:	PGPL2100	No of Analyses:	135
Element:	Cu	Minimum:	1,910.00
Units:		Maximum:	3,360.00
Detection Limit:		Mean:	2,845.87
Expected Value (EV):	2,731.00	Std Deviation:	198.02
E.V. Range:	2,457.90 to 3,004.10	% in Tolerance	80.74 %
		% Bias	4.21 %
		% RSD	6.96 %

Standard Control Plot
(Standard: PGPL2100)
CuPpm (g/t)
3400
3200
3000
2800
2600
2400
2200
2000
1800
21-Sep-2004
02-Feb-2005
17-Feb-2005
17-May-2005
07-Jun-2005
03-Jul-2005
14-Jul-2005
07-Aug-2005
22-Aug-2005
24-Aug-2005
06-Sep-2005
22-Sep-2005
date_RSG
CuPpm
Expected Value = 2,731.00
EV Range (2,457.90 to 3,004.10)
Mean of CuPpm = 2,845.87
1 Std Deviation
2 Std Deviations

SGS Cu Standards
(Standard: PGPL10000)

Standard:	PGPL10000	No of Analyses:	165
Element:	Cu	Minimum:	49.50
Units:		Maximum:	21,000.00
Detection Limit:		Mean:	13,419.44
Expected Value (EV):	13,169.00	Std Deviation:	2,350.00
E.V. Range:	11,852.10 to 14,485.90	% in Tolerance	74.55 %
		% Bias	1.90 %
		% RSD	17.51 %

Standard Control Plot
(Standard: PGPL10000)
CuPpm (g/t)
22000
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
15-Mar-2005
11-Jun-2005
31-Jul-2005
19-Oct-2005
14-Nov-2005
30-Jan-2006
28-Mar-2006
05-Jun-2006
26-Jun-2006
16-Jul-2006
17-Aug-2006
date_RSG
CuPpm
Expected Value = 13,169.00
EV Range (11,852.10 to 14,485.90)
Mean of CuPpm = 13,419.44
1 Std Deviation
2 Std Deviations

20	MQes

21	MQes